07048393

1-00087

P.E. 12/31/06

AR/S

RECD S.E.C.
APR 0 2 2007
1086

RECD S.E.C.
APR 0 2 2007
1086

Kodak



PROCESSED
APR 0 5 2007
THOMSON
FINANCIAL

new. reconnect. reimagine. redesign. recharge.

Dear Fellow Investors:

In 2006, a new Kodak began to emerge.

For the first time in our history, the full-year growth of our digital earnings exceeded the decline in earnings from our traditional business. When you consider where we were three years ago, with few digital prospects to speak of and the film industry in rapid decline, this milestone speaks volumes about our determination to remake and renew Kodak in the digital age.

Our record of innovation and corporate responsibility grew in leaps and bounds. In 2006, we secured 688 new patents, putting us among the world's top-ranked patent recipients, especially measured against dollars spent. We won dozens of awards for excellence and innovation in product design, service, and marketing. We were also recognized for our business ethics, corporate citizenship, diversity, and environmental stewardship.

Our efforts to capitalize on our intellectual property accelerated in 2006. We now have patent license agreements with more than 20 companies. In addition to generating cash and earnings, these agreements increase our ability to enter new digital markets and reach more people with cutting-edge technology.

We have met unprecedented challenges in the company's history and we are becoming a stronger company in the process. Moreover, we're within sight of completing what will be one of the most remarkable turnarounds in corporate history.

We have a lot of work ahead of us on many fronts—launching our new and revolutionary consumer inkjet business, capitalizing on the creation of our graphic communications business, and completing our major restructuring, to name three. We approach this work with a confidence reinforced by our strong position in numerous digital markets, and our proven ability to make the changes needed for success.

resolve. reemerge.



"We're within sight of completing what will be one of the most remarkable turnarounds in corporate history."

Antonio M. Perez
Chairman and Chief Executive Officer

Financial Review

Since we began our transformation, we have measured our progress against three clear metrics:

- digital earnings
- digital revenue
- cash generation

Let's take a look at our results for 2006.

In digital earnings*, we delivered a result of $343 million, nearly five times that of the prior year, representing a $271 million increase. This was driven by healthier gross profit margins, strong earnings improvement in our graphic communications and consumer digital businesses, and global cost-reduction initiatives.

charge.

The second metric, digital revenue*, grew by $316 million, but was less than we would have liked. However, this shortfall was partly due to deliberate action on our part as we chose and publicly announced on January 30, 2006, to forego revenue and market share in certain areas of the low-end digital capture category in the interest of focusing on improving overall digital profit margins.

As for cash generation, we finished 2006 with nearly $1.5 billion in cash. Our cash flow was exceptionally strong, even after paying out $548 million in restructuring costs and reducing our debt by $805 million, to $2.778 billion. We plan to further reduce our debt by another $1.15 billion in 2007, predicated upon the anticipated closing of the sale of our Health Group to Onex Corporation in the first half of the year.

Our financial results in 2006 reflect our determination to become a more profitable company. As we enter 2007 with solid momentum, we will place a strong emphasis on developing a sustainable, profitable growth model, utilizing our talented people and our valuable resources to generate greater value for our shareholders.

* Amounts used that are considered non-GAAP financial measures are defined and reconciled to the most directly comparable GAAP measures on page 1 of this annual report to shareholders. GAAP refers to accounting principles generally accepted in the U.S.

Business Review

We can proudly point to examples of growth and revitalization in each of our business areas.

Graphic Communications Group

A strategic pillar in Kodak's future, in just three years our Graphic Communications Group (GCG) has gone from a passive and very modest participation in the industry to a business with more than 100,000 customers worldwide and revenue of more than $3.6 billion. To put our leadership position in perspective, consider this: Today, about 40 percent of the world's commercially printed pages are touched by Kodak technology.

Just as acquisitions were key to our growth in 2005, our performance in 2006 depended on our ability to successfully integrate those acquisitions into Kodak. GCG has come together well; our integration is ahead of plan, our investment in digital technologies has begun to pay off, and we are on track to achieve our target business model.

We now offer the industry's broadest range of prepress equipment, workflow software, digital printing, variable data printing, and consumables. In 2006, we put our capabilities to good use, achieving substantial recognition for our products and industry leadership:

- NAPL (National Association for Printing Leadership) Industry Award;
- Flexographic Prepress Platemakers Association Innovator of the Year;
- Stevie International Business Award for Service and Support;
- AIIM E-Doc Magazine's Best of Show for the Kodak i1220 scanner;
- Numerous GATF (Graphic Arts Technical Foundation) awards;
- Prinergy Evo workflow system became the fastest-selling workflow in the history of the industry;
- First sales of Kodak NexPress 2100 and Kodak Versamark dual printing systems in Brazil;
- 10th anniversary of our groundbreaking CTP Thermal technology.

With recognition such as this, and a broad and deep portfolio, we are uniquely positioned to serve customers in blended production environments, with technologies and products that support both conventional offset and digital printing. Consequently, we believe our prospects for growth, both in revenue and earnings, are strong.

Consumer Digital Imaging Group
This past year was full of critical milestones for our Consumer Digital Imaging Group (CDG). We are pleased about our progress and feel confident that we will build on this momentum in 2007. As Kodak transforms we look to the consumer business to bring profitable digital revenue growth and further carry the Kodak brand and consumer value proposition.

We continue to be a top market leader in the business segments where CDG competes, including digital cameras, snapshot printers, retail photo, kiosks, and online services. For the third year running, we received the J.D. Power and Associates award for Highest Customer Satisfaction with Digital Cameras—$200-$399. Kodak's EasyShare photo printers also earned high honors from J.D. Power and Associates for the highest level of overall satisfaction, significantly outpacing the other top six competitors. And, we earned numerous innovation and "best in show" awards.

We have made substantial progress in installing our digital business model and largely have the necessary infrastructure to compete in the digital world. We saw some important proof points from this effort: improved inventory levels and cash flow; a rationalized regional go-to-market model; a streamlined design, manufacturing and supply chain model; and a new marketing architecture with product marketing and integrated team focus. We implemented this business model with new partnerships and new ways of working and we should see further benefits from leveraging this integration during the next year and beyond. All of this was achieved while we kept investing in key technologies and product development for the future.

As we head into 2007, we are well positioned to launch new products and technologies in new markets, helping us to achieve profitable growth. We will also continue to exploit our current businesses—building on the scale that we gained during the past years.

One of those new products is a revolutionary approach to inkjet printing. The innovative Kodak EasyShare all-in-one inkjet printers, featuring premium pigment-based inks at half the price of competing inks, offer customers quality, ease-of-use and value that's unprecedented in the industry.

Film Products Group
Although our Film Products Group (FPG), formerly the Film and Photofinishing Systems Group, might not be thought of as part of the digital spotlight at Kodak, it continues to generate an impressive amount of cash to help fund our digital transition. Showing great leadership, our traditional business has successfully paced its restructuring efforts ahead of the decline in revenue. Despite competing in a challenging industry environment, we have maintained strong market positions and significant profit margins. As a result, we are creating a sustainable business model for customers who use film and paper.

Color negative film still holds a unique space in the motion picture workflow. It remains the medium of choice because its artistic and archival qualities still differentiate it from digital capture. For the 79th consecutive year—ever since the inception of the Academy Awards—the Oscar for Best Picture went to a movie produced on Kodak film. Similarly, Kodak distribution film still remains the medium of choice for distributing and viewing movies.

Studio Photography named Kodak Professional Portra film as the top choice in film in its first ever Reader's Choice Awards competition at Photo Plus Expo, the largest gathering of pro photographers and advanced amateurs in the U.S.



"40 percent of the world's commercially printed pages are touched by Kodak technology."

Internally, much of the Global Manufacturing & Logistics organization moved into FPG during the year, integrating the total supply chain into this unit's structure. We've always worked closely with our manufacturing partners; now we are together in one organization with common goals and leadership, forging an even stronger and more effective partnership.

FPG is focused more than ever on Kodak's historic business of film and related services. Our mission remains very straightforward: to build a sustainable business, serving customers who use film and paper.

Health Group
As this Annual Report goes to print, we have announced that Onex Corporation has agreed to purchase our Health business for up to $2.55 billion.

Despite the inherent uncertainty that went with such a process, the Health Group maintained double-digit operating profits and remained a worldwide leader in health imaging, including digital x-ray capture, medical printers, and x-ray film.

Outlook

We have two key strategic objectives for 2007:

- Achieve market success with our new products—In CDG, this includes CMOS and our game-changing all-in-one consumer inkjet printers; In GCG, this includes important product line extensions and exciting new market segment opportunities.
- Aggressively reduce our SG&A expenses, and complete our traditional restructuring.

By achieving those objectives we will have made the necessary progress toward the new digital business model envisioned in our turnaround plan announced in September 2003. That will allow Kodak to become a strong competitor in the digital world, with the brand, intellectual property, products, and people to achieve sustainable, profitable growth and high return on invested capital for our shareholders.

emerge.

Technology Review
This has been an exceptional year for research at Kodak. The Kodak Easyshare printers, announced in early 2007, derived their existence from early work in our research laboratories. The ground-breaking work on MEMS (Micro-Electro-Mechanical Systems) allowed us to design and manufacture long-life microscopic nozzles on the same silicon wafer as the rest of the printhead. This means that the printhead can stay where it belongs, namely in the printer, enabling us to offer consumers replacement ink cartridges at significantly lower prices. Another product of Kodak research is the advanced nanoparticle pigment ink, which yields images that will hold their color for more than a century. This is a great example of how Kodak's investment in research enables the design, production and marketing of state-of-the-art products.

Another success story has been the Shanghai Product Development Center. What began as a small software development center nine years ago has grown into an integral player in product development serving Kodak's different businesses. Several of Kodak's award-winning products have been developed, at least in part, in the Shanghai Center, working together with the other Kodak development centers in the U.S. and Europe. These products include the Kodak picture kiosk, Kodak Professional digital printing software (DP1), Document Imaging's Smart Touch, and Entertainment Imaging's Kodak look management system (KLMS).

Lastly, our intellectual property position remains strong, as attested by major licensing agreements concluded during the year. Our research focus has been entirely digital for several years now, and we are clearly picking up momentum.

There is one additional key to growth and to renewing Kodak's leadership, and it's an important one: our corporate culture and our people—how we view the world, what we focus on, how we make decisions and work with our customers, partners and amongst ourselves.

As we make all these changes and our culture evolves, I want to emphasize just how important an asset we have in our people. Kodak people are intelligent and creative. They are steady and strong and resilient. They are proud of this company, proud of their own contributions, and their commitment to success is unwavering.

We, all of us at Kodak, have a lot of work, and more rebuilding left to do to complete our transformation. But, together with that, we have new high value-creating opportunities to be developed this year. The year 2007 will be pivotal. But with a new Kodak coming into view, we feel optimistic about the year ahead.



Antonio M. Perez
Chairman and Chief Executive Officer

RECONCILIATION AND SAFE HARBOR

Digital earnings, Digital earnings growth and Digital revenue growth are non-GAAP financial measures. The reconciliations of those measures to the respective most comparable GAAP measures follow below:

2006 Digital Earnings and Digital Earnings Growth (in millions)

	FY 2006	Increase/ (Decrease)
Digital earnings, as presented	$ 343	$ 271
Traditional earnings and New Technologies loss	221	(214)
Legal settlement	2	(23)
Restructuring costs and other items	(768)	(350)
Loss from continuing operations before interest, other income (charges), net and income taxes (GAAP basis)	$ (202)	$ 430

2006 Digital Revenue Growth (in millions)

Digital revenue growth, as presented	$ 316
Traditional revenue decline	(1,302)
New Technologies revenue decline	(8)
Total Company revenue decline (GAAP basis)	$ (994)

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to expectations for the Company's revenue and earnings growth, debt, closing of the sale of the Health Group, business model, digital revenue growth, new products, SGA expenses and restructuring are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date they are made, and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change. The forward-looking statements contained in this report are subject to a number of factors and uncertainties, including the successful:

- execution of the digital growth and profitability strategies, business model and cash plan;
- implementation of the cost reduction programs;
- transition of certain financial processes and administrative functions to a global shared services model and the outsourcing of certain functions to third parties;
- implementation of, and performance under, the debt management program, including compliance with the Company's debt covenants;
- development and implementation of product go-to-market and e-commerce strategies;
- protection, enforcement and defense of the Company's intellectual property, including defense of our products against the intellectual property challenges of others;
- implementation of intellectual property licensing and other strategies;
- completion of information systems upgrades, including SAP, the Company's enterprise system software;
- completion of various portfolio actions;
- reduction of inventories;
- integration of acquired businesses;
- improvement in manufacturing productivity and techniques;
- improvement in receivables performance;
- improvement in supply chain efficiency; and
- implementation of the strategies designed to address the decline in the Company's traditional businesses.

The forward-looking statements contained in this report are subject to the following additional risk factors:

- inherent unpredictability of currency fluctuations, commodity prices and raw material costs;
- competitive actions, including pricing;
- changes in the Company's debt credit ratings and its ability to access capital markets;
- the nature and pace of technology evolution;
- changes to accounting rules and tax laws, as well as other factors which could impact the Company's reported financial position or effective tax rate;
- general economic, business, geo-political and regulatory conditions;
- market growth predictions;
- continued effectiveness of internal controls; and
- other factors and uncertainties disclosed from time to time in the Company's filings with the Securities and Exchange Commission.

Any forward-looking statements in this report should be evaluated in light of these important factors and uncertainties.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2006 or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____ to ____

Commission File Number 1-87

EASTMAN KODAK COMPANY

(Exact name of registrant as specified in its charter)

NEW JERSEY	**16-0417150**
(State of incorporation)	(IRS Employer Identification No.)
343 STATE STREET, ROCHESTER, NEW YORK	**14650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 585-724-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $2.50 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2006, was approximately $6.8 billion. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's common stock as of February 21, 2007 was 287,513,753 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

PART III OF FORM 10-K

The following items in Part III of this Form 10-K incorporate by reference information from the Notice of 2007 Annual Meeting and Proxy Statement:

Item 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 11 - EXECUTIVE COMPENSATION

Item 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

TABLE OF CONTENTS

PART I

Page	Item	Title
5	Item 1.	Business
11	Item 1A.	Risk Factors
15	Item 1B.	Unresolved Staff Comments
15	Item 2.	Properties
16	Item 3.	Legal Proceedings
16	Item 4.	Submission of Matters to a Vote of Security Holders
17		Executive Officers of the Registrant

PART II

Page	Item	Title
20	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
21	Item 6.	Selected Financial Data
21	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations
47		Liquidity and Capital Resources
57	Item 7A.	Quantitative and Qualitative Disclosures About Market Risk
58	Item 8.	Financial Statements and Supplementary Data
60		Consolidated Statement of Operations
61		Consolidated Statement of Financial Position
62		Consolidated Statement of Shareholders' Equity
65		Consolidated Statement of Cash Flows
67		Notes to Financial Statements
126	Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
126	Item 9A.	Controls and Procedures
127	Item 9B.	Other Information

PART III

Page	Item	Title
128	Item 10.	Directors, Executive Officers and Corporate Governance
128	Item 11.	Executive Compensation
128	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
129	Item 13.	Certain Relationships and Related Transactions, and Director Independence
129	Item 14.	Principal Accounting Fees and Services

PART IV

Page	Item	Title
130	Item 15.	Exhibits, Financial Statement Schedules
131		Signatures
132		Schedule II - Valuation and Qualifying Accounts
133		Index to Exhibits

PART I

ITEM 1. BUSINESS

Eastman Kodak Company (the Company or Kodak) is the world's foremost imaging innovator, providing leading products and services to the photographic, graphic communications and healthcare markets. With sales of $13.3 billion in 2006, the Company is committed to a digitally oriented growth strategy focused on helping people better use meaningful images and information in their life and work. Consumers use Kodak's system of digital and traditional image capture products and services to take, print, store and share their pictures anytime, anywhere; businesses effectively communicate with customers worldwide using Kodak solutions for prepress, conventional and digital printing and document imaging; creative professionals rely on Kodak technology to uniquely tell their story through moving or still images; and leading healthcare organizations rely on Kodak's innovative products, services and customized workflow solutions to help improve patient care and maximize efficiency and information sharing within and across their enterprises.

In 2003, the Company announced a comprehensive strategy to be implemented through 2007 to complete its transformation as the leader of the traditional photographic industry to a leadership position in digital imaging markets. Solid progress was achieved during 2006 in each area of this strategy. The Company holds a leading position in key digital product categories where it participates. For the year ended December 31, 2006, the Company achieved a level of digital revenues that exceeded traditional revenues. Additionally, through the 2005 acquisitions of KPG and Creo, the Company has essentially completed its $3 billion investment and acquisition plan included in the 2003 strategy.

For 2007, the Company's strategy is to continue to focus on the following metrics:

- Net cash generation
- Earnings growth from digital products and services
- Revenue growth from digital products and services

In addition the Company's priorities for 2007 also include:

- Achieve market success with new products, including consumer inkjet and CMOS, and Graphic Communications Group (GCG) product line extensions and new market opportunities within GCG
- Continue progress toward the installation of our target cost model, including the focus on selling, general, and administrative (SG&A) expenses, and completion of the traditional restructuring

Reportable Segments

As of and for the year ended December 31, 2006, the Company reported financial information for four reportable segments: Consumer Digital Imaging Group (CDG), Film and Photofinishing Systems Group (FPG), Graphic Communications Group (GCG) and Health Group (KHG). The balance of the Company's operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other.

The following business discussion is based on the four reportable segments and All Other as they were structured as of and for the year ended December 31, 2006. The Company's sales, earnings and assets by reportable segment for these four reportable segments and All Other for the past three years are shown in Note 23, "Segment Information."

Consumer Digital Imaging Group (CDG) Segment

Sales from continuing operations of the CDG segment for 2006, 2005 and 2004 were (in millions) $2,920, $3,215 and $2,366, respectively.

The Company is a global leader in providing digital photography products and services for consumer markets. Kodak holds top three market shares in the major markets it participates in such as digital still cameras, snapshot printers, retail photo kiosks, and online imaging services.

CDG's mission is to enhance people's lives and social interactions through the capabilities of digital imaging technology, combined with Kodak's unique consumer knowledge, brand and intellectual property. This focus has led to a full range of product and service offerings to the consumer. CDG's strategy is to extend picture taking, picture search/organizing, creativity, sharing and printing to bring innovative new experiences to consumers – in ways that extend Kodak's legendary heritage in ease of use.

Digital Products: Consumer digital products include digital cameras, home imaging accessory products, and self-contained home printers and printer media. This product line fuels Kodak's participation in the high revenue growth personal device and home accessory digital markets. Products are sold directly to retailers or distributors, and are also available to customers through the Internet at the Kodak store (www.kodak.com.). Kodak's full line of camera products and accessories enable the consumer to personalize their digital camera and their photographic experience. In January 2007 Kodak introduced a new line of Digital Picture Frames that play customizable slideshows of pictures and videos that can be set to music.

Retail Printing: In January 2007, the Retail Printing Group was redefined to manage Kodak's complete set of digital printing hardware, media and infrastructure offerings to retailers. This consolidation will enable a complete set of resources to be applied to bringing innovative service products

to retailers, and as such will add scale and stability to CDG's ongoing revenue, cash flows and earnings. Kodak's product and service offerings to retailers include retail kiosks, color paper, processing chemistry, retail store merchandising and identity programs, after sale service and support, web infrastructure support, and wholesale printing services. Kodak Picture Kiosks and associated media, with approximately 85,000 installations worldwide, are sold directly to major retailers and provide consumers with a flexible array of output products from their digital images. These products include high-quality custom printed products, and the ability to automatically create collages and interactive, picture-movie DVDs set to music.

On-Line Web Services: Kodak Gallery, which has more than 50 million members, is a leading online merchandise and sharing service in the category. The Kodakgallery.com site provides consumers with a secure and easy way to view, store and share their photos with friends and family, and to receive Kodak prints and other creative products from their pictures, such as photo books, frames, calendars, and a host of other personalized merchandise. In 2006, Kodak entered a partnership to develop and sell a line of branded Martha Stewart photo products on Kodak Gallery. Products are distributed directly to consumers' homes, or through relationships with major retailers. Additionally, the site is a chosen partner for leading companies such as Adobe, Apple, Microsoft, and Amazon.

Kodak also distributes Kodak EasyShare desktop software at no charge to consumers, which provides easy organization and editing tools, and unifies the experience between digital cameras, home printers, and the Kodak Gallery services.

Imaging Sensors: Kodak's line of CMOS sensors provides an attractive market opportunity, including mobile, automotive and industrial sectors. Kodak has leading sensor architecture intellectual property positions, and operates with an "asset light" manufacturing strategy that includes partnerships with key industry players for large-scale semiconductor manufacturing.

All-in-One Inkjet Printers: In February 2007, Kodak introduced the Kodak All-in-One Ink Jet Printing System as a major initiative to drive future revenue growth and earnings. Four key components enable an expected breakthrough market entry: 1) a proprietary high-speed inkjet printing system; 2) nanoparticle pigment-based inks; 3) instant-dry, porous papers; and 4) Kodak's unique Image Science technologies. Additionally, the system is designed with a permanent print head. This unique offering is targeting the high-volume document and photo printer market with a breakthrough value proposition that saves consumers 50% on everything they print. The Inkjet Operating Model leverages Kodak technology and the efficiency of the current industry infrastructure to achieve an "asset light" approach to deliver this unmatched value proposition to the marketplace.

Kodak aims for superior customer satisfaction in all of its products and services. In 2006, for the third year in a row, Kodak ranked as the highest brand in customer satisfaction among digital cameras in the $200-$399 price segment (nearly half of the U.S. market), according to *J.D. Power and Associates*. Kodak EasyShare Photo Printers earned highest levels of customer satisfaction in *J.D. Power and Associates Snapshot Printer survey*.

Marketing and Competition: The Company faces competition from other online service companies, consumer electronics and printer manufacturers in the markets in which it competes, generally competing on price and technological advances. Rapid price declines shortly after product introduction are common in this environment, as producers are continually introducing new models with enhanced capabilities, such as improved resolution and/or optical systems in cameras.

The key elements of CDG's marketing strategy emphasize ease of use, quality and the complete solution offered by Kodak products and services. This is communicated through a combination of in-store presentation on-line, public relations and advertising. The Company's advertising programs actively promote the segment's products and services in its various markets, and its principal trademarks, trade dress and corporate symbol are widely used and recognized. Kodak is frequently noted by trade and business publications as one of the most recognized and respected brands in the world.

Film and Photofinishing Systems Group (FPG) Segment

Sales from continuing operations of the FPG segment for 2006, 2005 and 2004 were (in millions) $4,156, $5,325 and $7,051, respectively.

This segment is composed of traditional photographic products and services used to create motion pictures, capture and print photographs, and for professional and commercial imaging applications. The Company manufactures and markets films (motion picture, consumer, professional, industrial and aerial), one-time-use and re-loadable film cameras, consumer and professional color photographic papers, photographic processing chemicals, wholesale photofinishing services, on-site event imaging solutions, and equipment service and support.

The market for consumer and professional films and certain industrial and aerial films are in decline due to digital substitution. The market for motion picture films remains stable with significant impact from digital substitution still expected to be some time away. The continued future impact of digital substitution on these film markets is difficult to predict due to a number of factors, including the pace of digital technology adoption, the underlying economic strength or weakness in major world markets, and the timing of digital infrastructure installation. Film usage continues to decline as consumers continue to migrate from a film-only household, to a dual-use (digital camera and film) household, or digital only household.

Marketing and Competition: The fundamental elements of the Company's strategy with respect to the photographic products in this segment are to create a sustainable business serving customers for traditional products while aggressively managing our cost structure for those businesses that are in decline. Selective innovation plays a key element in this strategy.

The Company's strategy for the entertainment imaging business is to sustain motion picture film's position as the pre-eminent capture medium for the creation of motion pictures, television dramas, commercials and a number of other types of theatrical productions. Selective investments to sustain film's superior image capture and quality characteristics are part of this strategy. Kodak has the leading share of the origination film market by a significant margin, led by the widely acclaimed Vision II series of motion picture films.

The distribution of motion pictures to theaters on print film is another important element of the business, one that the Company works hard to preserve. Price competition is a bigger factor in this segment of the motion picture market, but the Company continues to maintain the leading share position.

In the consumer and professional film markets, Kodak continues to maintain the leading worldwide share position despite continuing strong competition as the market declines. The exit of several smaller participants, along with the move of retailers to a 2-brand strategy, has enabled the Company to secure a number of preferred contract renewals with leading retailers in Europe and North America, strengthening our position as the market consolidates. In 2006, Kodak continued to offer selective innovation, upgrading our family of one-time-use cameras with improved film and introducing a new family of Kodak Professional Portra films, which won significant acclaim and industry awards. Price increases during 2006 led to the most stable pricing in nearly a decade.

Declines in the market for color photographic papers moderated during 2006, led by increased demand for digital printing. The Company's strategy to capitalize on this trend is to offer a variety of color paper formulations designed to optimize digital printing workflows in consumer and professional photo processing labs. The Company also offers to professional and commercial labs an industry-leading family of digital workflow software designed to improve their workflows and enhance our position as a supplier of consumables. Kodak's paper business also benefited from industry consolidation, gaining volume as several smaller participants have left the market.

Traditional products and services for the consumer are sold direct to retailers and through distributors throughout the world. Price competition continues to exist in all marketplaces. To be more cost competitive with its traditional product offerings, the Company is continuing to rationalize capacity and restructure its go-to-market model. As previously outlined, digital product offerings are substituting for some of the traditional film products, as a large number of consumers actively use digital cameras. While this substitution to date has had an impact primarily on the Company's film and paper sales, and processing services in the U.S., Japan and Western Europe, there are declining sales in emerging markets as well.

Throughout the world, almost all Entertainment Imaging products are sold directly to studios, laboratories, independent filmmakers or production companies. Quality and availability are important factors for these products, which are sold in a price competitive environment. As the industry moves to digital formats, the Company anticipates that it will face new competitors, including some of its current customers and other electronics manufacturers.

Graphic Communications Group (GCG) Segment

Sales from continuing operations of the Graphic Communications Group segment for 2006, 2005 and 2004 were (in millions) $3,632, $2,990 and $1,344, respectively.

The Graphic Communications Group segment serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, digital and traditional printing, document scanning and multi-vendor IT services. Products include digital and traditional prepress consumables, including plates, chemistry, and media; workflow and proofing software; color and black and white electrophotographic equipment and consumables; high-speed, high-volume continuous inkjet printing systems; wide-format inkjet printers; high-speed production document scanners; micrographic peripherals; and media (including micrographic films). The Company also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging services to customers.

Marketing and Competition: Throughout the world, graphic communications products are sold through a variety of direct and indirect channels. The end users of these products include businesses in the commercial printing, data center, in-plant and digital service provider market segments. While there is price competition, the Company has been able to maintain price by adding more attractive features to its products through technological advances. The Company has developed a wide-range portfolio of digital products; workflow, equipment, media, and services to meet the needs of customers who are interested in converting from traditional analog to digital technology. Maintenance and professional services for the Company's products are sold either through product distribution channels or directly to the end users.

The growth in digital solutions has negatively affected the sale of traditional graphic films. As a result, the Company has become more active in digital printing products and services in order to participate in this growth segment through the acquisitions of Scitex Digital Printing, renamed Kodak Versamark, the NexPress-related entities, KPG and Creo. Traditional graphic products, primarily consisting of graphic films and chemistry, were formerly sold directly by the Company to the KPG joint venture.

In addition, a range of inkjet products for digital printing and proofing are sold through direct and indirect means. Document scanners are sold primarily through a two-tiered distribution channel to a number of different industries. The Company remains competitive by focusing on developing digital solutions based on inkjet, thermal and electro-photographic technologies by comprehensive workflow, training and service systems.

Health Group Segment (KHG) Segment

Sales from continuing operations of the Health Group segment for 2006, 2005 and 2004 were (in millions) $2,497, $2,655 and $2,686, respectively.

Products and services of the Health Group segment enable healthcare customers (e.g., hospitals, imaging centers, etc.) to capture, process, integrate, archive and display images and information in a variety of forms. These products and services provide intelligent decision support through the entire patient pathway from research to detection to diagnosis to treatment. The Health Group segment also provides products and services that help customers improve workflow in their facilities, which in turn helps them enhance the quality and productivity of healthcare delivery.

The Health Group segment provides digital medical imaging and information products, and systems and solutions, which are key components of sales and earnings growth. These include laser imagers, digital print films, computed and digital radiography systems, dental radiographic imaging systems, dental practice management software, advanced picture-archiving and communications systems (PACS), and healthcare information systems (HCIS). Products of the Health Group segment also include traditional analog medical films, chemicals, and processing equipment. The Company's history in traditional analog imaging has made it a leader in this area and has served as the foundation for building its important digital imaging business. The Health Group segment serves the general radiology market and specialty health markets, including dental, mammography, orthopedics and oncology. The segment also provides molecular imaging for the biotechnology research market.

The Company announced on January 10, 2007 that it has reached an agreement to sell the Health Group to Onex Corporation for as much as $2.55 billion. The transaction is expected to close in the first half of 2007. As a result, KHG will be reported as a discontinued operation beginning in the first quarter of 2007.

Marketing and Competition: In the U.S., Canada and Latin America, health imaging consumables and analog equipment are sold through distributors. A significant portion of digital equipment and solutions is sold direct to end users, with the balance sold through distributors and OEMs. In the U.S., individual hospitals or groups of hospitals represented by, as buying agents, group purchasing organizations (GPOs), account for a significant portion of consumables and equipment sales industry-wide. The Health Group segment has secured long-term contracts with many of the major GPOs and, thus, has positioned itself well against competitors. In Europe, consumables and analog equipment are sold through distributors and value added service providers (VASPs) as well as direct to end users. Hospitals in Europe, which are a mix of private and government-funded types, employ a highly regimented tender process in acquiring medical imaging products. In addition to creating a competitive pricing environment, this process can result in a delay of up to 6 to 18 months between the time the tender is delivered to the hospital and the time the hospital makes a decision on the vendor. Additionally, the government-funded hospitals' budgets tend to be limited and restricted. Government reimbursement policies often drive the use of particular types of equipment and influence the transition from analog to digital imaging. These policies vary widely among European countries. In Asia and Japan, sales of all products are split between distributors and end users. In Europe, Asia and Japan, consumables and analog equipment are often sold as part of a media/equipment bundle. Digital equipment and solutions are sold direct to end-users and through OEMs in these three geographic areas.

Worldwide, the medical imaging market is crowded with a range of strong competitors. To compete aggressively, the Company's Health Group segment has developed a full portfolio of value-adding products and services. Some competitors offer digital solutions similar to those of Kodak, and other competitors offer similar analog solutions or a mix of analog and digital. The Health Group segment has a wide range of solutions from analog to digital as well as solutions combining both analog and digital technologies. Moreover, the segment's portfolio is expanding into new areas, thus enabling the segment to offer solutions that combine medical images and information, such as patient reports, into one unified package for medical practitioners. The Company will continue to innovate products and services to meet the changing needs and preferences of the marketplace.

All Other

Sales from continuing operations comprising All Other for 2006, 2005 and 2004 were (in millions) $69, $83 and $70, respectively.

All Other is composed of the Company's display business, business development and other small, miscellaneous businesses. The development initiatives in consumer inkjet technologies continue to be reported in All Other through the end of 2006.

Change in Reporting Structure

In December 2006, the Company announced that effective January 1, 2007 the Film and Photofinishing Systems Group would be called the Film Products Group, and that certain strategic product groups (SPG's) previously included in FPG would become part of CDG. Also effective January 1, 2007, consumer inkjet systems, formerly reported in All Other, would become part of CDG. This change in structure is to align the Company's reporting structure to the way in which the Company manages its business effective January 1, 2007. The most significant change, the transfer of photographic paper and photofinishing services to CDG from FPG, reflects the increasing manner in which images captured or generated by CDG products and services are printed and shared. CDG will be the Company's primary point of contact for the digital picture-taking consumer, providing a full range of products and services for capturing, storing, printing and sharing images. Additionally, the new structure will concentrate FPG's portfolio exclusively on film-related and entertainment imaging businesses. The following indicates the changes from the old reporting structure to the new reporting structure that will be implemented beginning in the first quarter of 2007:

Consumer Digital Imaging Group Segment (CDG): This segment will include photographic paper and photofinishing services, formerly part of FPG, and consumer inkjet systems, formerly part of All Other.

Film Products Group Segment (FPG): The Film Products Group segment will no longer include photographic paper and photofinishing services, since they will become part of CDG. Additionally, the non-destructive testing business, formerly included in the FPG segment, will be included in the Health Group segment.

Graphic Communications Group Segment (GCG): There are no changes to the composition of the GCG segment from 2006. However, as the GCG segment completes its integration process and further aligns the discrete businesses, starting in the first quarter of 2007, the GCG segment results will be reported using its new organizational structure, as described in Item 7, "Management's Discussion and Analysis of Financial Condition and Report of Operations."

Health Group Segment (KHG): The Company announced on January 10, 2007 that it has reached an agreement to sell the Health Group to Onex Corporation for as much as $2.55 billion. The transaction is expected to close in the first half of 2007. As a result, the results of operations and assets, net of liabilities, to be sold, inclusive of the non-destructive testing business formerly included in FPG, will be reported as a discontinued operation beginning in the first quarter of 2007.

All Other: In February 2007, the Company announced its entry into the consumer inkjet business. Beginning with the first quarter of 2007, the results of the consumer inkjet business, formerly included in All Other, will be reported within the CDG segment. There are no other changes to the composition of All Other.

Financial information by Geographic Area

Financial information by geographic area for the past three years is shown in Note 23, "Segment Information."

Raw Materials

The raw materials used by the Company are many and varied, and are generally readily available. Silver is one of the essential materials used in the manufacture of films and papers. The Company purchases silver from numerous suppliers under annual agreements or on a spot basis. Paper base is an essential material in the manufacture of photographic papers. The Company has contracts to acquire paper base from certified photographic paper suppliers over the next several years. Lithographic aluminum is the primary material used in the manufacture of offset printing plates. The Company procures raw aluminum coils from several suppliers on a spot basis or under contracts generally in place over the next one to three years.

Seasonality of Business

Sales and earnings of the CDG segment are linked to the timing of holidays, vacations and other leisure or gifting seasons. In 2006, sales of digital products were highest in the last four months of the year. Digital capture and home printing products have experienced peak sales in this period as a result of the December holidays. Sales are normally lowest in the first quarter due to the absence of holidays and fewer people taking vacations during that time. These trends are expected to continue as the Company continues to experience growth in sales of digital products.

Sales and earnings of the FPG segment are linked to the timing of holidays, vacations and other leisure activities. Sales and earnings are normally strongest in the second and third quarters as demand is high due to heavy vacation activity and events such as weddings and graduations.

Sales and earnings of the GCG segment exhibit modestly higher levels in the fourth quarter. This is driven primarily by the sales of continuous inkjet, electrophotographic printing, and document scanner products due to seasonal customer demand linked to commercial year-end budgeting processes.

With respect to the KHG segment, the sales of consumable products, which generate the major portion of the earnings of this segment, tend to occur uniformly throughout the year. Sales of equipment products, which carry lower margins than consumables, are highest in the fourth quarter as purchases by healthcare customers are linked to their year-end capital budget process. This pattern is also reflected in the third month of each quarter.

Research and Development

Through the years, the Company has engaged in extensive and productive efforts in research and development.

Research and development expenditures for the Company's four reportable segments and All Other for 2006, 2005 and 2004 were as follows:

(in millions)	2006	2005	2004
Consumer Digital Imaging Group	$ 171	$ 179	$ 164
Film & Photofinishing Systems Group	40	89	155
Graphic Communications Group	198	278	145
Health Group	138	162	180
All Other	163	184	192
Total	$ 710	$ 892	$ 836

For an explanation of the trends in research and development expenditures in each of the segments and All Other see the discussion for each segment in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Research and development is headquartered in Rochester, New York. Other U.S. groups are located in Boston, Massachusetts; Dallas, Texas; Oakdale, Minnesota; New Haven, Connecticut; and San Jose and San Diego, California. Outside the U.S., groups are located in England, France, Iceland, Israel, Germany, Japan, China, Singapore and Canada. These groups work in close cooperation with manufacturing units and marketing organizations to develop new products and applications to serve both existing and new markets.

It has been the Company's general practice to protect its investment in research and development and its freedom to use its inventions by obtaining patents. The ownership of these patents contributes to the Company's ability to provide leadership products and to generate revenue from licensing. The Company holds portfolios of patents in several areas important to its business, including digital cameras and image sensors; network photo sharing and fulfillment; flexographic and lithographic printing plates and systems, digital printing workflow and color management, proofing systems; color and black & white electrophotographic printing systems; wide-format, continuous, and home inkjet printers; inkjet inks, media and printing systems; thermal dye transfer and dye sublimation printing systems; digital cinema; color negative films, processing and papers; x-ray films, mammography systems, computed radiography, digital radiography, photothermographic dry printing, medical and dental image and information systems; and organic light-emitting diodes. Each of these areas is important to existing and emerging business opportunities that bear directly on the Company's overall business performance.

The Company's major products are not dependent upon one single, material patent. Rather, the technologies that underlie the Company's products are supported by an aggregation of patents having various remaining lives and expiration dates. There is no individual patent or group of patents the expiration of which is expected to have a material impact on the Company's results of operations.

Environmental Protection

The Company is subject to various laws and governmental regulations concerning environmental matters. The U.S. federal environmental legislation and state regulatory programs having an impact on the Company include the Toxic Substances Control Act, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, the Clean Water Act, the NY State Chemical Bulk Storage Regulations and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the Superfund Law).

It is the Company's policy to carry out its business activities in a manner consistent with sound health, safety and environmental management practices, and to comply with applicable health, safety and environmental laws and regulations. The Company continues to engage in a program for environmental protection and control.

Based upon information presently available, future costs associated with environmental compliance are not expected to have a material effect on the Company's capital expenditures, earnings or competitive position. However, such costs could be material to results of operations in a particular future quarter or year.

Environmental protection is further discussed in the Notes to Financial Statements, Note 11, "Commitments and Contingencies.".

Employment

At the end of 2006, the Company employed approximately 40,900 full time equivalent people, of whom approximately 20,600 were employed in the U.S. The actual number of employees may be greater because some individuals work part time.

The current employment amounts are expected to decline more over the next year as a result of the personnel reductions yet to be made under the 2004-2007 cost reduction program. On February 8, 2007, the Company updated the ranges for anticipated restructuring activity. The Company now expects that the total employment reductions will be in the range of 28,000 to 30,000 positions and total charges will be in the range of $3.6 billion to $3.8 billion. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion on this restructuring program.

Available Information

The Company files many reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports, and amendments to these reports, are made available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the SEC. They are available through the Company's website at www.Kodak.com. To reach the SEC filings, follow the links to Corporate, and then Investor Center. The Company also makes available free of charge through its website, at www.Kodak.com/go/annualreport, its summary annual report to shareholders and proxy statement.

The public may also read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We have included the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this report. We have also included these certifications with the Form 10-K filed on March 2, 2006. Additionally, we filed with the New York Stock Exchange (NYSE) the CEO certification, dated June 5, 2006, regarding our compliance with the NYSE's corporate governance listing standards pursuant to Section 303A.12(a) of the listing standards, and indicated that the CEO was not aware of any violations of the listing standards by the Company.

ITEM 1A. RISK FACTORS

Set forth below and elsewhere in this report and in other documents that the Company files with the Securities and Exchange Commission are risks and uncertainties that could cause the actual future results of the Company to differ from those expressed or implied in the forward-looking statements contained in this document and other public statements the Company makes. Additionally, because of the following risks and uncertainties, as well as other variables affecting our operating results, the Company's past financial performance should not be considered an indicator of future performance.

If we do not effectively execute our digital transformation, this could adversely affect our operations, revenue and ability to compete.

The Company continues with its transformation from a traditional products and services company to a primarily digital products and services company. This transformation includes an aggressive restructuring program to reduce its traditional infrastructure to cost-effectively manage the declining traditional business and to reduce its general and administrative costs to the level necessary to compete profitably in the digital markets. The Company expects these actions to be largely completed by the end of 2007. As a result of the digital transformation, the Company has established three key financial metrics against which it will measure success: net cash generation, earnings growth from digital products and services, and revenue growth from digital products and services. Accordingly, the success of the Company's transformation is dependent upon the execution of the Company's transformation initiatives including (1) managing the amount and timing of the cost savings resulting from the restructuring of its traditional infrastructure and the reductions in general and administrative costs, (2) Kodak's ability to continue its development and sale of digital products and services that deliver competitive margins in each of its segments, (3) the Company's ability to manage the traditional business for cash generation in a cost-effective manner and (4) the Company's ability to continue to successfully integrate its acquisitions, including KPG and Creo. If Kodak cannot continue to successfully execute its transformation initiatives, the Company's ability to compete as a profitable and growing digital company could be negatively affected, which could adversely affect its results of operations and its ability to generate cash.

If we fail to comply with the covenants contained in our Secured Credit Agreement, including the two financial covenants, our ability to meet our financial obligations could be severely impaired.

There are affirmative, negative and financial covenants contained in the Company's Secured Credit Agreement. These covenants are typical for a secured credit agreement of this nature. The Company's failure to comply with these covenants could result in a default under the Secured Credit Agreement. If an event of default were to occur and is not waived by the lenders, then all outstanding debt, interest and other payments under the Secured Credit Agreement could become immediately due and payable and any unused borrowing availability under the revolving credit facility of the Secured Credit Agreement could be terminated by the lenders. The failure of the Company to repay any accelerated debt under the Secured Credit Agreement could result in acceleration of the majority of the Company's unsecured outstanding debt obligations.

If we cannot effectively manage transitions of our products and services, this could adversely affect our revenues.

The industries in which Kodak competes are rapidly changing and becoming increasingly more complex. Kodak's ability to successfully transition its existing products to new offerings requires that the Company make accurate predictions of the product development schedule as well as volumes, product mix, customer demand, sales channels, and configuration. The process of developing new products and services is complex and often uncertain due to the frequent introduction of new products by competitors that offer improved performance and pricing. Kodak may anticipate demand and perceived market acceptance that differs from the product's realizable customer demand and revenue stream. Further, in the face of intense industry competition, any unanticipated delay in implementing certain product strategies (including digital products, category expansion and digitization) or in the development, production or marketing of a new product could decrease any advantage Kodak may have to be the first or among the first to market and could adversely affect Kodak's revenues. Kodak's failure to carry out a product rollout in the time frame anticipated and in the quantities appropriate to customer demand, or at all, could adversely affect future demand for the Company's products and services and have an adverse effect on its business. This risk is exacerbated when a product has a short life cycle or a competitor introduces a new product just before Kodak's introduction of a similar product.

Our results are subject to risks related to our significant investment in developing and introducing new products, such as consumer inkjet printers and CMOS semiconductors. These risk include: difficulties and delays in the development, production, testing and marketing of products; customer acceptance of products; resources we must devote to the development of new technology; and the ability to differentiate our products and compete with other companies in the same markets.

If we cannot effectively anticipate trends and respond to changing customer preferences, this could aversely affect our revenues.

Due to changes in technology, the market for traditional photography products and services is in decline and, as a result, product development has focused on digital capture devices (digital cameras and scanners) designed to improve the image acquisition or digitalization process, software products designed to enhance and simplify the digital workflow, output devices (thermal and inkjet printers and commercial printing systems and solutions) designed to produce high quality documents and images, and media (thermal and silver halide) optimized for digital workflows. Kodak's success depends in part on its ability to develop and introduce new products and services in a timely manner that keep pace with technological developments and that are accepted in the market. The Company continues to introduce new consumer and commercial digital product offerings, however, there can be no assurance that the Company will be successful in anticipating and developing new products, product enhancements or new solutions and services to adequately address changing technologies and customer requirements. In addition, if the Company is unable to anticipate and develop improvements to its current technology, to adapt its products to changing customer preferences or requirements or to continue to produce high quality products in a timely and cost-effective manner in order to compete with products offered by its competitors, this could adversely affect the revenues of the Company.

If we cannot adequately protect our intellectual property, our business could be harmed.

Kodak has made substantial investments in technologies and has filed patent applications and obtained patents to protect its intellectual property rights as well as the interests of the Company licensees. The execution and enforcement of licensing agreements protects the Company's intellectual property rights and provides a revenue stream in the form of royalties that enables Kodak to further innovate and provide the marketplace with new products and services. There is no assurance that such measures alone will be adequate to protect the Company's intellectual property.

Our revenue and earnings may suffer if we cannot continue to implement our intellectual property licensing strategies.

The Company's ability to execute its intellectual property licensing strategies could also affect the Company's revenue and earnings. Kodak's failure to develop and properly manage new intellectual property could adversely affect market positions and business opportunities. Furthermore, the Company's failure to identify and implement licensing programs, including identifying appropriate licensees, could adversely affect the profitability of Kodak's operations.

Our revenue, earnings and expenses may suffer if we cannot continue to license or enforce our intellectual property rights.

Kodak relies upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and agreements with its employees, customers, suppliers and other parties, to establish, maintain and enforce its intellectual property rights. Any of the Company's direct or indirect intellectual property rights could, however, be challenged, invalidated or circumvented, or such intellectual property rights may not be sufficient to permit the Company to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, Kodak may be unable to protect its proprietary technology adequately against unauthorized third party copying or use, which could adversely affect its competitive position. Also, because of the rapid pace of technological change in the information technology industry, much of our business and many of our products rely on key technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

Our revenue, earnings and expenses may suffer if third parties assert that we violate their intellectual property rights.

Third parties may claim that the Company or customers indemnified by Kodak are infringing upon their intellectual property rights. In recent years, individuals and groups have begun purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from large companies like the Company. Even if Kodak believes that the claims are without merit, the claims can be time-consuming and costly to defend and distract management's attention and resources. Claims of intellectual property infringement also might require the Company to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting Kodak from marketing or selling certain of its products. Even if the Company has an agreement to indemnify it against such costs, the indemnifying party may be unable to uphold its contractual agreement to Kodak. If we cannot or do not license the infringed technology at all or on reasonable terms or substitute similar technology from another source, our revenue and earnings could suffer.

If we are not successful in transitioning certain financial processes and administrative functions to a global shared services model and outsourcing some of the work to third parties, our business performance, cost savings and cash flow could be adversely impacted.

The Company continues to migrate various administrative and financial processes, such as general accounting, accounts payable, credit and collections, call centers and human resources processes to a global shared services model to more effectively manage its costs. Delays in the migration to the global shared services model and to third party vendors could adversely impact the Company's ability to meet its cost reduction goals. Also, if third party vendors do not perform to Kodak's standards, such as a delay in collection of customer receipts, the Company's cash flow could be negatively impacted.

Our inability to develop and implement e-commerce strategies that align with industry standards could adversely affect our business.

In the event Kodak were unable to develop and implement e-commerce strategies that are in alignment with consumer trends, the Company's business could be adversely affected. The availability of software and standards related to e-commerce strategies is of an emerging nature. Kodak's ability to successfully align with the industry standards and services and ensure timely solutions requires the Company to make accurate predictions of the future accepted standards and services.

System integration issues could adversely affect our revenues and earnings.

Portions of our IT infrastructure may experience interruptions, delays or cessations of service or product errors in connection with systems integration or migration work that takes place from time to time; in particular, installation of SAP within our Graphic Communications Group. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruption could adversely affect our ability to fulfill orders and interrupt other processes. Delayed sales, higher costs or lost customers resulting from these disruptions could adversely affect our financial results, stock price and reputation.

Our inability to effectively manage our acquisitions could adversely impact our revenues and earnings.

In 2005, Kodak completed two large business acquisitions in its Graphic Communications Group segment in order to strengthen and diversify its portfolio of businesses, while establishing itself as a leader in the graphic communications market. The Company is accelerating the current restructuring of its traditional manufacturing infrastructure. In the event that Kodak fails to effectively manage the continuing decline of its more traditional businesses while simultaneously integrating these acquisitions, it could fail to obtain the expected synergies and favorable impact of these acquisitions. Such a failure could cause Kodak to lose market opportunities and experience a resulting adverse impact on its revenues and earnings.

Our inability to complete divestitures and other portfolio actions could adversely impact our financial position.

In January 2007, Kodak announced that it has reached an agreement to sell the Health Group to Onex Corporation. The transaction is expected to close in the first half of 2007. In the event that the Company is unable to complete the divestiture of the Health Group, it could fail to realize the favorable impacts to the Company created through the reduction of debt and other uses. Such a failure could cause Kodak to experience an adverse impact on its financial position.

Economic trends in our major markets could adversely affect net sales.

Economic downturns and declines in consumption in Kodak's major markets may affect the levels of both commercial and consumer sales. Purchases of Kodak's consumer products are to a significant extent discretionary. Accordingly, weakening economic conditions or outlook could result in a decline in the level of consumption and could adversely affect Kodak's results of operations.

If we do not timely implement our planned inventory reductions, this could adversely affect our cash flow.

Unanticipated delays in the Company's plans to continue inventory reductions in 2007 could adversely impact Kodak's cash flow outlook. Planned inventory reductions could be compromised by slower sales due to the competitive environment for digital products, and the continuing decline in demand for traditional products, which could also place pressures on Kodak's sales and market share. In the event Kodak is unable to successfully manage these issues in a timely manner, they could adversely impact the planned inventory reductions.

Delays in our plans to improve manufacturing productivity and control cost of operations could negatively impact our gross margins.
Kodak's failure to successfully manage operational performance factors could delay or curtail planned improvements in manufacturing productivity. Delays in Kodak's plans to improve manufacturing productivity and control costs of operations, including its ongoing restructuring actions to significantly reduce its traditional manufacturing infrastructure, could negatively impact the gross margins of the Company. Furthermore, if Kodak is unable to successfully negotiate raw material costs with its suppliers, or incurs adverse pricing on certain of its commodity-based raw materials, reduction in the gross margins could occur.

We depend on third party suppliers and, therefore, our revenue and gross margins could suffer if we fail to manage supplier issues properly.
Kodak's operations depend on its ability to anticipate the needs for components, products and services and Kodak's suppliers' ability to deliver sufficient quantities of quality components, products and services at reasonable prices in time for Kodak to meet its schedules. Given the wide variety of products, services and systems that Kodak offers, the large number of suppliers and contract manufacturers that are dispersed across the globe, and the long lead times that are required to manufacture, assemble and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously harm Kodak. Other supplier problems that Kodak could face include component shortages, excess supply and risks related to terms of its contracts with suppliers.

We have outsourced a significant portion of our overall worldwide manufacturing operations and face the risks associated with relying on third party manufacturers and external suppliers.
We have outsourced a significant portion of our overall worldwide manufacturing operations to third parties and various service providers. To the extent that we rely on third party manufacturing relationships, we face the risk that those manufacturers may not be able to develop manufacturing methods appropriate for our products, they may not be able to quickly respond to changes in customer demand for our products, they may not be able to obtain supplies and materials necessary for the manufacturing process, they may experience labor shortages and/or disruptions, manufacturing costs could be higher than planned and the reliability of our products could decline. If any of these risks were to be realized, and assuming similar third-party manufacturing relationships could not be established, we could experience interruptions in supply or increases in costs that might result in our being unable to meet customer demand for our products, damage our relationships with our customers, and reduce our market share, all of which could adversely affect our results of operations and financial condition.

If our planned improvements in supply chain efficiency are delayed, this could adversely affect our revenues and earnings.
As the Company continues with its transformation from a traditional products and services company to a digital products and services company, Kodak's planned improvement in supply chain efficiency, if delayed, could adversely affect its business by preventing shipments of certain products to be made in their desired quantities and in a timely and cost-effective manner. The planned efficiencies could be compromised if Kodak expands into new markets with new applications that are not fully understood or if the portfolio broadens beyond that anticipated when the plans were initiated. Any unforeseen changes in manufacturing capacity could also compromise our supply chain efficiencies.

The competitive pressures we face could harm our revenue, gross margins and market share.
The markets in which we do business are highly competitive, and we encounter aggressive price competition for all our products and services from numerous companies globally. Over the past several years, price competition in the market for film and digital cameras and related products and services has been particularly intense as competitors have aggressively cut prices and lowered their profit margins for these products. In the Health Group and Graphic Communications Group segments, aggressive pricing tactics have intensified in the contract negotiations as competitors vie for customers and market share. Our results of operations and financial condition may be adversely affected by these and other industry-wide pricing pressures. If the Company is unable to obtain pricing or programs sufficiently competitive with current and future competitors, Kodak could also lose market share, adversely affecting its revenue and gross margins.

If we fail to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.
We use a variety of different distribution methods to sell our products and services, including third-party resellers and distributors and both direct and indirect sales to both enterprise accounts and customers. Successfully managing the interaction of direct and indirect channel efforts to reach various potential customer segments for our products and services is a complex process. Moreover, since each distribution method has distinct risks and costs, our failure to implement the most advantageous balance in the delivery model for our products and services could adversely affect our revenue, gross margins and earnings.

We may provide financing and financial guarantees to our customers, some of which may be for significant amounts.
The competitive environment in which we operate may require us to provide customer financing to a customer in order to win a contract. Customer financing arrangements may include all or a portion of the purchase price for our products and services, as well as working capital. In some circumstances, these loans can be significant. We may also assist customers in obtaining financing from banks and other sources and may also provide financial guarantees on behalf of our customers. Our success may be dependent, in part, upon our ability to provide customer financing on competitive terms and on our customers' creditworthiness. If we are unable to provide competitive financing arrangements to our customers or if we extend credit to customers that are not creditworthy, this could adversely impact our revenues, profitability and financial position.

Economic uncertainty in developing markets could adversely affect our revenue and earnings.
Kodak conducts business in developing markets with economies that tend to be more volatile than those in the United States and Western Europe. The risk of doing business in developing markets such as China, India, Brazil, Argentina, Mexico, Russia and other economically volatile areas could adversely affect Kodak's operations and earnings. Such risks include the financial instability among customers in these regions, political instability and potential conflicts among developing nations and other non-economic factors such as irregular trade flows that need to be managed successfully with the help of the local governments. Kodak's failure to successfully manage economic, political and other risks relating to doing business in developing countries and economically and politically volatile areas could adversely affect its business.

Because we sell our products and services worldwide, we are subject to changes in currency exchange rates and interest rates that may adversely impact our operations and financial position.
Kodak, as a result of its global operating and financing activities, is exposed to changes in currency exchange rates and interest rates, which may adversely affect its results of operations and financial position. Exchange rates and interest rates in certain markets in which the Company does business tend to be more volatile than those in the United States and Western Europe. There can be no guarantees that the economic situation in developing markets or elsewhere will not worsen, which could result in future effects on earnings should such events occur.

Management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. If we discover a material weakness in the future, we may not be able to provide reasonable assurance regarding the reliability of our financial statements. As a result, our business, brand and operating results could be harmed.
Effective internal control over financial reporting is necessary for the Company to provide reasonable assurance with respect to our financial reports. If the Company cannot provide reasonable assurance with respect to its financial reports, its business, brand and operating results could be harmed. As disclosed in the Company's 2005 Annual Report on Form 10-K, and in its Quarterly Reports on Form 10-Q for each of the first three quarters of 2006, management's assessment of the Company's internal controls over financial reporting identified a material weakness in the Company's internal controls related to the completeness and accuracy of the Company's deferred income tax valuation allowance account. During the year ended December 31, 2006, the Company has made significant progress in executing the remediation plans that were established to address the material weakness identified above. This resulted in material improvements in the Company's internal control over financial reporting, including the successful remediation of the material weakness in internal controls related to the completeness and accuracy of the Company's deferred income tax valuation allowance account as of December 31, 2006. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

If we cannot protect our reputation due to product quality and liability issues, our business could be harmed.
Kodak products are becoming increasingly sophisticated and complicated to design and build as rapid advancements in technologies occur. Although Kodak has established internal procedures to minimize risks that may arise from product quality and liability issues, there can be no assurance that Kodak will be able to eliminate or mitigate occurrences of these issues and associated damages. Kodak may incur expenses in connection with, for example, product recalls, service and lawsuits, and Kodak's brand image and reputation as a producer of high-quality products could suffer.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's worldwide headquarters is located in Rochester, New York.

The CDG segment of Kodak's business in the United States is headquartered in Rochester, New York. Kodak Gallery operations are managed from Emeryville, California. Kodak Inkjet Systems operations are located in San Diego, California and Rochester, New York. Many of CDG's businesses rely on manufacturing assets, company-owned or through relationships with design and manufacturing partners, which are located close to end markets and/or supplier networks.

The FPG segment of Kodak's business is centered in Rochester, New York, where film and photographic chemicals and related materials are manufactured. Other manufacturing facilities in Windsor, Colorado; Harrow, England; and Xiamen, China produce photographic paper. Additional manufacturing facilities supporting the business are located in China, Mexico, France, India, Brazil and Russia. There are a number of photofinishing laboratories in the U.S. and distribution sites throughout the world.

Products in the GCG segment are manufactured in the United States, primarily in Rochester, New York; Dayton, Ohio; Columbus, Georgia; Weatherford, Oklahoma; Windsor, Colorado; and San Diego, California. Manufacturing facilities outside the United States are located in the United Kingdom, Germany, South Africa, Israel, Bulgaria, China, Japan, Canada and Mexico. The segment provides digital and traditional products and services including prepress consumables, workflow and proofing software, color and black-and-white electrophotographic equipment and consumables, high-speed, high-volume continuous inkjet printing systems, wide-format inkjet printers, high-speed production document scanners, and micrographic peripherals and media (including micrographic films).

Products in the KHG segment are manufactured in the United States, primarily in Rochester, New York; Windsor, Colorado; Oakdale, Minnesota; and White City, Oregon. Manufacturing facilities outside the United States are located in Brazil, China, France, Germany, India and Mexico. The segment provides digital and traditional products and services including picture archiving and communications systems, radiology information systems, enterprise and departmental healthcare information systems, digital and computed radiography systems, laser imaging, mammography and oncology systems, x-ray film systems for general radiography, and dental imaging products.

Properties within a country may be shared by all segments operating within that country.

Regional distribution centers are located in various places within and outside of the United States. The Company owns or leases administrative, manufacturing, marketing and processing facilities in various parts of the world. The leases are for various periods and are generally renewable.

The Company has significantly reduced its property portfolio as a result of the 2004-2007 Restructuring Program. Under this program, the Company plans to reduce its traditional manufacturing infrastructure by two-thirds below 2004 levels. The program is expected to be largely complete by year-end 2007. During 2006, the Company made significant progress towards achieving this goal and remains committed to this plan.

ITEM 3. LEGAL PROCEEDINGS

During March 2005, the Company was contacted by members of the Division of Enforcement of the SEC concerning the announced restatement of the Company's financial statements for the full year and quarters of 2003 and the first three unaudited quarters of 2004. An informal inquiry by the staff of the SEC into the substance of that restatement is continuing. The Company continues to fully cooperate with this inquiry, and the staff has indicated that the inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred.

On June 13, 2005, a purported shareholder class action lawsuit was filed against the Company and two of its executives in the United States District Court for the Southern District of New York. On June 20, 2005 and August 10, 2005, similar lawsuits were filed against the same defendants in the United States District Court for the Western District of New York. The cases were consolidated in the Western District of New York and the lead plaintiffs were John Dudek and the Alaska Electrical Pension Fund. The complaints filed in each of these actions (collectively, the "Complaints") sought to allege claims under the Securities Exchange Act on behalf of a proposed class of persons who purchased securities of the Company between April 23, 2003 and September 25, 2003, inclusive. An amended complaint was filed on January 20, 2006, containing essentially the same allegations as the original complaint but adding an additional named defendant. Defendants' motion to dismiss was argued on October 3, 2006 and granted on November 1, 2006. The plaintiffs did not appeal.

On or about November 9, 2005, the Company was served with a purported shareholder derivative lawsuit that had been commenced against the Company, as a nominal defendant, and eleven current and former directors and officers of the Company, in the New York State Supreme Court, Monroe County. The Complaint seeks to allege claims on behalf of the Company that, between April 2003 and September 2003, the defendant officers and directors caused the Company to make allegedly improper statements, in press release and other public statements, which falsely represented or omitted material information about the Company's financial results and guidance. The plaintiff alleges that this conduct was a breach of the defendants' common law fiduciary obligations to the Company, and constituted an abuse of control, gross mismanagement, waste and unjust enrichment. Defendants' initial responses to the Complaint are not yet due. The Company intends to defend this lawsuit vigorously.

The Company is named a Potentially Responsible Party ("PRP") along with seven other companies in connection with certain alleged environmental contamination at the Rochester Fire Academy, located in Rochester, New York. The Company provided flammable materials to the Fire Academy, which were used in fire-fighting training. The Company and the seven other PRPs have been negotiating with the New York State Attorney General's office. On November 15, 2005, the New York State Attorney General filed a complaint in the U.S. District Court, Western District of New York against all eight PRPs seeking recovery of expenses to remediate the site. The companies have reached a conceptual settlement with the NYS Attorney General, which, if mutually acceptable terms are reached and the court approves the settlement, would result in the Company paying approximately $196,000.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instructions G (3) of Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders.

Name	Age	Positions Held	Date First Elected an Executive Officer	to Present Office
Robert L. Berman	49	Senior Vice President	2002	2005
Philip J. Faraci	51	Senior Vice President	2005	2005
Carl E. Gustin, Jr.	55	Senior Vice President	1994	1994
Joyce P. Haag	56	General Counsel and Senior Vice President	2005	2005
Mary Jane Hellyar	53	Senior Vice President	2005	2005
Kevin J. Hobert	42	Senior Vice President	2005	2005
James T. Langley	56	Senior Vice President	2003	2003
William J. Lloyd	67	Senior Vice President	2005	2005
Antonio M. Perez	61	Chairman of the Board, Chief Executive Officer	2003	2005
Frank S. Sklarsky	50	Chief Financial Officer and Executive Vice President	2006	2006
Diane E. Wilfong	45	Chief Accounting Officer and Corporate Controller	2006	2006

Executive officers are elected annually in February.

All of the executive officers have been employed by Kodak in various executive and managerial positions for at least five years, except: Mr. Hobert, who joined the Company on September 30, 2002; Mr. Perez, who joined the Company on April 2, 2003; Mr. Lloyd, who joined the Company on June 16, 2003; Mr. Langley, who joined the Company on August 18, 2003; Mr. Faraci, who joined the Company on December 6, 2004; and Mr. Sklarsky who joined the Company on October 30, 2006.

The executive officers' biographies follow:

Robert L. Berman

Mr. Berman was appointed to the position of Director, Human Resources in January 2002 and was elected a Vice President of the Company in February 2002. In March 2005, he was elected a Senior Vice President by the Board of Directors. Prior to this position, Mr. Berman was the Associate Director of Human Resources and the Director and Divisional Vice President of Human Resources for Global Operations. His responsibility in that role included leadership in the delivery of strategic and operational human resources services to Kodak's global manufacturing, supply chain and regional operations around the world. He has held a variety of key human resources positions for Kodak over his 24 year career, including the Director and Divisional Vice President of Human Resources for the Consumer Imaging business and the Human Resources Director for Kodak Colorado Division.

Philip J. Faraci

Mr. Faraci was named President, Consumer Digital Imaging Group in September 2005, effective January 1, 2006. He oversees Kodak's consumer, digital capture, printing, kiosk, and imaging systems businesses. He joined Kodak as Director, Inkjet Systems Program in December 2004. In February 2005, he was elected a Senior Vice President of the Company. In June 2005, he was also named Director, Corporate Strategy & Business Development.

Prior to Kodak, Mr. Faraci served as Chief Operating Officer of Phogenix Imaging and President and General Manager of Gemplus Corporation's Telecom Business Unit. Prior to these roles, he spent 22 years at Hewlett-Packard, where he served as Vice President and General Manager of the Consumer Business Organization and Senior Vice President and General Manager for the Inkjet Imaging Solutions Group.

Carl E. Gustin, Jr.

Mr. Gustin joined Kodak as Vice President and General Manager of the Digital and Applied Imaging Division in August 1994. In October 1995, he was appointed to his present position as Chief Marketing Officer and Senior Vice President, Eastman Kodak Company, in addition to his role as acting President and General Manager of Digital and Applied Imaging, which he held through 1996.

As Chief Marketing Officer, Mr. Gustin has been breaking new ground in the areas of advertising and marketing in an effort to fuel new market growth while further enhancing and broadening the reach of the Kodak brand. His areas of responsibility include: corporate-wide general marketing, internet marketing, customer relationship marketing, presence marketing, corporate branding, new business incubation, multicultural marketing, business research and corporate design, as well as providing leadership and direction for the marketing functions across the Company.

Joyce P. Haag

Ms. Haag began her Kodak career in 1981, as a lawyer on the Legal Staff. She was elected Assistant Secretary in December 1991 and elected Corporate Secretary in February 1995. In January 2001, she was appointed to the additional position of Assistant General Counsel. In August 2003, she became Director, Marketing, Antitrust, Trademark & Litigation Legal Staff and in March 2004, she became General Counsel, Europe, Africa and Middle Eastern Region (EAMER). In July 2005, she was promoted to General Counsel and Senior Vice President.

Prior to joining the Kodak Legal Staff, Ms. Haag was an associate with Boylan, Brown, Code, Fowler Vigdor & Wilson LLP in Rochester, New York.

Mary Jane Hellyar

Mary Jane Hellyar joined Eastman Kodak Company in 1982 as a research scientist in the Kodak Research Laboratories. She held a variety of positions within R&D and in 1988 she joined film manufacturing as a product engineer for motion picture films. In 1992 Ms. Hellyar was named director of the Chemicals Development Division, responsible for process development of chemical components for Kodak. Following a one-year program at the Sloan School, she joined Consumer Imaging in the strategic planning function in 1994. In 1995 Ms. Hellyar became director of the Color Product Platform, responsible for development and commercialization of color negative films, papers and chemicals.

Effective May 1999, Ms. Hellyar was named general manager, Consumer Film Business, Consumer Imaging and was elected to Corporate Vice President. Subsequently, her responsibilities were expanded as general manager, Capture and Traditional Media, and in 2003 she added responsibilities for professional films.

In November 2004, Hellyar was named President, Display and Components Group. In January 2005, the Board of Directors elected her to Senior Vice President.

In September 2005, the Company moved to four vertical businesses. Ms. Hellyar became President, Film & Photofinishing Systems Group, while also continuing responsibility for Kodak's Display business.

In January 2007, Mr. Hellyar's business was renamed the Film Products Group reflecting its three core businesses: Entertainment Imaging, Film Capture, and Aerial and Industrial Markets. At the same time she assumed the added responsibility of President, Entertainment Imaging.

Kevin J. Hobert

Kevin Hobert was appointed President of Kodak's Health Group and a Senior Vice President of the Company in February 2005.

Prior to his current position, Mr. Hobert was General Manager, Digital Capture Systems and Vice President of Kodak's Health Group. He drove significant process and product improvements that delivered revenue growth and improved margins. Under his leadership, the computed radiography business achieved the number two position worldwide, a digital radiography business was established and breast cancer computer aided detection, Kodak's first FDA PMA product, was introduced to the market.

Mr. Hobert joined Kodak in 2002 from General Electric Medical Systems (GEMS), a division of General Electric Co., with 11 years experience in the medical imaging market. At GE he was responsible for leading GEMS' global business comprised of digital, analog and mobile radiography market segments and remote, classical and multipurpose fluoroscopy market segments.

James T. Langley

Mr. Langley is President, Graphic Communications Group, and Senior Vice President. He joined Kodak as President, Commercial Printing, in August 2003. The Commercial Printing Group was renamed Graphic Communications Group in May 2004. In September 2003 he was elected to Senior Vice President of the Company.

He was Vice President of Commercial Printing at HP from March 2000 to August 2002. Prior to that assignment, Mr. Langley served for three years as Vice President of Inkjet Worldwide Office Printers, responsible for expanding the presence of HP's inkjet products in new, higher-end markets. From August 1993 to June 1997, Mr. Langley served as the general manager of HP's Vancouver Printer Division.

William J. Lloyd

Mr. Lloyd is Chief Technical Officer, and Senior Vice President. He joined Kodak in June 2003 as Director, Portfolio Planning and Analysis. In October 2003, he was named Director, Inkjet Systems Program, and was elected to Vice President of the Company. In February 2005, he was elected to Senior Vice President. His current title became effective March 1, 2005.

Prior to Kodak, Mr. Lloyd was President of the consulting firm, Inwit, Inc. focused on imaging technology. From November 2000 until March 2002, he served as Executive Vice President and Chief Technology Officer (CTO) of Gemplus International, the leading provider of smart card-based secure solutions for the wireless and financial markets.

In 2000, Mr. Lloyd served as the Co-CEO during the startup phase of Phogenix Imaging, a joint venture between Eastman Kodak and Hewlett-Packard.

Mr. Lloyd has extensive expertise in imaging and printing technologies, stemming from his 31-year career at Hewlett-Packard Company where he was Group Vice President and CTO for consumer imaging and printing. In his career at HP, Mr. Lloyd held a variety of positions in product development and research both in the U.S. and Japan. During his tenure in Japan (from 1990 until 1993) he directed the establishment of a branch of HP Laboratories.

Antonio M. Perez

Antonio M. Perez joined Kodak as President and Chief Operating Officer in April 2003, and was elected to the Company's Board of Directors in October 2004. In May 2005, he was elected Chief Executive Officer and on January 1, 2006, he became Chairman of the Company's Board of Directors.

Mr. Perez is leading the digital transformation of Kodak, aimed at delivering innovative digital products and services to consumer and commercial customers in the fastest-growing segments of the imaging industry. Mr. Perez has extensive expertise in digital imaging technologies, stemming from a 25-year career at Hewlett-Packard Company (HP), where he was a corporate vice president and a member of the company's Executive Council. As President of HP's Consumer Business, Mr. Perez spearheaded the company's efforts to build a business in digital imaging and electronic publishing, ultimately generating worldwide revenue of more than $16 billion.

Prior to that assignment, Mr. Perez served as President and CEO of HP's inkjet imaging business. During the five years in which he led the business, the installed base of inkjet printers grew from 17 million to 100 million worldwide, with total revenue of more than $10 billion.

Just prior to joining Kodak, Mr. Perez served as an independent consultant for large investment firms, providing counsel on the effect of technology shifts on financial markets.

From June 2000 to December 2001, Mr. Perez was President and CEO of Gemplus International, where he led the effort to take the company public. While at Gemplus, he transformed the company into the leading Smart Card-based solution provider in the fast-growing wireless and financial markets. In the first fiscal year, revenue at Gemplus grew 70%, from $700 million to $1.2 billion.

Frank S. Sklarsky

Mr. Sklarsky joined Kodak on October 30, 2006 as Executive Vice President, and became the Chief Financial Officer effective November 13, 2006.

Prior to joining Kodak, Mr. Sklarsky was Executive Vice President and Chief Financial Officer of ConAgra Foods Inc.

Prior to joining ConAgra in 2004, Mr. Sklarsky was Vice President, Product Finance, at DaimlerChrysler, a position he held between 2001 and 2004. He returned to DaimlerChrysler to assist with the company's turnaround efforts after spending more than one year as Vice President, Corporate Finance, and Vice President of Dell's $5 billion consumer business. He first joined DaimlerChrysler in 1983, and held a series of increasingly responsible finance positions before leaving for Dell in 2000. At the time of his departure for Dell, he was DaimlerChrysler's Vice President, Corporate Financial Activities. Prior to DaimlerChrysler, Mr. Sklarsky, a certified public accountant, served as a Senior Accountant at Ernst & Young International from 1978 to 1981.

Diane E. Wilfong

Ms. Wilfong was appointed Controller in September 2006. She began her Kodak career in July 1999, as Director – Finance and Vice President, Kodak Professional Division. In late 2000, she was named Assistant to the Chairman and President and Chief Executive Officer, where she served the Chairman's office in an executive capacity until early 2003. At that time, she took an operating line position as General Manager, Graphics and Printing Systems SPG, in the Commercial Imaging Group (now the Graphic Communications Group). In late June 2005, Ms. Wilfong was appointed Director, Corporate Audit.

Prior to joining Kodak, Ms. Wilfong was Chief Financial Officer of Corning Asahi Video Products of Corning Incorporated, in Corning, New York. Ms. Wilfong joined Corning in 1990 and held a variety of management positions in its finance organization. Before joining Corning, Ms. Wilfong was an Audit Manager with PricewaterhouseCoopers in the Charlotte, North Carolina office of the firm.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Eastman Kodak Company common stock is principally traded on the New York Stock Exchange under the symbol "EK." There are 63,219 shareholders of record of common stock as of January 31, 2007.

Market Price Data

	2006		2005	
Price per share:	High	Low	High	Low
1st Quarter	$30.91	$23.49	$35.19	$30.87
2nd Quarter	28.68	22.49	33.10	24.63
3rd Quarter	23.87	18.93	29.24	23.97
4th Quarter	27.57	21.93	25.14	20.77

Dividend Information

The Company has a dividend policy whereby it makes semi-annual payments of dividends, when declared, on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month.

On May 10, 2006, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on June 1, 2006. This dividend was paid on July 18, 2006. On October 17, 2006, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on November 1, 2006. This dividend was paid on December 14, 2006. The total dividends paid for the year ended December 31, 2006 was $144 million.

On May 11, 2005, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on June 1, 2005. This dividend was paid on July 15, 2005. On October 18, 2005, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on November 1, 2005. This dividend was paid on December 14, 2005. The total dividends paid for the year ended December 31, 2005 was $144 million.

Performance Graph - Shareholder Return

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index by measuring the changes in common stock prices from December 31, 2001, plus reinvested dividends.



The graph assumes that $100 was invested on December 31, 2001 in each of the Company's common stock, the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index, and that all dividends were reinvested. In addition, the graph weighs the constituent companies on the basis of their respective market capitalizations, measured at the beginning of each relevant time period.

ITEM 6. SELECTED FINANCIAL DATA

Refer to Summary of Operating Data on page 124.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Critical Accounting Polices and Estimates

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of the financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities.

The Company believes that the critical accounting policies and estimates discussed below involve the most complex management judgments due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Revenue Recognition

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions, and intellectual property licensing. The Company recognizes revenue when it is realized or realizable and earned. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, including software and products, the Company allocates to, and recognizes revenue from, the various elements based on their fair value. For full service solutions sales, which consist of the sale of equipment and software which may or may not require significant production, modification or customization, there are two acceptable methods of accounting: percentage of completion accounting and completed contract accounting. For certain of the Company's full service solutions, the completed contract method of accounting is being followed by the Company. This is due to insufficient historical experience resulting in the inability to provide reasonably dependable estimates of the revenues and costs applicable to the various stages of such contracts as would be necessary under the percentage of completion methodology. When the Company does have sufficient historical experience and the ability to provide reasonably dependable estimates of the revenues and the costs applicable to the various stages of these contracts, the Company will account for these full service solutions under the percentage of completion methodology. The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. When the Company has continuing obligations related to a licensing arrangement, revenue related to the ongoing arrangement is recognized over the period of the obligation. Revenue is only recognized after all of the following criteria are met: (1) the Company has entered into a legally binding arrangement with a licensee of Kodak's intellectual property, (2) Kodak has delivered the technology or intellectual property rights, (3) licensee payment is deemed fixed or determinable and free of significant uncertainties, and (4) collection from the licensee is reasonably assured.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals would be recorded.

Incremental direct costs of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Incremental direct costs are defined as costs that vary with and are directly related to the acquisition of a contract, which would not have been incurred but for the acquisition of the contract.

Allowance for Doubtful Accounts

The Company records and maintains a provision for doubtful accounts for customers based on a variety of factors including the Company's historical experience, the length of time the receivable has been outstanding and the financial condition of the customer. In addition, the Company regularly analyzes its customer accounts and, when it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer's overall financial condition, records a specific provision for uncollectible accounts to increase the allowance to the amount that is estimated to be uncollectible. If circumstances related to specific customers were to change, the Company's estimates with respect to the collectibility of the related receivables could be further adjusted. However, losses in the aggregate have not exceeded management's expectations.

Inventories

Inventories are stated at the lower of cost or market. The cost of all of the Company's inventories is determined by either the "first-in, first-out" (FIFO) or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

The Company reduces the carrying value of its inventory based on estimates of what is excess, slow-moving and obsolete, as well as inventory whose carrying value is in excess of net realizable value. These write-downs are based on current assessments about future demands, market conditions and related management initiatives. If, in the future, the Company determined that market conditions and actual demands are less favorable than those projected and, therefore, inventory was overvalued, the Company would be required to further reduce the carrying value of the inventory and record a charge to earnings at the time such determination was made. If, in the future, the Company determined that inventory write-downs were overstated and, therefore, inventory was undervalued, the Company would recognize the increase to earnings through higher gross profit at the time the related undervalued inventory was sold. However, actual results have not differed materially from management's estimates.

On January 1, 2006, the Company elected to change its method of costing its U.S. inventories to the average cost method, which approximates FIFO, whereas in all prior years most of Kodak's inventory in the U.S. was costed using the "last-in, first-out" (LIFO) method. The new method of accounting for inventory in the U.S. is deemed preferable because the average cost method provides better matching of revenue and expenses given the rapid technological change in the Company's products. The average cost method also better reflects the cost of inventory on the Company's Statement of Financial Position. Prior periods have been restated for comparative purposes in order to reflect the impact of this change in methodology from LIFO to average cost.

Valuation of Long-Lived Assets, Including Goodwill and Purchased Intangible Assets

The Company reviews the carrying value of its long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company's reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would record an impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units through internal analyses and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

The Company's assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company's ongoing strategic review of the business and operations, and are also performed in conjunction with the Company's ongoing restructuring actions. Therefore, changes in the Company's strategy, the Company's ongoing digital transformation and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company's estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future.

In performing the annual assessment of goodwill for impairment, the Company determined that no material reporting units' carrying values exceeded their respective fair values. See "Goodwill" under Note 1, "Significant Accounting Policies."

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities.

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance as of December 31, 2006 of $1,849 million is attributable to $324 million of foreign net deferred tax assets, including certain net operating loss and capital loss carryforwards and $1,525 million of U.S. net deferred tax assets, including certain tax credits, which the Company believes it is not more likely than not that the assets will be realized. The Company has considered forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If Kodak were to determine that it would not be able to realize a portion of its net deferred tax asset in the future, for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if the Company were to make a determination that it is more likely than not that the deferred tax assets, for which there is currently a valuation allowance, would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

The Company's effective tax rate considers the impact of undistributed earnings of subsidiary companies outside of the U.S. Deferred taxes have not been provided for the potential remittance of such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings. However, from time to time and to the extent that the Company can repatriate overseas earnings on essentially a tax-free basis, the Company's foreign subsidiaries will pay dividends to the U.S. Material changes in the Company's working capital and long-term investment requirements could impact the decisions made by management with respect to the level and source of future remittances and, as a result, the Company's effective tax rate. See Note 15, "Income Taxes."

The Company operates within multiple taxing jurisdictions worldwide and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

Warranty Obligations

Management estimates expected product failure rates, material usage and service costs in the development of its warranty obligations. At the time revenue is recognized, the Company provides for the estimated costs of its warranties as a charge to cost of goods sold. Estimates are based on historical warranty experience and related costs to repair. Actual results have not differed materially from management's estimates. In the event that the actual results of these items differ from the estimates, an adjustment to the warranty obligation would be recorded.

Pension and Other Postretirement Benefits

The Company accounts for its defined benefit pension plans and its other postretirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." These standards require that the amounts recognized in the financial statements be determined on an actuarial basis. See Note 17, "Retirement Plans," and Note 18, "Other Postretirement Benefits," for disclosure of (i) the nature of the Company's plans, (ii) the amount of income and expense included in the Company's Consolidated Statement of Operations for the years ended December 31, 2006, 2005 and 2004, (iii) the Company's contributions and estimated future funding requirements and (iv) the amount of unrecognized losses at December 31, 2006 and 2005.

Kodak's defined benefit pension and other postretirement benefit costs and obligations are dependent on the Company's assumptions used by actuaries in calculating such amounts. These assumptions, which are reviewed annually by the Company, include the discount rate, long-term expected rate of return on plan assets (EROA), salary growth, healthcare cost trend rate and other economic and demographic factors. Actual results that differ from our assumptions are recorded as unrecognized gains and losses and are amortized to earnings over the estimated future service period of the plan participants to the extent such total net unrecognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the market-related value of assets. Significant differences in actual experience or significant changes in future assumptions would affect the Company's pension and other postretirement benefit costs and obligations.

Generally, the Company bases the discount rate assumption for its significant plans on high quality corporate long-term bond yields in the respective countries as of the measurement date. Specifically, for its U.S. and Canada plans, the Company determines a discount rate using a cash flow model to incorporate the expected timing of benefit payments and a AA-rated high quality corporate bond yield curve. For the Company's other non-U.S. plans, the discount rates are determined by comparison to published local long-term high quality bond indices.

The EROA assumption is based on a combination of formal asset and liability studies, historical results of the portfolio, and management's expectation as to future returns that are expected to be realized over the estimated remaining life of the plan liabilities that will be funded with the plan assets. The salary growth assumptions are determined based on the Company's long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook and an assessment of the likely long-term trends.

The Company reviews its EROA assumption annually for the Kodak Retirement Income Plan (KRIP). To facilitate this review, every three years, or when market conditions change materially, the Company undertakes a new asset and liability study to reaffirm the current asset allocation and the related EROA assumption. In March 2005, a new asset and liability modeling study was completed and the KRIP EROA assumption for 2005 and 2006 was 9.0%. The KRIP EROA assumption is expected to remain at 9.0% for 2007 as well. Given the increase in the discount rate of 50 basis points, from 5.50% for 2006 to 6.00% for 2007, changes in demographic assumptions resulting from the completion of assumption studies in 2005, and a decrease in amortization expense relating to unrecognized actuarial losses in accordance with SFAS No. 87, total pension income from continuing operations before special termination benefits, curtailments and settlements for the major funded and unfunded defined benefit plans in the U.S. is expected to increase from $99 million in 2006 to $133 million in 2007. Pension expense from continuing operations before special benefits, curtailments and settlements in the Company's major funded and unfunded non-U.S. defined benefit plans is projected to decrease from $85 million in 2006 to $54 million in 2007, which is primarily attributable to decreased service cost and amortization expense relating to the unrecognized prior service cost from the Company's restructuring actions. Additionally, due in part to the increase in the discount rate from 5.50% for 2006 to 5.75% for 2007 and an increase in amortization expense relating to the unrecognized actuarial losses, the Company expects the cost, before curtailment and settlement gains and losses, of its most significant postretirement benefit plan, the U.S. plan, to approximate $184 million in 2007, as compared with $175 million for 2006.

The following table illustrates the sensitivity to a change to certain key assumptions used in the calculation of expense for the year ending December 31, 2007 and the projected benefit obligation (PBO) at December 31, 2006 for the Company's major U.S. and non-U.S. defined benefit pension plans:

(in millions)	Impact on 2007 Pre-Tax Pension Expense Increase (Decrease)		Impact on PBO December 31, 2006 Increase (Decrease)	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in assumption:				
25 basis point decrease in discount rate	$ (2)	$ 12	$ 150	$ 140
25 basis point increase in discount rate	2	(12)	(142)	(132)
25 basis point decrease in EROA	15	8		
25 basis point increase in EROA	(15)	(8)		

Environmental Commitments

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Kodak, sites formerly owned by Kodak, and other third party sites where Kodak was designated as a potentially responsible party (PRP). The amounts accrued for such sites are based on these estimates, which are determined using the ASTM Standard E 2137-01, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters." The overall method includes the use of a probabilistic model that forecasts a range of cost estimates for the remediation required at individual sites. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. Such estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. Kodak's estimate of its environmental liabilities may also change if the proposals to regulatory agencies for desired methods and outcomes of remediation are viewed as not acceptable, or additional exposures are identified. The Company has an ongoing monitoring and identification process to assess how activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues that are presently unknown.

Stock-Based Compensation

The Company accounts for its stock options and other forms of stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment," as interpreted by Financial Accounting Standards Board (FASB) Staff Positions No. 123R-1, 123R-2, 123R-3, 123R-4, 123R-5, and 123R-6, using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," effective January 1, 2005.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions. Expected volatilities are based on historical volatility of the Company's stock, management's estimate of implied volatility of the Company's stock, and other factors. The expected term of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The Company uses historical data to estimate forfeitures.

The Company early adopted the provisions of SFAS No. 123R on January 1, 2005, utilizing the modified prospective approach of adoption. Previously, the Company accounted for its employee stock incentive plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and the related interpretations under FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, no stock-based employee compensation cost was reflected in net earnings for the year ended December 31, 2004, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

Kodak Operating Model and Reporting Structure

As of and for the year ended December 31, 2006 the Company had four reportable segments: Consumer Digital Imaging Group (CDG), Film & Photofinishing Systems Group (FPG), Graphic Communications Group (GCG), and Health Group (KHG). The balance of the Company's operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment (CDG): The CDG segment encompasses digital capture, kiosks, home printing systems, digital imaging services and imaging sensors. This segment provides consumers and professionals with digital products and services, and includes the licensing activities related to the Company's intellectual property in this product category.

Film & Photofinishing Systems Group Segment (FPG): The FPG segment encompasses consumer and professional film, photographic paper and photofinishing, aerial and industrial film, and entertainment products and services. This segment provides consumers, professionals and cinematographers with traditional products and services.

Graphic Communications Group Segment (GCG): The Graphic Communications Group segment serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, digital and traditional printing, document scanning and multi-vendor IT services. Products include digital and traditional prepress consumables, including plates, chemistry, and media; workflow and proofing software; color and black and white electrophotographic equipment and consumables; high-speed, high-volume continuous inkjet printing systems; wide-format inkjet printers; high-speed production document scanners; micrographic peripherals; and media (including micrographic films). The Company also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging services to customers.

Health Group Segment (KHG): The KHG segment provides digital medical imaging and information products, and systems and solutions, which are key components of sales and earnings growth. These include laser imagers, digital print films, computed and digital radiography systems, dental radiographic imaging systems, dental practice management software (DPMS), advanced picture-archiving and communications systems (PACS), and healthcare information solutions (HCIS). Products of the Health Group segment also include traditional analog medical and dental films, chemicals, and processing equipment and related services. The Company's history in traditional analog imaging has made it a worldwide leader in this area and has served as the foundation for building its important digital imaging business. The Health Group segment serves the general radiology market and specialty health markets, including dental, mammography, orthopedics and oncology. The segment also provides molecular imaging for the biotechnology research market.

All Other: All Other is composed of Kodak's display business, business development and other small, miscellaneous businesses. The development initiatives in consumer inkjet technologies continue to be reported in All Other through the end of 2006.

Prior period segment results have been restated to conform to the current period segment reporting structure.

Detailed Results of Operations

Net Sales from Continuing Operations by Reportable Segment and All Other [1]

(in millions)	2006	Change	2005	Change	2004
Consumer Digital Imaging Group					
Inside the U.S.	$ 1,872	-8%	$ 2,034	+41%	$ 1,440
Outside the U.S.	1,048	-11	1,181	+28	926
Total Consumer Digital Imaging Group	2,920	-9	3,215	+36	2,366
Film & Photofinishing Systems Group					
Inside the U.S.	1,359	-23	1,767	-29	2,476
Outside the U.S.	2,797	-21	3,558	-22	4,575
Total Film & Photofinishing Systems Group	4,156	-22	5,325	-24	7,051
Graphic Communications Group					
Inside the U.S.	1,248	+16	1,079	+84	587
Outside the U.S.	2,384	+25	1,911	+152	757
Total Graphic Communications Group	3,632	+21	2,990	+122	1,344
Health Group					
Inside the U.S.	914	-13	1,052	-6	1,114
Outside the U.S.	1,583	-1	1,603	+2	1,572
Total Health Group	2,497	-6	2,655	-1	2,686
All Other					
Inside the U.S.	52	+11	47	+15	41
Outside the U.S.	17	-53	36	+24	29
Total All Other	69	-17	83	+19	70
Total Net Sales	$ 13,274	-7%	$ 14,268	+6%	$ 13,517

[1] Sales are reported based on the geographic area of destination.

Earnings (Loss) from Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes by Reportable Segment and All Other

(in millions)	2006	Change	2005	Change	2004
Consumer Digital Imaging Group	$ 1	+101%	$ (131)	+31%	$ (189)
Film & Photofinishing Systems Group	358	-34	540	-37	854
Graphic Communications Group	141	+444	(41)	+55	(91)
Health Group	278	-25	370	-24	484
All Other	(214)	+7	(231)	+10	(257)
Total of segments	564	+11	507	-37	801
Restructuring costs and other	(768)		(1,118)		(901)
Adjustments to legal reserves/(settlements)	2		(21)		(6)
Interest expense	(262)		(211)		(168)
Other income (charges), net	118		44		161
Consolidated loss from continuing operations before income taxes	$ (346)	+57%	$ (799)	-607%	$ (113)

2006 COMPARED WITH 2005

Results of Operations — Continuing Operations

Consolidated

Worldwide Revenues

Net worldwide sales were $13,274 million for 2006 as compared with $14,268 million for 2005, representing a decrease of $994 million or 7%. The decrease in net sales was primarily due to declines in volumes and unfavorable price/mix, which decreased sales by approximately 9.1 and 2.8 percentage points, respectively. The decrease in volumes was primarily driven by declines in the consumer film capture SPG, photofinishing services SPG, and consumer output SPG within the FPG segment; the consumer digital capture SPG within the CDG segment; the digital output SPG and radiology film SPG within the KHG segment; and the traditional prepress consumables SPG within the GCG segment. Unfavorable price/mix was primarily driven by the consumer film capture SPG and consumer output SPG within the FPG segment; the kiosk SPG and consumer digital capture SPG within the CDG segment; and the traditional prepress consumables SPG and digital prepress consumables SPG within the GCG segment. These decreases were partially offset by the acquisitions of Kodak Polychrome Graphics (KPG) and Creo in the prior year, which together contributed $639 million or approximately 4.4 percentage points of an increase to the current year. Sales were also positively impacted by favorable foreign exchange, which increased net sales by $68 million or approximately 0.5 percentage points.

Net sales in the U.S. were $5,445 million for 2006 as compared with $5,979 million for the prior year, representing a decrease of $534 million, or 9%. Net sales outside the U.S. were $7,829 million for the current year as compared with $8,289 million for the prior year, representing a decrease of $460 million, or 6%, which includes the positive impact of foreign currency fluctuations of $68 million, or approximately 1%.

Digital Strategic Product Groups' Revenues

The Company's digital product sales, including new technologies product sales, were $7,736 million for 2006 as compared with $7,428 million for the prior year, representing an increase of $308 million, or 4%, primarily driven by the Creo and KPG acquisitions, partially offset by the decline in digital cameras within the consumer digital capture SPG of the CDG segment. Product sales from new technologies, which are included in digital product sales, were $49 million in the current year and $57 million in the prior year.

Traditional Strategic Product Groups' Revenues

Net sales of the Company's traditional products were $5,538 million for 2006 as compared with $6,840 million for the prior year, representing a decrease of $1,302 million, or 19%, primarily driven by declines in the consumer film capture SPG, the photofinishing services SPG and the consumer output SPG.

Foreign Revenues

The Company's operations outside the U.S. are reported in three regions: (1) the Europe, Africa and Middle East region (EAMER), (2) the Asia Pacific region and (3) the Canada and Latin America region. Net sales in EAMER were $4,065 million for 2006 as compared with $4,223 million for 2005, representing a decrease of $158 million, or 4%. The decrease in net sales for the year included the favorable impact of foreign currency fluctuations of 1%. Net sales in the Asia Pacific region were $2,396 million for 2006 as compared with $2,652 million for 2005, representing a decrease of $256 million, or 10%. The impact of foreign exchange on net sales for the period was immaterial. Net sales in the Canada and Latin America region were $1,368 million for 2006 as compared with $1,414 million for 2005, representing a decrease of $46 million, or 3%. The decrease in net sales for the year included the favorable impact of foreign currency fluctuations of 2%.

Gross Profit

Gross profit was $3,368 million for 2006 as compared with $3,618 million for 2005, representing a decrease of $250 million, or 7%. The gross profit margin was 25.4% in the current year as compared with 25.4% in the prior year. Favorable price/mix and foreign exchange positively impacted gross profit margins by approximately 0.7 percentage points and 0.1 percentage points, respectively. Additionally, the prior year acquisitions of KPG and Creo favorably impacted gross profit margins by approximately 0.3 percentage points.

These increases were offset by declines in volume, which reduced gross profit margins by approximately 0.6 percentage points, and increased manufacturing and other costs, which reduced gross profit margins by approximately 0.5 percentage points and were largely driven by increased silver and aluminum commodity costs.

The positive price/mix impact referred to above was primarily driven by extensions and amendments of existing license arrangements and a new licensing arrangement within the consumer digital capture SPG. The non-recurring portions of these licensing arrangements contributed approximately 1.4% of revenue to consolidated gross profit dollars in the current year, as compared with 0.4% of revenue to consolidated gross profit dollars for similar arrangements in the prior year. The positive impact of these arrangements was partially offset by negative price/mix within the consumer film capture SPG and consumer output SPG within the FPG segment; the digital capture solutions SPG within the KHG segment; and the kiosk SPG and consumer digital capture SPG within the CDG segment. The volume declines were primarily driven by the consumer film capture SPG and consumer output SPG within the FPG segment; and the consumer digital capture SPG within the CDG segment.

Selling, General and Administrative Expenses

SG&A expenses were $2,389 million for 2006 as compared with $2,668 million for the prior year, representing a decrease of $279 million, or 10%. SG&A as a percentage of sales decreased from 19% from the prior year to 18% in the current year. The decrease in SG&A is primarily attributable to ongoing Company-wide cost reduction initiatives, partially offset by $45 million of spending related to the Company's exploration of strategic alternatives for the Health Group. The Company announced on January 10, 2007 that it has reached an agreement to sell the Health Group to Onex Corporation for as much as $2.55 billion. The transaction is expected to close in the first half of 2007.

Research and Development Costs

R&D costs were $710 million for 2006 as compared with $892 million for 2005, representing a decrease of $182 million, or 20%. R&D as a percentage of sales was 5% for the current year as compared with the prior year of 6%. This decrease was primarily driven by: (1) write-offs in the prior year of purchased in-process R&D associated with acquisitions made during 2005 of $54 million, (2) significant spending reductions related to traditional products and services, (3) lower R&D spending related to the display business, and (4) integration synergies within the GCG segment.

Restructuring Costs and Other

Restructuring costs and other were $471 million for 2006 as compared with $690 million for 2005, representing a decrease of $219 million or 32%. These costs, as well as the restructuring-related costs reported in cost of goods sold, are discussed in further detail under "RESTRUCTURING COSTS AND OTHER" below.

Loss From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for 2006 was $202 million as compared with a loss of $632 million for 2005, representing an improvement in earnings of $430 million. This change is attributable to the reasons described above.

Interest Expense

Interest expense for 2006 was $262 million as compared with $211 million for the prior year, representing an increase of $51 million, or 24%. Higher interest expense is primarily attributable to increased levels of debt associated with the prior year acquisitions of KPG and Creo, and higher interest rates.

Other Income (Charges), Net

The other income (charges), net component includes investment income, income and losses from equity investments, gains and losses on the sales of assets and investments and foreign exchange gains and losses. Other income for the current year was $118 million as compared with other income of $44 million for the prior year. The increase of $74 million is primarily attributable to: (1) a year-over-year increase in interest income of $35 million, (2) lower losses on foreign exchange, which resulted in an increase in other income of $28 million, and (3) lower impairment charges recorded in the current year than in the prior year, which increased other income by $33 million. These increases were partially offset by lower gains on sales of property, assets and investments, which declined $9 million from prior year, and a loss on the early extinguishment of debt in the current year of $9 million.

Loss From Continuing Operations Before Income Taxes

The loss from continuing operations before income taxes for 2006 was $346 million as compared with a loss of $799 million for 2005, representing an improvement in earnings of $453 million. This change is attributable to the reasons described above.

Income Tax (Benefit) Provision

The Company's annual effective tax rate from continuing operations increased from a provision rate of 69% for 2005 to a provision rate of 73% for 2006. The change is primarily attributable to the inability to recognize a benefit from losses in the U.S. and in certain jurisdictions outside the U.S., as a result of the requirement to record a valuation allowance against net deferred tax assets in those jurisdictions that the Company has determined it is no longer more likely than not that these net deferred tax assets will be realized.

During the year ended December 31, 2006, the Company recorded a tax provision of $254 million representing an income tax rate on losses from continuing operations of 73%. The income tax rate of 73% for the year ended December 31, 2006 differs from the Company's statutory tax rate of 35% primarily due to the inability to benefit losses in the U.S. and in certain jurisdictions outside the U.S., which resulted in the recording of the valuation allowance charge against net deferred tax assets in the amount of $393 million. Some of the other significant items that caused the difference from the statutory tax rate include: (1) non-U.S. tax benefits of $40 million associated with restructuring costs and property sales of $728 million; (2) a benefit of $16 million associated with rate differentials on operations outside the U.S.; (3) a benefit of $14 million associated with export sales and manufacturing credits; and (4) a tax charge of $13 million resulting from changes to the allocation of the purchase price to the respective jurisdictions associated with the finalization of purchase accounting for KPG and Creo.

On October 3, 2006, the Company filed a claim for a federal tax refund of approximately $650 million related to a 1994 loss recognized on the sale of shares of stock in a subsidiary that was disallowed at that time under Internal Revenue Service (IRS) regulations. Since that time, the IRS has issued new regulations that serve as the basis for this refund claim. Due to the uncertainty of the claim, the Company, in accordance with its accounting policies, has not recorded a tax benefit related to this refund claim.

Valuation Allowance – Outside the U.S.

During the fourth quarter of 2006, based on the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, the Company recorded additional valuation allowances of $90 million against its net deferred tax assets in certain jurisdictions outside the U.S. In accordance with SFAS No. 109, the Company's assessment included the evaluation of scheduled reversals of deferred tax assets and liabilities, estimates of projected future taxable income, carryback potential and tax planning strategies. Based on the Company's assessment of realizability, the Company concluded that it was no longer more likely than not that these net deferred tax assets would be realized and, as such, recorded a valuation allowance of $90 million.

Loss From Continuing Operations

The loss from continuing operations for 2006 was $600 million, or $2.09 per basic and diluted share, as compared with a loss from continuing operations for 2005 of $1,354 million, or $4.70 per basic and diluted share, representing an improvement in earnings of $754 million. This change is attributable to the reasons described above.

Consumer Digital Imaging Group

Worldwide Revenues

Net worldwide sales for the Consumer Digital Imaging Group (CDG) segment were $2,920 million for 2006 as compared with $3,215 million for 2005, representing a decrease of $295 million, or 9%. The decrease in net sales was comprised of: (1) declines in volumes, which reduced net sales by approximately 5.8 percentage points, driven primarily by the consumer digital capture SPG, and (2) unfavorable price/mix, which decreased sales by approximately 3.8 percentage points, driven primarily by declines in the kiosk SPG and consumer digital capture SPG. The negative price/mix impact includes the positive effects to the consumer digital capture SPG of extensions and amendments of existing license arrangements and a new licensing arrangement, portions of which were non-recurring. These arrangements provide the Company with a return on portions of historical R&D investments and similar opportunities are expected to have a continuing impact on the results of operations. These declines were partially offset by positive foreign exchange, which increased net sales by approximately 0.4 percentage points.

CDG segment net sales in the U.S. were $1,872 million for the current year as compared with $2,034 million for the prior year, representing a decrease of $162 million, or 8%. CDG segment net sales outside the U.S. were $1,048 million for the current year as compared with $1,181 million for the prior year, representing a decrease of $133 million, or 11%.

Net worldwide sales of consumer digital capture products, which include consumer digital cameras, accessories, memory products, imaging sensors, and intellectual property royalties, decreased 17% in 2006 as compared with the prior year, primarily reflecting volume decreases, as well as negative price/mix. The negative price/mix impact includes the positive impacts of extensions and amendments of existing license arrangements and a new licensing arrangement, as mentioned above. These arrangements provide the Company with a return on portions of historical R&D investments and similar opportunities are expected to have a continuing impact on the results of operations. According to the NPD Group's consumer tracking service, Kodak EasyShare digital cameras were number one in unit market share in the U.S. for the year 2006. On a year-to-date basis through November, the Company remains in the top three unit market share position on a worldwide basis for consumer digital cameras.

Net worldwide sales of picture maker kiosks/media (the kiosk SPG) increased 11% in 2006 as compared with 2005, as a result of significant volume increases, partially offset by negative price/mix. Sales continue to be driven by strong consumable sales at retail locations with 4x6 media volumes increasing 53% versus last year.

Net worldwide sales of the home printing solutions SPG, which includes inkjet photo paper and printer docks/media, decreased 2% in the current year as compared with the prior year, driven by negative price/mix, partially offset by volume increases. On a year-to-date basis through November, the Company's printer dock product held a leading market share position in the U.S., U.K., and Australia.

Gross Profit

Gross profit for the CDG segment was $675 million for 2006 as compared with $598 million for the prior year, representing an increase of $77 million or 13%. The gross profit margin was 23.1% in the current year as compared with 18.6% in the prior year. The 4.5 percentage point increase was primarily attributable to improvements in price/mix, which impacted gross profit margins by approximately 4.8 percentage points, primarily due to extensions and amendments to existing license arrangements during the current year, and a new licensing arrangement, as mentioned above. The impact of the non-recurring portions of these licensing arrangements contributed approximately 6.5% of revenue to segment gross profit dollars in 2006, as compared with 1.8% of revenue to segment gross profit dollars for similar arrangements in 2005. Additionally, foreign exchange positively impacted gross profit margins by approximately 0.2 percentage points. These increases were partially offset by increased manufacturing costs, which reduced gross profit margins by approximately 0.3 percentage points, and volume declines, which negatively impacted gross profit margins by approximately 0.2 percentage points.

Selling, General and Administrative Expenses
SG&A expenses for the CDG segment decreased $48 million, or 9%, from $551 million in 2005 to $503 million in the current year, and remained constant as a percentage of sales at 17%. This decrease was primarily driven by a decline in advertising spending as a result of focused cost reduction activities.

Research and Development Costs
R&D costs for the CDG segment decreased $8 million, or 4%, from $179 million in 2005 to $171 million in the current year and remained constant as a percentage of sales at 6%.

Earnings (Loss) From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes
Earnings from continuing operations before interest, other income (charges), net and income taxes for the CDG segment were $1 million in 2006 compared with a loss of $131 million in 2005, representing an increase in earnings of $132 million or 101%, as a result of the factors described above.

Film and Photofinishing Systems Group

Worldwide Revenues
Net worldwide sales for the Film and Photofinishing Systems Group (FPG) segment were $4,156 million for 2006 as compared with $5,325 million for 2005, representing a decrease of $1,169 million, or 22%. The decrease in net sales was comprised of: (1) lower volumes, which decreased 2006 sales by approximately 20.5 percentage points, driven primarily by declines in the consumer film capture SPG, the consumer output SPG, and the photofinishing services SPG; and (2) declines related to negative price/mix, which reduced net sales by approximately 1.9 percentage points, primarily driven by the consumer film capture SPG and the consumer output SPG. These declines were partially offset by favorable foreign exchange, which increased net sales by approximately 0.4 percentage points.

FPG segment net sales in the U.S. were $1,359 million for the current year as compared with $1,767 million for 2005, representing a decrease of $408 million, or 23%. FPG segment net sales outside the U.S. were $2,797 million for 2006 as compared with $3,558 million for the prior year, representing a decrease of $761 million, or 21%.

Net worldwide sales of the consumer film capture SPG, including consumer roll film (35mm and APS film), one-time-use cameras (OTUC), professional films, reloadable traditional film cameras and batteries/videotape, decreased 29% in 2006 as compared with 2005, primarily reflecting industry volume declines.

Net worldwide sales for the consumer and professional output SPGs, which include color negative paper and photochemicals, decreased 20% in 2006 as compared with 2005, primarily reflecting industry volume declines and negative price/mix.

Net worldwide sales for the photofinishing services SPG, which includes equipment and photofinishing services at retail on-site and Qualex in the U.S. and CIS (Consumer Imaging Services) outside the U.S., decreased 45% in 2006 as compared with 2005, reflecting continuing volume declines in the development and processing of consumer films.

Net worldwide sales for the entertainment imaging SPGs, including origination, intermediate, and print films for the entertainment industry decreased 2%, primarily reflecting origination film volume declines and negative price/mix for print film, partially offset by volume increases for intermediate film. These results also reflect more conservative motion picture release strategies by major studios including the maturation of industry practice regarding simultaneous worldwide releases of major feature films.

Gross Profit
Gross profit for the FPG segment was $1,068 million for 2006 as compared with $1,630 million for the prior year, representing a decrease of $562 million or 34%. The gross profit margin was 25.7% in the current year as compared with 30.6% in 2005. The 4.9 percentage point decrease was primarily attributable to increased manufacturing costs, which reduced gross profit margins by approximately 4.3 percentage points. These increased costs were driven by increased depreciation expense principally due to asset useful life changes in the third quarter of 2005 and higher silver costs. Volume declines negatively impacted gross profit margins by approximately 0.7 percentage points, partially offset by the favorable impact of foreign exchange, which increased gross profit margins by approximately 0.2 percentage points. The impact of price/mix on gross profit margins was not significant.

Selling, General and Administrative Expenses
SG&A expenses for the FPG segment decreased $331 million, or 33%, from $1,001 million in 2005 to $670 million in the current year, and decreased as a percentage of sales from 19% in the prior year to 16% in the current year. The decline in SG&A was attributable to ongoing Company-wide cost reduction initiatives.

Research and Development Costs

R&D costs for the FPG segment decreased $49 million, or 55%, from $89 million in 2005 to $40 million in the current year and decreased as a percentage of sales from 2% in the prior year to 1% in the current year. The decrease in R&D was primarily attributable to significant reductions in spending related to traditional products and services.

Earnings From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

Earnings from continuing operations before interest, other income (charges), net and income taxes for the FPG segment were $358 million in 2006 compared with earnings of $540 million in 2005, representing a decrease of $182 million or 34%, resulting from the factors outlined above.

Graphic Communications Group

On April 1, 2005, the Company became the sole owner of KPG through the redemption of Sun Chemical Corporation's 50 percent interest in the KPG joint venture. Under the terms of the transaction, the Company redeemed all of Sun Chemical's shares in KPG by providing $317 million in cash at closing and by entering into two notes payable arrangements, one that will be payable within the U.S. (the U.S. note) and one that will be payable outside of the U.S. (the non-U.S. note), that required a principal and interest payment of $200 million in the third quarter of 2006, and payments of $50 million annually from 2008 through 2013. The total payments due under the U.S. note and the non-U.S. note are $100 million and $400 million, respectively. The aggregate fair value of these notes payable arrangements of approximately $395 million as of the acquisition date was recorded as long-term debt in the Company's Consolidated Statement of Financial Position.

On June 15, 2005, the Company completed the acquisition of Creo Inc. (Creo), a premier supplier of prepress and workflow systems used by commercial printers around the world. The Company paid $954 million (excluding approximately $11 million in transaction related costs), or $16.50 per share, for all of the outstanding shares of Creo. The Company used its bank lines to initially fund the acquisition, which has been refinanced with a term loan under the Company's Secured Credit Agreement.

During the second quarter of 2006, the Company indicated that, as a result of ongoing integration of acquisitions within the Graphic Communications Group, it had become increasingly difficult to report results by the discrete businesses that were acquired. Therefore, beginning with the third quarter of 2006, results for the GCG segment are reported using the following SPG structure:

- Digital Prepress Consumables – digital plates, chemistry, media and services
- NexPress Color – equipment, consumables and services for NexPress color products, and direct image press equipment
- Commercial Inkjet Printing Solutions – Versamark equipment, consumables and service
- Workflow and Prepress – workflow software, output devices, proofing equipment, and services
- Other Digital – electrophotographic black and white equipment and consumables, document scanners and services, wide-format inkjet, imaging services
- Traditional – analog plates, graphics and other films, paper, media equipment, archival products

As the GCG segment completes its integration process and further aligns the discrete businesses, starting in the first quarter of 2007, the GCG segment results will be reported using the following organizational structure:

- Enterprise Solutions - workflow software and digital controller development
- Digital Printing Solutions - all continuous inkjet and electrophotographic products, including equipment, consumables and service
- Prepress Solutions - prepress consumables; output devices; wide-format inkjet printers, media, and inks; proofing hardware, media and software; and related services
- Document Imaging Business - document scanners and services, and imaging services

Worldwide Revenues

Net worldwide sales for the Graphic Communications Group segment were $3,632 million for 2006 as compared with $2,990 million for the prior year, representing an increase of $642 million, or 21%. The increase in net sales was primarily due to the KPG and Creo acquisitions in 2005, which together contributed $639 million or approximately 21.4 percentage points to the year-over-year increase in sales. Also contributing to the increase in net sales were volume increases, which increased sales by approximately 4.3 percentage points and which were largely attributable to the digital prepress consumables SPG, and favorable foreign exchange, which increased sales by approximately 0.8 percentage points.

These increases were partially offset by negative price/mix, which decreased 2006 net sales by approximately 5.0 percentage points, primarily driven by the digital prepress consumables SPG, the traditional prepress consumables SPG, the NexPress color SPG, and the workflow and prepress SPG.

Net sales in the U.S. were $1,248 million for 2006 as compared with $1,079 million for the prior year, representing an increase of $169 million, or 16%. Net sales outside the U.S. were $2,384 million in 2006 as compared with $1,911 million for the prior year, representing an increase of $473 million, or 25%.

Digital Strategic Product Groups' Revenues

The Graphic Communications Group segment digital product sales are comprised of the digital prepress consumables SPG; NexPress color SPG; commercial inkjet printing solutions SPG; workflow and prepress systems SPG; and other digital SPGs.

Digital product sales for the Graphic Communications Group segment were $3,085 million for 2006 as compared with $2,437 million for the prior year, representing an increase of $648 million, or 27%. The increase in digital product sales was primarily attributable to the acquisitions of KPG and Creo in the prior year, which generated revenues in the workflow and prepress SPG and the digital prepress consumables SPG.

Net worldwide sales for the NexPress color SPG increased 41% driven by strong volume increases. Sales from NexPress color equipment and consumables increased 50% from the prior year, while direct image press equipment sales declined 24% year-over-year. The installed base of digital production color presses continues to grow, resulting in higher page volumes and increased consumables revenue.

Net worldwide sales of commercial inkjet printing solutions increased 3% year-over-year, reflecting volume increases for services and consumables, partially offset by negative price/mix.

Net worldwide sales of other digital products and services decreased 6% year-over-year, primarily driven by volume declines. Sales declines for electrophotographic black and white equipment and consumables, and wide-format inkjet, were partially offset by sales increases for document scanners.

Traditional Strategic Product Groups' Revenues

Segment traditional product sales are primarily comprised of sales of traditional graphics products, including films, paper, media, equipment and analog plates. These sales were $547 million for 2006 compared with $553 million for the prior year, representing a decrease of $6 million, or 1%. The decrease in sales was primarily attributable to declines in analog plates and graphic films as the industry continues to transition to digital partially offset by the impact of the acquisition of KPG in the prior year.

Gross Profit

Gross profit for the Graphic Communications Group segment was $1,034 million for 2006 as compared with $799 million in the prior year, representing an increase of $235 million, or 29%. This increase was primarily attributable to the acquisitions of KPG and Creo in 2005, which together contributed $197 million to the year-over-year increase in gross profit. The gross profit margin was 28.5% in 2006 as compared with 26.7% in the prior year period. The increase in the gross profit margin of 1.8 percentage points was primarily attributable to favorable price/mix, which increased gross profit margins by approximately 1.1 percentage points and was largely driven by the workflow and prepress SPG and the digital prepress consumables SPG. Also contributing to the increase in gross profit margins were: (1) reductions in manufacturing and other costs, which increased gross profit margins by approximately 0.4 percentage points, and (2) the acquisitions of Creo and KPG, which increased gross profit margins by approximately 0.6 percentage points. These increases were partially offset by unfavorable foreign exchange, which negatively impacted gross profit margins by approximately 0.4 percentage points. The impact from volume on gross profit margins was not significant.

Selling, General and Administrative Expenses

SG&A expenses for the Graphic Communications Group segment were $695 million for 2006 as compared with $562 million in the prior year, representing an increase of $133 million, or 24%, and remained constant as a percentage of sales at 19%. The increase in SG&A is primarily attributable to $148 million of SG&A costs associated with the acquired KPG and Creo businesses, and redistribution of corporate costs associated with bringing acquired businesses into the Kodak portfolio, partially offset by integration synergies.

Research and Development Costs

R&D costs for the Graphic Communications Group segment decreased $80 million, or 29%, from $278 million for 2005 to $198 million for 2006, and decreased as a percentage of sales from 9% for 2005 to 5% for the current year. The decrease was primarily driven by $52 million of write-offs in 2005 for purchased in-process R&D associated with acquisitions, and was also driven by integration synergies.

Earnings (Loss) From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

Earnings from continuing operations before interest, other income (charges), net and income taxes for the Graphic Communications Group segment were $141 million in 2006 compared with a loss of $41 million in 2005. This increase in earnings is attributable to the reasons outlined above.

Health Group

Worldwide Revenues

Net worldwide sales for the Health Group segment were $2,497 million for 2006 as compared with $2,655 million for the prior year, representing a decrease of $158 million, or 6%. The decrease in sales was attributable to declines in volume of approximately 5.6 percentage points, primarily driven by the digital output and radiology film SPGs, partially offset by the growth in the digital capture, and healthcare information SPGs. Unfavorable price/mix reduced sales by approximately 0.8 percentage points, primarily driven by the digital capture SPG and digital output SPG, partially offset by favorable price/mix in the dental SPG. These decreases were partially offset by favorable foreign exchange, which increased sales by approximately 0.4 percentage points.

Net sales in the U.S. were $914 million for 2006 as compared with $1,052 million for 2005, representing a decrease of $138 million, or 13%. Net sales outside the U.S. were $1,583 million for 2006 as compared with $1,603 million for the prior year, representing a decrease of $20 million, or 1%.

Digital Strategic Product Groups' Revenues

Health Group segment digital sales, which include digital output (DryView laser imagers/media and wet laser printers/media), digital capture systems (computed radiography and digital radiography equipment), digital dental systems (practice management software and digital and computed radiography capture equipment), healthcare information solutions (Picture Archiving and Communications Systems (PACS), Radiology Information Systems (RIS) and Information Management Solutions (IMS)), and associated services were $1,682 million for 2006 as compared with $1,719 million for 2005, representing a decrease of $37 million, or 2%. This sales decline was driven by lower revenues in the digital output SPG, partially offset by growth in the digital capture SPG, digital dental SPG, and healthcare information solutions SPG.

Traditional Strategic Product Groups' Revenues

Segment traditional product sales, including analog and dental film, equipment, service, and chemistry, were $815 million for 2006 as compared with $936 million for 2005, representing a decrease of $121 million, or 13%. This decline was largely driven by declines in traditional radiology film sales.

Gross Profit

Gross profit for the Health Group segment was $912 million for 2006 as compared with $1,021 million in the prior year, representing a decrease of $109 million, or 11%. The gross profit margin was 36.5% in 2006 as compared with 38.5% in the prior year. The decrease in the gross profit margin of 2.0 percentage points was principally attributable to: (1) unfavorable price/mix, which negatively impacted gross profit margins by approximately 2.0 percentage points, primarily driven by the digital capture SPG, and (2) volume declines, which reduced gross profit margins by approximately 0.2 percentage points, primarily driven by the digital output and radiology film SPGs. These declines were partially offset by favorable foreign exchange, which positively impacted gross profit margins by approximately 0.3 percentage points. The impact of manufacturing costs did not have a significant impact on gross profit margin, as higher silver and raw material costs were more than offset by cost reduction activities and operational improvements.

Selling, General and Administrative Expenses

SG&A expenses for the Health Group segment increased $8 million, or 2%, from $489 million in 2005 to $497 million for the current year, and increased as a percentage of sales from 18% in 2005 to 20% in the current year. The increase in SG&A expenses is primarily attributable to $37 million of costs related to the exploration of strategic alternatives for the Health Group, which was announced on May 4, 2006, partially offset by a favorable legal settlement in the second quarter of 2006 and other cost reductions. The Company announced on January 10, 2007 that it has reached an agreement to sell the Health Group to Onex Corporation for as much as $2.55 billion. The transaction is expected to close in the first half of 2007.

Research and Development Costs

R&D costs for 2006 decreased $24 million, or 15%, from $162 million in 2005 to $138 million, and remained constant as a percentage of sales at 6%. This decrease was primarily driven by cost reduction actions implemented in March 2006, which have been primarily focused on the digital output and digital capture SPGs, to reduce overall R&D spending for the Health Group. The year-over-year decrease was also partially due to the write-off of $2 million of purchased in-process R&D in 2005 related to the acquisition of Orex Computed Radiography Ltd.

Earnings From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

Earnings from continuing operations before interest, other income (charges), net and income taxes for the Health segment decreased $92 million, or 25%, from $370 million for 2005 to $278 million for 2006 due to the reasons described above.

All Other

Worldwide Revenues

Net worldwide sales for All Other were $69 million for 2006 as compared with $83 million for 2005, representing a decrease of $14 million, or 17%. Net sales in the U.S. were $52 million for 2006 as compared with $47 million for the prior year, representing an increase of $5 million, or 11%. Net sales outside the U.S. were $17 million in 2006 as compared with $36 million in the prior year, representing a decrease of $19 million, or 53%.

Loss From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for All Other was $214 million in 2006 as compared with a loss of $231 million in 2005. This improvement in earnings was primarily driven by overall SG&A cost reductions of $18 million, and reductions in R&D spending for the display business of $26 million, partially offset by costs associated with the Company's new consumer inkjet printers, which were announced in February 2007.

(Loss) Earnings from Discontinued Operations, Net of Income Taxes

The loss from discontinued operations for 2006 was $1 million, or $.00 per basic and diluted share, as compared with earnings from discontinued operations for 2005 of $150 million, or $.52 per basic and diluted share. The 2005 earnings from discontinued operations were primarily related to a $203 million reversal of certain tax accruals as a result of a settlement between the Company and the Internal Revenue Service on the audit of the tax years 1993 through 1998. These accruals had been established in 1994 in connection with the Company's sale of its pharmaceutical, consumer health and household products businesses during that year. The tax accrual reversals were partially offset by a pension settlement charge of $54 million resulting from the finalization of the transfer of pension assets to ITT Industries, Inc. (ITT) in connection with the sale of the Company's Remote Sensing Systems business (RSS) in August 2004.

Loss from Cumulative Effect of Accounting Change, Net of Income Taxes

There was no loss from cumulative effect of accounting change, net of income taxes for 2006. The loss from cumulative effect of an accounting change, net of income taxes, of $57 million or $.20 per basic and diluted share for 2005 was the result of the Company's adoption of Financial Accounting Standards Board Interpretation No. (FIN) 47, "Accounting for Conditional Asset Retirement Obligations," as of December 31, 2005. Under FIN 47, the Company is required to record an obligation and an asset for the present value of the estimated cost of fulfilling its legal obligation with respect to the retirement of an asset when the timing or method of settling that obligation is conditional upon a future event (for example, the sale of, exiting from or disposal of an asset - the "settlement date"). The primary application of FIN 47 to the Company is with respect to asbestos remediation. The $57 million charge represents the present value of the Company's asset retirement obligations (net of the related unamortized asset) relating to facilities with estimated settlement dates. Refer to further discussion in the "New Accounting Pronouncements" section of Item 7 for further information.

Net Loss

The consolidated net loss for 2006 was $601 million, or a loss of $2.09 per basic and diluted share, as compared with a net loss for 2005 of $1,261 million, or a loss of $4.38 per basic and diluted share, representing an increase in earnings of $660 million or 52%. This improvement is attributable to the reasons outlined above.

2005 COMPARED WITH 2004

Results of Operations — Continuing Operations

Consolidated

Worldwide Revenues

Net worldwide sales were $14,268 million for 2005 as compared with $13,517 million for 2004, representing an increase of $751 million or 6%. This increase in net sales was primarily attributable to the acquisitions of KPG, Creo and NexPress, which contributed $1,562 million or approximately 11.6 percentage points to sales, and favorable exchange, which increased sales by approximately 0.5 percentage points. These increases were partially offset by declines in volumes and declines in price/mix, which decreased 2005 sales by approximately 1.9 and 4.6 percentage points, respectively. The decrease in volumes was primarily driven by declines in the consumer film capture SPG, the photofinishing services SPG, and the consumer output SPG within the FPG segment, and the digital output, film capture, and output SPGs within the Health Group segment. The decrease in price/mix was primarily driven by the film capture SPG within the FPG segment; the consumer digital capture SPG within the CDG segment; and the digital capture SPG within the Health Group segment.

Net sales in the U.S. were $5,979 million for 2005 as compared with $5,658 million for the prior year, representing an increase of $321 million, or 6%. Net sales outside the U.S. were $8,289 million for 2005 as compared with $7,859 million for 2004, representing an increase of $430 million, or 5%, which includes a favorable impact from exchange of 1%.

Digital Strategic Product Groups' Revenues

The Company's digital product sales, including new technologies product sales of $57 million, were $7,428 million for 2005 as compared with $5,153 million, including new technologies of $46 million, for the prior year, representing an increase of $2,275 million, or 44%, primarily driven by the digital portion of KPG and Creo, the consumer digital capture SPG, the kiosk SPG, and the home printing solutions SPG.

Traditional Strategic Product Groups' Revenues

Net sales of the Company's traditional products were $6,840 million for 2005 as compared with $8,364 million for the prior year, representing a decrease of $1,524 million, or 18%, primarily driven by declines in the film capture SPG, the photofinishing services SPG, and the consumer output SPG.

Foreign Revenues

The Company's operations outside the U.S. are reported in three regions: (1) the Europe, Africa and Middle East region (EAMER), (2) the Asia Pacific region, and (3) the Canada and Latin America region. Net sales in EAMER were $4,223 million for 2005 as compared with $4,038 million for 2004, representing an increase of $185 million, or 5%, which includes an insignificant impact from exchange. Net sales in the Asia Pacific region were $2,652 million for 2005 as compared with $2,549 million for 2004, representing an increase of $103 million, or 4%, which includes a favorable impact from exchange of 1%. Net sales in the Canada and Latin America region were $1,414 million for 2005 as compared with $1,272 million for 2004, representing an increase of $142 million, or 11%, which includes a favorable impact from exchange of 2%.

Gross Profit

Gross profit was $3,618 million for 2005 as compared with $3,916 million for 2004, representing a decrease of $298 million, or 8%. The gross profit margin was 25.4% in 2005 as compared with 29.0% in 2004. The 3.6 percentage point decrease was primarily attributable to: (1) price/mix, which reduced gross profit margins by approximately 3.7 percentage points, (2) declines in volumes, which reduced gross profit margins by approximately 0.1 percentage points, and (3) manufacturing costs, which reduced gross profit margins by approximately 0.2 percentage points. The negative price/mix impact was primarily driven by consumer digital cameras, one-time-use cameras, traditional consumer and digital health products and services, partially offset by the year-over-year increase in royalty income relating to digital capture. These decreases were partially offset by exchange, which favorably impacted gross profit margins by approximately 0.4 percentage points.

Included in 2005 manufacturing costs is $139 million of additional depreciation expense related to the change in estimate of the useful lives of production machinery and equipment as a result of the faster-than-expected decline in the Company's traditional film and paper business. During the third quarter of 2005, the Company revised the useful lives of production machinery and equipment from 3-20 years to 3-5 years and manufacturing-related buildings from 10-40 years to 5-20 years. Also included in 2005 manufacturing costs were accelerated depreciation charges of $391 million related to the 2004-2007 Restructuring Program, compared with accelerated depreciation charges of $152 million in 2004.

Selling, General and Administrative Expenses

SG&A expenses were $2,668 million for 2005 as compared with $2,491 million for 2004, representing an increase of $177 million, or 7%. SG&A increased as a percentage of sales from 18% for 2004 to 19% for 2005. The increase in SG&A was primarily attributable to SG&A related to acquisitions of $293 million, unfavorable legal settlements totaling $21 million, and unfavorable exchange of $6 million, partially offset by cost reduction initiatives.

Research and Development Costs

R&D costs were $892 million for 2005 as compared with $836 million for 2004, representing an increase of $56 million, or 7%. R&D as a percentage of sales remained unchanged at 6%. The dollar increase in R&D was primarily attributable to write-offs for purchased in-process R&D associated with acquisitions made in 2005 for $54 million and increases in R&D spend related to newly-acquired businesses of $95 million, partially offset by significant reductions in R&D spending related to traditional products.

Restructuring Costs and Other

Restructuring costs and other were $690 million for 2005 as compared with $695 million for 2004, representing a decrease of $5 million or 1%.

Loss from Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for 2005 was $632 million as compared with a loss of $106 million for 2004, representing an increase in the loss of $526 million. This increase was attributable to the reasons described above.

Interest Expense

Interest expense for 2005 was $211 million as compared with $168 million in the prior year. This increase is related to higher interest rates in 2005 and higher debt levels in 2005 as a result of borrowings to finance acquisitions.

Other Income (Charges), Net

The other income (charges), net component includes investment income, income and losses from equity investments, foreign exchange, and gains and losses on the sales of assets and investments. Other income for 2005 was $44 million as compared with other income of $161 million for 2004. The decline of $117 million is primarily attributable to proceeds from two favorable legal settlements totaling $101 million in 2004, with no similar favorable legal settlements in 2005. Also contributing to the decline for 2005 was a loss on foreign exchange of $31 million due to the unhedged U.S. dollar denominated note payable outside of the U.S. relating to the KPG acquisition versus foreign exchange losses of $10 million in 2004. On July 28, 2005, the Company entered into currency forward hedge contracts that will substantially offset foreign exchange gains or losses arising from this note payable.

The decline was also impacted by $44 million of charges, including a $19 million impairment of the investment in Lucky Film as a result of an other-than-temporary decline in the market value of Lucky's stock and a $25 million asset impairment. Additionally, equity income from joint ventures declined by $18 million due to the acquisitions of KPG and NexPress, which were formerly accounted for under the equity method, and have been consolidated in the Company's Statement of Operations and included in the Graphic Communications Group segment since the date of acquisition. These items were partially offset by a net year-over-year increase of $59 million from gains on the sale of properties and capital assets.

Loss From Continuing Operations Before Income Taxes

The loss from continuing operations before income taxes for 2005 was $799 million as compared with a loss of $113 million for 2004, representing an increase in the loss of $686 million. This change was attributable to the reasons described above.

Income Tax (Benefit) Provision

The Company's annual effective tax rate from continuing operations decreased from a benefit rate of 161% for 2004 to a provision rate of 69% for 2005. The change is primarily attributable to the inability to recognize a benefit from losses in the U.S. as a result of the requirement to record a valuation allowance against U.S. net deferred tax assets where it is not more likely than not that these benefits will be realized.

During the year ended December 31, 2005, the Company recorded a tax provision of $555 million representing an income tax rate on losses from continuing operations of 69%. The income tax rate of 69% for the year ended December 31, 2005 differs from the Company's statutory tax rate of 35% primarily due to the inability to benefit losses in the U.S., which resulted in the recording of the valuation allowance charge against net U.S. deferred tax assets in the amount of $955 million. Some of the other significant items that caused the difference from the statutory tax rate include: (1) non-U.S. tax benefits of $106 million associated with total worldwide restructuring costs of $1,143 million; (2) a benefit of $101 million associated with rate differentials on operations outside the U.S.; (3) a benefit of $28 million associated with export sales and manufacturing credits; (4) a tax charge of $29 million associated with the remittance of earnings from subsidiary companies outside of the U.S. in connection with the American Jobs Creation Act of 2004; and (5) a tax benefit of $44 million resulting from the Company's audit settlement with the Internal Revenue Service for tax years covering 1993 through 1998.

Valuation Allowance - U.S.

During the third quarter of 2005, based on the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, the Company recorded a valuation allowance of approximately $778 million against its U.S. net deferred tax assets. In accordance with SFAS No. 109, the Company's assessment included the evaluation of scheduled reversals of deferred tax assets and liabilities, estimates of projected future taxable income, carryback potential and tax planning strategies.

Prior to the Company's third quarter 2005 assessment of realizability, it was believed, based on available evidence including tax planning strategies, that the Company would more likely than not realize its net U.S. deferred tax assets. The third quarter 2005 assessment considered the following significant matters based upon some recent changes that occurred in the quarter:

- In July 2005, management announced plans to significantly accelerate its restructuring efforts and to significantly reduce the assets supporting its traditional business by the end of 2007. This global plan includes accelerating the reduction of traditional film assets from $2.9 billion in January 2004 to approximately $1 billion by 2007 and terminating approximately 10,000 employees. These actions will have a negative impact on Kodak's ability to generate taxable income in the U.S.
- On October 18, 2005, the Company entered into a new secured credit facility pursuant to which the borrowings in the U.S. are collateralized by certain U.S. assets, including the Company's intellectual property assets. Thus, management determined that the previous tax planning strategy to sell the U.S. intellectual property to a foreign subsidiary to generate taxable income in the U.S. was no longer prudent nor feasible and should not be relied upon as part of the third quarter assessment of realizability of the Company's U.S. deferred tax assets.

Based upon the Company's above-mentioned September 30, 2005 assessment of realizability, the Company concluded that it was no longer more likely than not that the U.S. net deferred tax assets would be realized and, as such, recorded a valuation allowance of approximately $778 million.

In the fourth quarter of 2005, the Company updated its assessment of the realizability of its net deferred tax assets. As a result of the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, which included the evaluation of scheduled reversals of deferred tax assets and liabilities, estimates of projected future taxable income, carryback potential and tax planning strategies, the Company maintained that it was still no longer more likely than not that the U.S. net deferred tax assets would be realized and, as such, increased the valuation allowance by approximately $183 million relating to deferred tax benefits generated in the fourth quarter. In addition, the Company expects to record a valuation allowance on all U.S. tax benefits generated in the future until an appropriate level of profitability in the U.S. is sustained or until the Company is able to generate enough taxable income through other tax planning strategies and transactions. Both the net deferred tax asset balances and the offsetting valuation allowance included estimates attributable to the acquisitions of KPG and Creo. Deferred tax amounts attributable to these businesses were finalized during 2006 with the completion of the Company's purchase accounting for these acquired entities.

As of December 31, 2005, the Company had a valuation allowance of $1,116 million relating to its net deferred tax assets in the U.S. of $1,195 million. The valuation allowance of $1,116 million is attributable to (i) the charges totaling $961 million that were recorded in the third and fourth quarters of 2005 and (ii) a valuation allowance of $155 million recorded in a prior year for certain state tax carryforward deferred tax assets relating to which the

Company believes it is not more likely than not that the assets will be realized. The remaining net deferred tax assets in excess of the valuation allowance of $79 million relate to certain foreign tax credit deferred tax assets which the Company believes it is more likely than not that the assets will be realized.

Valuation Allowance – Outside the U.S.

As of December 31, 2005, the Company had a valuation allowance of approximately $212 million relating to its deferred tax assets outside of the U.S. of $569 million. The valuation allowance of $212 million is attributable to certain net operating loss and capital loss carryforwards which the Company believes it is not more likely than not that the assets will be realized.

(Loss) Earnings From Continuing Operations

The loss from continuing operations for 2005 was $1,354 million, or $4.70 per basic and diluted share, as compared with earnings from continuing operations for 2004 of $69 million, or $.24 per basic and diluted share, representing a decrease of $1,423 million. This decrease in earnings from continuing operations is attributable to the reasons described above.

Consumer Digital Imaging Group (CDG)

Worldwide Revenues

Net worldwide sales for the CDG segment were $3,215 million for 2005 as compared with $2,366 million for 2004, representing an increase of $849 million, or 36%. The increase in net sales was primarily attributable to volume increases, which increased net sales by approximately 53 percentage points, partially offset by negative price/mix, which decreased net sales by approximately 17 percentage points. The volume increases were largely driven by the consumer digital capture SPG and home printing solutions SPG. The negative price/mix impact was driven primarily by the home printing solutions SPG and consumer digital capture SPG. Foreign exchange did not have a significant impact on net sales.

CDG segment net sales in the U.S. were $2,034 million for 2005 as compared with $1,440 million for 2004, representing an increase of $594 million, or 41%. CDG segment net sales outside the U.S. were $1,181 million for 2005 as compared with $926 million for the 2004, representing an increase of $255 million, or 28%, which includes a favorable impact from exchange of 1%.

Net worldwide sales of consumer digital capture products, which include consumer digital cameras, accessories, memory products, imaging sensors, and intellectual property royalties, increased 30% in 2005 as compared with the prior year, primarily reflecting strong volume increases and favorable exchange, partially offset by negative price/mix.

Net worldwide sales of picture maker kiosks/media (the kiosk SPG) increased 37% in 2005 as compared with 2004, as a result of strong volume increases and favorable exchange. Sales continue to be driven by strong market acceptance of Kodak's new generation of kiosks and an increase in consumer demand for digital printing at retail.

Net worldwide sales of the home printing solutions SPG, which includes inkjet photo paper and printer docks/media, increased 57% in 2005 as compared with 2004 driven by sales of printer docks and associated thermal media. For full year 2005, Kodak's printer dock product held the number-one market share position (on a unit basis) in the United States, Canada, Germany, Australia and the United Kingdom. However, inkjet paper sales in 2005 declined year over year, as volume growth was more than offset by lower pricing. Industry growth for inkjet paper continues to slow as a result of improving retail printing solutions, and alternative home printing solutions.

Gross Profit

Gross profit for the CDG segment was $598 million for 2005 as compared with $463 million for the prior year period, representing an increase of $135 million or 29%. The gross profit margin was 18.6% in 2005 as compared with 19.6% in 2004. The 1.0 percentage point decrease was primarily attributable to negative price/mix, which reduced gross profit margins by approximately 10.4 percentage points. This decline from negative price/mix was partially offset by positive results from initiatives to reduce manufacturing costs, which improved gross profit margins by approximately 8.0 percentage points; volume increases, which favorably impacted gross profit margins by approximately 1.2 percentage points; and foreign exchange, which favorably impacted gross profit margins by approximately 0.1 percentage points. The negative price/mix impact was primarily driven by the home printing solutions SPG and the consumer digital capture SPG, partially offset by the year-over-year increase in royalty income relating to digital capture.

Selling, General and Administrative Expenses

SG&A expenses for the CDG segment increased $63 million, or 13%, from $488 million in 2004 to $551 million in 2005, and decreased as a percentage of sales from 21% for 2004 to 17% for 2005. The dollar increase is primarily attributable to increased advertising costs.

Research and Development Costs

R&D costs for the CDG segment increased $15 million, or 9%, from $164 million in 2004 to $179 million in 2005 and decreased as a percentage of sales from 7% in 2004 to 6% in 2005.

Loss From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for the CDG segment was $131 million in 2005 compared with a loss of $189 million in 2004, representing an improvement in earnings of $58 million or 31%, as a result of the factors described above.

Film and Photofinishing Systems Group (FPG)

Worldwide Revenues

Net worldwide sales for the FPG segment were $5,325 million for 2005 as compared with $7,051 million for 2004, representing a decrease of $1,726 million, or 24%. The decrease in net sales was primarily attributable to volume declines (primarily in the consumer film capture SPG, the photofinishing services SPG, and the consumer output SPG), which decreased sales by approximately 23.1 percentage points. Negative price/mix, largely driven by the consumer film capture SPG and the consumer output SPG, decreased sales by approximately 2.0 percentage points. These declines were partially offset by favorable exchange, which increased net sales by approximately 0.7 percentage points.

FPG segment net sales in the U.S. were $1,767 million for 2005 as compared with $2,476 million for 2004, representing a decrease of $709 million, or 29%. FPG segment net sales outside the U.S. were $3,558 million for 2005 as compared with $4,575 million for 2004, representing a decrease of $1,017 million, or 22%, which includes a favorable impact from exchange of 1%.

Net worldwide sales of the film capture SPG, including consumer roll film (35mm and APS film), one-time-use cameras (OTUC), professional films, reloadable traditional film cameras and batteries/videotape, decreased 31% in 2005 as compared with 2004, primarily reflecting volume declines and negative price/mix, partially offset by favorable exchange.

Net worldwide sales for the consumer and professional output SPGs, which include color negative paper and photochemicals, decreased 19% in 2005 as compared with 2004, primarily reflecting volume declines and unfavorable price/mix, partially offset by favorable exchange. The volume declines are largely driven by the substantial reduction of direct sales of minilab equipment, which began in the third quarter of 2005, as the Company has shifted its focus to providing minilab services.

Net worldwide sales for the photofinishing services SPG, which includes equipment and photofinishing services at retail on-site and Qualex in the U.S. and CIS (Consumer Imaging Services) outside the U.S., decreased 47% in 2005 as compared with 2004, reflecting continuing volume declines in the development and processing of consumer films.

Net worldwide sales for the entertainment film SPGs, including origination and print films for the entertainment industry increased 1%, primarily reflecting volume increases and favorable exchange, partially offset by overall negative price/mix.

Gross Profit

Gross profit for the FPG segment was $1,630 million for 2005 as compared with $2,176 million for the prior year period, representing a decrease of $546 million or 25%. The gross profit margin was 30.6% in 2005 as compared with 30.9% in 2004. The 0.3 percentage point decrease was primarily attributable to increased manufacturing costs, which negatively impacted gross profit margins by approximately 0.6 percentage points, and volume declines, which negatively impacted gross profit margins by approximately 0.5 percentage points. These declines were partially offset by favorable exchange, which positively impacted gross profit margins by approximately 0.6 percentage points, and positive price/mix, which positively impacted gross profit margins by approximately 0.2 percentage points.

Selling, General and Administrative Expenses

SG&A expenses for the FPG segment decreased $166 million, or 14%, from $1,167 million in 2004 to $1,001 million in 2005, and increased as a percentage of sales from 17% for 2004 to 19% for 2005. The dollar decrease is primarily attributable to cost reduction actions. These cost reduction actions are being outpaced by the decline of traditional product sales, which resulted in a minor year-over-year increase of SG&A as a percentage of sales.

Research and Development Costs

R&D costs for the FPG segment decreased $66 million, or 43%, from $155 million in 2004 to $89 million in 2005 and remained constant as a percentage of sales at 2%. The decrease in R&D was primarily attributable to spending reductions related to traditional products and services.

Earnings From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

Earnings from continuing operations before interest, other income (charges), net and income taxes for the FPG segment were $540 million in 2005 compared with $854 million in 2004, representing a decrease of $314 million or 37%, as a result of the factors described above.

Graphic Communications Group

On May 1, 2004, Kodak completed the acquisition of the NexPress-related entities, which develop high quality on-demand digital color printing systems and manufacture digital black and white printing systems. There was no consideration paid to Heidelberg at closing. Under the terms of the acquisition, Kodak and Heidelberg agreed to use a performance-based earn-out formula whereby Kodak will make periodic payments to Heidelberg over a two-year period, if certain sales goals are met. If all sales goals were met during the two calendar years ended December 31, 2005, the Company would have paid a maximum of $150 million in cash. For both the first calendar year (2004) and for the second calendar year (2005), there were no amounts paid to Heidelberg. Additional payments may also be made relating to the incremental sales of certain products in excess of a stated minimum number of units sold during a five-year period following the closing of the transaction.

On April 1, 2005, the Company became the sole owner of KPG through the redemption of Sun Chemical Corporation's 50 percent interest in the KPG joint venture. This transaction further established the Company as a leader in the graphic communications industry and complements the Company's existing business in this market. Under the terms of the transaction, the Company redeemed all of Sun Chemical's shares in KPG by providing $317 million in cash (excluding $7 million in transaction costs) at closing and by entering into two notes payable arrangements, one that will be payable within the U.S. (the U.S. note) and one that will be payable outside of the U.S. (the non-U.S. note), that will require principal and interest payments of $200 million in the third quarter of 2006, and $50 million annually from 2008 through 2013. The total payments due under the U.S. note and the non-U.S. note are $100 million and $400 million, respectively. The aggregate fair value of these note payable arrangements of approximately $395 million as of the acquisition date was recorded as long-term debt in the Company's Consolidated Statement of Financial Position.

On June 15, 2005, the Company completed the acquisition of Creo Inc. (Creo), a premier supplier of prepress and workflow systems used by commercial printers around the world. The acquisition of Creo uniquely positions the Company to be the preferred partner for its customers, helping them improve efficiency, expand their offerings and grow their businesses. The Company paid $954 million (excluding approximately $13 million in transaction related costs), or $16.50 per share, for all of the outstanding shares of Creo. The Company used its bank lines to initially fund the acquisition, which has been refinanced through a 7-Year Term Loan under the Company's new Secured Credit Facilities completed on October 18, 2005.

Worldwide Revenues

Net worldwide sales for the Graphic Communications Group segment were $2,990 million for 2005 as compared with $1,344 million for the prior year period, representing an increase of $1,646 million, or 122%, which includes a favorable impact from exchange of less than 1%. The increase in net sales was primarily due to the KPG, Creo and NexPress acquisitions, which contributed $1,561 million in sales.

Net sales in the U.S. were $1,079 million for 2005 as compared with $587 million for the prior year, representing an increase of $492 million, or 84%. Net sales outside the U.S. were $1,911 million in 2005 as compared with $757 million for the prior year period, representing an increase of $1,154 million, or 152% as reported, which includes a favorable impact from exchange of approximately 1%.

Digital Strategic Product Groups' Revenues

The Graphic Communications Group segment's digital product sales consist of KPG digital revenues; Creo, a supplier of prepress systems; NexPress Solutions, a producer of digital color and black and white printing solutions; Kodak Versamark, a leader in continuous inkjet technology; document scanners; Encad, Inc., a maker of wide-format inkjet printers; and service and support.

Digital product sales for the Graphic Communications Group segment were $2,437 million for 2005 as compared with $1,048 million for the prior year, representing an increase of $1,389 million, or 133%. The increase in digital product sales was primarily attributable to the KPG, Creo and NexPress acquisitions.

Traditional Strategic Product Groups' Revenues

The Graphic Communications Group segment's traditional product sales are primarily comprised of sales of traditional graphics products, KPG's analog plates and other films, and microfilm products. These sales were $553 million for 2005 compared with $296 million for the prior year, representing an increase of $257 million, or 87%. This increase is primarily attributable to the acquisition of KPG.

Gross Profit

Gross profit for the Graphic Communications Group segment was $799 million for 2005 as compared with $337 million in the prior year, representing an increase of $462 million, or 137%. The gross profit margin was 26.7% in 2005 as compared with 25.1% in the prior year. The increase in the gross profit margin of 1.6 percentage points was primarily attributable to: (1) reductions in manufacturing and other costs, which positively impacted gross profit margins by approximately 3.3 percentage points, and (2) volume increases related to Versamark products and services of approximately 1.7 percentage points. These positive impacts on gross profit margin were partially offset by the negative impact of acquisitions on gross profit margins of approximately 2.9 percentage points, and by negative price/mix of approximately 0.5 percentage points. Foreign exchange did not have a significant impact on segment gross profit margin.

Selling, General and Administrative Expenses

SG&A expenses for the Graphic Communications Group segment were $562 million for 2005 as compared with $283 million in the prior year, representing an increase of $279 million, or 99%, and decreased as a percentage of sales from 21% in 2004 to 19% in 2005. The dollar increase in SG&A is primarily attributable to the acquisitions of KPG, Creo and NexPress, while the decrease in SG&A as a percentage of sales is primarily attributable

to the increase in sales as a result of the acquisitions, as well as the fact that the acquired businesses generally have lower SG&A as a percentage of sales.

Research and Development Costs

R&D costs for the Graphic Communications Group segment increased $133 million, or 92%, from $145 million for 2004 to $278 million for 2005, and decreased as a percentage of sales from 11% in 2004 to 9% in 2005. The dollar increase was primarily attributable to the write-off of in-process R&D associated with the KPG and Creo acquisitions of $52 million, as well as increased levels of R&D spending associated with the acquired companies of $95 million.

Loss From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for the Graphic Communications Group segment was $41 million in 2005 compared with a loss of $91 million in 2004. This improvement in earnings of $50 million is attributable to the reasons described above.

Health Group

Worldwide Revenues

Net worldwide sales for the Health Group segment were $2,655 million for 2005 as compared with $2,686 million for the prior year, representing a decrease of $31 million, or 1%. The decrease in sales was primarily attributable to decreases in price/mix of approximately 2.4 percentage points, primarily driven by the digital capture SPG, digital output SPG, and the traditional medical film portion of the film capture and output SPG. These decreases were partially offset by increases in volume, primarily driven by the digital capture SPG and the services SPG, which contributed approximately 1.0 percentage points to the increase in sales. Sales were also favorably impacted by exchange of approximately 0.3 percentage points.

Net sales in the U.S. were $1,052 million for 2005 as compared with $1,114 million for 2004, representing a decrease of $62 million, or 6%. Net sales outside the U.S. were $1,603 million for 2005 as compared with $1,572 million for the prior year, representing an increase of $31 million, or 2%, which includes a favorable impact from exchange of less than 1%.

Digital Strategic Product Groups' Revenues

Health Group segment digital sales, which include digital products (DryView laser imagers/media and wet laser printers/media), digital capture equipment (computed radiography capture equipment and digital radiography equipment), services, dental systems (practice management software and digital radiography capture equipment) healthcare information systems (Picture Archiving and Communications Systems (PACS)), and Radiology Information Systems (RIS), were $1,719 million for 2005 as compared with $1,693 million for 2004, representing an increase of $26 million, or 2%. The increase in digital product sales was primarily attributable to volume increases and favorable exchange, partially offset by negative price/mix.

Traditional Strategic Product Groups' Revenues

Health Group segment's traditional product sales, including analog film, equipment, and chemistry, were $936 million for 2005 as compared with $993 million for 2004, representing a decrease of $57 million, or 6%. The primary drivers were lower volumes and unfavorable price/mix for the film capture and output SPG, partially offset by favorable exchange.

Gross Profit

Gross profit for the Health Group segment was $1,021 million for 2005 as compared with $1,132 million in the prior year, representing a decrease of $111 million, or 10%. The gross profit margin was 38.5% in 2005 as compared with 42.1% in 2004. The decrease in the gross profit margin of 3.6 percentage points was principally attributable to: (1) price/mix, which negatively impacted gross profit margins by 2.6 percentage points driven by the digital capture SPG, digital output SPG and the traditional medical film portion of the film capture and output SPG, and (2) an increase in manufacturing cost, which decreased gross profit margins by approximately 1.3 percentage points due to an increase in silver and raw material costs. These decreases were partially offset by favorable exchange, which contributed approximately 0.4 percentage points to the gross profit margins.

Selling, General and Administrative Expenses

SG&A expenses for the Health Group segment increased $21 million, or 4%, from $468 million in 2004 to $489 million for 2005 and increased as a percentage of sales from 17% in 2004 to 18% in 2005. The increase in SG&A expenses is primarily attributable to increases in certain corporate overhead costs. SG&A was also negatively impacted by costs associated with the OREX acquisition of approximately $6 million.

Research and Development Costs

R&D costs for 2005 were $162 million as compared with the prior year of $180 million, representing a decrease of $18 million or 10%, and decreased as a percentage of sales from 7% to 6%. This decrease is a result of reduced R&D spending related to traditional products and services.

Earnings From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

Earnings from continuing operations before interest, other income (charges), net and income taxes for the Health Group segment decreased $114 million, or 24%, from $484 million for the prior year to $370 million for 2005 due to the reasons described above.

All Other

Worldwide Revenues

Net worldwide sales for All Other were $83 million for 2005 as compared with $70 million for 2004, representing an increase of $13 million, or 19%. Net sales in the U.S. were $47 million for 2005 as compared with $41 million for 2004, representing an increase of $6 million, or 15%. Net sales outside the U.S. were $36 million in 2005 as compared with $29 million in the prior year, representing an increase of $7 million, or 24%.

Loss From Continuing Operations Before Interest, Other Income (Charges), Net and Income Taxes

The loss from continuing operations before interest, other income (charges), net and income taxes for All Other was $231 million in 2005 as compared with a loss of $257 million in 2004, representing an improvement in earnings of $26 million or 10%.

Earnings from Discontinued Operations, Net of Income Taxes

Earnings from discontinued operations for 2005 were $150 million, or $.52 per basic and diluted share and were primarily related to a $203 million reversal of certain tax accruals as a result of a settlement between the Company and the Internal Revenue Service on the audit of the tax years 1993 through 1998. These accruals had been established in 1994 in connection with the Company's sale of its pharmaceutical, consumer health and household products businesses during that year. The tax accrual reversals were partially offset by a pension settlement charge of $54 million resulting from the finalization of the transfer of pension assets to ITT Industries, Inc. (ITT) in connection with the sale of the Company's Remote Sensing Systems business (RSS) in August 2004. Earnings from discontinued operations for 2004 were $475 million or $1.66 per basic and diluted share and were primarily related to the gain on the sale of RSS to ITT in August 2004.

Loss from Cumulative Effect of Accounting Change, Net of Income Taxes

The loss from cumulative effect of an accounting change, net of income taxes, of $57 million or $.20 per basic and diluted share is the result of the Company's adoption of Financial Accounting Standards Board Interpretation No. (FIN) 47, "Accounting for Conditional Asset Retirement Obligations," as of December 31, 2005. Under FIN 47, the Company is required to record an obligation and an asset for the present value of the estimated cost of fulfilling its legal obligation with respect to the retirement of an asset when the timing or method of settling that obligation is conditional upon a future event (for example, the sale of, exiting from or disposal of an asset - the "settlement date"). The primary application of FIN 47 to the Company is with respect to asbestos remediation. The $57 million charge represents the present value of the Company's asset retirement obligations (net of the related unamortized asset) relating to facilities with estimated settlement dates. Refer to further discussion in the "New Accounting Pronouncements" section of Item 7 for further information.

Net (Loss) Earnings

The net loss for 2005 was $1,261 million, or a loss of $4.38 per basic and diluted share, as compared with net earnings for 2004 of $544 million, or $1.90 per basic and diluted share, representing a decrease of $1,805 million, or 332%. This decrease is attributable to the reasons outlined above.

Summary

(in millions, except per share data)	2006	Change	2005	Change	2004
Net sales from continuing operations	$ 13,274	-7%	$14,268	+6%	$13,517
Loss from continuing operations before interest, other income (charges), net, and income taxes	(202)	+68	(632)	-496	(106)
(Loss) earnings from continuing operations	(600)	+56	(1,354)	-2,062	69
(Loss) earnings from discontinued operations	(1)	-101	150	-68	475
Cumulative effect of accounting change	—		(57)		—
Net (loss) earnings	$ (601)	+52%	$ (1,261)	-332%	$ 544
Basic and diluted net (loss) earnings per share:					
Continuing operations	$ (2.09)	+55%	$ (4.70)	-2,058%	$ .24
Discontinued operations	—	-100	.52	-69	1.66
Cumulative effect of accounting change	—		(.20)		—
Total	$ (2.09)	+52%	$ (4.38)	-331%	$ 1.90

The Company's results as noted above include certain one-time items, such as charges associated with focused cost reductions and other special charges. These items, which are described below, should be considered to better understand the Company's results of operations that were generated from normal operational activities.

2006

The Company's results from continuing operations for the year included the following:

Charges of $768 million, net of reversals, ($718 million after tax) related to focused cost reductions implemented primarily under the 2004-2007 Restructuring Program. See further discussion in the Restructuring Costs and Other section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and Note 16, "Restructuring Costs and Other."

Income of $46 million ($33 million after tax) related to property and asset sales related to focused cost reduction actions.

Charges of $11 million ($10 million after tax) related to impairment charges for assets sold or held for sale.

Reversals, net of $2 million ($2 million after tax) related to legal settlements.

Income tax charge of $90 million to establish a valuation allowance against the Company's net deferred tax assets in certain countries outside the U.S.; portions of which are reflected in the restructuring amount presented above.

2005

The Company's results from continuing operations for the year included the following:

Charges of $1,118 million ($1,020 million after tax) related to focused cost reductions implemented primarily under the 2004-2007 Restructuring Program. See further discussion in the Restructuring Costs and Other section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and Note 16, "Restructuring Costs and Other."

Net charges of $52 million ($38 million after tax) related to purchased in-process R&D incurred in the second quarter (adjusted for credits of $12 million ($2 million after tax) in the third quarter) related to the acquisitions of KPG and Creo.

Charges of $44 million ($35 million after tax) related to a $19 million impairment of the investment in Lucky Film and a $25 million ($16 million after tax) asset impairment.

Charges of $21 million ($21 million after tax) related to unfavorable legal settlements.

Other income of $41 million ($39 million after tax) related to the gain on the sale of properties in connection with restructuring actions.

Income tax charges of $6 million related to a change in estimate with respect to a tax benefit recorded in connection with a land donation.

Income tax charge of $961 million to establish a valuation allowance against the Company's net deferred tax assets in the U.S., portions of which are reflected in the restructuring amount presented above.

2004

The Company's results from continuing operations for the year included the following:

Charges of $889 million ($620 million after tax) related to focused cost reductions implemented primarily under the Third Quarter, 2003 Restructuring Program and 2004-2007 Restructuring Program. See further discussion in the Restructuring Costs and Other section of MD&A and Note 16, "Restructuring Costs and Other."

Charges of $12 million ($7 million after tax), including $2 million ($1 million after tax) for inventory write-downs and $10 million ($6 million after tax) for the write-off of fixed assets related to Kodak's historical ownership interest in the NexPress joint venture in connection with the acquisition of the NexPress-related entities incurred in the second and fourth quarters.

Charges of $15 million ($10 million after tax) related to purchased in-process R&D incurred in the first and third quarters.

Charges of $6 million ($4 million after tax) related to a legal settlement.

Other income of $101 million ($63 million after tax) related to two favorable legal settlements.

Income tax charges of $31 million related to valuation allowances for restructuring related deferred tax assets.

Restructuring Costs and Other

The Company is currently undergoing the transformation from a traditional products and services company to a digital products and services company. In connection with this transformation, the Company announced a cost reduction program in January 2004 that would extend through 2006 to achieve the appropriate business model and to significantly reduce its worldwide facilities footprint. In July 2005, the Company announced an extension to this program into 2007 to accelerate its digital transformation, which included further cost reductions that will result in a business model consistent with what is necessary to compete profitably in digital markets.

In connection with its announcement relating to the extended "2004-2007 Restructuring Program," the Company has provided estimates with respect to (1) the number of positions to be eliminated, (2) the facility square footage reduction, (3) the reduction in its traditional manufacturing infrastructure, and (4) the total restructuring charges to be incurred.

The actual charges for initiatives under this program are recorded in the period in which the Company commits to formalized restructuring plans or executes the specific actions contemplated by the program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met.

Restructuring Programs Summary

The activity in the accrued restructuring balances and the non-cash charges incurred in relation to all of the restructuring programs described below was as follows for the year ended December 31, 2006:

(in millions)	Balance Dec. 31, 2005	Charges	Reversals	Cash Payments [1]	Non-cash Settlements	Other Adjustments and Reclasses [2]	Balance Dec. 31, 2006
2004 – 2007 Restructuring Program:							
Severance reserve	$ 271	$ 318	$ (3)	$ (416)	$ —	$ 58	$ 228
Exit costs reserve	23	69	(1)	(67)	—	—	24
Total reserve	$ 294	$ 387	$ (4)	$ (483)	$ —	$ 58	$ 252
Long-lived asset impairments and inventory write-downs	$ —	$ 100	$ —	$ —	$ (100)	$ —	$ —
Accelerated depreciation	—	285	—	—	(285)	—	—
Pre-2004 Restructuring Programs:							
Severance reserve	$ 2	$ —	$ —	$ (2)	$ —	$ —	$ —
Exit costs reserve	13	—	—	(3)	—	1	11
Total reserve	$ 15	$ —	$ —	$ (5)	$ —	$ 1	$ 11
Total of all restructuring programs	$ 309	$ 772	$ (4)	$ (488)	$ (385)	$ 59	$ 263

(1) During the year ended December 31, 2006, the Company paid $548 million related to restructuring. Of this total amount, $488 million was recorded against restructuring reserves, while $60 million was recorded against pension and other postretirement liabilities.

(2) The total restructuring charges of $772 million, excluding reversals, include: (1) pension and other postretirement charges and credits for curtailments, settlements and special termination benefits, and (2) environmental remediation charges that resulted from the Company's ongoing restructuring actions. However, because these charges and credits relate to the accounting for pensions, other postretirement benefits, and environmental remediation costs, the related impacts on the Consolidated Statement of Financial Position are reflected in their respective components as opposed to within the accrued restructuring balances at December 31, 2006 or 2005. Accordingly, the Other Adjustments and Reclasses column of the table above includes: (1) reclassifications to Other long-term assets and Pension and other postretirement liabilities for the position elimination-related impacts on the Company's pension and other postretirement employee benefit plan arrangements, including net curtailment gains, settlement gains, and special termination benefits of $37 million, and (2) reclassifications to Other long-term liabilities for the restructuring-related impacts on the Company's environmental remediation liabilities of $(9) million. Additionally, the Other Adjustments and Reclasses column of the table above includes: (1) adjustments to the restructuring reserves of $20 million related to the KPG and Creo purchase accounting impacts that were charged appropriately to Goodwill as opposed to Restructuring charges, and (2) foreign currency translation adjustments of $10 million, which are reflected in Accumulated other comprehensive loss in the Consolidated Statement of Financial Position.

The costs incurred, net of reversals, which total $768 million for the year ended December 31, 2006, include $285 million and $12 million of charges related to accelerated depreciation and inventory write-downs, respectively, which were reported in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The remaining costs incurred, net of reversals, of $471 million, were reported as restructuring costs and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The severance reserve and exit costs reserve generally require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

2004-2007 Restructuring Program

The Company announced on January 22, 2004 that it planned to develop and execute a comprehensive cost reduction program throughout the 2004 to 2006 timeframe. The objective of these actions was to achieve a business model appropriate for the Company's traditional businesses, and to sharpen the Company's competitiveness in digital markets.

The program was expected to result in total charges of $1.3 billion to $1.7 billion over the three-year period, of which $700 million to $900 million related to severance, with the remainder relating to the disposal of buildings and equipment. Overall, Kodak's worldwide facility square footage was expected to be reduced by approximately one-third. Approximately 12,000 to 15,000 positions worldwide were expected to be eliminated through these actions primarily in global manufacturing, selected traditional businesses and corporate administration.

On July 20, 2005, the Company announced that it would extend the restructuring activity, originally announced in January 2004, as part of its efforts to accelerate its digital transformation and to respond to a faster-than-expected decline in consumer film sales. As a result of this announcement, the overall restructuring program was renamed the "2004-2007 Restructuring Program." Under the 2004-2007 Restructuring Program, the Company expected to increase the total employment reduction to a range of 22,500 to 25,000 positions, and to reduce its traditional manufacturing infrastructure to approximately $1 billion, compared with $2.9 billion as of December 31, 2004. These changes were expected to increase the total charges under the program to a range of $2.7 billion to $3.0 billion. Based on the actual actions taken through the end of the fourth quarter of 2006 under this program and an understanding of the estimated remaining actions to be taken, the Company expected that the employment reductions and total charges under this program would be within the ranges of 25,000 to 27,000 positions and $3.0 billion to $3.4 billion, respectively. On February 8, 2007, the Company updated the ranges for anticipated restructuring activity. The Company now expects that the total employment reductions will be in the range of 28,000 to 30,000 positions and total charges will be in the range of $3.6 billion to $3.8 billion.

The Company implemented certain actions under this program during 2006. As a result of these actions, the Company recorded charges of $768 million in 2006, net of reversals, which were composed of severance, long-lived asset impairments, exit costs, accelerated depreciation, and inventory write-downs of $315 million, $88 million, $68 million, $285 million and $12 million, respectively. The severance costs related to the elimination of approximately 5,625 positions, including approximately 500 photofinishing, 2,950 manufacturing, 375 research and development and 1,800 administrative positions. The geographic composition of the positions to be eliminated includes approximately 2,675 in the United States and Canada and 2,950 throughout the rest of the world. The reduction of the 5,625 positions and the $387 million charges for severance and exit costs are reflected in the 2004-2007 Restructuring Program table below. The $88 million charge for long-lived asset impairments was included in restructuring costs and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The charges taken for inventory write-downs of $12 million were reported in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006.

As a result of initiatives implemented under the 2004-2007 Restructuring Program, the Company recorded $285 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144. The year-to-date amount of $285 million relates to $11 million of photofinishing facilities and equipment, $271 million of manufacturing facilities and equipment, and $3 million of administrative facilities and equipment that will be used until their abandonment. The Company will record approximately $33 million of additional accelerated depreciation in 2007 related to the initiatives implemented in 2006. Additional amounts of accelerated depreciation may be recorded in 2007 as the Company continues to execute its 2004-2007 Restructuring Program.

Under this program, on a life-to-date basis as of December 31, 2006, the Company has recorded charges of $2,731 million, which were composed of severance, long-lived asset impairments, exit costs, inventory write-downs and accelerated depreciation of $1,233 million, $350 million, $252 million, $68 million and $828 million, respectively. The severance costs related to the elimination of approximately 23,375 positions, including approximately 6,200 photofinishing, 10,900 manufacturing, 1,375 research and development and 4,900 administrative positions.

The following table summarizes the activity with respect to the charges recorded in connection with the focused cost reduction actions that the Company has committed to under the 2004-2007 Restructuring Program and the remaining balances in the related reserves at December 31, 2006:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total	Long-lived Asset Impairments and Inventory Write-downs	Accelerated Depreciation
2004 charges	9,625	$ 418	$ 99	$ 517	$ 157	$ 152
2004 reversals	—	(6)	(1)	(7)	—	—
2004 utilization	(5,175)	(169)	(47)	(216)	(157)	(152)
2004 other adj. & reclasses	—	24	(15)	9	—	—
Balance at 12/31/04	4,450	267	36	303	—	—
2005 charges	8,125	497	84	581	161	391
2005 reversals	—	(3)	(6)	(9)	—	—
2005 utilization	(10,225)	(377)	(95)	(472)	(161)	(391)
2005 other adj. & reclasses	—	(113)	4	(109)	—	—
Balance at 12/31/05	2,350	271	23	294	—	—
2006 charges	5,625	318	69	387	100	285
2006 reversals	—	(3)	(1)	(4)	—	—
2006 utilization	(5,700)	(416)	(67)	(483)	(100)	(285)
2006 other adj. & reclasses	—	58	—	58	—	—
Balance at 12/31/06	2,275	$ 228	$ 24	$ 252	$ —	$ —

As a result of the initiatives being implemented under the 2004-2007 Restructuring Program, severance payments will be paid during periods through 2008 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. Most exit costs were paid during 2006. However, certain costs, such as long-term lease payments, will be paid over periods after 2006.

The charges of $772 million recorded in 2006, excluding reversals, included $158 million applicable to the Film and Photofinishing Systems Group segment, $27 million applicable to the Consumer Digital Group segment, $22 million applicable to the Health Group segment, and $38 million applicable to the Graphic Communications Group segment, and $28 million applicable to All Other. The balance of $499 million was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

The restructuring actions implemented during fiscal year 2006 under the 2004-2007 Restructuring Program are expected to generate future annual cost savings of approximately $400 million and future annual cash savings of approximately $380 million. These cost savings began to be realized by the Company beginning in the first quarter of 2006, and are expected to be fully realized by the end of 2007 as most of the actions and severance payouts are completed. These total cost savings are expected to reduce future cost of goods sold, SG&A, and R&D expenses by approximately $231 million, $132 million, and $38 million, respectively.

Based on all of the actions taken to date under the 2004-2007 Restructuring Program, the program is expected to generate annual cost savings of approximately $1,385 million, including annual cash savings of $1,331 million, as compared with pre-program levels. The Company began realizing these savings in the second quarter of 2004, and expects the savings to be fully realized by the end of 2007 as most of the actions and severance payouts are completed. These total cost savings are expected to reduce cost of goods sold, SG&A, and R&D expenses by approximately $897 million, $351 million, and $137 million, respectively.

The above savings estimates are based primarily on objective data related to the Company's severance actions. Savings resulting from facility closures and other non-severance actions that are more difficult to quantify are not included. The Company estimates its total annual cost savings under the extended 2004-2007 Restructuring Program will be $1.6 billion to $1.8 billion.

Pre-2004 Restructuring Programs

At December 31, 2006, the Company had remaining exit costs reserves of $11 million, relating to restructuring plans committed to or executed prior to 2004. Most of these remaining exit costs reserves represent long-term lease payments, which will continue to be paid over periods throughout and after 2007.

Liquidity and Capital Resources

2006

Cash Flow Activity

The Company's cash and cash equivalents decreased $196 million from $1,665 million at December 31, 2005 to $1,469 million at December 31, 2006. The decrease resulted primarily from $947 million of net cash used in financing activities, $225 million of net cash used in investing activities, partially offset by $956 million of net cash provided by operating activities.

The net cash provided by operating activities of $956 million was primarily attributable to the Company's net loss of $601 million which, when adjusted for equity in earnings from unconsolidated affiliates, depreciation and amortization, the gain on sales of businesses/assets, restructuring costs, asset impairments and other non-cash charges, and provision for deferred taxes, provided $702 million of operating cash. Additionally, decreases in inventories of $271 million and decreases in receivables of $157 million, and increases in liabilities excluding borrowings of $61 million, contributed to operating cash. The decrease in inventories is primarily due to planned inventory reductions driven by corporate initiatives, and a decline in demand for traditional products. The decrease in receivables was primarily caused by the continued industry decline in sales of traditional products and services. The increase in liabilities excluding borrowings is the result of non-cash adjustments to tax liabilities, partially offset by a decrease in accounts payable and other liabilities. Included in net cash provided by operating activities was approximately $315 million provided by non-recurring licensing arrangements and $548 million of cash used in restructuring activities during the period.

The net cash used in investing activities of $225 million was utilized primarily for capital expenditures of $379 million, partially offset by net proceeds from the sale of assets of $178 million. The net cash used in financing activities of $947 million was the result of net payments of borrowings of $803 million and dividend payments of $144 million.

The Company's primary uses of cash include restructuring payments, debt payments, capital additions, dividend payments, employee benefit plan payments/contributions, and working capital needs.

Capital additions were $379 million in 2006, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, equipment placements with customers, and ongoing environmental and safety initiatives.

During the year ended December 31, 2006, the Company expended $548 million against the related restructuring reserves and pension and other postretirement liabilities, primarily for the payment of severance benefits. Certain employees whose positions were eliminated could elect to receive severance payments for up to two years following their date of termination.

The Company has a dividend policy whereby it makes semi-annual payments of dividends, when declared, on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month. On May 10, 2006, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on June 1, 2006. This dividend was paid on July 18, 2006. On October 17, 2006, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on November 1, 2006. This dividend was paid on December 14, 2006. The total dividends paid for the year ended December 31, 2006 was $144 million.

The Company made contributions (funded plans) or paid benefits (unfunded plans) totaling approximately $187 million relating to its major U.S. and non-U.S. defined benefit pension plans in the year ended December 31, 2006.

The Company paid benefits totaling approximately $224 million relating to its U.S., United Kingdom and Canada other postretirement benefit plans, which represent the Company's major other postretirement plans, in the year ended December 31, 2006.

The Company believes that its cash flow from operations in addition to asset sales will be sufficient to cover its working capital and capital investment needs and the funds required for future debt reduction, restructuring payments, dividend payments, employee benefit plan payments/contributions, and modest acquisitions. The Company's cash balances and its financing arrangements, as described under "Sources of Liquidity" below, will be used to bridge timing differences between expenditures and cash generated from operations.

Sources of Liquidity

Refer to Note 9, "Short-Term Borrowings and Long-Term Debt" of the Notes to Financial Statements for presentation of long-term debt, related maturities and interest rates as of December 31, 2006 and 2005.

Short-Term Borrowings

As of December 31, 2006, the Company and its subsidiaries, on a consolidated basis, maintained $1,110 million in committed bank lines of credit and $616 million in uncommitted bank lines of credit to ensure continued access to short-term borrowing capacity.

Secured Credit Facilities

On October 18, 2005 the Company closed on $2.7 billion of Senior Secured Credit Facilities (Secured Credit Facilities) under a new Secured Credit Agreement (Secured Credit Agreement) and associated Security Agreement and Canadian Security Agreement. The Secured Credit Facilities consists of a $1.0 billion 5-Year Committed Revolving Credit Facility (5-Year Revolving Credit Facility) expiring October 18, 2010 and $1.7 billion of Term Loan Facilities (Term Facilities) expiring October 18, 2012.

The 5-Year Revolving Credit Facility can be used by Eastman Kodak Company (U.S. Borrower) for general corporate purposes including the issuance of letters of credit. Amounts available under the facility can be borrowed, repaid and re-borrowed throughout the term of the facility provided the Company remains in compliance with covenants contained in the Secured Credit Agreement. As of December 31, 2006, there was no debt outstanding and $141 million of letters of credit issued under this facility.

Under the Term Facilities, $1.2 billion was borrowed at closing primarily to refinance debt originally issued under the Company's previous $1.225 billion 5-Year Facility to finance the acquisition of Creo Inc. on June 15, 2005. The $1.2 billion consists of a $920 million 7-Year Term Loan to the U.S. Borrower and $280 million 7-Year Term Loan to Kodak Graphic Communications Canada Company (KGCCC or, the Canadian Borrower). Pursuant to the terms of the Secured Credit Agreement, an additional $500 million was available to the U.S. Borrower under the seven-year term loan facility for advance at any time through June 15, 2006. On June 15, 2006, the Company used this $500 million to refinance $500 million 6.375% Medium Term Notes, Series A, due June 15, 2006. This term loan matures on October 18, 2012 and may be prepaid in whole or in part at specified interest reset dates without penalty. These obligations are secured through asset and equity pledges as described below.

At December 31, 2006, the balances for these secured credit facilities reported in Long-term debt, net of current portion, on the Consolidated Statement of Financial Position were $861 million and $277 million for the U.S. Borrower and the Canadian Borrower, respectively. The Secured Credit Agreement requires mandatory quarterly prepayment of .25% of the outstanding advances. Debt issue costs incurred of approximately $57 million associated with the Secured Credit Facilities were recorded as an asset and are being amortized over the life of the borrowings.

In the fourth quarter of 2006, the Company prepaid $542 million on its Term Loan Facility. In conjunction with this prepayment, the Company wrote off approximately $9 million of debt issuance costs associated with the early extinguishment of debt.

On January 10, 2007, the Company announced that it had entered into an agreement to sell its Health Group to Onex Healthcare Holdings, Inc., a subsidiary of Onex Corporation. Under terms of the agreement, the Company will sell its Health Group to Onex for up to $2.55 billion. The price is composed of $2.35 billion in cash at closing, plus up to $200 million in additional future payments if Onex achieves certain returns with respect to its investment. If Onex Healthcare investors realize an internal rate of return in excess of 25% on their investment, the Company will receive payment equal to 25% of the excess return, up to $200 million.

Because of tax-loss carry forwards, the Company expects to retain the vast majority of the initial $2.35 billion cash proceeds. The Company plans to use the proceeds to fully repay its approximately $1.15 billion of secured term debt.

Pursuant to the Secured Credit Agreement and associated Security Agreement, each subsidiary organized in the U.S. jointly and severally guarantees the obligations under the Secured Credit Agreement and all other obligations of the Company and its subsidiaries to the Lenders. The guaranty is supported by the pledge of certain U.S. assets of the U.S. Borrower and the Company's U.S. subsidiaries including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of "Material Subsidiaries." Excluded from pledged assets are real property, "Principal Properties" and equity interests in "Restricted Subsidiaries", as defined in the Company's 1988 Indenture.

"Material Subsidiaries" are defined as those subsidiaries with revenues or assets constituting 5 percent or more of the consolidated revenues or assets of the corresponding borrower. "Material Subsidiaries" are determined on an annual basis under the Secured Credit Agreement.

Pursuant to the Secured Credit Agreement and associated Canadian Security Agreement, Eastman Kodak Company and Kodak Graphic Communications Company (KGCC, formerly Creo Americas, Inc.), jointly and severally guarantee the obligations of the Canadian Borrower, to the Lenders. Subsequently, KGCC has been merged into Eastman Kodak Company. Certain assets of the Canadian Borrower in Canada were also pledged in support of its obligations, including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of the Canadian Borrower's Material Subsidiaries.

Interest rates for borrowings under the Secured Credit Agreement are dependent on the Company's Long Term Senior Secured Credit Rating. The Secured Credit Agreement contains various affirmative and negative covenants customary in a facility of this type, including two quarterly financial covenants: (1) a consolidated debt for borrowed money to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (subject to adjustments to exclude any extraordinary income or losses, as defined by the Secured Credit Agreement, interest income and certain non-cash

items of income and expense) ratio of not greater than: 3.50 to 1 as of December 31, 2006 and thereafter, and (2) a consolidated EBITDA to consolidated interest expense (subject to adjustments to exclude interest expense not related to borrowed money) ratio, on a rolling four-quarter basis, of no less than 3 to 1. As of December 31, 2006, the Company was in compliance with all covenants under the Secured Credit Agreement.

As of December 31, 2006, the Company's consolidated debt to EBITDA ratio was 1.92 and the consolidated EBITDA to consolidated interest ratio was 6.07. Consolidated EBITDA and consolidated interest expense, as adjusted, are non-GAAP financial measures. The Company believes that the presentation of the consolidated debt to EBITDA and EBITDA to consolidated interest expense financial measures is useful information to investors, as it provides information as to how the Company actually performed against the financial requirements under the Secured Credit Facilities, and how much headroom the Company has within these covenants.

The following table reconciles EBITDA, as included in the computation of the consolidated debt to EBITDA ratio under the Secured Credit Agreement covenants, to the most directly comparable GAAP measure of loss from continuing operations before interest, other income (charges), net and income taxes:

(dollar amounts in millions)	2006
Net loss	$ (601)
Plus:	
Interest expense	262
Provision for income taxes	254
Depreciation and amortization	1,331
Non-cash restructuring charges and asset write-downs/impairments	247
Non-cash stock compensation expense	17
Total additions to calculate EBITDA	2,111
Less:	
Investment income	(60)
Total subtractions to calculate EBITDA	(60)
EBITDA, as included in the debt to EBITDA ratio as presented	$ 1,450
(Following is a reconciliation to the most directly comparable GAAP measure)	
EBITDA, as included in the debt to EBITDA ratio as presented	$ 1,450
Depreciation and amortization	(1,331)
Non-cash restructuring charges and asset write-downs/impairments	(247)
Other adjustments, net	(74)
Loss from continuing operations before interest, other income (charges), net and income taxes	$ (202)

The following table reconciles interest expense, as adjusted, as included in the computation of the EBITDA to interest expense ratio under the Secured Credit Agreement covenants, to the most directly comparable GAAP measure of interest expense:

(dollar amounts in millions)	2006
Interest expense, as included in the EBITDA to interest expense ratio	$ 239
Adjustments to interest expense for purposes of the covenant calculation	23
Interest expense	$ 262

Adjustments to interest expense relate to items that are not debt for borrowed money, including interest relating to capital leases and interest relating to tax matters.

In addition, subject to various conditions and exceptions in the Secured Credit Agreement, in the event the Company sells assets for net proceeds totaling $75 million or more in any year, except for proceeds used within 12 months for reinvestments in the business of up to $300 million, proceeds from sales of assets used in the Company's non-digital products and services businesses to prepay or repay debt or pay cash restructuring charges within 12 months from the date of sale of the assets, or proceeds from the sale of inventory in the ordinary course of business, the amount in excess of $75 million must be applied to prepay loans under the Secured Credit Agreement.

The Company pays a commitment fee at an annual rate of 50 basis points on the undrawn balance of the 5-Year Revolving Credit Facility at the Company's current credit rating of Ba3 and B+ from Moody's Investor Services, Inc. (Moody's) and Standard & Poor's Rating Services (S&P), respectively. For the year ended December 31, 2006, this fee was $5 million and is reported as interest expense in the Company's Consolidated Statement of Operations.

In addition to the 5-Year Revolving Credit Facility, the Company has other committed and uncommitted lines of credit at December 31, 2006 totaling $110 million and $616 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, letters of credit and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowings against these other committed and uncommitted lines of credit at December 31, 2006 were $18 million and $29 million, respectively. These outstanding borrowings are reflected in the short-term borrowings in the accompanying Consolidated Statement of Financial Position at December 31, 2006.

At December 31, 2006, the Company had outstanding letters of credit totaling $144 million and surety bonds in the amount of $100 million primarily to ensure the payment of possible casualty and workers' compensation claims, environmental liabilities, and to support various customs and trade activities.

Debt Shelf Registration and Convertible Securities

On September 5, 2003, the Company filed a shelf registration statement on Form S-3 (the primary debt shelf registration) for the issuance of up to $2.0 billion of new debt securities. Pursuant to Rule 429 under the Securities Act of 1933, $650 million of remaining unsold debt securities under a prior shelf registration statement were included in the primary debt shelf registration, thus giving the Company the ability to issue up to $2.65 billion in public debt. After issuance of $500 million in notes in October 2003, the remaining availability under the primary debt shelf registration was $2.15 billion.

The Company has $575 million of Convertible Senior Notes due 2033 (the Convertible Securities) on which interest accrues at the rate of 3.375% per annum and is payable semiannually. The Convertible Securities are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. The Convertible Securities may be converted, at the option of the holders, to shares of the Company's common stock if the Company's Senior Unsecured credit rating assigned to the Convertible Securities by either Moody's or S&P is lower than Ba2 or BB, respectively. At the Company's current Senior Unsecured credit rating, the Convertible Securities may be converted by their holders.

The Company's $2.7 billion Secured Credit Facilities, along with other committed and uncommitted credit lines, and cash balances, provide the Company with adequate liquidity to meet its working capital and investing needs.

Credit Quality

Moody's and S&P's ratings for the Company, including their outlooks, as of the filing date of this Form 10-K are as follows:

	Senior Secured Rating	Corporate Rating	Senior Unsecured Rating	Outlook
Moody's	Ba3	B1	B2	Negative
S&P	B+	B+	B	Negative

Moody's ratings reflect their views regarding the Company's: (i) execution challenges to achieve digital profitability as its business shifts into highly competitive digital imaging markets, (ii) ongoing exposure to the accelerating secular decline of its consumer film business and potential decline of its entertainment imaging film business, and (iii) variability in the utilization of its traditional manufacturing assets and potential for incremental restructuring costs.

Moody's Ba3 rating assigned to the Secured Credit Facilities reflects the above factors as well as the security collateral and the secured cross guarantee afforded to the Secured Credit Facilities.

The negative rating outlook reflects Moody's concern regarding the Company's challenges to transition to a digital product and services business, including requirements to fund investment and restructuring costs, and uncertain prospects for achieving solid digital business profitability.

On May 5, 2006, Moody's placed the Company's ratings on review for possible downgrade. The review was prompted by the announcement to explore strategic alternatives for the Health Group, declining Health Group revenue and earnings, a Consumer Digital Group revenue decline; and increased operating loss for the quarter ended March 31, 2006.

On January 10, 2007, Moody's stated that they will be continuing their review for possible downgrade. They will focus on the sale of the Health Group (announced on January 10, 2007) and the Company's fundamental operating performance. They expect to conclude their review concurrent with the closing of the Health Group sale.

On August 2, 2006, S&P placed its ratings on the Company on CreditWatch with negative implications reflecting the Company's currently weak profitability and S&P's concern that the rapid decline of the traditional business will not be offset by the slower than expected revenue growth in the Company's digital business. Resolution of the CreditWatch listing will include S&P's updated assessment of the Company's near- and intermediate-term profit and cash flow potential in light of the difficult operating environment, competition and slower than expected digital sales growth.

On January 10, 2007, S&P stated that they will keep the Company on credit watch with negative implications. They have concerns that the anticipated debt reduction associated with the sale of the Health Group (announced on January 10, 2007) will not fully offset their view of a negative shift in the Company's business portfolio.

The Company is in compliance with all covenants or other requirements set forth in its credit agreements and indentures. Further, the Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, the Company could be required to increase the dollar amount of its letters of credit or provide other financial support up to an additional $73 million at the current credit ratings. As of the filing date of this Form 10-K, the Company has not been requested to materially increase its letters of credit or other financial support. However, at the current Senior Unsecured Rating of B2 by Moody's and B by S&P, Convertible Securities holders may, at their option, convert their Convertible Securities to common stock. Further downgrades in the Company's credit rating or disruptions in the capital markets could impact borrowing costs and the nature of its funding alternatives. However, further downgrades will not impact borrowing costs under the Company's $2.7 billion Secured Credit Facilities.

Contractual Obligations

As of December 31, 2006, the impact that our contractual obligations are expected to have on the Company's liquidity and cash flow in future periods is as follows:

(in millions)	Total	2007	2008	2009	2010	2011	2012+
Long-term debt (1)	$ 2,731	$ 17	$ 273	$ 34	$ 36	$ 39	$ 2,332
Operating lease obligations	636	159	131	103	79	63	101
Purchase obligations (2)	1,664	792	393	169	103	68	139
Total (3) (4)	$ 5,031	$ 968	$ 797	$ 306	$ 218	$ 170	$ 2,572

(1) Represents maturities of the Company's long-term debt obligations as shown on the Consolidated Statement of Financial Position. See Note 9, "Short-Term Borrowings and Long-Term Debt."

(2) Purchase obligations include agreements related to supplies, production and administrative services, as well as marketing and advertising, that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. The terms of these agreements cover the next two to sixteen years. See Note 11, "Commitments and Contingencies."

(3) Funding requirements for the Company's major defined benefit retirement plans and other postretirement benefit plans have not been determined, therefore, they have not been included. In 2006, the Company made contributions to its major defined benefit retirement plans and other postretirement benefit plans of $187 million ($56 million relating to its U.S. defined benefit plans) and $224 million ($220 million relating to its U.S. other postretirement benefits plan), respectively. The Company expects to contribute approximately $19 million and $269 million, respectively, to its U.S. defined benefit plans and other postretirement benefit plans in 2007.

(4) Because their future cash outflows are uncertain, the other long-term liabilities presented in Note 10: Other Long-Term Liabilities are excluded from this table.

Off-Balance Sheet Arrangements

The Company guarantees debt and other obligations of certain customers. At December 31, 2006, these guarantees totaled a maximum of $150 million, with outstanding guaranteed amounts of $131 million. The maximum guarantee amount includes guarantees of up to: $148 million of customer amounts due to banks and leasing companies in connection with financing of customers' purchases of product and equipment from the Company ($130 million outstanding), and $2 million to other third parties (less than $1 million outstanding).

The guarantees for the third party debt mature between 2007 and 2011. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees.

Management believes the likelihood is remote that material payments will be required under any of the guarantees disclosed above. With respect to the guarantees that the Company issued in the year ended December 31, 2006, the Company assessed the fair value of its obligation to stand ready to perform under these guarantees by considering the likelihood of occurrence of the specified triggering events or conditions requiring performance as well as other assumptions and factors.

The Company also guarantees debt owed to banks for some of its consolidated subsidiaries. The maximum amount guaranteed is $799 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $255 million. These guarantees expire in 2007 through 2025. As of the closing of the $2.7 billion Secured Credit Facilities on October 18, 2005, a $160 million KPG credit facility was closed. Debt outstanding under the KPG credit facility of $57 million was repaid and the guarantees of $160 million were terminated. Pursuant to the terms of the Company's $2.7 billion Senior Secured Credit Agreement dated October 18, 2005, obligations under the $2.7 billion Secured Credit Facilities and other obligations of the Company and its subsidiaries to the $2.7 billion Secured Credit Facilities lenders are guaranteed.

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2006 was not material to the Company's financial position, results of operations or cash flows.

2005

The Company's cash and cash equivalents increased $410 million, to $1,665 million at December 31, 2005 from $1,255 million at December 31, 2004. The increase resulted primarily from $1,208 million of net cash provided by operating activities and $533 million of net cash provided by financing activities, offset by $1,304 million of net cash used in investing activities.

The net cash provided by operating activities of $1,208 million was primarily attributable to a decrease in receivables, excluding the impacts of acquisitions, of $228 million, and a decrease in inventories, excluding the impacts of acquisitions, of $274 million. The decrease in receivables, excluding the impacts of acquisitions, is primarily due to lower customer rebate accruals and lower miscellaneous non-trade receivables, and was also impacted by the Company's collection efforts, including customer-sponsored payment programs. The decrease in inventories is primarily due to a combination of: (1) planned inventory reductions driven by corporate initiatives, (2) an increasingly seasonal demand for digital products in anticipation of the holiday season, and (3) a decline in demand for traditional products. In addition, the Company reported a net loss of $1,362 million, which, when adjusted for the earnings from discontinued operations, cumulative effect of a change in accounting principle, equity in earnings from unconsolidated affiliates, depreciation and amortization, purchased research and development, the gain on sales of businesses/assets, restructuring costs, asset impairments and other non-cash charges, and provision for deferred taxes, provided $582 million of operating cash. These sources of cash were further increased by the favorable impacts of the Company's continuing progress in the monetization of its intellectual property.

The net cash used in investing activities of $1,304 million was utilized primarily for capital expenditures of $472 million and business acquisitions of $984 million. These uses of cash were partially offset by $130 million from the sale of assets and investments. The net cash provided by financing activities of $533 million was primarily the result of a net increase in borrowings of $722 million due to the funding of the acquisition of Creo during the second quarter of 2005, partially offset by repayments of debt.

Acquisitions were $984 million in 2005, net of cash acquired. Approximately $927 million and $11 million of this amount is related to the acquisitions of Creo and KPG, respectively. The acquisition of Creo uniquely positions the Company to be the preferred partner for its customers, helping them improve efficiency, expand their offerings and grow their business. The acquisition of KPG further establishes the Company as a leader in the graphics communications industry and complements the Company's existing business in this market. Both Creo and KPG operate within the Graphic Communications Group segment. The remaining amount of $46 million was utilized to complete the acquisition of OREX. The acquisition of OREX adds the technology of OREX's small format computed radiography products for use in various health imaging markets.

Capital additions were $472 million in 2005, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, and ongoing environmental and safety initiatives.

During the year ended December 31, 2005, the Company expended $508 million against the related restructuring reserves, primarily for the payment of severance benefits. Employees whose positions were eliminated could elect to receive their severance payments over a period not to exceed two years following their date of termination.

The Company has a dividend policy whereby it makes semi-annual payments of dividends, when declared, on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month. On May 11, 2005, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on June 1, 2005. This dividend was paid on July 15, 2005. On October 18, 2005, the Board of Directors declared a semi-annual cash dividend of $.25 per share payable to shareholders of record at the close of business on November 1, 2005. This dividend was paid on December 14, 2005. The total dividends paid for the year ended December 31, 2005 was $144 million.

2004

The Company's cash and cash equivalents increased $5 million, from $1,250 million at December 31, 2003 to $1,255 million at December 31, 2004. The increase resulted primarily from $1,168 million of net cash provided by operating activities. This was offset by $1,066 million of net cash used in financing activities, and $120 million of net cash used in investing activities.

The net cash provided by operating activities of $1,168 million was mainly attributable to the Company's net earnings for the year ended December 31, 2004, as adjusted for the earnings from discontinued operations, equity in earnings from unconsolidated affiliates, depreciation, purchased research and development, restructuring costs, asset impairments and other non-cash charges, a benefit from deferred taxes, and a gain on sales of businesses/assets. This source of cash was partially offset by $481 million of restructuring payments and an increase in receivables of $43 million. The increase in receivables is primarily attributable to increased sales of digital products. The net cash used in investing activities from continuing operations of $828 million was utilized primarily for capital expenditures of $460 million and business acquisitions of $369 million. The net cash used in financing activities of $1,066 million was the result of net reduction of debt of $928 million as well as dividend payments for the year ended December 31, 2004.

Capital additions were $460 million in the year ended December 31, 2004, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, and ongoing environmental and safety initiatives.

During the year ended December 31, 2004, the Company expended $481 million against the related restructuring reserves, primarily for the payment of severance benefits. Employees whose positions were eliminated could elect to receive their severance benefits over a period not to exceed two years following their date of termination.

The Company has a dividend policy whereby it makes semi-annual payments which, when declared, will be paid on the Company's 10th business day each July and December to shareholders of record on the close of the first business day of the preceding month. On May 12, 2004, the Board of Directors declared a dividend of $.25 per share payable to shareholders of record at the close of business on June 1, 2004. This dividend was paid on July 15, 2004. On October 19, 2004, the Board of Directors declared a dividend of $.25 per share payable to shareholders of record at the close of business on November 1, 2004. This dividend was paid on December 14, 2004.

Other

Refer to Note 11, "Commitments and Contingencies" of the Notes to Financial Statements for discussion regarding the Company's undiscounted liabilities for environmental remediation costs relative to December 31, 2006.

New Accounting Pronouncements

FASB Staff Position No. 151

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs" that amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" (ARB No. 43) to clarify the accounting for abnormal idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that an allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred for fiscal years beginning after June 15, 2005 (year ending December 31, 2006 for the Company). The adoption of SFAS No. 151 in 2006 did not have a material impact on the Consolidated Financial Statements of the Company.

FASB Interpretation No. 47

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In addition, FIN 47 clarifies when a company would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

The Company adopted FIN 47 during the fourth quarter of 2005. FIN 47 requires that conditional asset retirement obligations, legal obligations to perform an asset retirement activity in which the timing and/(or) method of settlement are conditional on a future event, be reported, along with associated capitalized asset retirement costs, at their fair values. Upon initial application, FIN 47 requires recognition of (1) a liability, adjusted for cumulative accretion from the date the obligation was incurred until the date of adoption of FIN 47, for existing asset retirement obligations; (2) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset; and (3) accumulated depreciation on the capitalized asset retirement cost. Accordingly, the Company recognized the following amounts in its Statement of Financial Position at December 31, 2005 and Statement of Operations for the year ended December 31, 2005:

(dollar amounts in millions)	
Additions to property, plant and equipment, gross	$ 33
Additions to accumulated depreciation	$ (33)
Additions to property, plant and equipment, net	$ —
Asset retirement obligations	$ 66
Cumulative effect of change in accounting principle, gross	$ 66
Cumulative effect of change in accounting principle, net of tax	$ 57

The adoption of FIN 47 reduced 2005 net earnings by $57 million, or $.20 per share.

The Company has determined the pro forma (loss) earnings from continuing operations, net (loss) earnings, and corresponding per share information as if the provisions of FIN 47 had been adopted prior to January 1, 2004. The pro forma information is as follows:

(in millions, except per share data)	2005	2004
(Loss) earnings from continuing operations		
As reported	$ (1,354)	$ 69
Pro forma	$ (1,361)	$ 64
(Loss) earnings from continuing operations, per basic and diluted share		
As reported	$ (4.70)	$ .24
Pro forma	$ (4.73)	$ .22
Net (loss) earnings		
As reported	$ (1,261)	$ 544
Pro forma	$ (1,211)	$ 539
Net (loss) earnings, per basic and diluted share		
As reported	$ (4.38)	$ 1.90
Pro forma	$ (4.21)	$ 1.88
Number of shares used in earnings per share		
Basic	287.9	286.6
Diluted	287.9	286.8

The liability for asset retirement obligations as of December 31, 2004 would have been $71 million if FIN 47 had been implemented prior to January 1, 2004.

Refer to Note 11, "Commitments and Contingencies," for further discussion of the Company's asset retirement obligations.

FASB Statement No. 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statements No. 133 and 140)." This Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006 (year ending December 31, 2007 for the Company). Additionally, the fair value option may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under previous accounting guidance prior to the adoption of this Statement. The Company is currently evaluating the impact of SFAS No. 155.

FASB Interpretation No. 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. The Company will adopt FIN 48 in the first quarter of 2007, and does not expect the adoption of this Interpretation to have a material impact on its Consolidated Financial Statements.

FASB Statement No. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a comprehensive framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for which the provisions of SFAS No. 157 should be applied retrospectively. The Company will adopt SFAS No. 157 in the first quarter of 2008.

FASB Statement No. 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))," which is effective in fiscal years ending after December 15, 2006. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 does not change the amount of actuarially determined expense that is recorded in the Consolidated Statement of Operations. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, which is consistent with the Company's present measurement date. The adoption of SFAS No. 158 did not have any impact on the Company's Consolidated Statement of Operations, Statement of Cash Flows, or compliance with its debt covenants.

The table below discloses the impact of adoption on the Company's Consolidated Statement of Financial Position as of December 31, 2006.

	Before Application of SFAS No. 158	Adjustments Increase/(Decrease)	After Application of SFAS No. 158
Other long-term assets	$ 3,421	$ 304	$ 3,725
Total assets	14,016	304	14,320
Accounts payable and other current liabilities	4,100	43	4,143
Total current liabilities	4,928	43	4,971
Pension and other postretirement liabilities	3.318	646	3,964
Other long-term liabilities	1,282	1	1,283
Total liabilities	12,242	690	12,932
Accumulated other comprehensive loss	(249)	386	(635)
Total shareholders' equity	1,774	(386)	1,388
Total liabilities and shareholders' equity	$ 14,016	$ 304	$ 14,320

SAB No. 108

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. This SAB establishes a "dual approach" methodology that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements (both the statement of operations and statement of financial position). The SEC has stated that SAB No. 108 should be applied no later than the annual financial statements for the first fiscal year ending after November 15, 2006, with earlier application encouraged. SAB No. 108 permits a company to elect either retrospective or prospective application. The Company's prospective application requires recording a cumulative effect adjustment in the period of adoption, as well as detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company's application of SAB No. 108 in the fourth quarter of 2006 did not have any impact on its Consolidated Financial Statements.

FASB Statement No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The provisions of this statement are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of 2008.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to expectations for the Company's growth, new products and product line extensions, seasonal trends, expected costs for environmental compliance, opportunities for monetization of intellectual property, payments associated with guarantees, stability of the motion picture film market, cash, cash flow, restructuring plans and charges, accelerated depreciation, cost savings from restructuring, reduction of SG&A, employment reductions, pension contributions, target cost model and closing of the sale of the Health Group are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. In addition, any forward-looking statements represent the Company's estimates only as of the date they are made, and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change. The forward-looking statements contained in this report are subject to a number of factors and uncertainties, including the successful:

- execution of the digital growth and profitability strategies, business model and cash plan;
- implementation of the cost reduction programs;
- transition of certain financial processes and administrative functions to a global shared services model and the outsourcing of certain functions to third parties;
- implementation of, and performance under, the debt management program, including compliance with the Company's debt covenants;
- development and implementation of product go-to-market and e-commerce strategies;
- protection, enforcement and defense of the Company's intellectual property, including defense of our products against the intellectual property challenges of others;
- implementation of intellectual property licensing and other strategies;
- completion of information systems upgrades, including SAP, the Company's enterprise system software;
- completion of various portfolio actions;
- reduction of inventories;
- integration of acquired businesses;
- improvement in manufacturing productivity and techniques;
- improvement in receivables performance;
- improvement in supply chain efficiency; and
- implementation of the strategies designed to address the decline in the Company's traditional businesses.

The forward-looking statements contained in this report are subject to the following additional risk factors:

- inherent unpredictability of currency fluctuations, commodity prices and raw material costs;
- competitive actions, including pricing;
- changes in the Company's debt credit ratings and its ability to access capital markets;
- the nature and pace of technology evolution;
- changes to accounting rules and to tax laws, as well as other factors which could impact the Company's reported financial position or effective tax rate;
- general economic, business, geo-political and regulatory conditions;
- market growth predictions;
- continued effectiveness of internal controls; and
- other factors and uncertainties disclosed from time to time in the Company's filings with the Securities and Exchange Commission.

Any forward-looking statements in this report should be evaluated in light of these important factors and uncertainties.

SUMMARY OF OPERATING DATA

A summary of operating data for 2006 and for the four years prior is shown on page 124.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, the Company may enter into derivative contracts.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. The Company does not utilize financial instruments for trading or other speculative purposes.

Using a sensitivity analysis based on estimated fair value of open forward contracts using available forward rates, if the U.S. dollar had been 10% weaker at December 31, 2006 and 2005, the fair value of open forward contracts would have increased $2 million and decreased $29 million, respectively. Such gains or losses would be substantially offset by losses or gains from the revaluation or settlement of the underlying positions hedged.

There were no open forward contracts hedging silver at December 31, 2006. Using a sensitivity analysis based on estimated fair value of open forward contracts using available forward prices, if available forward silver prices had been 10% lower at December 31, 2005, the fair value of open forward contracts would have decreased $3 million. Such losses in fair value were offset by lower costs of manufacturing silver-containing products.

The Company is exposed to interest rate risk primarily through its borrowing activities and, to a lesser extent, through investments in marketable securities. The Company may utilize borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for borrowings and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 63 basis points) higher at December 31, 2006, the fair value of short-term and long-term borrowings would have decreased less than one million and $59 million, respectively. Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 63 basis points) higher at December 31, 2005, the fair value of short-term and long-term borrowings would have decreased $2 million and $68 million, respectively.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2006 was not significant to the Company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eastman Kodak Company:

We have completed integrated audits of Eastman Kodak Company's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Eastman Kodak Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for inventory on January 1, 2006. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for pension and postretirement benefit plans as of December 31, 2006. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based payments on January 1, 2005. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of December 31, 2005.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
March 1, 2007

■ Eastman Kodak Company
Consolidated Statement of Operations

(in millions, except per share data)	For the Year Ended December 31, 2006	2005	2004
Net sales	$ 13,274	$ 14,268	$ 13,517
Cost of goods sold	9,906	10,650	9,601
Gross profit	3,368	3,618	3,916
Selling, general and administrative expenses	2,389	2,668	2,491
Research and development costs	710	892	836
Restructuring costs and other	471	690	695
Loss from continuing operations before interest, other income (charges), net and income taxes	(202)	(632)	(106)
Interest expense	262	211	168
Other income (charges), net	118	44	161
Loss from continuing operations before income taxes	(346)	(799)	(113)
Provision (benefit) for income taxes	254	555	(182)
(Loss) earnings from continuing operations	$ (600)	$ (1,354)	$ 69
(Loss) earnings from discontinued operations, net of income taxes	$ (1)	$ 150	$ 475
Loss from cumulative effect of accounting change, net of income taxes	$ —	$ (57)	$ —
Net (Loss) Earnings	$ (601)	$ (1,261)	$ 544
Basic and diluted net (loss) earnings per share:			
Continuing operations	$ (2.09)	$ (4.70)	$ .24
Discontinued operations	—	.52	1.66
Cumulative effect of accounting change	—	(.20)	—
Total	$ (2.09)	$ (4.38)	$ 1.90
Cash dividends per share	$ .50	$ .50	$ .50

The accompanying notes are an integral part of these consolidated financial statements.

■ Eastman Kodak Company
Consolidated Statement of Financial Position

(in millions, except share and per share data)	At December 31, 2006	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 1,469	$ 1,665
Receivables, net	2,669	2,760
Inventories, net	1,202	1,455
Deferred income taxes	108	100
Other current assets	109	116
Total current assets	5,557	6,096
Property, plant and equipment, net	2,842	3,778
Goodwill	2,196	2,141
Other long-term assets	3,725	3,221
Total Assets	$ 14,320	$ 15,236
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and other current liabilities	$ 4,143	$ 4,187
Short-term borrowings	64	819
Accrued income and other taxes	764	483
Total current liabilities	4,971	5,489
Long-term debt, net of current portion	2,714	2,764
Pension and other postretirement liabilities	3,964	3,476
Other long-term liabilities	1,283	1,225
Total liabilities	12,932	12,954
Commitments and Contingencies (Note 11)		
Shareholders' Equity		
Common stock, $2.50 par value, 950,000,000 shares authorized; 391,292,760 shares issued as of December 31, 2006 and 2005; 287,333,123 and 287,223,323 shares outstanding as of December 31, 2006 and 2005	978	978
Additional paid in capital	881	867
Retained earnings	5,967	6,717
Accumulated other comprehensive loss	(635)	(467)
	7,191	8,095
Treasury stock, at cost 103,959,637 shares as of December 31, 2006 and 104,069,437 shares as of December 31, 2005	5,803	5,813
Total shareholders' equity	1,388	2,282
Total Liabilties and Shareholders' Equity	$ 14,320	$15,236

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
Consolidated Statement of Shareholders' Equity

(in millions, except share and per share data)	Common Stock[1]	Additional Paid In Capital	Retained Earnings[3]	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity December 31, 2003	$ 978	$ 842	$ 7,741	$ (238)	$ (5,852)	$ 3,471
Net earnings	—	—	544	—	—	544
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($18 million pre-tax)	—	—	—	(11)	—	(11)
Unrealized gains arising from hedging activity ($8 million pre-tax)	—	—	—	5	—	5
Reclassification adjustment for hedging related gains included in net earnings ($11 million pre-tax)	—	—	—	8	—	8
Currency translation adjustments	—	—	—	228	—	228
Minimum pension liability adjustment ($126 million pre-tax)	—	—	—	(82)	—	(82)
Other comprehensive income	—	—	—	148	—	148
Comprehensive income						692
Cash dividends declared ($.50 per common share)	—	—	(143)	—	—	(143)
Treasury stock issued, net (105,323 shares)[4]	—	—	(5)	—	7	2
Unvested stock issuances (10,944 shares)	—	3	(1)	—	1	3
Reclassification of stock-based compensation awards under SFAS No. 123R adoption[2]	—	9	—	—	—	9
Shareholders' Equity December 31, 2004	$ 978	$ 854	$ 8,136	$ (90)	$ (5,844)	$ 4,034

■ Eastman Kodak Company
Consolidated Statement of Shareholders' Equity *continued*

(in millions, except share and per share data)	Common Stock[1]	Additional Paid In Capital	Retained Earnings[3]	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity December 31, 2004	$ 978	$ 854	$ 8,136	$ (90)	$ (5,844)	$ 4,034
Net loss	—	—	(1,261)	—	—	(1,261)
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($9 million pre-tax)	—	—	—	(8)	—	(8)
Unrealized gains arising from hedging activity ($21 million pre-tax)	—	—	—	21	—	21
Reclassification adjustment for hedging related gains included in net earnings ($15 million pre-tax)	—	—	—	(15)	—	(15)
Currency translation adjustments	—	—	—	(219)	—	(219)
Minimum pension liability adjustment ($223 million pre-tax)	—	—	—	(156)	—	(156)
Other comprehensive loss	—	—	—	(377)	—	(377)
Comprehensive loss						(1,638)
Cash dividends declared ($.50 per common share)	—	—	(144)	—	—	(144)
Recognition of equity-based compensation expense	—	14	—	—	—	14
Treasury stock issued, net (357,345 shares)[4]	—	—	(10)	—	22	12
Unvested stock issuances (169,040 shares)	—	(1)	(4)	—	9	4
Shareholders' Equity December 31, 2005	$ 978	$ 867	$ 6,717	$ (467)	$ (5,813)	$ 2,282

Eastman Kodak Company
Consolidated Statement of Shareholders' Equity *continued*

(in millions, except share and per share data)	Common Stock[1]	Additional Paid In Capital	Retained Earnings[3]	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity December 31, 2005	$ 978	$ 867	$ 6,717	$ (467)	$ (5,813)	$ 2,282
Net loss	—	—	(601)	—	—	(601)
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($2 million pre-tax)	—	—	—	(2)	—	(2)
Unrealized gains arising from hedging activity ($8 million pre-tax)	—	—	—	8	—	8
Reclassification adjustment for hedging related gains included in net earnings ($12 million pre-tax)	—	—	—	(12)	—	(12)
Currency translation adjustments	—	—	—	88	—	88
Minimum pension liability adjustment ($185 million pre-tax)	—	—	—	136	—	136
Other comprehensive income	—	—	—	218	—	218
Comprehensive loss						(383)
Adjustment to initially apply SFAS No. 158 for pension and other postretirement benefits ($466 million pre-tax)	—	—	—	(386)	—	(386)
Cash dividends declared ($.50 per common share)	—	—	(144)	—	—	(144)
Recognition of equity-based compensation expense	—	15	—	—	—	15
Treasury stock surrendered, net (135 shares)[4]	—	—	(3)	—	4	1
Unvested stock issuances (109,935 shares)	—	(1)	(2)	—	6	3
Shareholders' Equity December 31, 2006	$ 978	$ 881	$ 5,967	$ (635)	$ (5,803)	$ 1,388

(1) There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

(2) The amount presented as reclassification of stock-based compensation awards under SFAS No. 123R adoption represents the amount reclassified from liabilities to Additional Paid In Capital upon the adoption of SFAS No. 123R on January 1, 2005. The reclassification was made for comparative purposes.

(3) Amounts have been restated to reflect the change in methodology of costing U.S. inventories from LIFO to average cost. For further discussion, refer to Note 3, "Inventories."

(4) Includes Stock Options exercised and other stock awards issued, offset by shares surrendered for taxes.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company Consolidated Statement of Cash Flows

(in millions)	For the Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net (loss) earnings	$ (601)	$(1,261)	$ 544
Adjustments to reconcile to net cash provided by operating activities:			
Loss (earnings) from discontinued operations, net of income taxes	1	(150)	(475)
Loss from cumulative effect of accounting change, net of income taxes	—	57	—
Equity in earnings from unconsolidated affiliates	—	(12)	(20)
Depreciation and amortization	1,331	1,402	1,030
Gain on sales of businesses/assets	(65)	(78)	(13)
Purchased research and development	—	54	16
Non-cash restructuring costs, asset impairments and other charges	141	195	130
(Benefit) provision for deferred income taxes	(104)	343	(44)
Decrease (increase) in receivables	157	228	(43)
Decrease in inventories	271	306	102
Increase (decrease) in liabilities excluding borrowings	61	(118)	(283)
Other items, net	(236)	214	202
Total adjustments	1,557	2,441	602
Net cash provided by continuing operations	956	1,180	1,146
Net cash provided by discontinued operations	—	28	22
Net cash provided by operating activities	956	1,208	1,168
Cash flows from investing activities:			
Additions to properties	(379)	(472)	(460)
Net proceeds from sales of businesses/assets	178	130	24
Acquisitions, net of cash acquired	(3)	(984)	(369)
(Investments in) distributions from unconsolidated affiliates	(19)	34	(31)
Marketable securities — sales	133	182	124
Marketable securities — purchases	(135)	(194)	(116)
Net cash used in continuing operations	(225)	(1,304)	(828)
Net cash provided by discontinued operations	—	—	708
Net cash used in investing activities	(225)	(1,304)	(120)
Cash flows from financing activities:			
Net decrease in borrowings with maturities of 90 days or less	(11)	(126)	(308)
Proceeds from other borrowings	765	2,520	147
Debt issuance costs	—	(57)	—
Repayment of other borrowings	(1,557)	(1,672)	(767)
Dividends to shareholders	(144)	(144)	(143)
Exercise of employee stock options	—	12	5
Net cash (used in) provided by financing activities	(947)	533	(1,066)
Effect of exchange rate changes on cash	20	(27)	23
Net (decrease) increase in cash and cash equivalents	(196)	410	5
Cash and cash equivalents, beginning of year	1,665	1,255	1,250
Cash and cash equivalents, end of year	$ 1,469	$ 1,665	$ 1,255

Eastman Kodak Company
Consolidated Statement of Cash Flows *continued*

Supplemental Cash Flow Information (in millions)	2006	2005	2004
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $3, $3 and $2	$ 255	$ 172	$ 169
Income taxes	96	110	72
The following non-cash items are not reflected in the Consolidated Statement of Cash Flows:			
Minimum pension liability adjustments	$ 136	$ 156	$ 82
Adjustment to initially apply SFAS No. 158	386	—	—
Liabilities assumed in acquisitions	—	681	123
Issuance of unvested stock, net of forfeitures	1	5	—
Debt assumed for acquisition	—	395	—
Increase in other non-current receivables through increase in deferred royalty revenue from licensee	—	311	—

During the years ended December 31, 2005 and 2004, the Company completed several acquisitions. Information regarding the fair value of assets acquired and liabilities assumed is presented in Note 21, "Acquisitions."

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN KODAK COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Company Operations

Eastman Kodak Company (the Company or Kodak) is engaged primarily in developing, manufacturing, and marketing digital and traditional imaging products, services and solutions to consumers, businesses, the graphic communications market, the entertainment industry, professionals, healthcare providers and other customers. The Company's products are manufactured in a number of countries in North and South America, Europe and Asia. The Company's products are marketed and sold in many countries throughout the world.

Basis of Consolidation

The consolidated financial statements include the accounts of Kodak and its majority owned subsidiary companies. Intercompany transactions are eliminated and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to minority interests. The equity method of accounting is used for joint ventures and investments in associated companies over which Kodak has significant influence, but does not have effective control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Income and losses of investments accounted for using the equity method are reported in other income (charges), net, in the accompanying Consolidated Statement of Operations. See Note 7, "Investments," and Note 14, "Other Income (Charges), Net."

The cost method of accounting is used for investments in equity securities that do not have a readily determined market value and when the Company does not have the ability to exercise significant influence. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The carrying value of these investments is reported in other long-term assets in the accompanying Consolidated Statement of Financial Position.

Certain amounts for prior periods have been reclassified to conform to the current period classification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Methodology

On January 1, 2006, the Company elected to change its method of costing its U.S. inventories to the average cost method, which approximates "first-in, first out" (FIFO), whereas in all prior years most of Kodak's inventory in the U.S. was costed using the "last-in, first-out" (LIFO) method. The new method of accounting for inventory in the U.S. is deemed preferable as the average cost method provides better matching of revenue and expenses given the rapid technological change in the Company's products. The average cost method also better reflects the cost of inventory on the Company's Statement of Financial Position. Prior periods have been restated for comparative purposes in order to reflect the impact of this change in methodology from LIFO to average cost. See Note 3, "Inventories, Net" for further details.

Foreign Currency

For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive (loss) income in the accompanying Consolidated Statement of Financial Position. Translation adjustments are not tax-effected since they relate to investments, which are permanent in nature.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities of these foreign subsidiaries and branches, which are recorded in local currency, are remeasured at year-end exchange rates, while the related revenue, expense, and gain and loss accounts, which are recorded in local currency, are remeasured at average exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, and gain and loss accounts, are remeasured at historical rates. Adjustments that result from the remeasurement of the assets and liabilities of these subsidiaries are included in net (loss) earnings in the accompanying Consolidated Statement of Operations.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in net (loss) earnings in the accompanying Consolidated Statement of Operations. The effects of foreign currency transactions, including related hedging activities, were losses of $3 million, $31 million, and $10 million in the years 2006, 2005, and 2004, respectively, and are included in other income (charges), net, in the accompanying Consolidated Statement of Operations. Refer to the "Derivative Financial Instruments" section of Note 1, "Significant Accounting Policies," for a description of how hedging activities are reflected in the Company's Consolidated Statement of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, foreign currency forward contracts and commodity forward contracts. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions and no single customer accounts for greater than 10% of the sales of the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the foreign currency forward contracts and commodity forward contracts, the counterparties to these contracts are major financial institutions. The Company has not experienced non-performance by any of its counterparties.

Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Marketable Securities and Noncurrent Investments

The Company classifies its investment securities as either held-to-maturity, available-for-sale or trading. The Company's debt and equity investment securities are classified as held-to-maturity and available-for-sale, respectively. Held-to-maturity investments are carried at amortized cost and available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption accumulated other comprehensive (loss) income. The Company records losses that are other than temporary to net (loss) earnings.

At December 31, 2006 and 2005, the Company had short-term investments classified as held-to-maturity of $18 million and $15 million, respectively. These investments were included in other current assets in the accompanying Consolidated Statement of Financial Position. In addition, at December 31, 2006 and 2005, the Company had available-for-sale equity securities of $4 million and $13 million, respectively, included in other long-term assets in the accompanying Consolidated Statement of Financial Position. The Company had no investment securities classified as trading securities as of December 31, 2006 or 2005.

Inventories

Inventories are stated at the lower of cost or market. The cost of all of the Company's inventories is determined by either the FIFO or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties

Properties are recorded at cost, net of accumulated depreciation. The Company principally calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building equipment	5-40
Land improvements	10-20
Leasehold improvements	3-10
Equipment	3-5
Tooling	1-3
Furniture and fixtures	3-15

Maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to net (loss) earnings.

Goodwill

Goodwill represents the excess of purchase price of an acquisition over the fair value of net assets acquired. The Company applies the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill is not amortized, but is required to be assessed for impairment at least annually. The Company has elected to make September 30 the annual impairment assessment date for all of its reporting units, and will perform additional impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment. The Company estimates the fair value of its reporting units through internal analyses and external valuations, which utilize income and market approaches through the application of discounted cash flow and market comparable methods. The assessment is required to be performed in two steps, step one to test for a potential impairment of goodwill and, if potential losses are identified, step two to measure the impairment loss. The Company completed step one in its fourth quarter and determined that there were no such impairments. Accordingly, the performance of step two was not required.

Revenue

The Company's revenue transactions include sales of the following: products; equipment; software; services; equipment bundled with products and/or services and/or software; integrated solutions; and intellectual property licensing. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of customer incentive programs, warranties and estimated returns and reduces revenue accordingly.

For product sales, the recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in foreign jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. Revenue is recognized for equipment upon delivery as opposed to upon installation when there is objective and reliable evidence of fair value for the installation, and the amount of revenue allocable to the equipment is not legally contingent upon the completion of the installation. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

Revenue for the sale of software licenses is recognized when: (1) the Company enters into a legally binding arrangement with a customer for the license of software; (2) the Company delivers the software; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection from the customer is reasonably assured. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of payment. Software maintenance and support revenue is recognized ratably over the term of the related maintenance period.

The Company's transactions may involve the sale of equipment, software, and related services under multiple element arrangements. The Company allocates revenue to the various elements based on their fair value. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

Revenue from the sale of integrated solutions, which includes transactions that require significant production, modification or customization of software, is recognized in accordance with contract accounting. Under contract accounting, revenue is recognized by utilizing either the percentage-of-completion or completed-contract method. The Company currently utilizes the completed-contract method for all solution sales, as sufficient history does not currently exist to allow the Company to accurately estimate total costs to complete these transactions. Revenue from other long-term contracts, primarily government contracts, is generally recognized using the percentage-of-completion method.

The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. When the Company has continuing obligations related to a licensing arrangement, revenue related to the ongoing arrangement is recognized over the period of the obligation. Revenue is only recognized after all of the following criteria are met: (1) the Company enters into a legally binding arrangement with a licensee of Kodak's intellectual property, (2) the Company delivers the technology or intellectual property rights, (3) licensee payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and (4) collection from the licensee is reasonably assured.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, "Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.

In instances where the Company provides slotting fees or similar arrangements, this incentive is recognized as a reduction in revenue when payment is made to the customer (or at the time the Company has incurred the obligation, if earlier) unless the Company receives a benefit over a period of time, in which case the incentive is recorded as an asset and is amortized as a reduction of revenue over the term of the arrangement. Arrangements in which the Company receives an identifiable benefit include arrangements that have enforceable exclusivity provisions and those that provide a clawback provision entitling the Company to a pro rata reimbursement if the customer does not fulfill its obligations under the contract.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records equipment revenue equal to the total lease receivable net of unearned income. Unearned income is recognized as finance income using the effective interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The Company recognizes revenue from operating leases on an accrual basis as the rental payments become due.

The Company's sales of tangible products are the only class of revenues that exceeds 10% of total consolidated net sales. All other sales classes are individually less than 10%, and therefore, have been combined with the sales of tangible products on the same line in accordance with Regulation S-X.

Incremental direct costs (i.e. costs that vary with and are directly related to the acquisition of a contract which would not have been incurred but for the acquisition of the contract) of a customer contract in a transaction that results in the deferral of revenue are deferred and netted against revenue in proportion to the related revenue recognized in each period if: (1) an enforceable contract for the remaining deliverable items exists; and (2) delivery of the remaining items in the arrangement is expected to generate positive margins allowing realization of the deferred costs. Otherwise, these costs are expensed as incurred and included in cost of goods sold in the accompanying Consolidated Statement of Operations.

Research and Development Costs

Research and development (R&D) costs, which include costs in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are charged to operations in the period in which they are incurred. In connection with a business combination, the purchase price allocated to research and development projects that have not yet reached technological feasibility and for which no alternative future use exists is charged to operations in the period of acquisition.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying Consolidated Statement of Operations. Advertising expenses amounted to $394 million, $490 million and $513 million in 2006, 2005 and 2004, respectively.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

Impairment of Long-Lived Assets

The Company applies the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under the guidance of SFAS No. 144, the Company reviews the carrying values of its long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. The Company assesses the recoverability of the carrying values of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, by estimating the undiscounted future cash flows that are directly associated with and that are expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows or external appraisals.

In connection with its assessment of recoverability of its long-lived assets and its ongoing strategic review of the business and its operations, the Company continually reviews the remaining useful lives of its long-lived assets. If this review indicates that the remaining useful life of the long-lived asset has been reduced, the Company adjusts the depreciation on that asset to facilitate full cost recovery over its revised estimated remaining useful life.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes.

The Company uses cash flow hedges to manage foreign currency exchange risk and commodity price risk related to forecasted transactions. The Company also uses foreign currency forward contracts to offset currency-related changes in foreign currency denominated assets and liabilities; these foreign currency forward contracts are not designated as accounting hedges and all changes in fair value are recognized in net (loss) earnings in the period of change.

The fair values of foreign currency forward contracts designated as cash flow hedges of forecasted foreign currency denominated intercompany sales are reported in other current assets and/or current liabilities, and the effective portion of the gain or loss on the derivatives is recorded in accumulated other comprehensive (loss) income. When the related inventory is sold to third parties, the hedge gains or losses as of the date of the intercompany sale are transferred from accumulated other comprehensive (loss) income to cost of goods sold.

The fair values of silver forward contracts designated as hedges of forecasted worldwide silver purchases are reported in other current assets and/or current liabilities, and the effective portion of the gain or loss on the derivative is recorded in accumulated other comprehensive (loss) income. When the related silver-containing products are sold to third parties, the hedge gains or losses as of the date of the purchase of raw silver are transferred from accumulated other comprehensive (loss) income to cost of goods sold. These gains (losses) transferred to cost of goods sold are generally offset by increased (decreased) costs of silver purchased in the open market.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Costs that are capital in nature and that provide future benefits are capitalized. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies.

The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with SFAS No. 109. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken, or expected to be taken, in income tax returns. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded as an adjustment to retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.

The Company accounts for income taxes in accordance with SFAS No. 109. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. Management provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

The valuation allowance as of December 31, 2006 of $1,849 million is attributable to $324 million of foreign net deferred tax assets, including certain net operating loss and capital loss carryforwards and $1,525 million of U.S. net deferred tax assets, including certain tax credits, which are not considered more likely than not to be realized.

Earnings Per Share

Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the year. Diluted earnings-per-share calculations reflect the assumed exercise and conversion of employee stock options that have an exercise price that is below the average market price of the common shares for the respective periods as well as shares related to the assumed conversion of the Convertible Securities, if dilutive. The reconciliation between the numerator and denominator of the basic and diluted earnings-per-share computations is presented as follows:

	2006	2005	2004
Numerator:			
(Loss) earnings from continuing operations used in basic net (loss) earnings per share	$ (600)	$ (1,354)	$ 69
Denominator:			
Number of common shares used in basic net earnings per share	287.3	287.9	286.6
Effect of dilutive securities:			
Employee stock options	—	—	0.2
Number of common shares used in diluted net earnings per share	287.3	287.9	286.8

For the years ended December 31, 2006 and 2005, outstanding options to purchase the Company's common stock of 34.6 million and 36.0 million shares, respectively, were not included in the computation of diluted earnings per share because the Company reported a net loss from continuing operations; therefore, the effect would be anti-dilutive. For the year ended December 31, 2004, options to purchase 32.5 million shares of common stock were outstanding at a weighted-average per share price of $52.47, but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares for the period, and the effect would be anti-dilutive.

The Company currently has approximately $575 million in contingent convertible notes (the Convertible Securities) outstanding that were issued in October 2003. Interest on the Convertible Securities accrues at a rate of 3.375% and is payable semi-annually. The Convertible Securities are convertible at an initial conversion rate of 32.2373 shares of the Company's common stock for each $1,000 principal of the Convertible Securities. The Company's diluted net earnings per share exclude the effect of the Convertible Securities, as they were anti-dilutive for all periods presented.

Stock-Based Compensation

On January 1, 2005, the Company early adopted the stock option expensing rules of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," as interpreted by Financial Accounting Standards Board (FASB) Staff Positions No. 123R-1, 123R-2, 123R-3, 123R-4, 123R-5, and 123R-6, using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company recognized expense under SFAS No. 123R in the amount of $8 million and $16 million for the years ended December 31, 2006 and 2005, respectively. The related impact on basic and diluted earnings per share for the years ended December 31, 2006 and 2005 was a reduction of $.03 and $.06, respectively. The impacts on the Company's cash flow for 2006 and 2005 were not material.

Upon the adoption of SFAS No. 123R in January 2005, stock-based compensation costs are included in the costs capitalized in inventory at period end. Under the pro forma disclosures previously provided under SFAS No. 123, the Company was not assuming the capitalization of such costs.

For all awards issued after adoption of SFAS No. 123R, the Company changed from the nominal-vesting approach to the non-substantive vesting approach for purposes of accounting for retirement eligible participants. The impact of applying the nominal-vesting approach vs. the non-substantive approach upon adoption of SFAS No. 123R in 2005 was immaterial. The Company has a policy of issuing shares of treasury stock to satisfy share option exercises. Based on an estimate of option exercises, the Company does not expect option exercises to result in the repurchase of stock during 2007.

The Company previously accounted for its employee stock incentive plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations under FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, no stock-based employee compensation cost was reflected in net earnings for the year ended December 31, 2004, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company has determined the pro forma net earnings and net earnings per share information as if the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied to its stock-based employee compensation in 2004. The pro forma information is as follows:

(in millions, except per share data)	Year Ended December 31, 2004
Net earnings, as reported	$ 544
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(12)
Pro forma net earnings	$ 532
Earnings per share:	
Basic — as reported	$ 1.90
Basic — pro forma	$ 1.86
Diluted — as reported	$ 1.90
Diluted — pro forma	$ 1.85

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock, management's estimate of implied volatility of the Company's stock, and other factors. The expected term of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The Company uses historical data to estimate forfeitures.

The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	2006	2005	2004
Weighted-average risk-free interest rate	4.6%	3.9%	3.1%
Risk-free interest rates	4.5% – 5.1%	3.6% – 4.5%	2.5% – 3.8%
Weighted-average expected option lives	6 years	5 years	4 years
Expected option lives	3 - 7 years	3 - 7 years	4 years
Weighted-average volatility	34%	35%	37%
Expected volatilities	29% – 36%	31% – 36%	36% – 40%
Weighted-average expected dividend yield	1.9%	1.8%	1.6%
Expected dividend yields	1.8% – 2.3%	1.5% - 1.9%	1.6% – 1.8%

The weighted-average fair value per option granted in 2006, 2005 and 2004 was $8.18, $7.70 and $8.77, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period (1-3 years).

Comprehensive Income

Comprehensive income consists of net (loss) earnings, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on financial instruments qualifying for cash flow hedge accounting, and is presented in the accompanying Consolidated Statement of Shareholders' Equity.

Segment Reporting

The Company reports net sales from continuing operations, earnings (losses) from continuing operations before interest, other income (charges), net and income taxes, and certain expense, asset and geographical information about its reportable segments. Reportable segments are components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. In December 2006, the Company announced an organizational realignment that will change the current reportable segment structure effective January 1, 2007. See Note 23, "Segment Information," for a discussion of this change.

Recently Issued Accounting Standards

FASB Statement No. 151

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs" that amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" (ARB No. 43) to clarify the accounting for abnormal idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, this Statement requires that an allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred for fiscal years beginning after June 15, 2005 (year ending December 31, 2006 for the Company). The adoption of SFAS No. 151 in 2006 did not have a material impact on the Consolidated Financial Statements of the Company.

FASB Interpretation No. 47

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In addition, FIN 47 clarifies when a company would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

The Company adopted FIN 47 during the fourth quarter of 2005. FIN 47 requires that conditional asset retirement obligations, legal obligations to perform an asset retirement activity in which the timing and/(or) method of settlement are conditional on a future event, be reported, along with associated capitalized asset retirement costs, at their fair values. Upon initial application, FIN 47 requires recognition of (1) a liability, adjusted for cumulative accretion from the date the obligation was incurred until the date of adoption of FIN 47, for existing asset retirement obligations; (2) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset; and (3) accumulated depreciation on the capitalized asset retirement cost. Accordingly, the Company recognized the following amounts in its Statement of Financial Position at December 31, 2005 and Statement of Operations for the year ended December 31, 2005:

(dollar amounts in millions)		
Additions to property, plant and equipment, gross	$	33
Additions to accumulated depreciation	$	(33)
Additions to property, plant and equipment, net	$	—
Asset retirement obligations	$	66
Cumulative effect of change in accounting principle, gross	$	66
Cumulative effect of change in accounting principle, net of tax	$	57

The adoption of FIN 47 reduced 2005 net earnings by $57 million, or $.20 per share.

The Company has determined the pro forma (loss) earnings from continuing operations, net (loss) earnings, and corresponding per share information as if the provisions of FIN 47 had been adopted prior to January 1, 2004. The pro forma information is as follows:

(in millions, except per share data)	2005	2004
(Loss) earnings from continuing operations		
As reported	$ (1,354)	$ 69
Pro forma	$ (1,361)	$ 64
(Loss) earnings from continuing operations, per basic and diluted share		
As reported	$ (4.70)	$ .24
Pro forma	$ (4.73)	$ .22
Net (loss) earnings		
As reported	$ (1,261)	$ 544
Pro forma	$ (1,211)	$ 539
Net (loss) earnings, per basic and diluted share		
As reported	$ (4.38)	$ 1.90
Pro forma	$ (4.21)	$ 1.88
Number of shares used in earnings per share		
Basic	287.9	286.6
Diluted	287.9	286.8

The liability for asset retirement obligations as of December 31, 2004 would have been $71 million if FIN 47 had been implemented prior to January 1, 2004.

Refer to Note 11, "Commitments and Contingencies," for further discussion of the Company's asset retirement obligations.

FASB Statement No. 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statements No. 133 and 140)." This Statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006 (year ending December 31, 2007 for the Company). Additionally, the fair value option may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under previous accounting guidance prior to the adoption of this Statement. The Company is currently evaluating the impact of SFAS No. 155.

FASB Interpretation No. 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. The Company will adopt FIN 48 in the first quarter of 2007, and does not expect the adoption of this Interpretation to have a material impact on its Consolidated Financial Statements.

FASB Statement No. 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a comprehensive framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for which the provisions of SFAS No. 157 should be applied retrospectively. The Company will adopt SFAS No. 157 in the first quarter of 2008.

FASB Statement No. 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R))," which is effective in fiscal years ending after December 15, 2006. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 does not change the amount of actuarially determined expense that is recorded in the Consolidated Statement of Operations. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, which is consistent with the Company's present measurement date. The adoption of SFAS No. 158 did not have any impact on the Company's Consolidated Statement of Operations, Statement of Cash Flows, or compliance with its debt covenants.

The table below discloses the impact of adoption on the Company's Consolidated Statement of Financial Position as of December 31, 2006.

	Before Application of SFAS No. 158	Adjustments Increase/(Decrease)	After Application of SFAS No. 158
Other long-term assets	$ 3,421	$ 304	$ 3,725
Total assets	14,016	304	14,320
Accounts payable and other current liabilities	4,100	43	4,143
Total current liabilities	4,928	43	4,971
Pension and other postretirement liabilities	3,318	646	3,964
Other long-term liabilities	1,282	1	1,283
Total liabilities	12,242	690	12,932
Accumulated other comprehensive loss	(249)	386	(635)
Total shareholders' equity	1,774	(386)	1,388
Total liabilities and shareholders' equity	$ 14,016	$ 304	$ 14,320

SAB No. 108

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. This SAB establishes a "dual approach" methodology that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements (both the statement of operations and statement of financial position). The SEC has stated that SAB No. 108 should be applied no later than the annual financial statements for the first fiscal year ending after November 15, 2006, with earlier application encouraged.SAB No. 108 permits a company to elect either retrospective or prospective application. The Company's prospective application requires recording a cumulative effect adjustment in the period of adoption, as well as detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company's application of SAB No. 108 in the fourth quarter of 2006 did not have any impact on its Consolidated Financial Statements.

FASB Statement No. 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The provisions of this statement are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of 2008.

NOTE 2: RECEIVABLES, NET

(in millions)	2006	2005
Trade receivables	$ 2,304	$ 2,447
Miscellaneous receivables	365	313
Total (net of allowances of $157 and $162 as of December 31, 2006 and 2005, respectively)	$ 2,669	$ 2,760

Of the total trade receivable amounts of $2,304 million and $2,447 million as of December 31, 2006 and 2005, respectively, approximately $344 million and $374 million, respectively, are expected to be settled through customer deductions in lieu of cash payments. Such deductions represent rebates owed to the customer and are included in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position at each respective balance sheet date.

NOTE 3: INVENTORIES, NET

(in millions)	December 31, 2006	December 31, 2005
Finished goods	$ 745	$ 893
Work in process	213	243
Raw materials	244	319
Total	$ 1,202	$ 1,455

On January 1, 2006, the Company elected to change its method of costing its U.S. inventories to the average cost method, which approximates FIFO, whereas in all prior years most of the Company's inventory in the U.S. was costed using the LIFO method. As a result of this change, the cost of all of the Company's inventories is determined by either the FIFO or average cost method. The new method of accounting for inventory in the U.S. is deemed preferable as the average cost method provides better matching of revenue and expenses given the rapid technological change in the Company's products. The average cost method also better reflects more current costs of inventory on the Company's Statement of Financial Position. As prescribed in SFAS No. 154, "Accounting Changes and Error Corrections," retrospective application of the change in accounting method is disclosed below.

The effects of the change in methodology of costing U.S. inventories from LIFO to average cost on inventory and cost of goods sold for prior periods presented are as follows (in millions):

	As of and for the Year Ended December 31, 2005		As of and for the Year Ended December 31, 2004	
	LIFO Method	Average Cost Method	LIFO Method	Average Cost Method
Inventory	$ 1,140	$ 1,455	$ 1,158	$ 1,506
Cost of goods sold	$ 10,617	$ 10,650	$ 9,582	$ 9,601

Components of the Company's Consolidated Statement of Operations affected by the change in costing methodology as originally reported under the LIFO method and as adjusted for the change in inventory costing methodology from the LIFO method to the average cost method are as follows (in millions, except per share data):

	Year Ended December 31, 2005		
	As Previously Reported	LIFO to Average Cost Change in Costing Methodology Adjustments [1]	As Adjusted
Cost of goods sold	$ 10,617	$ 33	$ 10,650
Gross profit	3,651	(33)	3,618
Loss from continuing operations before interest, other income (charges), net and income taxes	(599)	(33)	(632)
Loss from continuing operations before income taxes	(766)	(33)	(799)
Provision (benefit) for income taxes	689	(134)	555
(Loss) earnings from continuing operations	(1,455)	101	(1,354)
Net (loss) earnings	$ (1,362)	$ 101	$ (1,261)
Basic and diluted net (loss) earnings per share:	$ (4.73)	$ .35	$ (4.38)
Continuing operations	$ (5.05)	$ .35	$ (4.70)

(1) The impact on the provision (benefit) for income taxes for the year ended December 31, 2005 is primarily the result of the reduction in the U.S. net deferred tax assets for which a valuation allowance was previously recognized in the third quarter of 2005, as disclosed in Note 15.

	Year Ended December 31, 2004		
	As Previously Reported	LIFO to Average Cost Change in Costing Methodology Adjustments	As Adjusted
Cost of goods sold	$ 9,582	$ 19	$ 9,601
Gross profit	3,935	(19)	3,916
Loss from continuing operations before interest, other income (charges), net and income taxes	(87)	(19)	(106)
Loss from continuing operations before income taxes	(94)	(19)	(113)
Benefit for income taxes	(175)	(7)	(182)
Earnings (loss) from continuing operations	81	(12)	69
Net earnings (loss)	$ 556	$ (12)	$ 544
Basic and diluted net earnings (loss) per share:	$ 1.94	$ (.04)	$ 1.90
Continuing operations	$ .28	$ (.04)	$ .24

Components of the Company's Consolidated Statement of Financial Position affected by the change in costing methodology as of December 31, 2005, as originally reported under the LIFO method and as adjusted for the change in inventory costing methodology from the LIFO method to the average cost method are as follows (in millions):

	As Previously Reported	LIFO to Average Cost Change in Costing Methodology Adjustments	As Adjusted
Assets			
Current Assets			
Inventories, net	$ 1,140	$ 315	$ 1,455
Total Current Assets	5,781	315	6,096
Total Assets	$ 14,921	$ 315	$ 15,236
Shareholders' Equity			
Retained earnings	$ 6,402	$ 315	$ 6,717
Total Shareholders' Equity	1,967	315	2,282
Total Liabilities & Shareholders' Equity	$ 14,921	$ 315	$ 15,236

Components of the Company's Consolidated Statement of Cash Flows affected by the change in costing methodology for the year ended December 31, 2005 as originally reported under the LIFO method and as adjusted for the change in inventory valuation methodology from the LIFO method to the average cost method are as follows (in millions):

	As Previously Reported	LIFO to Average Cost Change in Costing Methodology Adjustments [1]	As Adjusted
Cash flows relating to operating activities:			
Net (loss) earnings	$ (1,362)	$ 101	$ (1,261)
Adjustments to reconcile to net cash provided by operating activities:			
Provision (benefit) for deferred taxes	476	(133)	343
Decrease in inventories	274	32	306
Net cash provided by operating activities	$ 1,208	$ —	$ 1,208

(1) Refer to footnote (1) on Page 78.

Components of the Company's Consolidated Statement of Cash Flows affected by the change in costing methodology for the year ended December 31, 2004 as originally reported under the LIFO method and as adjusted for the change in inventory valuation methodology from the LIFO method to the average cost method are as follows (in millions):

	As Previously Reported	LIFO to Average Cost Change in Costing Methodology Adjustments	As Adjusted
Cash flows relating to operating activities:			
Net earnings (loss)	$ 556	$ (12)	$ 544
Adjustments to reconcile to net cash provided by operating activities:			
Benefit for deferred taxes	(37)	(7)	(44)
Decrease in inventories	83	19	102
Net cash provided by operating activities	$ 1,168	$ —	$ 1,168

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

(in millions)	2006	2005
Land	$ 98	$ 127
Buildings and building improvements	2,393	2,552
Machinery and equipment	7,787	8,481
Construction in progress	94	219
	10,372	11,379
Accumulated depreciation	(7,530)	(7,601)
Net properties	$ 2,842	$ 3,778

Depreciation expense was $1,185 million, $1,281 million and $964 million for the years 2006, 2005 and 2004, respectively, of which approximately $285 million, $391 million and $183 million, respectively, represented accelerated depreciation in connection with restructuring actions.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill was $2,196 million and $2,141 million at December 31, 2006 and 2005, respectively. The changes in the carrying amount of goodwill by reportable segment for 2005 and 2006 were as follows:

(in millions)	Consumer Digital Group	Film & Photofinishing Systems Group	Health Group	Graphic Communications Group	Consolidated Total
Balance at December 31, 2004	$ 162	$ 579	$ 587	$ 118	$ 1,446
Goodwill related to acquisitions	—	—	32	709	741
Finalization of purchase accounting	—	—	—	1	1
Currency translation adjustments	(2)	(8)	(31)	(6)	(47)
Balance at December 31, 2005	$ 160	$ 571	$ 588	$ 822	$ 2,141
Finalization of purchase accounting	—	—	—	2	2
Currency translation adjustments	4	26	24	(1)	53
Balance at December 31, 2006	$ 164	$ 597	$ 612	$ 823	$ 2,196

The purchase accounting adjustments of $2 million for the year ended December 31, 2006 were attributable to the finalization of purchase accounting for the 2005 acquisition of KPG in the amount of $19 million, and finalization of purchase accounting for the 2005 acquisition of Creo in the amount of $(17) million.

Due to the realignment of the Company's operating model and change in reporting structure, as described in Note 23, "Segment Information," effective January 1, 2006, the Company reassessed its goodwill for impairment during the first quarter of 2006, and determined that no reporting units' carrying values exceeded their respective estimated fair values based on the realigned reporting structure and, therefore, there was no impairment.

The gross carrying amount and accumulated amortization by major intangible asset category for 2006 and 2005 were as follows:

As of December 31, 2006

(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 488	$ 225	$ 263	7 years
Customer-related	402	118	284	13 years
Other	217	91	126	7 years
Total	$ 1,107	$ 434	$ 673	9 years

As of December 31, 2005

(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
Technology-based	$ 482	$ 154	$ 328	7 years
Customer-related	400	81	319	13 years
Other	212	53	159	7 years
Total	$1,094	$ 288	$ 806	9 years

The intangible assets acquired during 2006 of $3 million were attributable to technology-based intangible assets for the purchase of intellectual property.

Amortization expense related to intangible assets was $146 million, $125 million and $67 million in 2006, 2005 and 2004, respectively.

Estimated future amortization expense related to purchased intangible assets at December 31, 2006 is as follows (in millions):

2007	$ 136
2008	130
2009	118
2010	92
2011	48
2012+	149
Total	$ 673

NOTE 6: OTHER LONG-TERM ASSETS

(in millions)	2006	2005
Prepaid pension costs	$ 1,599	$ 1,144
Investments in unconsolidated affiliates	54	61
Deferred income taxes, net of valuation allowance	642	450
Intangible assets other than goodwill	673	806
Non-current receivables	402	383
Miscellaneous other long-term assets	355	377
Total	$ 3,725	$ 3,221

The miscellaneous component above consists of other miscellaneous long-term assets that, individually, are less than 5% of the Company's total assets, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 7: INVESTMENTS

Equity Method

At December 31, 2006 and 2005, the Company's significant equity method investees and the Company's approximate ownership interest in each investee were as follows:

	2006	2005
SK Display Corporation	—	34%
Matsushita-Ultra Technologies Battery Corporation	30%	30%
Lucky Film Co. Ltd. (Lucky Film)	13%	13%
KJ Imaging	34%	34%
J League Photo	25%	25%

At December 31, 2006 and 2005, the carrying value of the Company's equity investment in these significant unconsolidated affiliates was $36 million and $30 million, respectively, and is reported within other long-term assets in the accompanying Consolidated Statement of Financial Position. The Company records its equity in the income or losses of these investees and reports such amounts in other income (charges), net in the accompanying Consolidated Statement of Operations. See Note 14, "Other Income (Charges), Net."

In January 2006, Kodak terminated the SK Display joint venture arrangement with Sanyo Electric Company pursuant to terms of the original agreement. The Company recognized a $7 million gain in other income (charges), net on this transaction. This termination did not have a material impact on the Company's financial position, results of operations or cash flows. Kodak will continue as exclusive licensing agent on behalf of Kodak and Sanyo for certain OLED intellectual property.

Through April 1, 2005, the Company held a 50% interest in Kodak Polychrome Graphics (KPG). This joint venture between the Company and Sun Chemical Corporation was accounted for using the equity method of accounting. On April 1, 2005, the Company acquired Sun Chemical Corporation's 50% interest in KPG, which resulted in KPG becoming a wholly owned and fully consolidated subsidiary of the Company, operating within the Graphic Communications Group segment. See Note 21, "Acquisitions" for further discussion regarding the KPG acquisition.

Summarized financial information for KPG for 2004 is as follows:

Condensed Statement of Operations

(dollar amounts in millions)	2004
Net sales	$ 1,715
Gross profit	563
Income from continuing operations	105
Net income	105

Condensed Balance Sheet

(dollar amounts in millions)	December 31, 2004
Current assets	$ 909
Noncurrent assets	401
Current liabilities	458
Noncurrent liabilities	60

Kodak has no other material activities with its equity method investees.

Cost Method

The Company also has certain investments with less than a 20% ownership interest in various private companies whereby the Company does not have the ability to exercise significant influence. These investments are accounted for under the cost method. For those investments that have readily determinable fair market values, the carrying values are adjusted to fair market value based on the most recent information available. For those investments that have no readily determinable fair market value, the carrying values are adjusted if there have been identified events or changes in circumstances that would have a significant effect on the fair value. The remaining carrying value of the Company's investments accounted for under the cost method at December 31, 2006 and 2005 of $18 million and $31 million, respectively, is included in other long-term assets in the accompanying Consolidated Statement of Financial Position.

NOTE 8: ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(in millions)	2006	2005
Accounts payable, trade	$ 1,003	$ 996
Accrued employment-related liabilities	876	950
Accrued advertising and promotional expenses	596	683
Deferred revenue	496	350
Accrued restructuring liabilities	263	309
Other	909	899
Total	$ 4,143	$ 4,187

The other component above consists of other miscellaneous current liabilities that, individually, are less than 5% of the total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 9: SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

The Company's short-term borrowings at December 31, 2006 and 2005 were as follows:

(in millions)	2006	2005
Current portion of long-term debt	$ 17	$ 706
Short-term bank borrowings	47	113
Total	$ 64	$ 819

The weighted-average interest rates for short-term bank borrowings outstanding at December 31, 2006 and 2005 were 9.84% and 5.82%, respectively.

As of December 31, 2006, the Company and its subsidiaries, on a consolidated basis, maintained $1,110 million in committed bank lines of credit and $616 million in uncommitted bank lines of credit to ensure continued access to short-term borrowing capacity.

Long-Term Debt, Including Lines of Credit

Long-term debt and related maturities and interest rates were as follows at December 31, 2006 and 2005 (in millions):

			2006		2005	
Country	Type	Maturity	Weighted-Average Interest Rate	Amount Outstanding	Weighted-Average Interest Rate	Amount Outstanding
U.S.	Medium-term	2006	—	$ —	6.38%	$ 500
U.S.	Medium-term	2008	3.63%	250	3.63%	250
U.S.	Term note	2007	7.60%*	10	—	—
U.S.	Term note	2012	7.60%*	861	6.63%*	920
Canada	Term note	2012	7.60%*	277	6.52%*	280
U.S.	Term notes	2006-2013	6.16%	47	6.16%	83
Germany	Term notes	2006-2013	6.16%	188	6.16%	331
U.S.	Term note	2013	7.25%	500	7.25%	500
U.S.	Term note	2018	9.95%	3	9.95%	3
U.S.	Term note	2021	9.20%	10	9.20%	10
U.S.	Convertible	2033	3.38%	575	3.38%	575
U.S.	Notes	2006-2010	5.90% *	8	5.80%*	16
Other				2		2
				2,731		3,470
Current portion of long-term debt				(17)		(706)
Long-term debt, net of current portion				$2,714		$2,764

* Represents debt with a variable interest rate.

Annual maturities (in millions) of long-term debt outstanding at December 31, 2006 are as follows: $17 in 2007, $273 in 2008, $34 in 2009, $36 in 2010, $39 in 2011 and $2,332 in 2012 and beyond.

Secured Credit Facilities

On October 18, 2005 the Company closed on $2.7 billion of Senior Secured Credit Facilities (Secured Credit Facilities) under a new Secured Credit Agreement (Secured Credit Agreement) and associated Security Agreement and Canadian Security Agreement. The Secured Credit Facilities consist of a $1.0 billion 5-Year Committed Revolving Credit Facility (5-Year Revolving Credit Facility) expiring October 18, 2010 and $1.7 billion of Term Loan Facilities (Term Facilities) expiring October 18, 2012.

The 5-Year Revolving Credit Facility can be used by Eastman Kodak Company (U.S. Borrower) for general corporate purposes including the issuance of letters of credit. Amounts available under the facility can be borrowed, repaid and re-borrowed throughout the term of the facility provided the Company remains in compliance with covenants contained in the Secured Credit Agreement. As of December 31, 2006, there was no debt outstanding and $141 million of letters of credit issued under this facility.

Under the Term Facilities, $1.2 billion was borrowed at closing primarily to refinance debt originally issued under the Company's previous $1.225 billion 5-Year Facility to finance the acquisition of Creo Inc. on June 15, 2005. The $1.2 billion consists of a $920 million 7-Year Term Loan to the U.S. Borrower and a $280 million 7-Year Term Loan to Kodak Graphic Communications Canada Company (KGCCC or, the Canadian Borrower). Pursuant to the terms of the Secured Credit Agreement, an additional $500 million was available to the U.S. Borrower under the seven-year term loan facility for advance at any time through June 15, 2006. On June 15, 2006, the Company used this $500 million to refinance $500 million 6.375% Medium Term Notes, Series A, due June 15, 2006. This term loan matures on October 18, 2012 and may be prepaid in whole or in part at specified interest reset dates without penalty. These obligations are secured through asset and equity pledges as described below.

At December 31, 2006, the balances for these secured credit facilities reported in long-term debt, net of current portion, on the Consolidated Statement of Financial Position were $861 million and $277 million for the U.S. Borrower and the Canadian Borrower, respectively. The Secured Credit Agreement requires mandatory quarterly prepayment of .25% of the outstanding advances. Debt issue costs incurred of approximately $57 million associated with the Secured Credit Facilities were recorded as an asset and are being amortized over the life of the borrowings.

In the fourth quarter of 2006, the Company prepaid $542 million on its Term Loan Facility. In conjunction with this prepayment, the Company wrote off approximately $9 million of debt issuance costs associated with the early extinguishment of debt.

Pursuant to the Secured Credit Agreement and associated Security Agreement, each subsidiary organized in the U.S. jointly and severally guarantees the obligations under the Secured Credit Agreement and all other obligations of the Company and its subsidiaries to the Lenders. The guaranty is supported by the pledge of certain U.S. assets of the U.S. Borrower and the Company's U.S. subsidiaries including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of "Material Subsidiaries." Excluded from pledged assets are real property, "Principal Properties" and equity interests in "Restricted Subsidiaries", as defined in the Company's 1988 Indenture.

"Material Subsidiaries" are defined as those subsidiaries with revenues or assets constituting 5 percent or more of the consolidated revenues or assets of the corresponding borrower. Material Subsidiaries will be determined on an annual basis under the Secured Credit Agreement.

Pursuant to the Secured Credit Agreement and associated Canadian Security Agreement, Eastman Kodak Company and Kodak Graphic Communications Company (KGCC, formerly Creo Americas, Inc.), jointly and severally guarantee the obligations of the Canadian Borrower, to the Lenders. Subsequently, KGCC has been merged into Eastman Kodak Company. Certain assets of the Canadian Borrower in Canada were also pledged in support of its obligations, including, but not limited to, receivables, inventory, equipment, deposit accounts, investments, intellectual property, including patents, trademarks and copyrights, and the capital stock of the Canadian Borrower's Material Subsidiaries.

Interest rates for borrowings under the Secured Credit Agreement are dependent on the Company's Long Term Senior Secured Credit Rating. The Secured Credit Agreement contains various affirmative and negative covenants customary in a facility of this type, including two quarterly financial covenants: (1) a consolidated debt for borrowed money to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) (subject to adjustments to exclude any extraordinary income or losses, as defined by the Secured Credit Agreement, interest income and certain non-cash items of income and expense) ratio of not greater than: 3.50 to 1 as of December 31, 2006 and thereafter, and (2) a consolidated EBITDA to consolidated interest expense (subject to adjustments to exclude interest expense not related to borrowed money) ratio, on a rolling four-quarter basis, of no less than 3 to 1. As of December 31, 2006, the Company was in compliance with all covenants under the Secured Credit Agreement.

In addition, subject to various conditions and exceptions in the Secured Credit Agreement, in the event the Company sells assets for net proceeds totaling $75 million or more in any year, except for proceeds used within 12 months for reinvestments in the business of up to $300 million, proceeds from sales of assets used in the Company's non-digital products and services businesses to prepay or repay debt or pay cash restructuring charges within 12 months from the date of sale of the assets, or proceeds from the sale of inventory in the ordinary course of business, the amount in excess of $75 million must be applied to prepay loans under the Secured Credit Agreement.

The Company pays a commitment fee at an annual rate of 50 basis points on the undrawn balance of the 5-Year Revolving Credit Facility at the Company's current credit rating of Ba3 and B+ from Moody's Investor Services, Inc. (Moody's) and Standard & Poor's Rating Services (S&P), respectively. This fee is reported as interest expense in the Company's Consolidated Statement of Operations.

In addition to the 5-Year Revolving Credit Facility, the Company has other committed and uncommitted lines of credit at December 31, 2006 totaling $110 million and $616 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, letters of credit and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowings against these other committed and uncommitted lines of credit at December 31, 2006 were $18 million and $29 million, respectively. These outstanding borrowings are reflected in the short-term borrowings in the accompanying Consolidated Statement of Financial Position at December 31, 2006.

At December 31, 2006, the Company had outstanding letters of credit totaling $144 million and surety bonds in the amount of $100 million primarily to ensure the payment of possible casualty and workers' compensation claims, environmental liabilities, and to support various customs and trade activities.

Debt Shelf Registration and Convertible Securities

On September 5, 2003, the Company filed a shelf registration statement on Form S-3 (the primary debt shelf registration) for the issuance of up to $2.0 billion of new debt securities. Pursuant to Rule 429 under the Securities Act of 1933, $650 million of remaining unsold debt securities under a prior shelf registration statement were included in the primary debt shelf registration, thus giving the Company the ability to issue up to $2.65 billion in public debt. After issuance of $500 million in notes in October 2003, the remaining availability under the primary debt shelf registration was at $2.15 billion.

On October 10, 2003, the Company completed the offering and sale of $500 million aggregate principal amount of Senior Notes due 2013 (the Notes), which was made pursuant to the Company's new debt shelf registration. The remaining unused balance under the Company's new debt shelf is $2.15 billion. Concurrent with the offering and sale of the Notes, on October 10, 2003, the Company completed the private placement of $575 million aggregate principal amount of Convertible Senior Notes due 2033 (the Convertible Securities) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Interest on the Convertible Securities will accrue at the rate of 3.375% per annum and is payable semiannually. The Convertible Securities are unsecured and rank equally with all of the Company's other unsecured and unsubordinated indebtedness. As a condition of the private placement, on January 6, 2004 the Company filed a shelf registration statement under the Securities Act of 1933 relating to the resale of the Convertible Securities and the common stock to be issued upon conversion of the Convertible Securities pursuant to a registration rights agreement, and made this shelf registration statement effective on February 6, 2004.

The Convertible Securities contain a number of conversion features that include substantive contingencies. The Convertible Securities are convertible by the holders at an initial conversion rate of 32.2373 shares of the Company's common stock for each $1,000 principal amount of the Convertible Securities, which is equal to an initial conversion price of $31.02 per share. The initial conversion rate of 32.2373 is subject to adjustment for: (1) stock dividends, (2) subdivisions or combinations of the Company's common stock, (3) issuance to all holders of the Company's common stock of certain rights or warrants to purchase shares of the Company's common stock at less than the market price, (4) distributions to all holders of the Company's common stock of shares of the Company's capital stock or the Company's assets or evidences of indebtedness, (5) cash dividends in excess of the Company's current cash dividends, or (6) certain payments made by the Company in connection with tender offers and exchange offers.

The holders may convert their Convertible Securities, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter, if the price of the Company's common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during a 30 consecutive trading day period ending on the last trading day of the previous calendar quarter; (2) during any five consecutive trading day period following any 10 consecutive trading day period in which the trading price of the Convertible Securities for each day of such period is less than 105% of the conversion value, and the conversion value for each day of such period was less than 95% of the principal amount of the Convertible Securities (the Parity Clause); (3) if the Company has called the Convertible Securities for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; and (5) if the Senior Unsecured credit rating assigned to the Convertible Securities by either Moody's or S&P is lower than Ba2 or BB, respectively, or if the Convertible Securities are no longer rated by at least one of these services or their successors (the Credit Rating Clause). At the Company's current credit rating, the Convertible Securities may be converted by their holders.

The Company may redeem some or all of the Convertible Securities at any time on or after October 15, 2010 at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest. Upon a call for redemption by the Company, a conversion trigger is met whereby the holder of each $1,000 Convertible Senior Note may convert such note to shares of the Company's common stock.

The holders have the right to require the Company to purchase their Convertible Securities for cash at a purchase price equal to 100% of the principal amount of the Convertible Securities plus any accrued and unpaid interest on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028, or upon a fundamental change as described in the offering memorandum filed under Rule 144A in conjunction with the private placement of the Convertible Securities. As of December 31, 2005, the Company has reserved 18,536,447 shares in treasury stock to cover potential future conversions of these Convertible Securities into common stock.

Certain of the conversion features contained in the Convertible Securities are deemed to be embedded derivatives as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." These embedded derivatives include the Parity Clause, the Credit Rating Clause, and any specified corporate transaction outside of the Company's control such as a hostile takeover. Based on an external valuation, these embedded derivatives were not material to the Company's financial position, results of operations or cash flows.

NOTE 10: OTHER LONG-TERM LIABILITIES

(in millions)	2006	2005
Deferred royalty revenue from licensees	$ 545	$ 501
Environmental liabilities	154	171
Deferred compensation	134	158
Asset retirement obligations	101	75
Deferred income taxes	1	33
Minority interest in Kodak companies	21	20
Other	327	267
Total	$ 1,283	$ 1,225

The other component above consists of other miscellaneous long-term liabilities that, individually, are less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 11: COMMITMENTS AND CONTINGENCIES

Environmental

Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	2006	2005	2004
Recurring costs for pollution prevention and waste treatment	$ 65	$ 79	$ 75
Capital expenditures for pollution prevention and waste treatment	3	7	7
Site remediation costs	2	2	3
Total	$ 70	$ 88	$ 85

At December 31, 2006 and 2005, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $154 million and $171 million, respectively. These amounts are reported in other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. As part of this program, the Company has completed the RCRA Facility Assessment (RFA), a broad-based environmental investigation of the site. The Company is currently in the process of completing, and in some cases has completed, RCRA Facility Investigations (RFI) and Corrective Measures Studies (CMS) for areas at the site. At December 31, 2006, estimated future investigation and remediation costs of $65 million are accrued for this site and are included in the $154 million reported in other long-term liabilities.

The Company has obligations relating to other operating sites and former operations with estimated future investigation, remediation and monitoring costs of $16 million. At December 31, 2006, these costs are accrued and included in the $154 million reported in other long-term liabilities.

The Company has obligations relating to plant closures and former operations. As a result of four plant closures, the Company has estimated future investigation, remediation and monitoring cost of $23 million. The Company has obligations with estimated future investigation, remediation and monitoring costs of $9 million at sites of former operations. At December 31, 2006, these costs are accrued and included in the $154 million reported in other long-term liabilities.

In 2005, the Company completed its acquisition of KPG through the redemption of Sun Chemical Corporation's 50 percent interest in the joint venture, and also completed its acquisition of Creo. As a result of the two acquisitions, the Company has obligations with estimated future investigation, remediation and monitoring costs of $20 million. The closure of a Creo plant located in West Virginia was announced in the third quarter of 2005 with remediation at a cost of $15 million and is included in the $20 million. At December 31, 2006, these costs are accrued and included in the $154 million reported in other long-term liabilities.

The Company has retained certain obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994. At December 31, 2006, estimated future remediation costs of $21 million are accrued for these sites and are included in the $154 million reported in other long-term liabilities.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next twenty-nine years for many of the sites. For these known environmental liabilities, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-01, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators, and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be approximately $2 million over the next two years. These expenditures are incurred as part of plant operations and, therefore, are not included in the environmental accrual at December 31, 2006.

The Company is presently designated as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the Superfund Law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at six Superfund sites. With respect to each of these sites, the Company's liability is minimal. In addition, the Company has been identified as a PRP in connection with the non-imaging health businesses in three active Superfund sites. Numerous other PRPs have also been designated at these sites. Although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

The Clean Air Act Amendments were enacted in 1990. Expenditures to comply with the Clean Air Act implementing regulations issued to date have not been material and have been primarily capital in nature. In addition, future expenditures for existing regulations, which are primarily capital in nature, are not expected to be material. Many of the regulations to be promulgated pursuant to this Act have not been issued.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of costs does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Estimates of the amount and timing of future costs of environmental remediation requirements are by their nature imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Asset Retirement Obligations

As of December 31, 2006 and 2005, the Company has recorded approximately $101 million and $75 million, respectively, of asset retirement obligations within other long-term liabilities in the accompanying Consolidated Statement of Financial Position. The Company's asset retirement obligations primarily relate to asbestos contained in buildings that the Company owns. In many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. Otherwise, the Company is not required to remove the asbestos from its buildings. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value. The Company does not have a liability recorded related to each building that contains asbestos because the Company cannot estimate the fair value of its obligation for certain buildings due to a lack of sufficient information about the range of time over which the obligation may be settled through demolition, renovation or sale of the building.

Reconciliations of the beginning and ending aggregate carrying amount of all asset retirement obligations (including those recorded under SFAS No. 143, FSP 143-1, and FIN 47) for the years ended December 31, 2006 and 2005 are presented below:

(in millions)	2006	2005
Asset retirement obligations as of January 1	$ 75	$ 7
Liabilities incurred in the current period (including the adoption of FIN 47 in 2005)	38	66
Liabilities settled in the current period	(30)	—
Accretion expense	18	2
Revisions in estimated cash flows	(5)	—
Foreign exchange	5	—
Asset retirement obligations as of December 31	$ 101	$ 75

A reconciliation for the year ended December 31, 2004 is not shown due to immateriality.

Other Commitments and Contingencies

The Company has entered into agreements with several companies, which provide Kodak with products and services to be used in its normal operations. These agreements are related to supplies, production and administrative services, as well as marketing and advertising. The terms of these agreements cover the next two to sixteen years. The minimum payments for these agreements are approximately $792 million in 2007, $393 million in 2008, $169 million in 2009, $103 million in 2010, $68 million in 2011 and $139 million in 2012 and thereafter.

At December 31, 2006, the Company had outstanding letters of credit totaling $144 million and surety bonds in the amount of $100 million primarily to ensure the completion of payment of possible casualty and workers' compensation claims, environmental liabilities, and to support various customs and trade activities.

Rental expense, net of minor sublease income, amounted to $170 million in 2006, $149 million in 2005 and $161 million in 2004. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $159 million in 2007, $131 million in 2008, $103 million in 2009, $79 million in 2010, $63 million in 2011 and $101 million in 2012 and thereafter.

In December 2003, the Company sold a property in France for approximately $65 million, net of direct selling costs, and then leased back a portion of this property for a nine-year term. In accordance with SFAS No. 98, "Accounting for Leases," the entire gain on the property sale of approximately $57 million was deferred and no gain was recognizable upon the closing of the sale as the Company's continuing involvement in the property is deemed to be significant. As a result, the Company is accounting for the transaction as a financing. Future minimum lease payments under this noncancelable lease commitment are approximately $5 million per year for 2007 through 2011, and approximately $5 million for 2012 and thereafter.

On March 8, 2004, the Company filed a complaint against Sony Corporation (Sony) in federal district court in Rochester, New York, for digital camera patent infringement. On March 31, 2004, Sony sued the Company for digital camera patent infringement in federal district court in Newark, New Jersey. Sony subsequently filed a second lawsuit against the Company in Newark, New Jersey, alleging infringement of a variety of other Sony patents. The Company filed a counterclaim in the New Jersey action, asserting infringement by Sony of the Company's kiosk patents. Both the Company and Sony sought unspecified damages and other relief. On December 29, 2006, the Company and Sony entered into an agreement settling their patent infringement lawsuits against each other, dismissing the patent infringement claims. No monetary consideration was paid under the settlement agreement.

Separately, the Company and Sony entered into a technology cross license agreement. Due to continuing obligations related to the license agreement, revenue will be recognized over the term of the continuing obligations, which is two years. No revenue was recognized during the current period related to this specific agreement.

On June 13, 2005, a purported shareholder class action lawsuit was filed against the Company and two of its current executives in the United States District Court for the Southern District of New York. On June 20, 2005 and August 10, 2005, similar lawsuits were filed against the same defendants in the United States District Court for the Western District of New York. The cases have been consolidated in the Western District of New York and the lead plaintiffs were John Dudek and the Alaska Electrical Pension Fund. The complaints filed in each of these actions (collectively, the "Complaints") sought to allege claims under the Securities Exchange Act on behalf of a proposed class of persons who purchased securities of the Company between April 23, 2003 and September 25, 2003, inclusive. An amended complaint was filed on January 20, 2006, containing essentially the same allegations as the original complaint but adding an additional named defendant. Defendants' motion to dismiss was argued on October 3, 2006 and granted on November 1, 2006. The plaintiff did not appeal.

On or about November 9, 2005, the Company was served with a purported shareholder derivative lawsuit that had been commenced against the Company, as a nominal defendant, and eleven current and former directors and officers of the Company, in the New York State Supreme Court, Monroe County. The Complaint seeks to allege claims on behalf of the Company that, between April 2003 and September 2003, the defendant officers and directors caused the Company to make allegedly improper statements, in press release and other public statements, which falsely represented or omitted material information about the Company's financial results and guidance. The plaintiff alleges that this conduct was a breach of the defendants' common law fiduciary obligations to the Company, and constituted an abuse of control, gross mismanagement, waste and unjust enrichment. Defendants' initial responses to the Complaint are not yet due. The Company intends to defend this lawsuit vigorously.

In addition to the matters described above, the Company and its subsidiary companies are involved in other lawsuits, claims, investigations and proceedings, including product liability, commercial, intellectual property, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. There are no such matters pending representing contingent losses that the Company and its General Counsel expect to be material in relation to the Company's business, financial position, results of operations or cash flows.

NOTE 12: GUARANTEES

The Company guarantees debt and other obligations of certain customers. At December 31, 2006, these guarantees totaled a maximum of $150 million, with outstanding guaranteed amounts of $131 million. The maximum guarantee amount includes guarantees of up to: $148 million of customer amounts due to banks and leasing companies in connection with financing of customers' purchases of product and equipment from the Company ($130 million outstanding), and $2 million to other third parties (less than $1 million outstanding).

The guarantees for the third party debt mature between 2007 and 2011. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees.

Management believes the likelihood is remote that material payments will be required under any of the guarantees disclosed above. With respect to the guarantees that the Company issued in the year ended December 31, 2006, the Company assessed the fair value of its obligation to stand ready to perform under these guarantees by considering the likelihood of occurrence of the specified triggering events or conditions requiring performance as well as other assumptions and factors.

The Company also guarantees debt owed to banks for some of its consolidated subsidiaries. The maximum amount guaranteed is $799 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position, is $255 million. These guarantees expire in 2007 through 2025. As of the closing of the $2.7 billion Secured Credit Facilities on October 18, 2005, a $160 million KPG credit facility was closed. Debt outstanding under the KPG credit facility of $57 million was repaid and the guarantees of $160 million were terminated. Pursuant to the terms of the Company's $2.7 billion Senior Secured Credit Agreement dated October 18, 2005, obligations under the $2.7 billion Secured Credit Facilities and other obligations of the Company and its subsidiaries to the $2.7 billion Secured Credit Facilities lenders are guaranteed.

Indemnifications

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2006 was not material to the Company's financial position, results of operations or cash flows.

Warranty Costs

The Company has warranty obligations in connection with the sale of its equipment. The original warranty period for equipment products is generally one year or less. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. The change in the Company's accrued warranty obligations balance, which is reflected in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)	
Accrued warranty obligations at December 31, 2004	$ 62
Actual warranty experience during 2005	(79)
2005 warranty provisions	72
Liabilities assumed from acquisitions	7
Adjustments for changes in estimates	(4)
Accrued warranty obligations at December 31, 2005	$ 58
Actual warranty experience during 2006	(79)
2006 warranty provisions	82
Adjustments for changes in estimates	(1)
Accrued warranty obligations at December 31, 2006	$ 60

The Company also offers its customers extended warranty arrangements that are generally one year, but may range from three months to three years after the original warranty period. The Company provides repair services and routine maintenance under these arrangements. The Company has not separated the extended warranty revenues and costs from the routine maintenance service revenues and costs, as it is not practicable to do so. Therefore, these revenues and costs have been aggregated in the presentation below. Costs incurred under these arrangements for the year ended December 31, 2006 amounted to $281 million. The change in the Company's deferred revenue balance in relation to these extended warranty arrangements from December 31, 2005 to December 31, 2006, which is reflected in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)	
Deferred revenue at December 31, 2004	$ 141
New extended warranty arrangements in 2005	484
Liabilities assumed from acquisitions	45
Recognition of extended warranty arrangement revenue in 2005	(487)
Deferred revenue at December 31, 2005	$ 183
New extended warranty arrangements in 2006	567
Recognition of extended warranty arrangement revenue in 2006	(557)
Deferred revenue at December 31, 2006	$ 193

Costs incurred under these extended warranty arrangements for the year ended December 31, 2006 and December 31, 2005 amounted to $281 million and $256 million, respectively.

NOTE 13: FINANCIAL INSTRUMENTS

The following table presents the carrying amounts of the assets (liabilities) and the estimated fair values of financial instruments at December 31, 2006 and 2005:

	2006		2005	
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities:				
Current	$ 18	$ 18	$ 15	$ 16
Long-term	4	4	13	13
Long-term borrowings	(2,714)	(2,740)	(2,764)	(2,688)
Foreign currency forwards	(10)	(10)	1	1
Silver forwards	—	—	2	2

Marketable securities are valued at quoted market prices. The fair values of long-term borrowings are determined by reference to quoted market prices or by obtaining quotes from dealers. The fair values for the remaining financial instruments in the above table are based on dealer quotes and reflect the estimated amounts the Company would pay or receive to terminate the contracts. The carrying values of cash and cash equivalents, receivables, short-term borrowings and payables approximate their fair values.

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices and interest rates, which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments. The fair value of these derivative contracts is reported in other current assets or accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. The Company does not utilize financial instruments for trading or other speculative purposes.

The Company enters into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales. Hedge gains and losses are reclassified into cost of goods sold as the inventory transferred in connection with the intercompany sales is sold to third parties. At December 31, 2006, the Company had no open foreign currency cash flow hedges. During 2006, there were no foreign currency cash flow hedges and nothing was reclassified from accumulated other comprehensive (loss) income to cost of goods sold.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through net (loss) earnings at the same time that the exposed assets and liabilities are remeasured through net (loss) earnings (both in other income (charges), net). The majority of the contracts of this type held by the Company are denominated in euros. At December 31, 2006, the fair value of these open contracts was an unrealized loss of $10 million (pre-tax).

The Company has entered into silver forward contracts that are designated as cash flow hedges of price risk related to forecasted worldwide silver purchases. Hedge gains and losses are reclassified into cost of goods sold as silver-containing products are sold to third parties. At December 31, 2006, the Company had no open forward contracts and nothing has been deferred in accumulated other comprehensive (loss) income. During 2006, gains of $12 million (pre-tax) were reclassified from accumulated other comprehensive (loss) income to cost of goods sold. Hedge ineffectiveness was insignificant.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2006 was not significant to the Company.

NOTE 14: OTHER INCOME (CHARGES), NET

(in millions)	2006	2005	2004
Income (charges):			
Investment income	$ 60	$ 25	$ 18
Loss on foreign exchange transactions	(3)	(31)	(10)
Equity in income of unconsolidated affiliates	7	12	30
Gain on sales of capital assets	56	74	15
Interest on past-due receivables and finance revenue on sales	3	4	4
Minority interest	(7)	(4)	(2)
Asset impairments	(11)	(25)	—
Gains on sales of cost method investments	13	4	—
Loss on early extinguishment of debt	(9)	—	—
Lucky Film impairment	—	(19)	—
Sun Microsystems settlement	—	—	92
Legal settlement	—	—	9
Other	9	4	5
Total	$ 118	$ 44	$ 161

NOTE 15: INCOME TAXES

The components of (loss) earnings from continuing operations before income taxes and the related provision (benefit) for U.S. and other income taxes were as follows:

(in millions)	2006	2005	2004
(Loss) earnings before income taxes			
U.S.	$ (555)	$(1,007)	$ (600)
Outside the U.S.	209	208	487
Total	$ (346)	$ (799)	$ (113)
U.S. income taxes			
Current provision (benefit)	$ 194	$ 19	$ (234)
Deferred (benefit) provision	(145)	493	(92)
Income taxes outside the U.S.			
Current provision	135	138	141
Deferred provision (benefit)	38	(93)	(2)
State and other income taxes			
Current provision (benefit)	45	(2)	2
Deferred (benefit) provision	(13)	—	3
Total	$ 254	$ 555	$ (182)

The differences between income taxes computed using the U.S. federal income tax rate and the provision (benefit) for income taxes for continuing operations were as follows:

(in millions)	2006	2005	2004
Amount computed using the statutory rate	$ (121)	$ (280)	$ (40)
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	6	—	(9)
Export sales and manufacturing credits	(14)	(28)	(30)
Operations outside the U.S.	(16)	(101)	(89)
Valuation allowance	393	995	(10)
Tax settlements and adjustments, including interest	16	(13)	1
Other, net	(10)	(18)	(5)
Provision (benefit) for income taxes	$ 254	$ 555	$ (182)

Valuation Allowance - U.S.

The Company has performed the required assessment of positive and negative evidence regarding the realization of the net deferred tax assets in accordance with SFAS No. 109. This assessment included the evaluation of scheduled reversals of deferred tax assets and liabilities, estimates of projected future taxable income, carryback potential and tax planning strategies.

As of December 31, 2006, the Company has a valuation allowance of $1,525 million relating to its net deferred tax assets in the U.S. of $1,767 million. The remaining net deferred tax assets in excess of the valuation allowance of $242 million relate primarily to current year losses and certain tax credits which the Company believes it is more likely than not that the assets will be realized. The Company continues to record a valuation allowance on all U.S. tax benefits until an appropriate level of profitability in the U.S. is sustained or until the Company is able to generate enough taxable income through other tax planning strategies and transactions.

As of December 31, 2005, the Company had a valuation allowance of $1,116 million relating to its net deferred tax assets in the U.S. of $1,195 million. The valuation allowance of $1,116 million is attributable to (i) the charges totaling $961 million that were recorded in the third and fourth quarters of 2005 and (ii) a valuation allowance of $155 million recorded in a prior year for certain state tax carryforward deferred tax assets which the Company believes it is not more likely than not that the assets will be realized. The remaining net deferred tax assets in excess of the valuation allowance of $79 million relate to certain foreign tax credit deferred tax assets relating to which the Company believes it is more likely than not that the assets will be realized.

Valuation Allowance - Outside the U.S.

As of December 31, 2006, the Company has a valuation allowance of approximately $324 million relating to its net deferred tax assets outside of the U.S. of $728 million. The valuation allowance of $324 million is primarily attributable to certain net operating loss and capital loss carryforward assets which the Company believes are not more likely than not to be realized.

During the fourth quarter of 2006, based on the Company's assessment of positive and negative evidence regarding the realization of the net deferred tax assets, the Company recorded additional valuation allowances of $90 million against its net deferred tax assets in certain jurisdictions outside the U.S. In accordance with SFAS No. 109, the Company's assessment included the evaluation of scheduled reversals of deferred tax assets and liabilities, estimates of projected future taxable income, carryback potential and tax planning strategies. Based on the Company's assessment of realizability, the Company concluded that it was no longer more likely than not that these net deferred tax assets would be realized and, as such, recorded a valuation allowance of $90 million.

As of December 31, 2005, the Company had a valuation allowance of $212 million relating to its net deferred tax assets outside of the U.S. of $569 million. The valuation allowance of $212 million was attributable to certain net operating loss and capital loss carryforwards for which the Company believes it is not more likely than not that the assets will be realized.

Tax Settlements, Including Interest

During 2006, the Company has continued to be audited by various taxing authorities. No material settlements were reached during the year. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2007 in the United States and in certain foreign jurisdictions that could have a significant earnings impact. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

During 2005, the Company reached a settlement with the Internal Revenue Service covering tax years 1993-1998. As a result, the Company recognized a tax benefit from continuing operations of $44 million, including interest. Net income from discontinued operations for 2005 was $150 million, which was net of a $203 million tax benefit. The $203 million tax benefit for 2005 resulted from the Company's audit settlement with the Internal Revenue Service for tax years covering 1993 through 1998.

During 2004, the Company reached a settlement with the Internal Revenue Service covering tax years 1982-1992. As a result, the Company recognized a tax benefit of $37 million in 2004, which consisted of benefits of $32 million related to a formal concession concerning the taxation of certain intercompany royalties that could not legally be distributed to the parent entity and $9 million related to the income tax treatment of a patent infringement litigation settlement, and a $4 million charge related to other tax items. The Company also reached a favorable resolution of interest calculations for these years, and recorded a benefit of $8 million. Finally, the Company recorded net charges of $13 million for adjustments for audit years 1993 and thereafter.

The Company and its subsidiaries' income tax returns are routinely examined by various authorities. In management's opinion, adequate provision for income taxes has been made for all open years in accordance with SFAS No. 5, "Accounting for Contingencies." A degree of judgment is required in determining our effective tax rate and in evaluating our tax position. The Company establishes reserves when, despite significant support for the Company's filing position, a belief exists that these positions may be challenged by the respective tax jurisdiction. The reserves are adjusted upon the occurrence of external, identifiable events, including the settlement of the related tax audit year with the Internal Revenue Service. A change in our tax reserves could have a significant impact on our effective tax rate and our operating results.

Deferred Tax Assets and Liabilities

The significant components of deferred tax assets and liabilities were as follows:

(in millions)	2006	2005
Deferred tax assets		
Pension and postretirement obligations	$ 935	$ 1,132
Restructuring programs	126	91
Foreign tax credit	353	447
Investment tax credits	147	156
Employee deferred compensation	143	106
Tax loss carryforwards	554	269
Other deferred revenue	214	—
Other	475	447
Total deferred tax assets	2,947	2,648
Deferred tax liabilities		
Depreciation	177	519
Leasing	71	78
Inventories	74	116
Other	130	171
Total deferred tax liabilities	452	884
Valuation allowance	1,849	1,328
Net deferred tax assets	$ 646	$ 436

Deferred tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

(in millions)	2006	2005
Deferred income taxes (current)	$ 108	$ 100
Other long-term assets	642	450
Accrued income taxes	(103)	(81)
Other long-term liabilities	(1)	(33)
Net deferred tax assets	$ 646	$ 436

At December 31, 2006, the Company had available net operating loss carryforwards both inside and outside of the U.S. of approximately $1,767 million for income tax purposes, of which approximately $663 million has an indefinite carryforward period. The remaining $1,104 million expires between the years 2007 and 2026. Utilization of these net operating losses may be subject to limitations in the event of significant changes in stock ownership of the Company. The Company also has $353 million of unused foreign tax credits at December 31, 2006, with various expiration dates through 2016.

The valuation allowance as of December 31, 2006 of $1,849 million is attributable to $324 million of foreign net deferred tax assets, including certain net operating loss and capital loss carryforwards and $1,525 million of U.S. net deferred tax assets, including current year losses and certain tax credits, which the Company believes it is not more likely than not that the assets will be realized.

The valuation allowance as of December 31, 2005 of $1,328 million is attributable to $212 million of foreign net deferred tax assets, including certain net operating loss and capital loss carryforwards and $1,116 million of U.S. net deferred tax assets, including current year losses and credits, which the Company believes it is not more likely than not that the assets will be realized.

The Company has recognized the balance of its deferred tax assets on the belief that it is more likely than not that they will be realized. This belief is based on an assessment of all available evidence, including an evaluation of scheduled reversals of deferred tax assets and liabilities, estimates of projected future taxable income, carryback potential and tax planning strategies.

The Company has been utilizing net operating loss carryforwards to offset taxable income from its operations in China that have become profitable. The Company has been granted a tax holiday in China that became effective when the net operating loss carryforwards were fully utilized during 2004. The tax holiday thus became effective during 2004, and the Company's tax rate in China was zero percent for 2005. For 2006, 2007 and 2008, the Company's tax rate will be 7.5%, which is 50% of the normal 15% tax rate for the jurisdiction in which Kodak operates. Thereafter, the Company's tax rate will be 15%.

Retained earnings of subsidiary companies outside the U.S. were approximately $2,031 million and $1,906 million at December 31, 2006 and 2005, respectively. Deferred taxes have not been provided on such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings, and it is not practicable to determine the deferred tax liability on such undistributed earnings in the event they were to be remitted. However, the Company periodically repatriates a portion of these earnings to the extent that it can do so tax-free, or at minimal cost.

The Jobs Creation Act was signed into law in October of 2004. The Act created a temporary incentive for U.S. multinationals to repatriate foreign subsidiary earnings by providing a 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and requirements, including adoption of a specific domestic reinvestment plan for the repatriated earnings. The Company repatriated approximately $580 million in dividends subject to the 85% dividends received deduction. Accordingly, the Company recorded a corresponding tax provision of $29 million with respect to such dividends during 2005.

NOTE 16: RESTRUCTURING COSTS AND OTHER

The Company is currently undergoing the transformation from a traditional products and services company to a digital products and services company. In connection with this transformation, the Company announced a cost reduction program in January 2004 that would extend through 2006 to achieve the appropriate business model and to significantly reduce its worldwide facilities footprint. In July 2005, the Company announced an extension to this program into 2007 to accelerate its digital transformation, which included further cost reductions that will result in a business model consistent with what is necessary to compete profitably in digital markets.

In connection with its announcement relating to the extended "2004-2007 Restructuring Program," the Company has provided estimates with respect to (1) the number of positions to be eliminated, (2) the facility square footage reduction, (3) the reduction in its traditional manufacturing infrastructure, and (4) the total restructuring charges to be incurred.

The actual charges for initiatives under this program are recorded in the period in which the Company commits to formalized restructuring plans or executes the specific actions contemplated by the program and all criteria for restructuring charge recognition under the applicable accounting guidance have been met.

Restructuring Programs Summary

The activity in the accrued restructuring balances and the non-cash charges incurred in relation to all of the restructuring programs described below was as follows for the year ended December 31, 2006:

(in millions)	Balance Dec. 31, 2005	Charges	Reversals	Cash Payments[1]	Non-cash Settlements	Other Adjustments and Reclasses [2]	Balance Dec. 31, 2006
2004-2007 Restructuring Program:							
Severance reserve	$ 271	$ 318	$ (3)	$ (416)	$ —	$ 58	$ 228
Exit costs reserve	23	69	(1)	(67)	—	—	24
Total reserve	$ 294	$ 387	$ (4)	$ (483)	$ —	$ 58	$ 252
Long-lived asset impairments and inventory write-downs	$ —	$ 100	$ —	$ —	$ (100)	$ —	$ —
Accelerated depreciation	—	285	—	—	(285)	—	—
Pre-2004 Restructuring Programs:							
Severance reserve	$ 2	$ —	$ —	$ (2)	$ —	$ —	$ —
Exit costs reserve	13	—	—	(3)	—	1	11
Total reserve	$ 15	$ —	$ —	$ (5)	$ —	$ 1	$ 11
Total of all restructuring programs	$ 309	$ 772	$ (4)	$ (488)	$ (385)	$ 59	$ 263

(1) During the year ended December 31, 2006, the Company paid approximately $548 million related to restructuring. Of this total amount, $488 million was recorded against restructuring reserves, while $60 million was recorded against pension and other postretirement liabilities.

(2) The total restructuring charges of $772 million, excluding reversals, include: (1) pension and other postretirement charges and credits for curtailments, settlements and special termination benefits, and (2) environmental remediation charges that resulted from the Company's ongoing restructuring actions. However, because these charges and credits relate to the accounting for pensions, other postretirement benefits, and environmental remediation costs, the related impacts on the Consolidated Statement of Financial Position are reflected in their respective components as opposed to within the accrued restructuring balances at December 31, 2006 or 2005. Accordingly, the Other Adjustments and Reclasses column of the table above includes: (1) reclassifications to Other long-term assets and Pension and other postretirement liabilities for the position elimination-related impacts on the Company's pension and other postretirement employee benefit plan arrangements, including net curtailment gains, settlement gains, and special termination benefits of $37 million, and (2) reclassifications to Other long-term liabilities for the restructuring-related impacts on the Company's environmental remediation liabilities of $(9) million. Additionally, the Other Adjustments and Reclasses column of the table above includes: (1) adjustments to the restructuring reserves of $20 million related to the KPG and Creo purchase accounting impacts that were charged appropriately to Goodwill as opposed to Restructuring charges, and (2) foreign currency translation adjustments of $10 million, which are reflected in Accumulated other comprehensive loss in the Consolidated Statement of Financial Position.

The costs incurred, net of reversals, which total $768 million for the year ended December 31, 2006, include $285 million and $12 million of charges related to accelerated depreciation and inventory write-downs, respectively, which were reported in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The remaining costs incurred, net of reversals, of $471 million, were reported as restructuring costs and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The severance reserve and exit costs reserve generally require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

2004-2007 Restructuring Program

The Company announced on January 22, 2004 that it planned to develop and execute a comprehensive cost reduction program throughout the 2004 to 2006 timeframe. The objective of these actions was to achieve a business model appropriate for the Company's traditional businesses, and to sharpen the Company's competitiveness in digital markets.

The program was expected to result in total charges of $1.3 billion to $1.7 billion over the three-year period, of which $700 million to $900 million related to severance, with the remainder relating to the disposal of buildings and equipment. Overall, Kodak's worldwide facility square footage was expected to be reduced by approximately one-third. Approximately 12,000 to 15,000 positions worldwide were expected to be eliminated through these actions primarily in global manufacturing, selected traditional businesses and corporate administration.

On July 20, 2005, the Company announced that it would extend the restructuring activity, originally announced in January 2004, as part of its efforts to accelerate its digital transformation and to respond to a faster-than-expected decline in consumer film sales. As a result of this announcement, the overall restructuring program was renamed the "2004-2007 Restructuring Program." Under the 2004-2007 Restructuring Program, the Company expected to increase the total employment reduction to a range of 22,500 to 25,000 positions, and to reduce its traditional manufacturing infrastructure to approximately $1 billion, compared with $2.9 billion as of December 31, 2004. These changes were expected to increase the total charges under the program to a range of $2.7 billion to $3.0 billion. Based on the actual actions taken through the end of the fourth quarter of 2006 under this program and an understanding of the estimated remaining actions to be taken, the Company expected that the employment reductions and total charges under this program would be within the ranges of 25,000 to 27,000 positions and $3.0 billion to $3.4 billion, respectively. On February 8, 2007, the Company updated the ranges for anticipated restructuring activity. The Company now expects that the total employment reductions will be in the range of 28,000 to 30,000 positions and total charges will be in the range of $3.6 billion to $3.8 billion.

The Company implemented certain actions under this program during 2006. As a result of these actions, the Company recorded charges of $768 million in 2006, net of reversals, which were composed of severance, long-lived asset impairments, exit costs, accelerated depreciation, and inventory write-downs of $315 million, $88 million, $68 million, $285 million and $12 million, respectively. The severance costs related to the elimination of approximately 5,625 positions, including approximately 500 photofinishing, 2,950 manufacturing, 375 research and development and 1,800 administrative positions. The geographic composition of the positions to be eliminated includes approximately 2,675 in the United States and Canada and 2,950 throughout the rest of the world. The reduction of the 5,625 positions and the $387 million charges for severance and exit costs are reflected in the 2004-2007 Restructuring Program table below. The $88 million charge for long-lived asset impairments was included in restructuring costs and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The charges taken for inventory write-downs of $12 million were reported in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006.

As a result of initiatives implemented under the 2004-2007 Restructuring Program, the Company recorded $285 million of accelerated depreciation on long-lived assets in cost of goods sold in the accompanying Consolidated Statement of Operations for the year ended December 31, 2006. The accelerated depreciation relates to long-lived assets accounted for under the held and used model of SFAS No. 144. The year-to-date amount of $285 million relates to $11 million of photofinishing facilities and equipment, $271 million of manufacturing facilities and equipment, and $3 million of administrative facilities and equipment that will be used until their abandonment. The Company will record approximately $33 million of additional accelerated depreciation in 2007 related to the initiatives implemented in 2006. Additional amounts of accelerated depreciation may be recorded in 2007 as the Company continues to execute its 2004-2007 Restructuring Program.

Under this program, on a life-to-date basis as of December 31, 2006, the Company has recorded charges of $2,731 million, which were composed of severance, long-lived asset impairments, exit costs, inventory write-downs and accelerated depreciation of $1,233 million, $350 million, $252 million, $68 million and $828 million, respectively. The severance costs related to the elimination of approximately 23,375 positions, including approximately 6,200 photofinishing, 10,900 manufacturing, 1,375 research and development and 4,900 administrative positions.

The following table summarizes the activity with respect to the charges recorded in connection with the focused cost reduction actions that the Company has committed to under the 2004-2007 Restructuring Program and the remaining balances in the related reserves at December 31, 2006:

(dollars in millions)	Number of Employees	Severance Reserve	Exit Costs Reserve	Total	Long-lived Asset Impairments and Inventory Write-downs	Accelerated Depreciation
2004 charges	9,625	$ 418	$ 99	$ 517	$ 157	$ 152
2004 reversals	—	(6)	(1)	(7)	—	—
2004 utilization	(5,175)	(169)	(47)	(216)	(157)	(152)
2004 other adj. & reclasses	—	24	(15)	9	—	—
Balance at 12/31/04	4,450	267	36	303	—	—
2005 charges	8,125	497	84	581	161	391
2005 reversals	—	(3)	(6)	(9)	—	—
2005 utilization	(10,225)	(377)	(95)	(472)	(161)	(391)
2005 other adj. & reclasses	—	(113)	4	(109)	—	—
Balance at 12/31/05	2,350	271	23	294	—	—
2006 charges	5,625	318	69	387	100	285
2006 reversals	—	(3)	(1)	(4)	—	—
2006 utilization	(5,700)	(416)	(67)	(483)	(100)	(285)
2006 other adj. & reclasses	—	58	—	58	—	—
Balance at 12/31/06	2,275	$ 228	$ 24	$ 252	$ —	$ —

As a result of the initiatives being implemented under the 2004-2007 Restructuring Program, severance payments will be paid during periods through 2008 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. Most exit costs were paid during 2006. However, certain costs, such as long-term lease payments, will be paid over periods after 2006.

The charges of $772 million recorded in 2006, excluding reversals, included $158 million applicable to the Film and Photofinishing Systems Group segment, $27 million applicable to the Consumer Digital Group segment, $22 million applicable to the Health Group segment, and $38 million applicable to the Graphic Communications Group segment, and $28 million applicable to All Other. The balance of $499 million was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

Pre-2004 Restructuring Programs

At December 31, 2006, the Company had remaining exit costs reserves of $11 million, relating to restructuring plans committed to or executed prior to 2004. Most of these remaining exit costs reserves represent long-term lease payments, which will continue to be paid over periods throughout and after 2007.

NOTE 17: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory defined benefit plan, the Kodak Retirement Income Plan (KRIP), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the trust fund are held for the sole benefit of participating employees and retirees. They are comprised of corporate equity and debt securities, U.S. government securities, partnership and joint venture investments, interests in pooled funds, and various types of interest rate, foreign currency and equity market financial instruments.

On March 25, 1999, the Company amended this plan to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the KRIP plan or the Cash Balance Plus plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance Plus plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in this plan and the Company's defined contribution plan, the Savings and Investment Plan (SIP), the Company will match SIP contributions for an amount up to 3% of pay, for employee contributions of up to 5% of pay. Company contributions to SIP were $15 million, $13 million and $15 million for 2006, 2005 and 2004, respectively. As a result

of employee elections to the Cash Balance Plus plan, the reductions in future pension expense will be almost entirely offset by the cost of matching employee contributions to SIP. The impact of the Cash Balance Plus plan is shown as a plan amendment.

The Company also sponsors unfunded defined benefit plans for certain U.S. employees, primarily executives. The benefits of these plans are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP.

Most subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

The measurement date used to determine the pension obligation for all funded and unfunded U.S. and Non-U.S. defined benefit plans is December 31.

See Note 1, "Significant Accounting Policies" for information regarding the Company's adoption of SFAS No. 158 as of December 31, 2006. SFAS No. 158 requires recognition of the overfunded or underfunded status of defined benefit plans as an asset or liability. Accordingly, the overfunded and underfunded status of the Company's defined benefit plans are recognized as assets and liabilities, respectively, in the Consolidated Statement of Financial Position as of December 31, 2006. Information regarding the major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

	2006		2005	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 6,204	$ 3,784	$ 6,475	$ 3,652
Acquisitions/divestitures	—	—	—	46
Service cost	92	35	116	41
Interest cost	325	180	346	167
Participant contributions	—	16	—	14
Plan amendment	—	2	—	(1)
Benefit payments	(394)	(261)	(740)	(227)
Actuarial (gain) loss	(190)	(115)	92	463
Curtailments	(53)	(30)	(85)	(22)
Settlements	(442)	(20)	—	(62)
Special termination benefits	15	41	—	101
Currency adjustments	—	435	—	(388)
Projected benefit obligation at December 31	$ 5,557	$ 4,067	$ 6,204	$ 3,784
Change in Plan Assets				
Fair value of plan assets at January 1	$ 6,593	$ 2,927	$ 6,480	$ 2,871
Acquisitions/divestitures	—	—	14	36
Actual return on plan assets	1,006	283	814	428
Employer contributions	57	131	25	156
Participant contributions	—	16	—	14
Settlements	(442)	(13)	—	(60)
Benefit payments	(394)	(261)	(740)	(227)
Currency adjustments	—	336	—	(291)
Fair value of plan assets at December 31	$ 6,820	$ 3,419	$ 6,593	$ 2,927
Over (Under) Funded Status at December 31	$ 1,263	$ (648)	$ 389	$ (857)
Unrecognized:				
Net transition obligation			—	9
Net actuarial loss			235	990
Prior service cost			4	43
Net amount recognized at December 31			$ 628	$ 185

Amounts recognized in the Consolidated Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

(in millions)	2006 U.S.	2006 Non-U.S.	2005 U.S.	2005 Non-U.S.
Other long-term assets	$ 1,514	$ 63	$ 790	$ 329
Accounts payable and other current liabilities	(19)	(1)	—	—
Pension and other postretirement liabilities	(232)	(710)	(162)	(142)
Additional minimum pension liability	—	—	(101)	(796)
Intangible asset	—	—	2	21
Accumulated other comprehensive loss	—	—	99	773
Net amount recognized at December 31	$ 1,263	$ (648)	$ 628	$ 185

The additional minimum pension liability (net of intangible asset) is included in pension and other postretirement liabilities at December 31, 2005.

Amounts recognized in accumulated other comprehensive loss, as a result of the adoption of SFAS No. 158, for all major funded and unfunded U.S. and Non-U.S. defined benefit plans consist of:

(in millions)	2006 U.S.	2006 Non-U.S.
Net transition obligation	$ —	$ 2
Prior service cost	2	6
Net actuarial (gain) loss	(429)	903
Total	$ (427)	$ 911

The accumulated benefit obligations for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

(in millions)	2006 U.S.	2006 Non-U.S.	2005 U.S.	2005 Non-U.S.
Accumulated benefit obligation	$ 5,199	$ 3,888	$5,719	$ 3,587

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in millions)	2006 U.S.	2006 Non-U.S.	2005 U.S.	2005 Non-U.S.
Projected benefit obligation	$ 387	$ 3,723	$ 422	$ 3,426
Accumulated benefit obligation	368	3,554	389	3,241
Fair value of plan assets	136	3,012	126	2,542

Pension (income) expense for all defined benefit plans included:

	2006		2005		2004	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$ 92	$ 35	$ 116	$ 41	$ 119	$ 38
Interest cost	325	180	346	167	381	169
Expected return on plan assets	(525)	(224)	(518)	(208)	(534)	(198)
Amortization of:						
Transition asset	—	(1)	—	(1)	—	(1)
Prior service cost	1	13	1	25	1	(17)
Actuarial loss	8	82	33	66	28	48
Pension (income) expense before special termination benefits, curtailments and settlements	(99)	85	(22)	90	(5)	39
Special termination benefits	15	41	—	101	—	52
Curtailment (gains) losses	(50)	(6)	—	21	8	—
Settlement (gains) losses	(27)	(8)	54	11	—	—
Net pension (income) expense	(161)	112	32	223	3	91
Other plans including unfunded plans	—	22	—	18	—	7
Total net pension (income) expense	(161)	134	32	241	3	98
Net pension expense (income) from discontinued operations	1	—	(54)	—	—	—
Net pension (income) expense from continuing operations	$ (160)	$ 134	$ (22)	$ 241	$ 3	$ 98

The estimated actuarial loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic pension cost over the next fiscal year are $79 million and $2 million, respectively.

The special termination benefits of $56 million, $101 million and $52 million for the years ended December 31, 2006, 2005 and 2004, respectively, were incurred as a result of the Company's restructuring actions and, therefore, have been included in restructuring costs and other in the Consolidated Statement of Operations for those respective periods. In addition, curtailment and settlement charges totaling $50 million and $30 million for 2006, $21 million and $11 million for 2005, and $8 million and $0 million for 2004 were also incurred as a result of the Company's restructuring actions and, therefore, have been included in restructuring costs and other in the Consolidated Statement of Operations for those respective periods.

In connection with the divestiture of RSS, the final asset transfer was completed in November 2005. In connection with the final asset transfer, a one-time settlement charge of $54 million was recognized during the fourth quarter of 2005 in discontinued operations. See Note 22, "Discontinued Operations."

The Japanese Welfare Pension Insurance Law (JWPIL) was amended in June 2001 to permit employers with Employees' Pension Funds (EPFs) to separate the pay related portion of the old-age pension benefits under the JWPIL (Substitutional Portion) from the EPF. This obligation and related plan assets are transferred to a government agency, thereby relieving the EPF from paying the substitutional portion of benefits. The Kodak Japan Limited EPF completed the transfer of the substitutional portion to the Japanese Government in December 2004. The effect of the transfer resulted in a one-time credit due to the derecognition of future salary increases in the amount of $3 million, a one-time credit due to the government subsidy from the transfer of liabilities and related plan assets of $25 million and a one-time charge due to the accelerated recognition of unrecognized loss in accordance with SFAS No. 88 settlement accounting in the amount of $20 million.

The weighted-average assumptions used to determine the benefit obligation amounts as of the end of the year for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	2006		2005	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.99%	5.00%	5.51%	4.51%
Salary increase rate	4.55%	3.20%	4.58%	3.67%

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	2006		2005	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.98%	4.78%	5.57%	4.85%
Salary increase rate	4.58%	3.67%	4.33%	3.29%
Expected long-term rate of return on plan assets	8.60%	7.99%	9.00%	8.12%

Of the total plan assets attributable to the major U.S. defined benefit plans at December 31, 2006 and 2005, 98% relate to the KRIP plan. The expected long-term rate of return on plan assets assumption (EROA) is determined from the plan's asset allocation using forward-looking assumptions in the context of historical returns, correlations and volatilities. The investment strategy underlying the asset allocation is to manage the assets of the U.S. plans to provide for the long-term liabilities while maintaining sufficient liquidity to pay current benefits. This is primarily achieved by holding equity-like investments while investing a portion of the assets in long duration bonds in order to provide for benefits included in the projected benefit obligation. The Company undertakes an asset and liability modeling study once every three years or when there are material changes in the composition of the plan liability or capital markets. The Company completed its most recent study in 2005, which supports the EROA of 9%.

The expected return on plan assets for the major non-U.S. pension plans range from 3.74% to 9.00% for 2006. Every three years or when market conditions have changed materially, the Company will undertake new asset and liability modeling studies for each of its larger pension plans. The asset allocations and expected return on plan assets are individually set to provide for benefits included in the projected benefit obligation within each country's legal investment constraints. The investment strategy is to manage the assets of the non-U.S. plans to provide for the long-term liabilities while maintaining sufficient liquidity to pay current benefits. This is primarily achieved by holding equity-like investments while investing a portion of the assets in long duration bonds in order to partially match the long-term nature of the liabilities.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plans at December 31, 2006 and 2005, by asset category, are as follows:

Asset Category	2006	2005	Target
Equity securities	42%	42%	32%-42%
Debt securities	30%	31%	29%-34%
Real estate	5%	5%	3%-13%
Other	23%	22%	19%-29%
Total	100%	100%	

The Company's weighted-average asset allocations for its major non-U.S. Defined Benefit Pension Plans at December 31, 2006 and 2005, by asset category are as follows:

Asset Category	2006	2005	Target
Equity securities	35%	35%	32%-42%
Debt securities	31%	32%	28%-34%
Real estate	7%	7%	3%-13%
Other	27%	26%	19%-29%
Total	100%	100%	

The Other asset category in the tables above is primarily composed of private equity, venture capital, cash and other investments.

The Company expects to contribute approximately $19 million and $41 million in 2007 for U.S. and Non-U.S. defined benefit pension plans, respectively.

The following pension benefit payments, which reflect expected future service, are expected to be paid:

(in millions)	U.S.	Non-U.S.
2007	$ 461	$ 239
2008	441	224
2009	438	218
2010	436	214
2011	434	213
2012-2016	2,199	1,034

NOTE 18: OTHER POSTRETIREMENT BENEFITS

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. Generally, to be eligible for the plan, individuals retiring prior to January 1, 1996 were required to be 55 years of age with ten years of service or their age plus years of service must have equaled or exceeded 75. For those retiring after December 31, 1995, the individuals must be 55 years of age with ten years of service or have been eligible as of December 31, 1995. Based on the eligibility requirements, these benefits are provided to U.S. retirees who are covered by the Company's KRIP plan and are funded from the general assets of the Company as they are incurred. However, those under the Cash Balance Plus portion of the KRIP plan would be required to pay the full cost of their benefits under the plan. The Company's subsidiaries in the United Kingdom and Canada offer similar healthcare benefits.

The measurement date used to determine the net benefit obligation for the Company's other postretirement benefit plans is December 31.

See Note 1, "Significant Accounting Policies" for information regarding the Company's adoption of SFAS No. 158 as of December 31, 2006. SFAS No. 158 requires recognition of the overfunded or underfunded status of postretirement benefit plans as an asset or liability. Accordingly, the underfunded status of the Company's postretirement benefit plans is recognized as a liability in the Consolidated Statement of Financial Position as of December 31, 2006. Changes in the Company's benefit obligation and funded status for the U.S., United Kingdom and Canada other postretirement benefit plans are as follows:

(in millions)	2006	2005
Net benefit obligation at beginning of year	$ 3,061	$ 3,270
Service cost	11	14
Interest cost	166	170
Plan participants' contributions	23	20
Plan amendments	(15)	—
Actuarial loss (gain)	18	(121)
Curtailments	(14)	(29)
Benefit payments	(247)	(260)
Currency adjustments	6	(3)
Net benefit obligation at end of year	$ 3,009	$ 3,061
Underfunded status at end of year	$ (3,009)	$ (3,061)
Unamortized net actuarial loss		968
Unamortized prior service credit		(172)
Net amount recognized and recorded at December 31, 2005		$(2,265)

Amounts recognized in the Consolidated Statement of Financial Position for the Company's U.S., United Kingdom, and Canada plans consist of:

(in millions)	2006
Current liabilities	$ (253)
Pension and other postretirement liabilities	(2,756)
	$ (3,009)

Amounts recognized in accumulated other comprehensive loss, as a result of the adoption of SFAS No. 158, for the Company's U.S., United Kingdom, and Canada plans consist of:

(in millions)	2006
Prior service credit	$ (123)
Net actuarial loss	923
Total	$ 800

Other postretirement benefit cost for the Company's U.S., United Kingdom, and Canada plans included:

(in millions)	2006	2005	2004
Components of net postretirement benefit cost			
Service cost	$ 11	$ 14	$ 15
Interest cost	166	170	189
Amortization of:			
Prior service cost	(46)	(52)	(59)
Actuarial loss	50	68	85
Other postretirement benefit cost before curtailment and settlement gains	181	200	230
Curtailment gains	(17)	(28)	(63)
Settlement gains	—	—	(64)
Net other postretirement benefit cost from continuing operations	$ 164	$ 172	$ 103

The estimated prior service credit and net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $44 million and $59 million, respectively.

During the quarter ended June 30, 2004, the Company adopted the provisions of FSP 106-2 with respect to its U.S. Other Postretirement Plan, which resulted in a remeasurement of the Plan's accumulated projected benefit obligation (APBO) as of April 1, 2004. This remeasurement takes into account the impact of the subsidy the Company will receive under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) and certain actuarial assumption changes including: (1) changes in participation rates, (2) a decrease in the Company's Medicare plan premiums, and (3) a decrease in the discount rate from 6.00% to 5.75%. The actuarially determined impact of the subsidy reduced the APBO by approximately $228 million. The effect of the subsidy on the measurement of the net periodic other postretirement benefit cost in 2004 was to reduce the cost by approximately $52 million as follows:

	12 months ended December 31, 2004		
(in millions)	Effect of Subsidy	Effect of Assumption Changes	Total
Service cost	$ —	$ 1	$ 1
Interest cost	13	13	26
Amortization of actuarial gain	17	8	25
	$ 30	$ 22	$ 52

The effect of the subsidy has been included in the measurement of the net periodic other postretirement cost subsequent to 2004.

The U.S. plan represents approximately 97% of the total other postretirement net benefit obligation as of both December 31, 2006 and 2005 and, therefore, the weighted-average assumptions used to compute the other postretirement benefit amounts approximate the U.S. assumptions.

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	2006	2005
Discount rate	5.73%	5.50%
Salary increase rate	4.22%	4.60%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	2006	2005
Discount rate	5.79%	5.50%
Salary increase rate	4.26%	4.34%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2006	2005
Healthcare cost trend	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2011	2011

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	1% increase	1% decrease
Effect on total service and interest cost	$ 1	$ (5)
Effect on postretirement benefit obligation	18	(79)

The Company expects to contribute $273 million to its other postretirement benefit plans in 2007.

The following other postretirement benefits, which reflect expected future service, are expected to be paid.

(in millions)		Medicare Part D (U.S.)
2007	$ 273	$ (20)
2008	277	(22)
2009	282	(24)
2010	286	(26)
2011	285	(27)
2012-2016	1,306	(143)

NOTE 19: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income, net of tax, at December 31, 2006, 2005 and 2004 were as follows:

(in millions)	2006	2005	2004
Accumulated unrealized holding (losses) gains related to available-for-sale securities	$ (10)	$ (8)	$ —
Accumulated unrealized gains (losses) related to hedging activity	—	4	(2)
Accumulated translation adjustments	197	109	328
Accumulated minimum pension liability adjustments	(436)	(572)	(416)
Adjustment to initially apply SFAS No. 158 for pension and other postretirement benefits	(386)	—	—
Total	$(635)	$ (467)	$ (90)

NOTE 20: STOCK OPTION AND COMPENSATION PLANS

The Company's stock incentive plans consist of the 2005 Omnibus Long-Term Compensation Plan (the 2005 Plan), the 2000 Omnibus Long-Term Compensation Plan (the 2000 Plan), and the 1995 Omnibus Long-Term Compensation Plan (the 1995 Plan). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors.

Under the 2005 Plan, 11 million shares of the Company's common stock may be granted to employees between January 1, 2005 and December 31, 2014. This share reserve may be increased by: shares that are forfeited pursuant to awards made under the 1995 and 2000 Plans; shares retained for payment of tax withholding; shares issued in connection with reinvestments of dividends and dividend equivalents; shares delivered for payment or satisfaction of tax withholding; shares reacquired on the open market using option exercise price cash proceeds; and awards that otherwise do not result in the issuance of shares. The 2005 Plan is substantially similar to and is intended to replace the 2000 Plan, which expired on January 18, 2005. Stock options are generally non-qualified and are issued at prices not less than 100% of the per share fair market value on the date of grant. Options granted under the 2005 Plan generally expire seven years from the date of grant, but may be forfeited or canceled earlier if the optionee's employment terminates prior to the end of the contractual term. The 2005 Plan also provides for Stock Appreciation Rights (SARs) to be granted, either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the increase in the market price of the Company's stock from the grant date to the exercise date. At December 31, 2006, 8,000 freestanding SARs were outstanding under the 2005 Plan at option prices ranging from $24.59 to $25.58. Compensation expense recognized in 2006 on those freestanding SARs was not material.

Under the 2000 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan is substantially similar to, and was intended to replace, the 1995 Plan, which expired on December 31, 1999. Stock options are generally non-qualified and are at prices not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 2000 Plan also provides for SARs to be granted, either in tandem with options or freestanding. At December 31, 2006, 47,138 freestanding SARs were outstanding under the 2000 Plan at option prices ranging from $23.25 to $60.50. Compensation expense recognized in 2006 on those freestanding SARs was not material.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. Stock options are generally non-qualified and are at prices not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan also provides for SARs to be granted, either in tandem with options or freestanding. At December 31, 2006, 144,399 freestanding SARs were outstanding under the 1995 Plan at option prices ranging from $31.30 to $90.63. Compensation expense recognized in 2006 on those freestanding SARs was not material.

In addition, the 2005 Plan, the 2000 Plan, and the 1995 Plan provide for, but are not limited to, grants of unvested stock and performance awards. Compensation expense recognized in 2006 for these awards, based on their fair value, was not material.

Further information relating to stock options is as follows:

(Amounts in thousands, except per share amounts)	Shares Under Option	Range of Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding on December 31, 2003	39,549	$22.58 – $92.31	$48.30
Granted	800	$24.92 – $33.32	$30.18
Exercised	157	$22.58 – $31.30	$30.84
Terminated, Canceled or Surrendered	2,982	$22.58 – $75.66	$41.70
Outstanding on December 31, 2004	37,210	$22.58 – $92.31	$48.51
Granted	1,852	$22.03 – $31.57	$25.89
Exercised	389	$22.58 – $31.88	$30.68
Terminated, Canceled or Surrendered	2,630	$23.25 – $83.19	$48.53
Outstanding on December 31, 2005	36,043	$22.03 – $92.31	$47.54
Granted	1,605	$20.12 – $27.70	$25.48
Exercised	20	$22.58 – $26.71	$24.97
Terminated, Canceled or Surrendered	3,017	$22.03 – $83.19	$58.46
Outstanding on December 31, 2006	34,611	$20.12 – $92.31	$45.57
Exercisable on December 31, 2004	33,196	$22.58 – $92.31	$50.32
Exercisable on December 31, 2005	32,330	$22.58 – $92.31	$49.69
Exercisable on December 31, 2006	31,548	$22.58 – $92.31	$47.44

The table above excludes approximately 68 (in thousands) options granted by the Company in 2001 at an exercise price of $.05-$21.91 as part of an acquisition. At December 31, 2006, approximately 4 (in thousands) stock options were outstanding in relation to this acquisition.

The following table summarizes information about stock options at December 31, 2006:

(Number of options in thousands)		Options Outstanding			Options Exercisable	
Range of Exercise Prices At Least	Less Than	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$20	- $30	4,871	5.26	$26.05	2,056	$26.60
$30	- $40	16,514	3.79	$32.46	16,286	$32.46
$40	- $50	578	4.08	$41.71	577	$41.70
$50	- $60	1,666	3.21	$54.77	1,661	$54.77
$60	- $70	5,974	1.53	$65.43	5,961	$65.44
$70	- $80	2,684	0.61	$74.20	2,683	$74.20
Over $80		2,324	0.17	$89.96	2,324	$89.96
		34,611			31,548	

The weighted-average remaining contractual term and aggregate intrinsic value of all options outstanding at December 31, 2006 was 3.10 years and negative $684,407 thousand, respectively. The weighted-average remaining contractual term and aggregate intrinsic value of all options exercisable at December 31, 2006 was 2.85 years and negative $682,611 thousand, respectively. The negative aggregate intrinsic value of all options outstanding and exercisable, respectively, reflects the fact that the market price of the Company's common stock as of December 31, 2006 was below the weighted-average exercise price of options. The total intrinsic value of options exercised during years ended December 31, 2006, 2005 and 2004 was (in thousands) $61, $1,238, and $417, respectively.

As of December 31, 2006, there was $12.7 million of total unrecognized compensation cost related to unvested options. The cost is expected to be recognized over a weighted-average period of 2.2 years.

The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $8 million, $16 million and $15 million, respectively.

Cash received for option exercises for the years ended December 31, 2006, 2005 and 2004 was $1 million, $12 million and $5 million, respectively. The actual tax benefit realized for the tax deductions from option exercises was not material for 2006, 2005 or 2004.

NOTE 21: ACQUISITIONS

2006

There were no significant acquisitions in 2006.

2005

Creo Inc.

On June 15, 2005, the Company completed the acquisition of Creo Inc. (Creo), a premier supplier of prepress and workflow systems used by commercial printers around the world. The acquisition of Creo uniquely positions the Company to be the preferred partner for its customers, helping them improve efficiency, expand their offerings and grow their businesses. The Company paid $954 million (excluding approximately $13 million in transaction related costs), or $16.50 per share, for all of the outstanding shares of Creo. The Company used its bank lines to initially fund the acquisition, which has been refinanced with a term loan under the Company's Secured Credit Agreement. Creo's extensive solutions portfolio is now part of the Company's Graphic Communications Group segment.

The following represents the total purchase price of the acquisition (in millions):

Cash paid at closing	$ 954
Estimated transaction costs	13
Total purchase price	$ 967

Upon closing of an acquisition, the Company estimates the fair values of assets and liabilities acquired in order to consolidate the acquired balance sheet. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition and represents the final allocation of the purchase price.

At June 15, 2005 — (in millions):

Current assets	$ 352
Intangible assets (including in-process R&D)	292
Other non-current assets (including PP&E)	180
Goodwill	445
Total assets acquired	$ 1,269
Current liabilities	$ 241
Non-current liabilities	61
Total liabilities assumed	$ 302
Net assets acquired	$ 967

Of the $292 million of acquired intangible assets, approximately $36 million was assigned to in-process research and development assets that were written off at the date of acquisition. Approximately $48 million was initially assigned to in-process research and development assets during the second quarter of 2005, which was offset by a $12 million adjustment during the third quarter of 2005 due to a change in the third party valuation. These amounts were determined by identifying research and development projects that had not yet reached technological feasibility and for which no alternative future use existed. The value of the projects identified to be in progress was determined by estimating the future cash flows from the projects once commercialized, less costs to complete development and discounting these net cash flows back to their present value. The discount rate used for these research and development projects was 23%. The charges for the write-off were included as research and development costs in the Company's Consolidated Statement of Operations for the year ended December 31, 2005.

The remaining $256 million of intangible assets, which relate to developed technology, trademarks and customer relationships, have useful lives ranging from six to eight years. The $445 million of goodwill is assigned to the Company's Graphic Communications Group segment.

As of the acquisition date, management began to assess and formulate restructuring plans at Creo. As of June 30, 2006, management has completed its assessment and approved actions on these plans. Accordingly, the Company recorded a related liability of approximately $38 million. This liability is included in the current liabilities amount reported above and represents restructuring charges related to Creo net assets acquired. Refer to Note 16, "Restructuring Costs and Other," for further discussion of these restructuring charges.

Kodak Polychrome Graphics

Through April 1, 2005, the Company held a 50% interest in Kodak Polychrome Graphics (KPG). This joint venture between the Company and Sun Chemical Corporation was accounted for using the equity method of accounting. Summarized unaudited income statement information for KPG for the three months ended March 31, 2005 is as follows:

(in millions):	
Net sales	$ 439
Gross profit	149
Income from continuing operations	34
Net income	34

On April 1, 2005, the Company completed its acquisition of Kodak Polychrome Graphics (KPG) through the redemption of Sun Chemical Corporation's 50 percent interest in the joint venture. The transaction further established the Company as a leader in the graphic communications industry and will complement the Company's existing business in this market. Under the terms of the transaction, the Company redeemed all of Sun Chemical Corporation's shares in KPG by providing $317 million in cash (excluding $8 million in transaction costs) at closing and by entering into two notes payable arrangements, one that will be payable within the U.S. (the U.S. note) and one that will be payable outside of the U.S. (the non-U.S. note), that will require principal and interest payments of $200 million in the third quarter of 2006 (which has been paid during the third quarter 2006), and

$50 million annually from 2008 through 2013. The total payments due under the U.S note and the non-U.S. note are $100 million and $400 million, respectively. The aggregate fair value of these note payable arrangements of approximately $395 million was recorded in the Company's Consolidated Statement of Financial Position as of the acquisition date and was presented as a non-cash investing activity in the Consolidated Statement of Cash Flows. KPG now operates within the Company's Graphic Communications Group segment.

The following represents the total purchase price of the acquisition (in millions):

Cash paid at closing	$ 317
Transaction costs	8
Notes payable	395
Total purchase price	$ 720

Upon closing of an acquisition, the Company estimates the fair values of assets and liabilities acquired in order to consolidate the acquired balance sheet. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition and represents the final allocation of the purchase price.

At April 1, 2005 — (in millions):

Current assets	$ 487
Intangible assets (including in-process R&D)	160
Other non-current assets (including PP&E)	179
Goodwill	237
Total assets acquired	$ 1,063
Current liabilities	$ 262
Non-current liabilities	81
Total liabilities assumed	$ 343
Net assets acquired	$ 720

Of the $160 million of acquired intangible assets, approximately $16 million was assigned to research and development assets that were written off at the date of acquisition. This amount was determined by identifying research and development projects that had not yet reached technological feasibility and for which no alternative future uses exist. The value of the projects identified to be in progress was determined by estimating the future cash flows from the projects once commercialized, less costs to complete development and discounting these net cash flows back to their present value. The discount rate used for these research and development projects was 22%. The charges for the write-off were included as research and development costs in the Company's Consolidated Statement of Operations for the year ended December 31, 2005.

The remaining $144 million of intangible assets, which relate to developed technology, trademarks and customer relationships, have useful lives ranging from three to sixteen years. The $237 million of goodwill is assigned to the Company's Graphic Communications Group segment.

As of the acquisition date, management began to assess and formulate restructuring plans at KPG. As of March 31, 2006, management completed its assessment and approved actions on these plans. Accordingly, the Company recorded a related liability of approximately $8 million on these approved actions. This liability is included in the current liabilities amount reported above and represents restructuring charges related to the net assets acquired. To the extent such actions related to the Company's historical ownership in the KPG joint venture, the restructuring charges were reflected in the Company's Consolidated Statement of Operations. Refer to Note 16, "Restructuring Costs and Other," for further discussion of these restructuring charges.

The unaudited pro forma combined historical results, as if KPG had been acquired at the beginning of 2005 and 2004, respectively, are estimated to be:

(in millions, except per share data)	2005	2004
Net sales	$ 14,707	$ 15,232
(Loss) earnings from continuing operations	$ (1,336)	$ 86
Basic net (loss) earnings per share from continuing operations	$ (4.64)	$ .30
Diluted net (loss) earnings per share from continuing operations	$ (4.64)	$ .30
Number of common shares used in:		
Basic net (loss) earnings per share	287.9	286.6
Diluted net (loss) earnings per share	287.9	286.8

The pro forma results include amortization of the intangible assets presented above, depreciation related to the fixed asset step-up, and the interest expense related to acquisition-related debt, and exclude the write-off of research and development assets that were acquired.

Pro-forma Financial Information

The following unaudited pro forma financial information presents the combined results of operations of the Company and the Company's significant acquisitions since January 1, 2005, KPG and Creo, as if the acquisitions had occurred as of the beginning of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisitions been completed as of the beginning of the periods presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company. Pro forma results were as follows for years ended December 31, 2005 and 2004:

(in millions, except per share data)	2005	2004
Net sales	$ 14,992	$ 15,987
(Loss) earnings from continuing operations	$ (1,391)	$ 4
Basic net (loss) earnings per share from continuing operations	$ (4.83)	$ .01
Diluted net (loss) earnings per share from continuing operations	$ (4.83)	$ .01
Number of common shares used in:		
Basic net (loss) earnings per share	287.9	286.6
Diluted net (loss) earnings per share	287.9	286.8

The pro forma results include amortization of the intangible assets, depreciation related to the fixed asset step-up, and the interest expense related to acquisition-related debt, and exclude the write-off of research and development assets that were acquired.

2004

NexPress-Related Entities

On May 1, 2004, the Company completed the purchase of Heidelberger Druckmaschinen AG's (Heidelberg) 50 percent interest in NexPress Solutions LLC, a 50/50 joint venture of Kodak and Heidelberg that makes high-end, on-demand digital color printing systems, and the equity of Heidelberg Digital LLC, a leading maker of digital black-and-white variable-data printing systems. Kodak also announced the acquisition of NexPress GmbH, a German subsidiary of Heidelberg that provides engineering and development support, and certain inventory, assets and employees of Heidelberg's regional operations or market centers. There was no cash consideration paid to Heidelberg at closing. Under the terms of the acquisition, Kodak and Heidelberg agreed to use a performance-based earn-out formula whereby Kodak will make periodic payments to Heidelberg over a two-year period, if certain sales goals are met. If all sales goals are met during the two calendar years ended December 31, 2005, the Company will pay a maximum of $150 million in cash. None of these sales goals were met during the two calendar years ended December 31, 2005 and therefore, no amounts were paid. Additional payments may also be made relating to the incremental sales of certain products in excess of a stated minimum number of units sold during a five-year period following the closing of the transaction. This acquisition advances the Company's strategy of diversifying its business portfolio, and accelerates its participation in the digital commercial printing industry.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is as follows:

At May 1, 2004 — (in millions):

Current assets	$ 88
Intangible assets (including in-process R&D)	9
Other non-current assets (including PP&E)	37
Total assets acquired	$ 134
Current liabilities	$ 65
Other non-current liabilities	6
Deferred taxes	33
Total liabilities assumed	$ 104
Net assets acquired	$ 30

The excess of fair value of acquired net assets over cost of $30 million represents negative goodwill and was recorded as a component of other long-term liabilities in the Company's Consolidated Statement of Financial Position.

As of the acquisition date, management began to assess and formulate plans to restructure the NexPress-related entities. As of December 31, 2005, management had completed its assessment and approved actions on the plans. Accordingly, as of December 31, 2005, the related liability was $6 million. This liability is included in the current liabilities amount reported above and represents restructuring charges related to the entities and net assets acquired. To the extent such actions related to the Company's historical ownership in the NexPress Solutions LLC joint venture, the restructuring charges will be reflected in the Company's Consolidated Statement of Operations. This amount was $1 million as of December 31, 2005.

China Lucky Film Co. Ltd.

On October 22, 2003, the Company announced that it signed a twenty-year agreement with China Lucky Film Corp. On February 10, 2004, the Chinese government approved the Company's acquisition of 20 percent of Lucky Film Co. Ltd. (Lucky Film), the largest maker of photographic film in China, in exchange for total consideration of approximately $174 million. The total consideration of $174 million was composed of $90 million in cash, $47 million in additional net cash to build and upgrade manufacturing assets, $30 million of contributed assets consisting of a building and equipment, and $7 million for technical support and training that the Company will provide to Lucky Film. Under the twenty-year agreement, Lucky Film will pay Kodak a royalty fee for the use of certain of the Company's technologies as well as dividends on the Lucky Film shares that Kodak will acquire. In addition, Kodak has obtained a twenty-year manufacturing exclusivity arrangement with Lucky Film as well as access to Lucky Film's distribution network.

As the total consideration of $174 million will be paid through 2007, the amount was discounted to $171 million for purposes of the purchase price allocation.

The preliminary purchase price allocation is as follows (in millions):

Intangible assets	$ 145
Investment in Lucky Film	42
Deferred tax liability	(16)
	$ 171

The acquired intangible assets consist of the manufacturing exclusivity agreement and the distribution rights agreement. In accordance with the terms of the twenty-year agreement, the Company had acquired a 13 percent interest in Lucky Film as of March 31, 2004 and, therefore, $26 million of the $42 million of value allocated to the 20 percent interest was recorded as of March 31, 2004. During 2005, the Company recorded an impairment charge of $19 million related to the investment in Lucky Film. The impairment was recognized as a result of an other-than-temporary decline in the market value of Lucky Film's stock. As a result, the value allocated to the 20 percent interest in Lucky Film has been adjusted to $23 million and the corresponding value of the 13 percent interest has been adjusted to $14 million. The Company will record the $9 million of value associated with the additional 7 percent interest in Lucky Film when it completes the acquisition of those shares in 2007. The Company's interest in Lucky Film is accounted for under the equity method of accounting, as the Company has the ability to exercise significant influence over Lucky Film's operating and financial policies.

Scitex Digital Printing (Renamed Versamark)

On January 5, 2004, the Company completed its acquisition of Scitex Digital Printing (SDP) from its parent for $252 million, inclusive of cash on hand at closing which totaled approximately $13 million. This resulted in a net cash price of approximately $239 million, inclusive of transaction costs. SDP is the leading supplier of high-speed, continuous inkjet printing systems, primarily serving the commercial and transactional printing sectors. Customers use SDP's products to print utility bills, banking and credit card statements, direct mail materials, as well as invoices, financial statements and other transactional documents. SDP now operates under the name Kodak Versamark, Inc. The acquisition will provide the Company with additional capabilities in the transactional printing and direct mail sectors while creating another path to commercialize proprietary inkjet technology.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The final purchase price allocation is as follows:

At January 5, 2004 — (in millions):

Current assets	$ 125
Intangible assets (including in-process R&D)	95
Other non-current assets (including PP&E)	47
Goodwill	17
Total assets acquired	$ 284
Current liabilities	$ 23
Other non-current liabilities	9
Total liabilities assumed	$ 32
Net assets acquired	$ 252

Of the $95 million of acquired intangible assets, $9 million was assigned to research and development assets that were written off at the date of acquisition. This amount was determined by identifying research and development projects that had not yet reached technological feasibility and for which no alternative future uses exist. The value of the projects identified to be in progress was determined by estimating the future cash flows from the projects once commercialized, less costs to complete development and discounting these net cash flows back to their present value. The discount rate used for these three research and development projects was 17%. The charges for the write-off were included as research and development costs in the Company's Consolidated Statement of Operations for the year ended December 31, 2004.

The remaining $86 million of intangible assets, which relate to developed technology, customer relationships, and trade names, have useful lives ranging from two to fourteen years. The $17 million of goodwill was assigned to the Graphic Communications Group segment.

NOTE 22: DISCONTINUED OPERATIONS

The significant components of earnings from discontinued operations, net of income taxes, for 2006, 2005 and 2004 are as follows:

(dollar amounts in millions)	2006	2005	2004
Remote Sensing Systems (RSS) earnings, net of tax	$ —	$ —	$ 38
(Loss) gain on sale of RSS, net of tax	—	(55)	439
Tax reserve reversals related to audit settlement for tax years 1993–1998	—	203	—
All other items, net	(1)	2	(2)
(Loss) earnings from discontinued operations, net of income taxes	$ (1)	$ 150	$ 475

2006

The loss from discontinued operations for the year ended December 31, 2006 of approximately $1 million was due to a pension liability true-up related to the 1994 sale of Sterling Winthrop Inc., the Company's pharmaceutical, consumer health, and household products businesses.

2005

Earnings from discontinued operations for the year ended December 31, 2005 of approximately $150 million was due to the items discussed below.

During the fourth quarter of 2005, the Company was informed that the United States Congress Joint Committee on Taxation had approved, and the Internal Revenue Service had signed, a settlement between the Company and the Internal Revenue Service concerning the audit of the tax years 1993-1998. As a result of the settlement, the Company was able to reverse certain tax accruals relating to the aforementioned years under audit. The reversal of the tax accruals of approximately $203 million, which primarily relates to and which was established in 1994 in connection with the sale of Sterling Winthrop Inc., the Company's pharmaceutical, consumer health, and household products businesses during that year, was recognized in earnings from discontinued operations for the year ended December 31, 2005.

On August 13, 2004 the Company completed the sale of the assets and business of the Remote Sensing Systems operation, including the stock of Kodak's wholly owned subsidiary, Research Systems, Inc. (collectively known as RSS), to ITT Industries for $725 million in cash. As a result of the sale of RSS, the Company transferred the related employees' plan assets of the Company's pension plan. This transfer was subject to a true-up provision, which was completed in the fourth quarter of 2005 and resulted in a settlement loss of $54 million being recognized in earnings from discontinued operations for the year ended December 31, 2005.

The contract with ITT also included a provision under which Kodak could receive up to $35 million in cash (the "Cash Amount") from ITT depending on the amount of pension plan assets that were ultimately transferred from Kodak's defined benefit pension plan trust in the U.S. to ITT. The total amount of assets that Kodak transferred to ITT was actuarially determined in accordance with the applicable sections under the Treasury Regulations and ERISA (the "Transferred Assets"). The Cash Amount was equal to 50% of the amount by which the Transferred Assets exceed the maximum amount of assets that would be required to be transferred in accordance with the applicable U.S. Government Cost Accounting Standards (the "CAS Assets"), up to $35 million. Based on preliminary actuarial valuations, the estimated Cash Amount was approximately $30 million. Accordingly, the after-tax gain from the sale of RSS included an estimated pre-tax amount of $30 million, representing the Company's estimate of the Cash Amount that would be received following the transfer of the pension plan assets to ITT. This amount was recorded in assets of discontinued operations in the Company's Consolidated Statement of Financial Position as of December 31, 2004. The actual Cash Amount received during the fourth quarter of 2005 was approximately $29 million. Accordingly, the difference in the estimated Cash Amount and the actual Cash Amount received of approximately $1 million was recorded in earnings from discontinued operations for the year ended December 31, 2005.

2004

On August 13, 2004, the Company completed the sale of the assets and business of the Remote Sensing Systems operation, including the stock of Kodak's wholly owned subsidiary, Research Systems, Inc. (collectively known as RSS), to ITT Industries for $725 million in cash. RSS, a leading provider of specialized imaging solutions to the aerospace and defense community, was part of the Company's commercial and government systems' operation within the Digital & Film Imaging Systems segment. Its customers include NASA, other U.S. government agencies, and aerospace and defense companies. The sale was completed on August 13, 2004. RSS had net sales for the years ended December 31, 2004 and 2003 of approximately $312 million and $424 million, respectively. RSS had earnings before taxes for the years ended December 31, 2004 and 2003 of approximately $44 million and $66 million, respectively.

The sale of RSS resulted in an after-tax gain of approximately $439 million. The after-tax gain excluded the ultimate impact from the settlement loss that was incurred in connection with the Company's pension plan of approximately $55 million, as this amount was not recognizable until the final transfer of plan assets occurred, which was in the fourth quarter of 2005.

Earnings from discontinued operations for the years ended December 31, 2004 and 2003 of approximately $36 million (excluding the $439 million RSS after-tax gain) and $64 million, respectively, were net of provisions for income taxes of $6 million and $10 million, respectively.

NOTE 23: SEGMENT INFORMATION

Current Segment Reporting Structure

As of and for the year ended December 31, 2006, the Company had four reportable segments aligned based on aggregation of similar products and services: Consumer Digital Imaging Group (CDG); Film and Photofinishing Systems Group (FPG); Graphic Communications Group (GCG); and Health Group (KHG). The balance of the Company's operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment (CDG): The Consumer Digital Imaging Group segment encompasses digital capture, kiosks, home printing systems, digital imaging services and imaging sensors. This segment provides consumers and professionals with digital products and services, and includes the licensing activities related to the Company's intellectual property in this product category.

Film and Photofinishing Systems Group Segment (FPG): The Film and Photofinishing Systems Group segment encompasses consumer and professional film, photographic paper and photofinishing, aerial and industrial film, and entertainment products and services. This segment provides consumers, professionals and cinematographers with traditional products and services.

Graphic Communications Group Segment (GCG): The Graphic Communications Group segment serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, digital and traditional printing, document scanning and multi-vendor IT services. Products include digital and traditional prepress consumables, including plates, chemistry, and media; workflow and proofing software; color and black and white electrophotographic equipment and consumables; high-speed, high-volume continuous inkjet printing systems; wide-format inkjet printers; high-speed production document scanners; micrographic peripherals; and media (including micrographic films). The Company also provides maintenance and professional services for Kodak and other manufacturers' products, as well as providing imaging services to customers.

Health Group Segment (KHG): The Health Group segment provides digital medical imaging and information products, and systems and solutions, which are key components of sales and earnings growth. These include laser imagers, digital print films, computed and digital radiography systems, dental radiographic imaging systems, dental practice management software (DPMS), advanced picture-archiving and communications systems (PACS), and healthcare information solutions (HCIS). Products of the Health Group segment also include traditional analog medical and dental films, chemicals, and processing equipment and related services. The Company's history in traditional analog imaging has made it a worldwide leader in this area and has served as the foundation for building its important digital imaging business. The Health Group segment serves the general radiology market and specialty health markets, including dental, mammography, orthopedics and oncology. The segment also provides molecular imaging for the biotechnology research market.

All Other: All Other is composed of the Company's display business, business development and other small, miscellaneous businesses. The development initiatives in consumer inkjet technologies continue to be reported in All Other through the end of 2006.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and assets and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

No single customer represented 10% or more of the Company's total net sales in any period presented.

Effective January 1, 2006, the Company changed its cost allocation methodologies related to distribution costs, indirect selling, general and administrative expenses, and corporate research and development costs.

The changes in cost allocation methodologies referred to above increased (decreased) segment earnings (losses) from continuing operations before interest, other income (charges), net and income taxes for the years ended December 31, 2005 and 2004 as follows:

(in millions)	Year Ended December 31, 2005	2004
Consumer Digital Imaging Group	$ (15)	$ (133)
Film and Photofinishing Systems Group	93	220
Graphic Communications Group	(41)	(51)
Health Group	21	34
All Other	(58)	(70)
Consolidated impact	$ —	$ —

Further, as described in Note 3, "Inventories, Net," on January 1, 2006, the Company elected to change its method of costing its U.S. inventories from the LIFO method to the average cost method. This change increased cost of goods sold for the years ended December 31, 2005 and 2004 for each of the segments as follows:

(in millions)	Year Ended December 31, 2005	2004
Consumer Digital Imaging Group	$ 14	$ 3
Film and Photofinishing Systems Group	12	12
Graphic Communications Group	1	1
Health Group	5	2
All Other	1	1
Consolidated impact	$ 33	$ 19

Prior period results have been adjusted to reflect the changes in segment reporting structure, the changes in cost allocation methodologies outlined above, and the change in inventory costing method.

Segment financial information is shown below. Prior period results have been restated to conform to the current period segment reporting structure.

(in millions)	2006	2005	2004
Net sales from continuing operations:			
Consumer Digital Imaging Group	$ 2,920	$ 3,215	$ 2,366
Film and Photofinishing Systems Group	4,156	5,325	7,051
Graphic Communications Group	3,632	2,990	1,344
Health Group	2,497	2,655	2,686
All Other	69	83	70
Consolidated total	$ 13,274	$ 14,268	$ 13,517
Earnings (losses) from continuing operations before interest, other income (charges), net, and income taxes:			
Consumer Digital Imaging Group	$ 1	$ (131)	$ (189)
Film and Photofinishing Systems Group	358	540	854
Graphic Communications Group	141	(41)	(91)
Health Group	278	370	484
All Other	(214)	(231)	(257)
Total of segments	564	507	801
Restructuring costs and other	(768)	(1,118)	(901)
Adjustments fo legal reserves/(settlements)	2	(21)	(6)
Interest expense	(262)	(211)	(168)
Other income (charges), net	118	44	161
Consolidated loss from continuing operations before income taxes	$ (346)	$ (799)	$ (113)
Segment total assets:			
Consumer Digital Imaging Group	$ 2,076	$ 1,964	$ 1,750
Film and Photofinishing Systems Group	4,374	5,346	6,859
Graphic Communications Group	3,406	3,416	1,594
Health Group	2,266	2,331	2,548
All Other	119	123	90
Total of segments	12,241	13,180	12,841
Cash and marketable securities	1,487	1,680	1,258
Deferred income tax assets	750	550	944
Assets of discontinued operations	—	—	30
Other corporate reserves	(158)	(174)	(139)
Consolidated total assets	$ 14,320	$ 15,236	$ 14,934

(in millions)	2006	2005	2004
Intangible asset amortization expense from continuing operations:			
Consumer Digital Imaging Group	$ 6	$ 6	$ 4
Film and Photofinishing Systems Group	32	31	23
Graphic Communications Group	81	62	16
Health Group	26	25	24
All Other	1	1	—
Consolidated total	$ 146	$ 125	$ 67
Depreciation expense from continuing operations:			
Consumer Digital Imaging Group	$ 82	$ 77	$ 50
Film and Photofinishing Systems Group	461	524	524
Graphic Communications Group	177	151	74
Health Group	160	120	121
All Other	20	18	12
Sub-total	900	890	781
Restructuring-related depreciation	285	391	183
Consolidated total	$ 1,185	$ 1,281	$ 964
Capital additions from continuing operations:			
Consumer Digital Imaging Group	$ 80	$ 73	$ 45
Film and Photofinishing Systems Group	51	177	262
Graphic Communications Group	141	122	50
Health Group	56	58	75
All Other	51	42	28
Consolidated total	$ 379	$ 472	$ 460
Net sales to external customers attributed to (1):			
The United States	$ 5,634	$ 6,156	$ 5,756
Europe, Middle East and Africa	$ 3,995	$ 4,148	$ 3,926
Asia Pacific	2,333	2,554	2,482
Canada and Latin America	1,312	1,410	1,353
Foreign countries total	$ 7,640	$ 8,112	$ 7,761
Consolidated total	$ 13,274	$ 14,268	$ 13,517

(1) Sales are reported in the geographic area in which they originate.

(in millions)	2006	2005	2004
Property, plant and equipment, net located in:			
The United States	$ 1,730	$ 2,343	$ 2,838
Europe, Middle East and Africa	$ 382	$ 564	$ 641
Asia Pacific	575	685	822
Canada and Latin America	155	186	211
Foreign countries total	$ 1,112	$ 1,435	$ 1,674
Consolidated total	$ 2,842	$ 3,778	$ 4,512

New Kodak Operating Model and Change in Reporting Structure

In December 2006, the Company announced that effective January 1, 2007 the Film and Photofinishing Systems Group would be called the Film Products Group, and that certain SPG's previously included in FPG would become part of CDG. Also effective January 1, 2007, consumer inkjet systems, formerly reported in All Other would become part of CDG. This change in structure is to align the Company's reporting structure to the way in which the Company manages its business effective January 1, 2007. The most significant change, the transfer of photographic paper and photofinishing services to CDG from FPG, reflects the increasing manner in which images captured or generated by CDG products and services are printed and shared. CDG will be the Company's primary point of contact for the digital picture-taking consumer, providing a full range of products and services for capturing, storing, printing and sharing images. Additionally, the new structure will concentrate FPG's portfolio exclusively on film-related and entertainment imaging businesses. The following indicates the changes from the old reporting structure to the new reporting structure that will be implemented beginning in the first quarter of 2007:

Consumer Digital Imaging Group Segment (CDG): This segment will include photographic paper and photofinishing services, formerly part of FPG, and consumer inkjet systems, formerly part of All Other.

Film Products Group Segment (FPG): The Film Products Group segment will no longer include photographic paper and photofinishing services, since they will become part of CDG. Additionally, the non-destructive testing business, formerly included in the FPG segment, will be included in the Health Group segment.

Graphic Communications Group Segment (GCG): There are no changes to the composition of the GCG segment from 2006. However, as the GCG segment completes its integration process and further aligns the discrete businesses, starting in the first quarter of 2007, the GCG segment results will be reported using its new organizational structure, as described in Item 7, "Management's Discussion and Analysis of Financial Condition and Report of Operations."

Health Group Segment (KHG): The Company announced on January 10, 2007 that it has reached an agreement to sell the Health Group to Onex Corporation for as much as $2.55 billion. The transaction is expected to close in the first half of 2007. As a result, the results of operations and assets, net of liabilities, to be sold, inclusive of the non-destructive testing business formerly included in FPG, will be reported as a discontinued operation beginning in the first quarter of 2007.

All Other: In February 2007, the Company announced its entry into the consumer inkjet business. Beginning with the first quarter of 2007, the results of the consumer inkjet business, formerly included in All Other, will be reported within the CDG segment. There are no other changes to the composition of All Other.

NOTE 24: QUARTERLY SALES AND EARNINGS DATA — UNAUDITED

(in millions, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2006				
Net sales from continuing operations	$ 3,821	$ 3,204	$ 3,360	$ 2,889
Gross profit from continuing operations	1,007	874	809	678
Earnings (loss) from continuing operations	17 (4)	(37) (3)	(282) (2)	(298) (1)
Loss from discontinued operations (10)	(1)	—	—	
Net earnings (loss)	16	(37)	(282)	(298)
Basic and diluted net earnings (loss) per share (11)				
Continuing operations	.06	(.13)	(.98)	(1.04)
Discontinued operations	—	—	—	—
Cumulative effect of accounting change, net	—	—	—	—
Total	.06	(.13)	(.98)	(1.04)
2005				
Net sales from continuing operations	$ 4,197	$ 3,553	$ 3,686	$ 2,832
Gross profit from continuing operations (5)	967	922	1,038	691
Loss from continuing operations	(137) (9)	(915) (8)	(155) (7)	(147) (6)
Earnings from discontinued operations (10)	148	1	—	1
Cumulative effect of accounting change (12)	(57)	—	—	—
Net loss	(46)	(914)	(155)	(146)
Basic and diluted net (loss) earnings per share (11)				
Continuing operations	(.48)	(3.19)	(.54)	(.51)
Discontinued operations	.52	.01	—	—
Cumulative effect of accounting change, net	(.20)	—	—	—
Total	(.16)	(3.18)	(.54)	(.51)

(1) Includes $228 million ($83 million included in cost of goods sold and $145 million included in restructuring costs and other) of restructuring charges, which increased net loss by $197 million; and $4 million of asset impairment charges, which increased net loss by $3 million.

(2) Includes $246 million ($77 million included in cost of goods sold and $169 million included in restructuring costs and other) of restructuring charges, which increased net loss by $214 million; $4 million (included in SG&A) related to charges for an unfavorable legal settlement, which increased net loss by $4 million; and $9 million of asset impairment charges, which increased net loss by $9 million.

(3) Includes $212 million ($75 million included in cost of goods sold and $137 million included in restructuring costs and other) of restructuring charges, which increased net loss by $202 million; a gain of $43 million related to property and asset sales, which reduced net loss by $33 million; and a $2 million gain related to the reversal of certain asset impairment charges previously recorded in the second quarter, which reduced net loss by $2 million.

(4) Includes $82 million ($62 million included in cost of goods sold and $20 million included in restructuring costs and other) of restructuring charges, which decreased net earnings by $105 million; a $3 million gain on the sale of assets, which decreased net earnings by $1 million; and a $6 million gain related to the reduction of legal reserves, which increased net earnings by $6 million. Also included is a valuation allowance of $90 million recorded against the Company's net deferred tax assets in certain jurisdictions outside the U.S., portions of which are reflected in the aforementioned restructuring amount.

(5) Gross profit amounts for 2005 have been adjusted to reflect the change in the inventory costing method from LIFO to average cost. See Note 3, "Inventories, Net" for further information.

(6) Includes $206 million ($91 million included in cost of goods sold and $115 million included in restructuring costs and other) of restructuring charges, which increased net loss by $149 million.

(7) Includes $339 million ($86 million included in cost of goods sold and $253 million included in restructuring costs and other) of restructuring charges, which reduced net earnings by $240 million; $64 million of purchased R&D, which increased net loss by $39 million; $19 million of strategic asset impairment charges related to Lucky Film, which increased net loss by $19 million; and a $13 million gain on the sale of properties, which reduced net loss by $11 million.

(8) Includes $278 million ($115 million included in cost of goods sold and $163 million included in restructuring costs and other) of restructuring charges, as well as the reversal of tax benefits recognized earlier in the year resulting from the valuation allowance on deferred tax assets in the U.S. established in the third quarter, which increased net loss by $363 million; $12 million of credits related to purchased R&D recorded in the second quarter, which reduced net loss by $2 million; $21 million of asset impairment charges, which increased net loss by $12 million; and a gain of $28 million related to a sale of property in the UK, which reduced net loss by $28 million. Also included is a valuation allowance of $778 million recorded against the Company's net deferred tax assets in the U.S., portions of which are reflected in the aforementioned restructuring amount.

(9) Includes $295 million ($136 million included in cost of goods sold and $159 million included in restructuring costs and other) of restructuring charges, which increased net loss by $268 million; $4 million of asset impairment charges, which increased net loss by $4 million; and $21 million (included in SG&A) related to charges for unfavorable legal settlements, which increased net loss by $21 million. Also included is a valuation allowance of $183 million recorded against the Company's net deferred tax assets in the U.S., portions of which are reflected in the aforementioned restructuring amount.

(10) Refer to Note 22, "Discontinued Operations" for a discussion regarding earnings (loss) from discontinued operations.

(11) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount. The Company's diluted net (loss) earnings per share in the above table includes the effect of contingent convertible debt instruments, which had no material impact on the Company's diluted earnings per share.

(12) Refer to Note 1, "Significant Accounting Policies" for a discussion regarding a change in accounting principle relating to the adoption of FIN 47 during the fourth quarter of 2005.

Changes in Estimates Recorded During the Fourth Quarter December 31, 2006

During the fourth quarter ended December 31, 2006, the Company recorded a charge of approximately $17 million, net of tax, related to changes in estimate with respect to certain of its employee benefit and compensation accruals. These changes in estimates negatively impacted the results for the fourth quarter by $.06 per share.

Changes in Estimates Recorded During the Fourth Quarter December 31, 2005

During the fourth quarter ended December 31, 2005, the Company recorded a charge of approximately $25 million, net of tax, related to changes in estimate with respect to certain of its employee benefit and compensation accruals. These changes in estimates negatively impacted the results for the fourth quarter by $.09 per share.

NOTE 25: SUBSEQUENT EVENT - PENDING SALE OF THE COMPANY'S HEALTH GROUP

On January 8, 2007, the Company's Board of Directors authorized management to enter into a definitive agreement to sell all of the assets and business operations of the Health Group to Onex Healthcare Holdings, Inc. ("Onex"), a subsidiary of Onex Corporation, for up to $2.55 billion. This definitive agreement was signed on January 9, 2007. The price is composed of $2.35 billion in cash at closing and $200 million in additional future payments if Onex achieves certain returns with respect to its investment. If Onex investors realize an internal rate of return in excess of 25% on their investment, the Company will receive payment equal to 25% of the excess return, up to $200 million.

About 8,100 employees of the Company associated with the Health Group will transition to Onex as part of the transaction. Also included in the sale are manufacturing operations focused on the production of health imaging products, as well as an office building in Rochester, NY. The sale is expected to close in the first half of 2007.

The following table summarizes the major classes of assets and liabilities to be sold as of December 31, 2006:

(in millions)	
Receivables, net	$ 598
Inventories, net	201
Other current assets	13
Total current assets	812
Property, plant and equipment, net	268
Goodwill	596
Other long-term assets	217
Total assets	$ 1,893
Accounts payable and other current liabilities	$ 483
Total current liabilities	483
Pension and other postretirement liabilities	30
Other long-term liabilities	14
Total liabilities	$ 527

These assets and liabilities are classified as held and used in the Company's Consolidated Statement of Financial Position. The Company will reflect the operations associated with this transaction as discontinued operations beginning in the first quarter of 2007 and will report the assets and liabilities as held for sale.

■ Eastman Kodak Company
Summary of Operating Data

(in millions, except per share data, shareholders, and employees)	2006	2005	2004	2003	2002
Net sales from continuing operations	$ 13,274	$ 14,268	$ 13,517	$ 12,909	$ 12,549
(Loss) earnings from continuing operations before interest, other income (charges), net, and income taxes	(202)	(632)	(106)	260	1,111
(Loss) earnings from:					
Continuing operations	(600) (1)	(1,354) (2)	69 (3)	163 (4)	726 (5)
Discontinued operations	(1)	150 (6)	475 (6)	64 (6)	9
Cumulative effect of accounting change	—	(57)	—	—	—
Net (Loss) Earnings	(601)	(1,261)	544	227	735
Earnings and Dividends					
(Loss) earnings from continuing operations — % of net sales from continuing operations	(4.5)%	(9.5)%	0.5%	1.3%	5.8%
Net (loss) earnings — % return on average shareholders' equity	(32.8)%	(39.9)%	14.5%	7.0%	23.7%
Basic and diluted (loss) earnings per share:					
Continuing operations	(2.09)	(4.70)	.24	.57	2.49
Discontinued operations	—	.52	1.66	.22	.03
Cumulative effect of accounting change	—	(.20)	—	—	—
Total	(2.09)	(4.38)	1.90	.79	2.52
Cash dividends declared and paid					
— on common shares	144	144	143	330	525
— per common share	.50	.50	.50	1.15	1.80
Common shares outstanding at year end	287.3	287.2	286.7	286.6	285.9
Shareholders at year end	63,193	75,619	80,426	85,712	89,988
Statement of Financial Position Data					
Working capital	586	607	872	423	(716)
Property, plant and equipment, net	2,842	3,778	4,512	5,051	5,378
Total assets	14,320	15,236	15,084	15,213	13,903
Short-term borrowings and current portion of long-term debt	64	819	469	946	1,442
Long-term debt, net of current portion	2,714	2,764	1,852	2,302	1,164
Total shareholders' equity	1,388	2,282	4,034	3,471	3,029
Supplemental Information					
(all amounts are from continuing operations)					
Net sales from continuing operations					
— CDG	$ 2,920	$ 3,215	$ 2,366	$ 1,516	$ 949
— FPG	4,156	5,325	7,051	7,941	8,242
— Graphic Communications Group	3,632	2,990	1,344	967	724
— Health Group	2,497	2,655	2,686	2,431	2,274
— All Other	69	83	70	54	360
Research and development costs	710	892	836	760	757
Depreciation	1,185	1,281	964	839	813
Taxes (excludes payroll, sales and excise taxes)	327	798	(100)	4	268
Wages, salaries and employee benefits	3,097	3,941	4,188	3,960	3,906
Employees at year end					
— in the U.S.	20,600	25,500	29,200	33,800	37,900
— worldwide	40,900	51,100	54,800	62,300	68,900

(footnotes on next page)

(footnotes for previous page)

(1) Includes $768 million of restructuring charges, net of reversals; $2 million of income related to legal settlements; $46 million of income related to property and asset sales; and $11 million of charges related to asset impairments. These items increased net loss by $692 million. Also included is a valuation allowance of $90 million recorded against the Company's net deferred assets in certain jurisdictions outside the U.S., portions of which are reflected in the aforementioned net loss impact.

(2) Includes $1,118 million of restructuring charges; $52 million of purchased R&D; $44 million for charges related to asset impairments; $41 million of income related to the gain on the sale of properties in connection with restructuring actions; $21 million for unfavorable legal settlements and a $6 million tax charge related to a change in estimate with respect to a tax benefit recorded in connection with a land donation in a prior period. These items increased net loss by $1,080 million. Also included is a valuation allowance of $961 million recorded against the Company's net deferred tax assets in the U.S., portions of which are reflected in the aforementioned net loss impact.

(3) Includes $889 million of restructuring charges; $16 million of purchased R&D; $12 million for a charge related to asset impairments and other asset write-offs; and a $6 million charge for a legal settlement Also includes the benefit of two legal settlements of $101 million. These items reduced net earnings by $609 million.

(4) Includes $552 million of restructuring charges; $31 million of purchased R&D; $7 million for a charge related to asset impairments and other asset write-offs; a $12 million charge related to an intellectual property settlement; $14 million for a charge connected with the settlement of a patent infringement claim; $14 million for a charge connected with a prior-year acquisition; $9 million for a charge to write down certain assets held for sale following the acquisition of the Burrell Companies; $8 million for a donation to a technology enterprise; an $8 million charge for legal settlements; a $9 million reversal for an environmental reserve; and a $13 million tax benefit related to patent donations. These items reduced net earnings by $441 million.

(5) Includes $143 million of restructuring charges; $29 million reversal of restructuring charges; $50 million for a charge related to asset impairments and other asset write-offs; and a $121 million tax benefit relating to the closure of the Company's PictureVision subsidiary, the consolidation of the Company's photofinishing operations in Japan, asset write-offs and a change in the corporate tax rate. These items improved net earnings by $7 million.

(6) Refer to Note 22, "Discontinued Operations" for a discussion regarding the earnings from discontinued operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment or breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework."

Based on management's assessment using the COSO criteria, and in consideration of the results of the Company's remediation efforts with respect to internal controls surrounding the deferred income tax valuation allowance account as discussed within *Changes in Internal Control over Financial Reporting* below, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, as stated in their report which appears on page 58 of this Form 10-K under the heading, *Report of Independent Registered Public Accounting Firm.*

Changes in Internal Control Over Financial Reporting

As disclosed in the Company's 2005 Annual Report on Form 10-K, and in its Quarterly Reports on Form 10-Q for each of the first three quarters of 2006, the Company reported a material weakness in its internal control over financial reporting related to the completeness and accuracy of the Company's deferred income tax valuation allowance account. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As of December 31, 2006, the Company has remediated the previously reported material weakness in its internal control over financial reporting related to the completeness and accuracy of the Company's deferred income tax valuation allowance account. The following remedial actions have been undertaken:

- With the help of external advisors (other than the Company's independent registered public accounting firm), standard controls were enhanced for evaluating world-wide positions with respect to valuation allowances, including quarterly tax packages with standardized documentation to identify and quantify potential issues;
- Organizational structure changes were made to enhance efficiencies, effectiveness and accountability by aligning the global tax enterprise structure with the tax processes and controls. Specifically, the Company identified and established key tax positions to ensure tax processes and key controls are monitored and sustainable over time;
- The Company provided training and education efforts in tax areas, including the deferred income tax valuation allowance account.

In the third and fourth quarters of 2006, the Company has undertaken and completed, as appropriate, its testing to validate compliance with the enhanced policies, procedures and controls. The Company has undertaken this testing over these two quarters so as to be able to demonstrate operating effectiveness over a period of time that is sufficient to support its conclusion. In reviewing the results from this testing, management has concluded that the internal controls related to the completeness and accuracy of the Company's deferred income tax valuation allowance account have been significantly improved and that the above referenced material weakness in internal controls has been remediated as of December 31, 2006.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding directors is incorporated by reference from the information under the caption "Board Structure and Corporate Governance – Board of Directors" in the Company's Notice of 2007 Annual Meeting and Proxy Statement (the Proxy Statement), which will be filed within 120 days after December 31, 2006. The information required by Item 10 regarding audit committee financial expert disclosure is incorporated by reference from the information under the caption "Board Structure and Corporate Governance – Audit Committee Financial Qualifications" in the Proxy Statement. The information required by Item 10 regarding executive officers is contained in Part I under the caption "Executive Officers of the Registrant" on page 17. The information required by Item 10 regarding the Company's written code of ethics is incorporated by reference from the information under the captions "Board Structure and Corporate Governance – Corporate Governance Guidelines" and "Board Structure and Corporate Governance – Business Conduct Guide and Directors' Code of Conduct" in the Proxy Statement. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the caption "Reporting Compliance – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the information under the following captions in the Proxy Statement: "Board Structure and Corporate Governance" and "Compensation Discussion and Analysis."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Most of the information required by Item 12 is incorporated by reference from the information under the captions "Beneficial Ownership" in the Proxy Statement. "Stock Options and SARs Outstanding under Shareholder- and Non-Shareholder-Approved Plans" is shown below:

Stock Options and SARs Outstanding under Shareholder- and Non-Shareholder-Approved Plans

As required by Item 201(d) of Regulation S-K, the Company's total options outstanding of 35,050,758, including total SARs outstanding of 440,008, have been granted under equity compensation plans that have been approved by security holders and that have not been approved by security holders as follows:

Plan Category	Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	25,173,255	$ 41.54	11,659,741
Equity compensation plans not approved by security holders [2]	9,877,503	55.86	0
Total	35,050,758	$ 45.58	11,659,741

(1) The Company's equity compensation plans approved by security holders include the 2005 Omnibus Long-Term Compensation Plan, the 2000 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1990 Omnibus Long-Term Compensation Plan and the Wage Dividend Plan.

(2) The Company's equity compensation plans not approved by security holders include the Eastman Kodak Company 1997 Stock Option Plan and the Kodak Stock Option Plan. The 1997 Stock Option Plan, a plan formerly maintained by the Company for the purpose of attracting and retaining senior executive officers, became effective on February 13, 1997, and expired on December 31, 2003. The Compensation Committee administered the Plan and continues to administer those Plan

awards that remain outstanding. The Plan permitted awards to be granted in the form of stock options, shares of common stock and restricted shares of common stock. The maximum number of shares that were available for grant under the Plan was 3,380,000. The Plan required all stock option awards to be non-qualified, have an exercise price not less than 100% of fair market value of the Company's stock on the date of the option's grant and expire on the tenth anniversary of the date of grant. Awards issued in the form of shares of common stock or restricted shares of common stock were subject to such terms, conditions and restrictions as the Compensation Committee deemed appropriate.

The Kodak Stock Option Plan, an "all employee stock option plan" which the Company formerly maintained, became effective on March 13, 1998, and terminated on March 12, 2003. The Plan was used in 1998 to grant an award of 100 non-qualified stock options or, in those countries where the grant of stock options was not possible, 100 freestanding stock appreciation rights, to almost all full-time and part-time employees of the Company and many of its domestic and foreign subsidiaries. In March of 2000, the Company made essentially an identical grant under the Plan to generally the same category of employees. The Compensation Committee administered the Plan and continues to administer those Plan awards that remain outstanding. A total of 16,600,000 shares were available for grant under the Plan. All awards granted under the Plan generally contained the following features: 1) a grant price equal to the fair market value of the Company's common stock on the date of grant; 2) a two-year vesting period; and 3) a term of 10 years.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information under the captions "Compensation Discussion and Analysis - Employment Contracts and Arrangements" and "Board Structure and Corporate Governance – Board Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 regarding principal auditor fees and services is incorporated by reference from the information under the caption "Committee Reports – Report of the Audit Committee" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

	Page No.
(a) 1. Consolidated financial statements:	
Report of independent registered public accounting firm	58
Consolidated statement of operations	60
Consolidated statement of financial position	61
Consolidated statement of shareholders' equity	62 – 64
Consolidated statement of cash flows	65 – 66
Notes to financial statements	67 – 123
2. Financial statement schedules:	
II - Valuation and qualifying accounts	132

All other schedules have been omitted because they are not applicable or the information required is shown in the financial statements or notes thereto.

3. Additional data required to be furnished:

Exhibits required as part of this report are listed in the index appearing on pages 133 through 137.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTMAN KODAK COMPANY
(Registrant)

By:

/s/ Antonio M. Perez
Antonio M. Perez
Chairman & Chief Executive Officer

By:

/s/ Frank S. Sklarsky
Frank S. Sklarsky
Chief Financial Officer, and Executive Vice President

/s/ Diane E. Wilfong
Diane E. Wilfong
Chief Accounting Officer, and Corporate Controller

Date: March 1, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Richard S. Braddock
Richard S. Braddock, Director

/s/ Martha Layne Collins
Martha Layne Collins, Director

/s/ Timothy M. Donahue
Timothy M. Donahue, Director

/s/ Michael Hawley
Michael Hawley, Director

/s/ William H. Hernandez
William H. Hernandez, Director

/s/ Durk I. Jager
Durk I. Jager, Director

/s/ Debra L. Lee
Debra L. Lee, Director

/s/ Delano E. Lewis
Delano E. Lewis, Director

/s/ Antonio M. Perez
Antonio M. Perez, Director

/s/ Hector de J. Ruiz
Hector de J. Ruiz, Director

/s/ Laura D'Andrea Tyson
Laura D'Andrea Tyson

Date: March 1, 2007

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning of Period	Charges to Earnings and Equity	Amounts Written Off	Balance at End of Period
Year ended December 31, 2006				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 124	$ 56	$ 64	$ 116
Reserve for loss on returns and allowances	38	26	23	41
Total	$ 162	$ 82	$ 87	$ 157
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 9	$ (1)	$ —	$ 8
From Deferred Tax Assets:				
Valuation Allowance	$ 1,328	$ 655	$ 134	$ 1,849
Year ended December 31, 2005				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 92	$ 108	$ 76	$ 124
Reserve for loss on returns and allowances	35	28	25	38
Total	$ 127	$ 136	$ 101	$ 162
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 19	$ 7	$ 17	$ 9
From Deferred Tax Assets:				
Valuation Allowance	$ 284	$ 1,190	$ 146	$ 1,328
Year ended December 31, 2004				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 76	$ 50	$ 34	$ 92
Reserve for loss on returns and allowances	36	16	17	35
Total	$ 112	$ 66	$ 51	$ 127
From Long-Term Receivables and Other Noncurrent Assets:				
Reserve for doubtful accounts	$ 16	$ 8	$ 5	$ 19
From Deferred Tax Assets:				
Valuation Allowance	$ 287	$ 75	$ 78	$ 284

INDEX TO EXHIBITS

EXHIBIT NUMBER

(3) A. Certificate of Incorporation, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

B. By-laws, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

(4) A. Indenture dated as of January 1, 1988 between Eastman Kodak Company and The Bank of New York as Trustee.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 25, 1988, Exhibit 4.)

B. First Supplemental Indenture dated as of September 6, 1991 and Second Supplemental Indenture dated as of September 20, 1991, each between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in A.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Exhibit 4.)

C. Third Supplemental Indenture dated as of January 26, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in A.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 4.)

D. Fourth Supplemental Indenture dated as of March 1, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in A.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Exhibit 4.)

H. Form of the 7.25% Senior Notes due 2013.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

I. Resolutions of the Committee of the Board of Directors of Eastman Kodak Company, adopted on October 7, 2003, establishing the terms of the Securities.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

J. Fifth Supplemental Indenture, dated October 10, 2003, between Eastman Kodak Company and The Bank of New York, as Trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

K. Secured Credit Agreement, dated as of October 18, 2005, among Eastman Kodak Company and Kodak Graphic Communications Canada Company, the banks named therein, Citigroup Global Markets Inc., as lead arranger and bookrunner, Lloyds TSB Bank PLC, as syndication agent, Credit Suisse, Cayman Islands Branch, Bank of America, N. A. and The CIT Group/Business Credit, Inc., as co-documentation agents, and Citicorp USA, Inc., as agent for the lenders.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.1.)

L. Security Agreement, dated as of October 18, 2005, among Eastman Kodak Company, the subsidiary grantors identified therein and Citicorp USA, Inc., as agent, relating to the Secured Credit Agreement.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.2.)

M. Canadian Security Agreement, dated as of October 18, 2005, among Kodak Graphic Communications Canada Company and Citicorp USA, Inc., as agent, relating to the Secured Credit Agreement.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.3.)

Eastman Kodak Company and certain subsidiaries are parties to instruments defining the rights of holders of long-term debt that was not registered under the Securities Act of 1933. Eastman Kodak Company has undertaken to furnish a copy of these instruments to the Securities and Exchange Commission upon request.

(10) A. Philip J. Faraci Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Exhibit 10.)

B. Eastman Kodak Company Insurance Plan for Directors.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 29, 1985, Exhibit 10.)

C. Eastman Kodak Company Deferred Compensation Plan for Directors, as amended February 11, 2000.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, and the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

D. Eastman Kodak Company Non-Employee Director Annual Compensation Plan, effective June 1, 2004.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, Exhibit 10.)

E. 1982 Eastman Kodak Company Executive Deferred Compensation Plan, as amended effective December 9, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, and the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

F. Eastman Kodak Company 2005 Omnibus Long-Term Compensation Plan, effective January 1, 2005.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Non-Qualified Stock Options pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Restricted Stock, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005.)

Form of Notice of Award of Restricted Stock with a Deferral Feature, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10.)

Form of Administrative Guide for Annual Officer Stock Options Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Stock Option Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Restricted Stock Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

G. Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.1.)

Amendment, dated September 26, 2006, to Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.2.)

H. Stock and Asset Purchase Agreement by and between Eastman Kodak Company and ITT Industries, Inc. dated February 8, 2004.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the period ended September 30, 2004, Exhibit 10.)

I. Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, as amended effective as of November 12, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)

J. Kodak Executive Financial Counseling Program.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 10.)

K. Personal Umbrella Liability Insurance Coverage.
Eastman Kodak Company provides $5,000,000 personal umbrella liability insurance coverage to its directors and approximately 160 key executives. The coverage, which is insured through The Mayflower Insurance Company, Ltd., supplements participants' personal coverage. The Company pays the cost of this insurance. Income is imputed to participants.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Exhibit 10.)

L. Kodak Executive Health Management Plan, as amended effective January 1, 1995.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)

M. James Langley Agreement dated August 12, 2003.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

N. Kodak Stock Option Plan, as amended and restated August 26, 2002.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Exhibit 10.)

O. Eastman Kodak Company 1997 Stock Option Plan, as amended effective as of March 13, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, Exhibit 10.)

P. Bernard Masson Agreement dated August 13, 2003.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

Amendment to Letter Agreement, effective May 5, 2005, between Eastman Kodak Company and Bernard Masson.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 6, 2005.)

Letter Agreement, dated September 30, 2005, between Eastman Kodak Company and Bernard Masson.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 6, 2005.)

Q. Eastman Kodak Company 2001 Short-Term Variable Pay to Named Executive Officers.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, Exhibit 10.)

R. Eastman Kodak Company 2000 Omnibus Long-Term Compensation Plan; as amended effective January 1, 2004.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999; the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, Exhibit 10.)

Form of Notice of Award of Non-Qualified Stock Options Granted To __________, Pursuant to the 2000 Omnibus Long-Term Compensation Plan; and Form of Notice of Award of Restricted Stock Granted To __________, Pursuant to the 2000 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

S. Eastman Kodak Company Executive Compensation for Excellence and Leadership Plan, amended and restated as of January 1, 2005.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.4.)

Amendment effective January 1, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, Exhibit 10.)

T. Eastman Kodak Company Executive Protection Plan; effective July 25, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, Exhibit 10.)

U. Eastman Kodak Company Estate Enhancement Plan, as adopted effective March 6, 2000.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

V. Antonio M. Perez Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, Exhibit 10 Z.)
Letter dated May 10, 2005, from the Chair, Executive Compensation and Development Committee, to Antonio M. Perez.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10 DD.).
Notice of Award of Restricted Stock with a Deferral Feature Granted to Antonio M. Perez, effective June 1, 2005, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10 CC.)

W. Daniel A. Carp Agreement dated November 22, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)
$1,000,000 Promissory Note dated March 2, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Exhibit 10.)
Letter dated May 10, 2005, from the Chair, Executive Compensation and Development Committee, to Daniel A. Carp.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10 F.)

X. Robert H. Brust Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)
Amendment, dated February 8, 2001, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, Exhibit 10.)
Amendment, dated November 12, 2001, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)
Amendment, dated October 2, 2003, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Exhibit 10.)
Amendment, dated March 7, 2005, to Agreement dated December 20, 1999.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 10, 2005.)

Y. Redemption Agreement among Sun Chemical Corporation and Sun Chemical Group B.V. and Eastman Kodak Company and Kodak Graphics Holdings, Inc., dated as of January 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

Z. Arrangement Agreement among Eastman Kodak Company, 4284488 Canada Inc. and Creo Inc., dated January 30, 2005.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

AA1. Dan Meek Hire Agreement dated July 31, 1998.

AA2. Dan Meek Retention Agreement dated June 25, 2001.

AA3. Dan Meek Retention Agreement dated January 9, 2006.

AA4. Dan Meek Termination Agreement dated May 2, 2006.

BB. Mary Jane Hellyar Retention Agreement dated August 14, 2006.

(12) Statement Re Computation of Ratio of Earnings to Fixed Charges.

(18) Letter Re Change in Accounting Principles.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, Exhibit 18.)

(21) Subsidiaries of Eastman Kodak Company.

(23) Consent of Independent Registered Public Accounting Firm.

(31.1) Certification.

(31.2) Certification.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

■ Exhibit (10)

(10) AA1. Dan Meek Hire Agreement dated July 31, 1998.

AA2. Dan Meek Retention Agreement dated June 25, 2001.

AA3. Dan Meek Retention Agreement dated January 9, 2006.

AA4. Dan Meek Termination Agreement dated May 2, 2006.

BB. Mary Jane Hellyar Retention Agreement dated August 14, 2006.

(These exhibits have been omitted due to length. They can be accessed through either the SEC website at www.sec.gov, or Eastman Kodak Company website at www.Kodak.com.)

■ Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except for ratios)	2006	2005	2004	2003	2002
			Year Ended December 31		
(Loss) earnings from continuing operations before provision for income taxes	$ (346)	$ (799)	$ (113)	$ 62	$ 890
Adjustments:					
Minority interest in income of subsidiaries with fixed charges	7	4	2	24	17
Undistributed (earnings)/loss of equity method investees	(7)	(12)	(30)	41	107
Interest expense	262	211	168	147	173
Interest component of rental expense [1]	57	50	54	53	53
Amortization of capitalized interest	43	22	25	27	28
Earnings as adjusted	$ 16	$ (524)	$ 106	$ 354	$ 1,268
Fixed charges:					
Interest expense	$ 262	$ 211	$ 168	$ 147	$ 173
Interest component of rental expense [1]	57	50	54	53	53
Capitalized interest	3	3	2	2	3
Total fixed charges	$ 322	$ 264	$ 224	$ 202	$ 229
Ratio of earnings to fixed charges	*	**	***	1.8x	5.5x

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $306 million.

** Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $788 million.

*** Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $118 million.

■ Exhibit (21)

SUBSIDIARIES OF EASTMAN KODAK COMPANY

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	New Jersey
Laser-Pacific Media Corporation	Delaware
FPC, Inc.	California
PracticeWorks, Inc.	Delaware
Qualex Inc.	Delaware
Qualex Canada Photofinishing Inc.	Canada
Eastman Gelatine Corporation	Massachusetts
OREX Computed Radiography U.S., Inc.	Delaware
Pakon, Inc.	Indiana
Kodak Imaging Network, Inc. (formerly Ofoto, Inc.)	Delaware
Eastman Canada Company	Canada
Kodak Canada Inc.	Canada
Kodak Graphic Communications Canada Company	Canada
Creo Capital Netherlands B.V.	Netherlands
Creo EMEA S.A	Belgium
Kodak Argentina S.A.I.C.	Argentina
Kodak Chilena S.A. Fotografica	Chile
Kodak Americas, Ltd.	New York
Kodak Venezuela, S.A.	Venezuela
Kodak (Near East), Inc.	New York
Kodak (Singapore) Pte. Limited	Singapore
Kodak Philippines, Ltd.	New York
Kodak Polychrome Graphics Company Ltd.	Barbados
Kodak Limited	England
Cinesite (Europe) Limited	England
Kodak India Limited	India
Kodak International Finance Limited	England
Kodak Polska Sp.zo.o	Poland
Kodak OOO	Russia
Kodak Czech Spol s.r.o.	Czech Republic
Kodak S.A.	France
Kodak-Pathe SAS	France
Trophy Radiologie S.A.	France
Kodak Verwaltung GmbH	Germany
Eastman Kodak Holdings B.V.	Netherlands
Eastman Kodak SA	Switzerland
Kodak Brasileira Comercio E Industria Ltda.	Brazil
Kodak Nederland B.V.	Netherlands
Kodak Polychrome Graphics Enterprises B.V.	Netherlands
Algotec Systems Ltd.	Israel
OREX Computed Radiography, Ltd.	Israel
Kodak (China) Investment Company Ltd.	China

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	
Kodak Korea Ltd.	South Korea
Kodak New Zealand Limited	New Zealand
Kodak (Australasia) Pty. Ltd.	Australia
Kodak (South Africa) (Proprietary) Limited	South Africa
Kodak (Egypt) S.A.E.	Egypt
Kodak (Malaysia) Sdn.Bhd.	Malaysia
Kodak (Taiwan) Limited	Taiwan
Eastman Kodak International Capital Company, Inc.	Delaware
Kodak de Mexico S.A. de C.V.	Mexico
Kodak Export de Mexico, S. de R.L. de C.V.	Mexico
Kodak Mexicana, S.A. de C.V.	Mexico
N.V. Kodak S.A.	Belgium
Kodak A/S	Denmark
Kodak Norge A/S	Norway
Kodak Societe Anonyme	Switzerland
Kodak (Hong Kong) Limited	Hong Kong
Kodak (Thailand) Limited	Thailand
Kodak Gesellschaft m.b.H.	Austria
Kodak Kft.	Hungary
Kodak Oy	Finland
Kodak S.p.A.	Italy
Kodak Portuguesa Limited	New York
Kodak, S.A.	Spain
Kodak Nordic AB	Sweden
Kodak Japan Ltd.	Japan
K.K. Kodak Information Systems	Japan
Kodak Digital Product Center, Japan Ltd.	Japan
Kodak (China) Limited	Hong Kong
Kodak Electronic Products (Shanghai) Company Limited	China
Kodak (China) Company Limited	China
Kodak (China) Graphic Communications Company Ltd.	China
Kodak (Wuxi) Company Limited	China
Kodak (Xiamen) Company Limited	China
Kodak (Shanghai) International Trading Co. Ltd.	China
Shanghai Da Hai Camera Co., Ltd.	China

Note: Subsidiary Company names are indented under the name of the parent company.

■ Exhibit (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-111726, No. 333-108562, No. 333-56964, and No. 333-31759) and Form S-8 (No. 33-56499, No. 33-65033, No. 33-65035, No. 333-57729, No. 333-57659, No. 333-57665, No. 333-23371, No. 333-43526, No. 333-43524, No. 333-64366, and No. 333-125355) of Eastman Kodak Company of our report dated March 1, 2007 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
March 1, 2007

CERTIFICATION

I, Antonio M. Perez, certify that:

1. I have reviewed this Annual Report of Eastman Kodak Company on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Date: March 1, 2007

/s/ Antonio M. Perez

Antonio M. Perez
Chairman and Chief Executive Officer

■ Exhibit (31.2)

CERTIFICATION

I, Frank S. Sklarsky, certify that:

1. I have reviewed this Annual Report of Eastman Kodak Company on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2007

/s/ Frank S. Sklarsky

Frank S. Sklarsky
Chief Financial Officer

■ Exhibit (32.1)

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antonio M. Perez, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company..

/s/ Antonio M. Perez

Antonio M. Perez
Chairman and Chief Executive Officer

March 1, 2007

Exhibit (32.2)

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank S. Sklarsky, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Frank S. Sklarsky

Frank S. Sklarsky
Chief Financial Officer

March 1, 2007

NOTICE OF 2007 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice April 2, 2007

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

TABLE OF CONTENTS

PROXY STATEMENT

1 Notice of the 2007 Annual Meeting of Shareholders

QUESTIONS & ANSWERS

2 Questions & Answers
7 Householding of Disclosure Documents
7 Audio Webcast of Annual Meeting

PROPOSALS

8 Management Proposals
8 Item 1 — Election of Directors
8 Item 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm
9 Shareholder Proposal
9 Item 3 — Shareholder Proposal Requesting A Monetary Limit on Executive Compensation

BOARD STRUCTURE AND CORPORATE GOVERNANCE

11 Introduction
11 Corporate Governance Guidelines
11 Business Conduct Guide and Directors' Code of Conduct
11 Board Independence
12 Audit Committee Financial Qualifications
12 Review, Approval or Ratification of Transactions with Related Persons
13 Board of Directors
15 Committees of the Board
17 Committee Membership
18 Executive Compensation and Development Committee
19 Compensation Committee Interlocks and Insider Participation
19 Governance Practices
21 Director Compensation

BENEFICIAL OWNERSHIP

25 Beneficial Security Ownership of More Than 5% of the Company's Common Stock
26 Beneficial Security Ownership of Directors, Nominees and Executive Officers

COMMITTEE REPORTS

28 Report of the Audit Committee
29 Report of the Corporate Responsibility and Governance Committee
31 Report of the Executive Compensation and Development Committee

COMPENSATION DISCUSSION AND ANALYSIS

32 Summary/Introduction
32 Compensation Philosophy
33 Total Direct Compensation
39 CEO Evaluation and Compensation
40 Other Compensation Elements
41 Severance and Change-in-Control Arrangements
42 Additional Executive Compensation Principles

COMPENSATION OF NAMED EXECUTIVE OFFICERS

43 Summary Compensation Table
47 Employment Contracts and Arrangements
50 Grants of Plan-Based Awards Table
54 Outstanding Equity Awards at Fiscal Year-End Table
57 Option Exercises and Stock Vested Table
58 Pension Benefits Table
61 Non-Qualified Deferred Compensation Table
63 Termination and Change-in-Control Arrangements
67 Regular Severance Payments Table
68 Severance Benefits Based on Termination Due to Disability Table
69 Severance Benefits Based on Termination Due to Death Table
69 Severance Benefits Based on Termination by Mr. Perez with Good Reason Table
72 Change-In-Control Severance Payments Table

REPORTING COMPLIANCE

73 Section 16(a) Beneficial Ownership Reporting Compliance

EXHIBITS

74 Exhibit I — Director Independence Standards
75 Exhibit II — Director Qualification Standards
75 Exhibit III — Director Selection Process
76 Exhibit IV — Audit and Non-Audit Services Pre-Approval Policy

ANNUAL MEETING INFORMATION

78 2007 Annual Meeting Directions and Parking Information

CORPORATE DIRECTORY

80 Board of Directors and Corporate Officers

NOTICE OF 2007 ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 9, 2007 at 10:00 a.m. at the Morris J. Wosk Centre for Dialogue at Simon Fraser University, 580 W. Hastings Street, Vancouver, BC, Canada. You will be asked to vote on management and shareholder proposals. This Proxy Statement and the enclosed proxy card are being mailed to you on or about April 2, 2007.

Whether or not you attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, as well as by telephone or by mailing a proxy card or voting instruction card. Please review the instructions on your proxy or voting instruction card regarding each of these voting options. We encourage you to use the internet, as it is the most cost-effective way to vote.

We look forward to seeing you at the Annual Meeting and would like to take this opportunity to remind you that your vote is very important.

Sincerely,



Antonio M. Perez
Chairman of the Board

NOTICE OF THE 2007 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 9, 2007 at 10:00 a.m. at the Morris J. Wosk Centre for Dialogue at Simon Fraser University, 580 W. Hastings Street, Vancouver, BC, Canada. The following proposals will be voted on at the Annual Meeting:

1. Election of the following directors for a term of one year or until their successors are duly elected and qualified:
   Michael J. Hawley, William H. Hernandez, Hector de J. Ruiz and Laura D'Andrea Tyson.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Shareholder proposal requesting a monetary limit on executive compensation.

The Board of Directors recommends a vote FOR items 1 and 2 and AGAINST item 3.

If you were a shareholder of record at the close of business on March 19, 2007, you are entitled to vote at the Annual Meeting.

If you have any questions about the Annual Meeting, please contact: Coordinator, Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0205, (585) 724-5492.

The Annual Meeting will be accessible by the handicapped. If you require special assistance, call the Coordinator, Shareholder Services.

By Order of the Board of Directors



Laurence L. Hickey
Secretary and Assistant General Counsel
Eastman Kodak Company
April 2, 2007

■ Questions & Answers

Q. ***Why am I receiving these proxy materials?***

A. Our Board of Directors (the Board) is providing these proxy materials to you in connection with Kodak's 2007 annual meeting of Shareholders (the Annual Meeting). As a shareholder of record, you are invited to attend the Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement. The approximate date on which this Proxy Statement and enclosed proxy card are being mailed to you is April 2, 2007.

Q. ***What am I voting on?***

A. The Board is soliciting your proxy in connection with the Annual Meeting to be held on Wednesday, May 9, 2007 at 10:00 a.m. Pacific Daylight Time at the Morris J. Wosk Centre for Dialogue at Simon Fraser University, 580 W. Hastings Street, Vancouver, BC, Canada, and any adjournment or postponement thereof. You are voting on the following proposals:

1. Election of the following directors for a term of one year or until their successors are duly elected and qualified:
   Michael J. Hawley, William H. Hernandez, Hector de J. Ruiz and Laura D'Andrea Tyson.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Shareholder proposal requesting a monetary limit on executive compensation.

Q. ***What are the voting recommendations of the Board?***

A. The Board recommends the following votes:

- FOR each of the director nominees.
- FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
- AGAINST the shareholder proposal.

Q. ***What is the difference between holding shares as a shareholder of record and as a beneficial owner?***

A. Most Kodak shareholders hold their shares through a broker or other nominee (beneficial ownership) rather than directly in their own name (shareholder of record). As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered in your name with Kodak's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Kodak. As the shareholder of record, you have the right to grant your voting proxy directly to Kodak or a third party, or to vote in person at the Annual Meeting. Kodak has enclosed or sent a proxy card for you to use.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card on behalf of your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares and you are also invited to attend the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker has the discretion to vote on routine corporate matters presented in the proxy materials without your specific voting instructions, but with respect to any non-routine matter over which the broker does not have discretionary voting power, your shares will not be voted without your specific voting instructions. When the broker does not have discretionary voting power on a particular proposal and does not receive voting instructions from you, the shares that are not voted are referred to as "broker non-votes."

Q. ***Will any other matter be voted on?***

A. We are not aware of any other matters you will be asked to vote on at the Annual Meeting. If you have returned your signed proxy card or otherwise given the Company's management your proxy, and any other matter is properly brought before the Annual Meeting, Antonio M. Perez and Laurence L. Hickey, acting as your proxies, will vote for you in their discretion. New Jersey law (under which the Company is incorporated) requires that you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Annual Meeting.

Q. ***How do I vote?***

A. There are four ways to vote, if you are a shareholder of record:

- By internet at **www.investorvote.com**. We encourage you to vote this way.
- By toll-free telephone: (800) 652-VOTE (8683).
- By completing and mailing your proxy card.
- By written ballot at the Annual Meeting.

Your shares will be voted as you indicate. If you return your signed proxy card or otherwise give the Company's management your proxy, but do not indicate your voting preferences, Antonio M. Perez and Laurence L. Hickey will vote your shares FOR items 1 and 2 and AGAINST item 3. As to any other business that may properly come before the Annual Meeting, Antonio M. Perez and Laurence L. Hickey will vote in accordance with their best judgment, although the Company does not presently know of any other business.

If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***What happens if I do not give specific voting instructions?***

A. If you hold shares in your name, and you sign and return a proxy card without giving specific voting instructions, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Meeting. If you hold your shares through a broker, bank or other nominee, and do not provide your broker with specific voting instructions:

- Your broker will have the authority to exercise discretion to vote your shares with respect to item 1 (election of directors) and item 2 (ratification of auditors) because they involve matters that are considered routine.
- Your broker will not have the authority to exercise discretion to vote your shares with respect to item 3 (the shareholder proposal) because it involves a matter that is considered non-routine.

Q. ***What is the deadline for voting my shares?***

A. If you are a shareholder of record and vote by internet or telephone, your vote must be received by 12:01 a.m., Eastern Time, on May 9, 2007, the morning of the Annual Meeting. If you are a shareholder of record and vote by mail or by written ballot at the Annual Meeting, your vote must be received before the polls close at the Annual Meeting.

If you are a beneficial owner, please follow the voting instructions provided by your broker, trustee or nominee. You may vote your shares in person at the Annual Meeting, only if you provide a legal proxy obtained from your broker, trustee or nominee at the Annual Meeting.

Q. ***Who can vote?***

A. To be able to vote your Kodak shares, the records of the Company must show that you held your shares as of the close of business on March 19, 2007, the record date for the Annual Meeting. Each share of common stock is entitled to one vote.

Q. ***Can I change my vote or revoke my proxy?***

A. Yes. If you are a shareholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a timely new vote by internet or telephone;
- Returning a later-dated proxy card; or
- Notifying Laurence L. Hickey, Secretary and Assistant General Counsel.

You may also complete a written ballot at the Annual Meeting.

If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. *What vote is required to approve each proposal?*

A. The following table describes the voting requirements for each proposal:

Item 1 — Election of Directors	The director nominees receiving the greatest number of votes will be elected. This means that, if you do not vote for a particular nominee, or if you withhold authority to vote for a particular nominee when voting your proxy, your vote will not count for or against the nominee. Under the Company's majority voting policy for the election of directors, as more fully described on page 29 of this Proxy Statement, in an uncontested election, any director who receives a majority of "withhold" votes will be required to tender his or her resignation to the Corporate Responsibility and Governance Committee, which will then consider the resignation and make a recommendation to the Board.
Item 2 — Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm	To be approved by you, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.
Item 3 — Shareholder Proposal requesting a monetary limit on executive compensation	To be approved by you, the shareholder proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.

Q. *Is my vote confidential?*

A. Yes. Only the inspectors of election and certain individuals who help with processing and counting the votes have access to your vote. Directors and employees of the Company may see your vote only if the Company needs to defend itself against a claim or if there is a proxy solicitation by someone other than the Company. Therefore, please do not write any comments on your proxy card.

Q. *Who will count the vote?*

A. Computershare Investor Services will count the vote. Its representatives will be the inspectors of election.

Q. *What shares are covered by my proxy card?*

A. The shares covered by your proxy card represent all the shares of Kodak stock you own, including those in the Eastman Kodak Shares Program and the Employee Stock Purchase Plan, and those credited to your account in the Eastman Kodak Employees' Savings and Investment Plan and the Kodak Employees' Stock Ownership Plan. The trustees and custodians of these plans will vote your shares in each plan as you direct. You have one vote for each share of Kodak common stock you own on the record date with respect to all business at the Annual Meeting.

Q. *What does it mean if I get more than one proxy card?*

A. It means your shares are in more than one account. You should vote the shares on all your proxy cards. To provide better shareholder service, we encourage you to have all your shares registered in the same name and address. You may do this by contacting our transfer agent, Computershare Investor Services at (800) 253-6057.

Q. *Who can attend the Annual Meeting?*

A. If the records of the Company show that you held your shares as of the close of business on March 19, 2007, the record date for the Annual Meeting, you can attend the Annual Meeting. Seating, however, is limited. Attendance at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting. Photographs will be taken and videotaping will be conducted at the Annual Meeting. We may use these images in publications. If you attend the Annual Meeting, we assume we have your permission to use your image.

Q. ***What do I need to do to attend the Annual Meeting?***

A. To attend the Annual Meeting, please follow these instructions:

- If you vote by using the enclosed proxy card, check the appropriate box on the card.
- If you vote by internet or telephone, follow the instructions provided for attendance.
- If you are a beneficial owner, bring proof of your ownership with you to the Annual Meeting.
- To enter the Annual Meeting, bring the Admission Ticket attached to your proxy card or printed from the internet.
- If you do not have an Admission Ticket, go to the Special Registration desk upon arrival at the Annual Meeting.

Seating at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting.

Q. ***Can I bring a guest?***

A. Yes. If you plan to bring a guest to the Annual Meeting, check the appropriate box on the enclosed proxy card or follow the instructions on the internet or telephone. When you go through the registration area at the Annual Meeting, be sure your guest is with you.

Q. ***What is the quorum requirement of the Annual Meeting?***

A. A majority of the outstanding shares on May 9, 2007 constitutes a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes, other than where stated, will be counted in determining the quorum, but neither will be counted as votes cast. On March 19, 2007, there were 287,559,384 shares outstanding.

Q. ***Can I nominate someone to the Board?***

A. Our by-laws provide that any shareholder may nominate a person for election to the Board so long as the shareholder follows the procedure outlined in the by-laws as summarized below. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by our Corporate Responsibility and Governance Committee.

The complete description of the procedure for shareholder nomination of director candidates is contained in our by-laws. A copy of the full text of the by-law provision containing this procedure may be obtained by writing to our Secretary at our principal executive offices. Our by-laws can also be accessed at **www.kodak.com/go/governance**. For purposes of summarizing this procedure, we have assumed: 1) the date of the upcoming Annual Meeting is within 30 days of the date of the annual meeting for the previous year; and 2) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 120 days prior to the first anniversary of the previous year's annual meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next annual meeting must deliver written notice of such nomination to our Secretary, at our principal office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting.

The written notice to our Secretary must contain the following information with respect to each nominee: 1) the proposing shareholder's name and address; 2) the number of shares of the Company owned of record and beneficially by the proposing shareholder; 3) the name of the person to be nominated; 4) the number of shares of the Company owned of record and beneficially by the nominee; 5) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; 6) such other information regarding the nominee as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (SEC) had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and 7) the nominee's signed consent to serve as a director if so elected.

Persons who are nominated in accordance with this procedure will be eligible for election as directors at the annual meeting of the Company's shareholders.

Q. *What is the deadline to propose actions for consideration at the 2008 annual meeting?*

A. For a shareholder proposal to be considered for inclusion in Kodak's proxy statement for the 2008 annual meeting, the Secretary of Kodak must receive the written proposal at our principal executive offices no later than December 4, 2007. Such proposals must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

For a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to approve that proposal, provide the information required by the by-laws of Kodak and give timely notice to the Secretary of Kodak in accordance with the by-laws of Kodak, which, in general, require that the notice be received by the Secretary of Kodak:

- not earlier than the close of business on January 9, 2008, and
- not later than the close of business on February 11, 2008.

If the date of the shareholder meeting is moved more than 30 days before or 30 days after the anniversary of the 2007 Annual Meeting, then notice of a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates:

- 90 days prior to the meeting, and
- 10 days after public announcement of the meeting date.

You may contact our Secretary at our principal executive offices for a copy of the relevant by-law provisions regarding the requirements for making shareholder proposals. Our by-laws can also be accessed at **www.kodak.com/go/governance**.

Q. *How much did this proxy solicitation cost?*

A. The Company hired Georgeson Shareholder Communications, Inc. to assist in the distribution of proxy materials and solicitation of votes. The estimated fee is $18,500 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders. Directors, officers and employees of the Company may solicit proxies and voting instructions in person, by telephone or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with these solicitations.

Q. *What other information about Kodak is available?*

A. The following information is available:

- Annual Report on Form 10-K
- Transcript of the Annual Meeting
- Plan descriptions, annual reports and trust agreements and contracts for the pension plans of the Company and its subsidiaries
- Diversity Report; Form EEO-1
- Health, Safety and Environment Annual Report on Kodak's website at **www.kodak.com/go/HSE**
- Corporate Responsibility Principles on Kodak's website at **www.kodak.com/US/en/corp/principles**
- Corporate Governance Guidelines on Kodak's website at **www.kodak.com/go/governance**
- Business Conduct Guide on Kodak's website at **www.kodak.com/US/en/corp/principles/businessConduct.shtml**
- Eastman Kodak Company by-laws on Kodak's website at **www.kodak.com/go/governance**
- Charters of the Board's Committees (Audit Committee, Corporate Responsibility and Governance Committee, Executive Committee, Executive Compensation and Development Committee, and Finance Committee) on Kodak's website at **www.kodak.com/go/governance**
- Directors' Code of Conduct on Kodak's website at **www.kodak.com/go/governance**
- Kodak Board of Directors Policy on Recoupment of Annual Incentive Bonuses in the Event of a Restatement Due to Fraud or Misconduct at **www.kodak.com/go/governance**

You may request printed copies of any of these documents by contacting:

Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0205
(585) 724-5492

The address of our principal executive office is:

Eastman Kodak Company
343 State Street
Rochester, NY 14650

HOUSEHOLDING OF DISCLOSURE DOCUMENTS

The SEC has adopted rules regarding the delivery of disclosure documents to shareholders sharing the same address. This rule benefits both you and Kodak. It reduces the volume of duplicate information received at your household and helps Kodak reduce expenses. Kodak expects to follow this rule any time it distributes annual reports, proxy statements, information statements and prospectuses. As a result, we are sending only one copy of this Proxy Statement and Kodak's Annual Report to multiple shareholders sharing an address, unless we receive contrary instructions from one or more of these shareholders. Each shareholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of disclosure documents for this year, but you would prefer to receive your own copy, please contact Kodak's transfer agent, Computershare Investor Services by calling their toll-free number, (800) 253-6057, or by mail at P.O. Box 43078, Providence, RI 02940-3078.

If you would like to receive your own set of Kodak's disclosure documents in future years, follow the instructions described below. Similarly, if you share an address with another Kodak shareholder and together both of you would like to receive only a single set of Kodak's disclosure documents, follow these instructions:

- If your Kodak shares are registered in your own name, please contact Kodak's transfer agent, Computershare Investor Services and inform them of your request by phone: (800) 253-6057, or by mail: P.O. Box 43078, Providence, RI 02940-3078.
- If a broker or other nominee holds your Kodak shares, please contact ADP and inform them of your request by phone: (800) 542-1061, or by mail: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Be sure to include your name, the name of your brokerage firm and your account number.

AUDIO WEBCAST OF ANNUAL MEETING AVAILABLE ON THE INTERNET

Kodak's Annual Meeting will be webcast live. If you have internet access, you can listen to the webcast by going to Kodak's Investor Center webpage at **www.kodak.com/US/en/corp/investorCenter/investorsCenterHome.shtml.**

This webcast is listen only. You will not be able to ask questions..

The Annual Meeting audio webcast will remain available on our website for a short period of time after the Annual Meeting.

Information included on our website, other than our Proxy Statement and proxy card, is not part of the proxy solicitation materials.

MANAGEMENT PROPOSALS

ITEM 1 — Election of Directors

Kodak's by-laws require us to have at least nine directors but no more than 18. The number of directors is set by the Board and is currently 11. Mr. Perez is the only director who is an employee of the Company. We are in the process of declassifying our Board.

- Class I directors who stood for election at the 2006 annual meeting were elected for two-year terms ending in 2008.
- Class II directors are standing for re-election at the 2007 Annual Meeting for one-year terms ending in 2008.
- Class III directors, whose terms end in 2008, will continue to serve out their terms in full.

Beginning with the 2008 annual meeting, all directors will stand for election to one-year terms.

There are four Class II directors whose terms expire at the 2007 Annual Meeting and who are standing for re-election. Martha Layne Collins, an existing Class I director, is not standing for re-election due to her pending retirement, in accordance with the Company's mandatory retirement policy. Durk I. Jager, an existing Class III director, will be stepping down as a director as of the date of the 2007 Annual Meeting.

Nominees for election as Class II directors are:

Michael J. Hawley
William H. Hernandez
Hector de J. Ruiz
Laura D'Andrea Tyson

These nominees agree to serve a one-year term. Information about them is provided on pages 13 - 14 of this Proxy Statement.

If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

The director nominees receiving the greatest number of votes will be elected. Under the Company's majority voting policy for the election of directors, however, any director who receives a majority of "withhold" votes will be required to tender his or her resignation to the Corporate Responsibility and Governance Committee, which will then consider the resignation and make a recommendation to the Board. More information about the Company's majority voting policy can be found on page 29 of this Proxy Statement.

The Board of Directors recommends a vote FOR the election of these directors.

ITEM 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as Our Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP has been the Company's independent accountants for many years. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve until the 2008 annual meeting.

Representatives of PricewaterhouseCoopers LLP are expected to attend the Annual Meeting to respond to questions and, if they desire, make a statement.

The ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote.

The Board of Directors recommends a vote FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

ITEM 3 — Shareholder Proposal Requesting A Monetary Limit on Executive Compensation

Robert D. Morse, owner of over $2,000 in Company stock, submitted the following proposal:

"PROPOSAL: I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Eastman Kodak Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc.; have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs.

REASONS: The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such. This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners!

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit!"

BOARD OF DIRECTORS' POSITION

Our Board recommends a vote AGAINST this proposal because limiting executive officer compensation to $500,000 per year would not be in the best interests of the Company or you for the following reasons:

Hinders Ability to Attract and Retain Leadership. Attracting and retaining qualified senior leadership and motivating them to contribute to the success of Kodak depends in part on our ability to remain competitive with companies against which we compete for executive talent. The proposal would place an arbitrary annual limit on the amount of compensation that can be paid to our senior leadership. Because the market for executive talent has valued the services of certain senior executives in excess of this limit, the proposal would place the Company at a competitive disadvantage and severely hinder its ability to recruit and retain talented executive leadership. Our Board believes that it is important that executive compensation be market competitive. Our executive compensation philosophy provides that total direct compensation, consisting of annual pay, annual variable pay and long-term variable equity incentives, should be at a competitive median level.

Limits Compensation Committee's Flexibility. The Executive Compensation and Development Committee (Compensation Committee) of our Board is composed solely of independent directors and retains an independent external compensation consultant to advise it on executive compensation matters. The Compensation Committee exercises its business judgment by regularly considering its approach to the compensation paid to the Company's senior executives. For example, in 2005, the Compensation Committee, in light of the Company's extraordinary digital transformation, requested its independent external consultant to analyze the market competitiveness of each element of compensation paid to the Company's executive officers. In accordance with the consultant's recommendation, the Compensation Committee has taken steps to close the competitive deficits in long-term compensation for our senior executives while at the same time recognizing the need to constrain cash compensation. The proposal would impair the Compensation Committee's ability to exercise this sort of business judgment to account for changes in our Company's needs, competitive market conditions and best practices.

Compensation Paid to Senior Executives is Appropriate and Competitive. We believe that the compensation paid to our senior leadership is appropriate and market competitive. Our executive compensation philosophy specifically provides that total direct compensation should be at a competitive median level. In addition, our Compensation Committee has put a number of measures in place to ensure that the compensation paid to our senior officers is not excessive. For example, the Compensation Committee regularly meets with its own external independent compensation consultant to discuss both the reasonableness and competitiveness of the compensation paid to our senior leadership. In addition, the total direct compensation of our senior officers is annually compared to national surveys using companies with gross revenues similar to Kodak's.

Hinders Compensation Committee's Duties. Our Compensation Committee is required by the New York Stock Exchange (NYSE) rules and the Compensation Committee's charter to review and approve corporate goals and objectives relevant to CEO compensation, to evaluate the CEO's per-

formance in light of those goals and objectives and to determine and approve the CEO's compensation level based on this evaluation. The proposal's arbitrary cap would hinder the Compensation Committee's ability to fulfill its duties.

Contrary to Company's Executive Compensation Principles. Our Executive Compensation Principles link closely the compensation of our senior officers with the achievement of annual and long-term performance goals. By imposing an arbitrary constraint on the compensation of our senior leadership, the proposal would undermine the performance-based nature of our executive compensation program and would limit the Compensation Committee's ability to design effective performance goals to retain and incent our senior leadership.

Proposal is Ambiguous and Unworkable. The proposal has fundamental flaws that make it unworkable. The proposal seeks to require that the Company limit all annual "remuneration" to $500,000 per year but fails to adequately define the critical term "remuneration" or to specify how remuneration is to be valued. Likewise, the proposal provides no guidance as to how and when certain forms of non-salary compensation, such as stock options and restricted stock units, are to be valued for purposes of the $500,000 annual limit on remuneration. Furthermore, the proposal provides insufficient guidance regarding the individuals to whom it is intended to apply. The proposal indicates that it applies to "the top five persons named in Management" but it "does not affect any other personnel of the company." The proposal, however, does not provide any instruction as to how the Company is to determine who is a "top five person named in Management."

For the reasons described above, the Board of Directors recommends a vote AGAINST this proposal.

■ Board Structure and Corporate Governance

INTRODUCTION

Ethical business conduct and good corporate governance are not new practices at Kodak. The reputation of our Company and our brand has been built by more than a century of ethical business conduct. The Company and the Board have long practiced good corporate governance and believe it to be a prerequisite to providing sustained, long-term value to our shareholders. We continually monitor developments in the area of corporate governance and lead in developing and implementing best practices. This is a fundamental goal of our Board.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines reflect the principles by which the Company operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving best practices. In February 2004, our Board restated our Corporate Governance Guidelines to reflect changes in the NYSE's corporate governance listing standards. Early this year, the Board made several changes to the guidelines to enhance its governance practices. The changes are described on page 30 of this Proxy Statement. A copy of the Corporate Governance Guidelines is published on our website at **www.kodak.com/go/governance**.

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

All of our employees, including the CEO, the CFO, the Controller, all other senior financial officers and all other executive officers, are required to comply with our long-standing code of conduct, the "Business Conduct Guide." The Business Conduct Guide requires our employees to maintain the highest ethical standards in the conduct of company business so that they and the Company are always above reproach. In 2004, our Board adopted a Directors' Code of Conduct. Both our Business Conduct Guide and our Directors' Code of Conduct are published on our website at **www.kodak.com/go/governance**. We will post on this website any amendments to, or waivers of, the Business Conduct Guide or Directors' Code of Conduct. Our directors have begun the annual practice of certifying in writing that they understand and are in compliance with the Directors' Code of Conduct.

BOARD INDEPENDENCE

For a number of years, a substantial majority of our Board has been comprised of independent directors. In February 2004, the Board adopted Director Independence Standards to aid it in determining whether a director is independent. These Director Independence Standards, which are in compliance with the director independence requirements of the NYSE's corporate governance listing standards, are attached as Exhibit I to this Proxy Statement.

The Board has determined that each of the following directors has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, is independent within the meaning of the NYSE's corporate governance listing standards and the rules of the SEC: Richard S. Braddock, Martha Layne Collins, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Durk I. Jager, Debra L. Lee, Delano E. Lewis, Paul H. O'Neill, Hector de J. Ruiz and Laura D'Andrea Tyson. The remaining director, Antonio M. Perez, Chairman of the Board and CEO, is an employee of the Company and, therefore, is not independent.

In the course of the Board's determination regarding the independence of each non-employee director, it considered any transactions, relationships and arrangements as required by the Company's Independence Standards. In particular, with respect to the most recent completed fiscal year, the Board considered:

- the annual amount of sales to the Company by the company where Mr. Donahue served as an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial;
- the annual amount of purchases from the Company by the company where Mr. Hernandez serves as an executive officer, and determined that the amount of sales did not exceed the greater of $1,000,000 or 2% of the consolidated gross revenues of that company and, therefore, were immaterial; and
- the amount of the Company's charitable contributions to a charitable organization where an immediate family member of Mr. Braddock's serves as an executive officer, and determined that the Company's contributions were less than the greater of $1,000,000 or 2% of the charitable organization's annual gross revenues and, therefore, were immaterial.

AUDIT COMMITTEE FINANCIAL QUALIFICATIONS

The Board has determined that all members of its Audit Committee (William H. Hernandez, Durk I. Jager, Debra L. Lee and Delano E. Lewis) are independent and are financially literate as required by the NYSE, and that William H. Hernandez and Durk I. Jager possess the qualifications of an Audit Committee Financial Expert, as defined by SEC rules, and have accounting or related financial management expertise, as required by the NYSE.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

In February 2007, our Board, based on the recommendation of the Governance Committee, adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under these policies and procedures, which are posted on our website at **www.kodak.com/go/governance**, our Governance Committee is to review the material facts of all interested transactions that require the Governance Committee's approval. The Governance Committee will approve or disapprove of the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then at least annually must review and assess ongoing relationships with the related party.

Under the policies and procedures, an "interested transaction" is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, the Company is a participant, and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, an executive officer, director or nominee for election as a director (even if they presently do not serve in that role), any greater than 5% beneficial owner of the Company's common stock, or any immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone residing in such person's home (other than a tenant or employee).

The Committee has reviewed and pre-approved certain types of interested transactions described below. In addition, our Board has delegated to the chair of the Governance Committee the authority to pre-approve or ratify (as applicable) any interested transaction with a related party in which the aggregate amount involved is expected to be less than $500,000. Pre-approved interested transactions include:

- Employment of executive officers either if the related compensation is required to be reported in our proxy statement or if the executive officer is not an immediate family member of another executive officer or a director of our Company and the related compensation would be reported in our proxy statement if the executive officer was a "named executive officer" and our Compensation Committee approved (or recommended that the Board approve) such compensation.
- Any compensation paid to a director if the compensation is required to be reported in our proxy statement.
- Any transaction with another company with which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenues.
- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of the charitable organization's total annual receipts.
- Any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).
- Any transaction involving a related party where the rates or charges involved are determined by competitive bids.
- Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

Using these policies and procedures, the Governance Committee reviewed two interested transactions with related parties that occurred during 2006. In both of these cases, the Committee determined that the related person did not have a material interest in the transaction and, therefore, there are no related party transactions that need to be disclosed in this Proxy Statement under the relevant SEC rules.

NOMINEES TO SERVE A ONE-YEAR TERM EXPIRING AT THE 2008 ANNUAL MEETING (CLASS II DIRECTORS)


MICHAEL J. HAWLEY

MICHAEL J. HAWLEY *Director since December 2004*

Dr. Hawley, 45, is the former Director of Special Projects at the Massachusetts Institute of Technology. Prior to assuming these duties in 2001, Dr. Hawley served as the Alex W. Dreyfoos Assistant Professor of Media Technology at the MIT Media Lab. From 1986 to 1995, he held a number of positions at MIT, including Assistant Professor, Media Laboratory; Assistant Professor, EECS; and Research Assistant, Media Laboratory. Dr. Hawley is the founder of Friendly Planet, a non-profit organization working to provide better educational opportunities for children in developing regions of the world. He is also a co-founder of Things That Think, a ground-breaking research program that examines the way digital media infuses itself into everyday objects. Dr. Hawley graduated from Yale University with a BS degree in Computer Science and Music and holds a Ph.D. degree from MIT. He is also a Director of Color Kinetics, a public company pioneering solid state lighting.


WILLIAM H. HERNANDEZ

WILLIAM H. HERNANDEZ *Director since February 2003*

Mr. Hernandez, 58, is Senior Vice President, Finance, and CFO of PPG Industries, Inc., a diversified manufacturer of protective and decorative coatings, flat glass, fabricated glass products, continuous strand fiberglass, and industrial and specialty chemicals for a variety of industries. Prior to assuming his current duties in 1995, Mr. Hernandez served as PPG's Corporate Controller from 1990 to 1994 and as Vice President and Controller in 1994. From 1974 until 1990, Mr. Hernandez held a number of positions at Borg-Warner Corporation, including Assistant Controller, Chemicals; Controller, Chemicals; Business Director, ABS Polymers; Assistant Corporate Controller; Vice President, Finance; and CFO, Borg-Warner Automotive, Inc. Earlier in his career, he was a financial analyst for Ford Motor Company. Mr. Hernandez received a BS degree from the Wharton School of the University of Pennsylvania and an MBA from Harvard Business School. Mr. Hernandez is a Certified Management Accountant. Mr. Hernandez served as Director of Pentair, Inc. from July 2001 to November 2003.


HECTOR DE J. RUIZ

HECTOR DE J. RUIZ *Director since January 2001*

Dr. Ruiz, 61, is Chairman and Chief Executive Officer of Advanced Micro Devices, Inc. Dr. Ruiz joined Advanced Micro Devices, Inc. in January 2000 as President and Chief Operating Officer, and was named Chief Executive Officer in April 2002. He was also appointed as Chairman of the Board in April 2004. Previously, Dr. Ruiz served as President of Motorola's Semiconductor Products Sector from 1997 to 2000. In his 22-year career with the technology firm, Dr. Ruiz held a variety of executive positions in the United States and overseas. He also worked at Texas Instruments in the company's research laboratories and manufacturing operations. Born in Piedras Negras, Mexico, Dr. Ruiz earned a BA and an MA in Electrical Engineering from the University of Texas, Austin. He earned his doctorate in Electrical Engineering from Rice University in 1973. Dr. Ruiz is passionate about the role of technology in education and empowering the underprivileged. At the 2004 World Economic Forum in Davos, he announced Advanced Micro Devices, Inc.'s 50x15 Initiative, a commitment to empower 50% of the world's population with basic internet access by the year 2015. Dr. Ruiz currently serves on the President's Council of Advisors for Science and Technology (PCAST). PCAST advises the President of the United States on issues related to technology, scientific research priorities, and math and science education. Dr. Ruiz also serves as Chairman of the Board of Spansion Inc., is a board member of the Semiconductor Industry Association (SIA), and serves on the Board of Trustees of Rice University.


LAURA D'ANDREA TYSON

LAURA D'ANDREA TYSON *Director since May 1997*

Dr. Tyson, 59, has been a professor at the Walter A. Haas School of Business at the University of California, Berkeley, since January 2007. From January 2002 to December 2006, she was the Dean of London Business School. She was formerly the Dean of the Walter A. Haas School of Business at the University of California, Berkeley, a position she held between July 1998 and December 2001. Previously, she was Professor and holder of the Class of 1939 Chair in Economics and Business Administration at the University of California, Berkeley, a position she held from January 1997 to July 1998. Prior to this position, Dr. Tyson served in the first Clinton Administration as Chairman of the President's National Economic Council and 16th Chairman of the White House Council of Economic Advisers. Prior to joining the Administra-

tion, Dr. Tyson was Professor of Economics and Business Administration, Director of the Institute of International Studies, and Research Director of the Berkeley Roundtable on the International Economy at the University of California, Berkeley. Dr. Tyson holds a BA degree from Smith College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Dr. Tyson is the author of numerous articles on economics, economic policy and international competition. She is a Director of Morgan Stanley and AT&T.

DIRECTORS CONTINUING TO SERVE A THREE-YEAR TERM EXPIRING AT THE 2008 ANNUAL MEETING (CLASS III DIRECTORS)


RICHARD S. BRADDOCK

RICHARD S. BRADDOCK *Director since May 1987*

Mr. Braddock, 65, is Chairman of MidOcean Partners, a private equity firm, a position he has held since December 2003. He is also Chairman of FreshDirect, an internet grocer. He is the former Chairman of priceline.com, a position he held from July 2000 to April 2004. He was CEO of priceline.com from July 1998 to June 2000 and from May 2001 to December 2002. He was Chairman of True North Communications from July 1997 to January 1999. He was a principal of Clayton, Dubilier & Rice from June 1994 until September 1995. From January 1993 until October 1993, he was CEO of Medco Containment Services, Inc. From January 1990 through October 1992, he served as President and COO of Citicorp and its principal subsidiary, Citibank, N.A. Prior to that, he served for approximately five years as Sector Executive in charge of Citicorp's Individual Bank, one of the financial service company's three core businesses. Mr. Braddock graduated from Dartmouth College with a degree in history, and received his MBA degree from the Harvard School of Business Administration. He is a director of Cadbury Schweppes PLC and Marriott International, Inc.


DEBRA L. LEE

DEBRA L. LEE *Director since September 1999*

Ms. Lee, 52, is Chairman and CEO of BET Holdings, Inc. (BET), a media and entertainment company and a division of Viacom, Inc. She joined BET in 1986 as Vice President and General Counsel. In 1992, she was elected Executive Vice President of Legal Affairs and named publisher of BET's magazine division, in addition to serving as General Counsel. She was placed in charge of strategic business development in 1995. Ms. Lee holds a BA degree from Brown University and MA and JD degrees from Harvard University. She is affiliated with several professional and civic organizations. Ms. Lee is a director of WGL Holdings, Inc., Marriott International, Inc. and Revlon, Inc.

DIRECTORS CONTINUING TO SERVE A ONE-YEAR TERM EXPIRING AT THE 2008 ANNUAL MEETING (CLASS I DIRECTORS)


TIMOTHY M. DONAHUE

TIMOTHY M. DONAHUE *Director since October 2001*

Mr. Donahue, 58, is the retired Executive Chairman of Sprint Nextel Corporation, where he served since the merger of Sprint Corporation and Nextel Communications, Inc. on August 12, 2005. Prior to this, he was the President and CEO of Nextel Communications, Inc., positions he held since August 1999. He began his career with Nextel in February 1996 as President and COO. Mr. Donahue has served as Chairman of the Cellular Telecommunications and Internet Association, the industry's largest and most respected association. In 2003, Nextel was named by *Forbes* magazine as one of America's best-managed companies. Before joining Nextel, he served as northeast regional president for AT&T Wireless Services Operations from 1991 to 1996. Mr. Donahue started his career with AT&T Wireless Services (formerly McCaw Cellular Communications) in 1986 as President for McCaw Cellular's paging division. In 1989, he was named McCaw Cellular's President for the U.S. central region. He is a graduate of John Carroll University with a BA in English Literature. Mr. Donahue is a director of NVR, Inc. and Tyco Healthcare.


DELANO E. LEWIS

DELANO E. LEWIS *Director since July 2001*

Mr. Lewis, 68, is a Senior Fellow at New Mexico State University. Mr. Lewis is the former U.S. Ambassador to South Africa, a position he held from December 1999 to July 2001. Prior to his ambassadorship, Mr. Lewis was President and CEO of National Public Radio Corporation, a position he held from January 1994 until August 1998. He was President and CEO of C&P Telephone Company, a subsidiary of Bell Atlantic Corporation, from 1988 to 1993, after having served as Vice President since 1983. Mr. Lewis held several positions in the public sector prior to joining C&P Telephone Company. Mr. Lewis received a BA from University of Kansas and a JD from Washburn School of Law. Mr. Lewis previously served as a director of Eastman Kodak Company from May 1998 to December 1999. He is a director of Colgate-Palmolive Co.


ANTONIO M. PEREZ

ANTONIO M. PEREZ *Director since October 2004*

Mr. Perez, 61, joined Kodak as President and Chief Operating Officer in April 2003, and was elected to the Company's Board of Directors in October 2004. In May 2005, he was elected Chief Executive Officer and on December 31, 2005, he became Chairman of the Company's Board of Directors. Mr. Perez joined Kodak after a twenty-five year career at Hewlett-Packard Company, where he was a corporate Vice President and member of the company's Executive Council. From August 1998 to October 1999, Mr. Perez served as President of HP's Consumer Business, with responsibility for Digital Media Solutions and corporate marketing. Prior to that assignment, Mr. Perez served for five years as President and CEO of HP's Inkjet Imaging Business. In his career, Mr. Perez held a variety of positions in research and development, sales, manufacturing, marketing and management both in Europe and the United States. Just prior to joining Kodak, Mr. Perez served as an independent consultant for large investment firms, providing counsel on the effect of technology shifts on financial markets. From June 2000 to December 2001, Mr. Perez was President and CEO of Gemplus International. He is a member of the Business Council as well as the Business Roundtable. He is a member of the International Consultative Conference on the Future Economic Development of Guangdong Province, China, an advisory body for the Governor of Guangdong, China. He is also a member of the Board of Trustees of the George Eastman House. A native of Spain, Mr. Perez studied electronic engineering, marketing and business in Spain and France. Mr. Perez was a member of the Board of Directors of Freescale Semiconductor from December 2004 to December 2006. Mr. Perez served as Vice Chair of the Diversity Best Practices Initiative in 2006 and 2007 and will become the Initiative's Chairman in the fourth quarter of 2007.

COMMITTEES OF THE BOARD

The Board has the five committees described below. The Board has determined that each of the members of the Audit Committee (William H. Hernandez, Durk I. Jager, Debra L. Lee and Delano E. Lewis), the Corporate Responsibility and Governance Committee (Richard S. Braddock, Michael J. Hawley, Hector de J. Ruiz and Laura D'Andrea Tyson), the Executive Compensation and Development Committee (Martha Layne Collins, Timothy M. Donahue, Hector de J. Ruiz and Laura D'Andrea Tyson) and the Finance Committee (Richard S. Braddock, Martha Layne Collins, Timothy M. Donahue and Michael J. Hawley) has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, independent within the meaning of the NYSE's corporate governance listing standards and, in the case of the Audit Committee, the rules of the SEC.

Audit Committee — 11 meetings in 2006

The Audit Committee assists the Board in overseeing: the integrity of the Company's financial reports; the Company's compliance with legal and regulatory requirements; the independent registered public accounting firm's (the independent accountants) selection, qualifications, performance and independence; the Company's systems of disclosure controls and procedures and internal control over financial reporting; and the performance of the Company's internal auditors. A detailed list of the Audit Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance.**

In the past year, the Audit Committee:

- discussed the independence of the independent accountants;
- discussed the quality of the accounting principles used to prepare the Company's financial statements;
- reviewed the Company's periodic financial statements and SEC filings;
- oversaw the Company's compliance with requirements of the Sarbanes-Oxley Act and SEC rules;
- retained the independent accountants;
- reviewed and approved the audit and non-audit budgets and activities of both the independent accountants and the internal audit staff of the Company;
- received and analyzed reports from the Company's independent accountants and internal audit staff;
- received and analyzed reports from the Company's Chief Compliance Officer;
- met separately and privately with the independent accountants and with the Company's Director, Corporate Auditing, to ensure that the scope of their activities had not been restricted and that adequate responses to their recommendations had been received;
- reviewed the progress of the Company's internal controls assessment;
- conducted and reviewed the results of an Audit Committee evaluation;
- reviewed the fees and activities of the Company's other significant service providers;
- reviewed the results of the PCAOB report on the 2005 limited inspection of the independent accountants;
- reviewed the results of the Company's employee affirmation and training process relating to the Company's Business Conduct Guide;
- oversaw management's evaluation and remediation of the material weakness in controls surrounding accounting for income taxes; and
- monitored the Company's legal and regulatory compliance, compliance with the Company's Business Conduct Guide and activity regarding the Company's Business Conduct Help Line.

Corporate Responsibility and Governance Committee — 8 meetings in 2006

The Corporate Responsibility and Governance Committee assists the Board in: overseeing the Company's corporate governance structure; identifying and recommending individuals to the Board for nomination as directors; performing an annual review of the Board's performance; and overseeing the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity. A detailed list of the Corporate Responsibility and Governance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**.

In the past year, the Corporate Responsibility and Governance Committee:

- recommended to the Board a 2006 Board business plan and monitored the Board's performance against this plan;
- discussed best practices and evolving developments in the area of corporate governance;
- continued its search for potential candidates to serve as members of the Board;
- met with the Company's Chief Diversity Officer to review the Company's progress against the Diversity Advisory Panel's 2004 recommendations;
- prepared and conducted an evaluation of the Corporate Responsibility and Governance Committee's own performance, discussed the results of the evaluation, and prepared an action plan from these discussions to further enhance the Corporate Responsibility and Governance Committee's performance;
- recommended to the Board amendments to its Corporate Governance Guidelines;
- reviewed the Company's Health, Safety and Environment strategies and management system;
- reviewed and approved the Company's 2007 Charitable Contributions Budget;
- monitored the Board's progress against its action plan from its 2005 evaluation; and
- oversaw the Board's annual performance review.

The Corporate Responsibility and Governance Committee is also referred to as the "Governance Committee" in this Proxy Statement.

Executive Compensation and Development Committee — 11 meetings in 2006

The Executive Compensation and Development Committee assists the Board in: overseeing the Company's executive compensation strategy; overseeing the administration of its executive compensation and equity-based compensation plans; reviewing and approving the compensation of the Company's CEO; overseeing the compensation of the Company's executive officers; reviewing the Company's succession plans for its CEO, President, if applicable, and other key positions; and overseeing the Company's activities in the areas of leadership and executive development. A detailed list of the Executive Compensation and Development Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**.

In the past year, the Executive Compensation and Development Committee:

- oversaw the Company's succession plan for its CEO and Chairman, and determined the compensation arrangements for its Chairman and CEO, Antonio M. Perez;
- reviewed the executive compensation strategy, goals and principles;
- reviewed the Company's executive development process;
- reviewed the Company's global benefit plans, including its healthcare and retirement benefits, and the associated liabilities, strategies and cost control initiatives;
- completed a review of the Executive Compensation and Development Committee's own performance;
- set the compensation for the CEO and reviewed and approved the compensation recommendations for the Company's other executive officers;
- reviewed tally sheets setting forth all components of the CEO's and the named executive officers' compensation; and
- granted and certified awards under the Company's compensation plans.

The Executive Compensation and Development Committee is also referred to as the "Compensation Committee" in this Proxy Statement.

Finance Committee — 4 meetings in 2006

The Finance Committee assists the Board in overseeing the Company's: balance sheet and cash flow performance; financing plans; capital expenditures; acquisitions, joint ventures and divestitures; risk management programs; performance of sponsored pension plans; and tax policy. A detailed list of the Finance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/governance**.

In the past year, the Finance Committee:

- reviewed the Company's capital structure and financing strategies, including dividend declaration, capital expenditures, debt repayment plan, share repurchase and hedging of foreign exchange and commodity price risks;
- reviewed cash flow and balance sheet performance;
- reviewed credit ratings and key financial ratios;
- reviewed significant acquisitions, divestitures, including real estate sales and joint ventures;
- reviewed investment performance;
- reviewed the funding status and performance of the Company's defined benefit pension plans;
- reviewed the Company's insurance risk management, crisis management and asset protection programs; and
- reviewed the Company's tax policy and strategies.

Executive Committee — No meeting in 2006

The Executive Committee is composed of six directors: the Chairman of the Board, the Presiding Director and the Chairs of the other four committees. The Executive Committee is generally authorized to exercise all of the powers of the Board in the intervals between meetings of the Board. The Executive Committee did not meet in 2006. The Executive Committee's charter can be accessed at **www.kodak.com/go/governance**.

COMMITTEE MEMBERSHIP

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock		Member		Chair
Martha Layne Collins			Member	Member
Timothy M. Donahue			Chair	Member
Michael J. Hawley		Member		Member
William H. Hernandez	Chair			
Durk I. Jager	Member			
Debra L. Lee	Member			
Delano E. Lewis	Member			
Hector de J. Ruiz		Chair	Member	
Laura D'Andrea Tyson		Member	Member	
No. of 2006 Meetings	11	8	11	4

EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Executive Compensation and Development Committee is comprised of four members of the Board, all of whom are independent in accordance with the Board's Director Independence Standards, which standards reflect the NYSE's director independence standards. The Executive Compensation and Development Committee assists the Board in fulfilling its responsibilities in connection with the compensation of its executives and employees, including our Named Executive Officers. It performs this function by overseeing the Company's executive compensation strategy, overseeing the administration of its executive compensation and equity-based plans, assessing the effectiveness of the Company's executive compensation plans, reviewing and approving the compensation of the Company's CEO, reviewing and approving the compensation of the Company's Named Executive Officers and executive officers, reviewing the Company's succession plans for its CEO and other key positions and overseeing the Company's activities in the areas of leadership and executive development. The Compensation Committee operates under a written charter adopted by the Board, which details the Compensation Committee's duties and responsibilities. A current copy of the Compensation Committee's charter can be accessed at **www.kodak.com/go/governance.**

The full Board sets the compensation of the Company's non-employee directors based on the recommendation of the Governance Committee.

The Compensation Committee has delegated limited authority to the Company's Chief Human Resources Officer to assist the Compensation Committee with administration of the Company's executive compensation and equity-based compensation plans. The Chief Human Resources Officer is authorized to amend any executive compensation or equity-based compensation plan in which our Named Executive Officers participate other than to materially increase the benefits accruing to a participant under the plan, increase the number of shares available for issuance under the plan or substantially modify the requirements as to eligibility for participation. The Chief Human Resources Officer has also been delegated the authority to amend award agreements under any executive compensation and equity-based compensation plan other than to increase the benefits accruing to the participant and to determine the manner and timing of payments under the Eastman Kodak Company 1982 Executive Deferred Compensation Plan.

The Compensation Committee meets routinely throughout the year. It is the Compensation Committee's policy to make most compensation decisions in a two-step process to ensure sufficient deliberation. The Compensation Committee approves all compensation and awards under the Company's executive compensation plans for each of the Company's Named Executive Officers. The Compensation Committee also approves compensation levels for each component of total direct compensation following discussions and after review of analyses and recommendations received from its consultant and management, as it deems appropriate. The CEO, Chief Human Resources Officer and Director of Worldwide Total Compensation make recommendations regarding each compensation element for the Named Executive Officers other than the CEO. The Compensation Committee's consultant and the Director of Worldwide Total Compensation present analyses and recommendations regarding CEO compensation to the Compensation Committee in executive session.

With respect to the Company's performance-based plans, management, including the CEO, CFO, Chief Human Resources Officer and Director of Worldwide Total Compensation proposes performance goals. The CEO and Chief Human Resources Officer are involved in formulating recommendations to the Compensation Committee on award levels for each Named Executive Officer for the upcoming performance year, with the exception of award levels for the CEO. Management develops these performance targets considering the Company's strategic business plan and executive compensation strategy and goals. Generally, the performance targets and individual award targets for the Company's annual cash bonus plan are reviewed and approved by the Compensation Committee within the first 90 days of each calendar year. The performance targets and award levels under the Company's long-term incentive plans, including annual option grants and allocations for the Leadership Stock Program for the next performance cycle, are generally established in December of each year. Throughout the year, the Compensation Committee reviews projections for achievement of each plan's performance targets.

Role of Compensation Consultants

To assist the Compensation Committee in evaluating the Company's executive compensation plans, the Compensation Committee engaged an independent outside consultant, Frederic W. Cook & Co., Inc. (FW Cook), to advise it directly. The Company has a contractual arrangement with FW Cook which may be terminated by either party at the end of any month without penalty within 15 days written notice. The Compensation Committee's consultant attends Compensation Committee meetings on a regular basis and provides the Compensation Committee with market information and analysis with respect to establishing executive compensation practices that are in line with the Company's executive compensation strategy and goals. Our consultant is also asked to confirm that the Company's executive compensation goals continue to be aligned with best practices.

The Company's Chief Human Resources Officer and others directly involved with the Company's executive compensation programs routinely consult with FW Cook regarding the operation and administration of our executive compensation programs and practices. In 2006, neither the Compensation Committee nor the Company engaged other consultants or advisors to advise in determining the amount or form of executive compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation Committee during 2006: Martha Layne Collins, Timothy M. Donahue, Durk I. Jager, Debra L. Lee, Hector de J. Ruiz and Laura D'Andrea Tyson. There were no Compensation Committee interlocks between the Company and other entities involving the Company's executive officers and directors.

GOVERNANCE PRACTICES

Described below are some of the significant governance practices that have been adopted by our Board.

Presiding Director

Our Board created the position of Presiding Director in February 2003. Richard S. Braddock has been designated the Board's Presiding Director. The primary functions of the Presiding Director are to: 1) ensure that our Board operates independently of our management; 2) chair the meetings of the independent directors; 3) act as the principal liaison between the independent directors and the CEO; and 4) assist the Board in its understanding of the boundaries between Board and management responsibilities. A more detailed description of the Presiding Director's duties can be found at **www.kodak.com/go/governance**.

Meeting Attendance

In February 2004, our Board adopted a "Director Attendance Policy." A copy of this policy is attached as an appendix to our Corporate Governance Guidelines, which can be accessed at **www.kodak.com/go/governance**. Under this policy, all of our directors are strongly encouraged to attend our annual meeting of shareholders.

In 2006, the Board held a total of 10 meetings. Each director attended in excess of 75% of the meetings of the Board and committees of the Board on which the director served. All of our directors attended our 2006 annual meeting.

Executive Sessions

Executive sessions of our non-management directors are held at least four times a year. These sessions are chaired by our Presiding Director.

If all of our non-management directors are not independent, the independent members of our Board will meet in executive session at least once a year. Our Presiding Director will chair these meetings.

In 2006, all of our non-management directors were independent. They met in executive session four (4) times.

Board Declassification

In 2005, the Board submitted for your approval a management proposal that all Board members be elected annually. You approved this proposal by a substantial majority and, as a result, the Company amended its Restated Certificate of Incorporation to eliminate the classified system. As required by the proposal, this is being done in stages so that all Board members will be elected to one-year terms beginning in 2008. The Board believes a declassified board better ensures that the Company's corporate governance policies maximize accountability to you.

Communications with Our Board

The Board maintains a process for our shareholders and other interested parties to communicate with the Board. Shareholders and interested parties who wish to communicate with the Board, the independent directors as a group, or an individual director, including the Presiding Director, may send an e-mail to our Presiding Director at presiding-director@kodak.com or may send a letter to our Presiding Director at P.O. Box 92818, Rochester, NY 14650. Communications sent by e-mail will go simultaneously to Kodak's Presiding Director and Secretary. Our Secretary will review communications sent by mail and if they are relevant to, and consistent with, Kodak's operations, policies and philosophies, they will be forwarded to the Presiding Director. By way of example, communications that are unduly hostile, threatening, illegal or similarly inappropriate will not be forwarded to the Presiding Director. Our Secretary will periodically provide the Board with a summary of all communications received that were not forwarded to the Presiding Director and will make those communications available to any director upon request. The Presiding Director will determine whether any communication sent to the full Board should be properly addressed by the entire Board or a committee thereof and whether a response to the communication is warranted. If a response is warranted, the Presiding Director may choose to coordinate the content and method of the response with our Secretary.

Consideration of Director Candidates

The Governance Committee will consider for nomination as director of the Company candidates recommended by its members, other Board members, management, shareholders and the search firms it retains.

Shareholders wishing to recommend candidates for consideration by the Governance Committee may do so by providing the following information, in writing, to the Governance Committee, c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218: 1) the name, address and telephone number of the shareholder making the request; 2) the number of shares of the Company owned, and, if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; 3) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; 4) a signed acknowledgement by the individual being recommended that he or she has consented to: a) serve as director if elected and b) the Company undertaking an inquiry into that individual's background, experience and qualifications; 5) the disclosure of any relationship of the individual being recommended with the Company or any subsidiaries or affiliates, whether direct or indirect; and 6) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder). Our Board may change the process by which shareholders may recommend director candidates to the Governance Committee. Please refer to the Company's website at **www.kodak.com/go/governance** for any changes to this process.

With regard to the election of directors covered by this Proxy Statement, the Company received no recommendations for candidates.

Director Qualification Standards

When reviewing a potential candidate for the Board, the Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Governance Committee has adopted "Director Qualification Standards." The Director Qualification Standards are attached as Exhibit II to this Proxy Statement and can also be accessed at **www.kodak.com/go/governance**. These standards specify the minimum qualifications that a nominee must possess in order to be considered for election as a director. If a candidate possesses these minimum qualifications, the Governance Committee, in accordance with the Director Selection Process described in the next section, will then consider the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of director attributes.

Director Selection Process

As provided in the Company's Corporate Governance Guidelines, the Governance Committee seeks to create a diverse and inclusive Board that, as a whole, is strong in both its knowledge and experience. When identifying, screening and recommending new candidates to the Board for membership, the Governance Committee follows the procedures outlined in its "Director Selection Process." The Director Selection Process is attached as Exhibit III to this Proxy Statement and can also can be accessed at **www.kodak.com/go/governance**. The Governance Committee generally uses the services of a third-party executive search firm when identifying and evaluating possible nominees for director.

Board Business Plan

In 2005, the Board adopted a formal process for annually establishing and prioritizing its goals. The end product of this process is a "Board business plan." The Board believes that adopting such a plan annually enhances its ability to measure its performance, improves its focus on the Company's long-term strategic issues and ensures that its goals are linked to the Company's strategic initiatives.

Under the process approved by the Board, each year the Governance Committee submits to the Board a proposed list of Board goals for the following year. At its first meeting of the year, the Board finalizes its goals for the year, prioritizes these goals and discusses possible performance measures for each goal. The Governance Committee is responsible for tracking the Board's performance against its goals and routinely reporting these results to the Board. Performance against the goals is assessed as part of the Board's annual evaluation process.

Strategic Role of Board

The Board plays a key role in developing, reviewing and overseeing the Company's business strategy. Once each year, the Board devotes an extended meeting to an update from management regarding the strategic issues and opportunities facing the Company and its businesses. Throughout the year, the Board reviews the Company's strategic plan and receives briefings and reports on critical aspects of its implementation. These include business unit performance reviews, product category reviews and presentations regarding research and development initiatives and the Company's intellectual property portfolio.

DIRECTOR COMPENSATION

Directors who are employees receive no additional compensation for serving on the Board or its committees. In 2006, we provided the following compensation to our directors who are not employees:

Name	Fees Earned or Paid In Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Richard S. Braddock	$185,000	$35,646	$9,776	—	$ 1,356	$231,778
Martha Layne Collins	80,000	35,646	9,776	—	15,330	140,752
Timothy M. Donahue	90,000	35,646	9,776	—	648	136,070
Michael J. Hawley	80,000	35,646	9,776	—	18,534	143,956
William H. Hernandez	95,000	35,646	9,776	—	708	141,130
Durk I. Jager	85,000	35,646	9,776	—	1,128	131,550
Debra L. Lee	85,000	35,646	9,776	—	180	130,602
Delano E. Lewis	80,000	35,646	9,776	—	1,800	127,222
Paul H. O'Neill*	40,000	34,031	7,324	—	900	82,225
Hector de J. Ruiz	85,000	35,646	9,776	—	936	131,358
Laura D'Andrea Tyson	80,000	35,646	9,776	$3,417	336	129,175

* Mr. O'Neill retired from the Board on May 10, 2006.

(1) This column reports the director, chair and presiding director retainers earned in 2006. The following table reports the amount of the retainer that was deferred by a director into his or her deferred stock account under Kodak's Director Deferred Compensation Plan and the amount of phantom stock units that were credited to the director as a result of that deferral.

Name	Deferred Amount	Phantom Stock Units
Martha Layne Collins	$40,000	1,684
Michael J. Hawley	20,000	842
William H. Hernandez	47,500	1,999
Durk I. Jager	85,000	3,578
Debra L. Lee	40,000	1,684
Delano E. Lewis	40,000	1,684
Paul H. O'Neill	40,000	1,679
Laura D'Andrea Tyson	40,000	1,684

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock awards granted in 2006, as well as prior fiscal years, in accordance with Statement No. 123R, "Share-Based Payment" (SFAS 123R).

The following table reports the outstanding stock awards held by each of the non-employee directors at the end of fiscal year 2006.

Aggregate Stock Awards Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	1,500	3,000
Martha Layne Collins	1,500	3,000
Timothy M. Donahue	1,500	3,000
Michael J. Hawley	1,500	3,000
William H. Hernandez	1,500	3,000
Durk I. Jager	1,500	3,000
Debra L. Lee	1,500	3,000
Delano E. Lewis	1,500	3,000
Paul H. O'Neill	0	3,000
Hector de J. Ruiz	1,500	3,000
Laura D'Andrea Tyson	1,500	3,000

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted in 2006 as well as in prior years, in accordance with SFAS 123R. The assumption used to compute the value of the stock options granted on December 7, 2005 and December 12, 2006 were:

Grant Date	Risk-Free Interest Rate (%)	Expected Option Life (Years)	Expected Volatility (%)	Expected Dividend Yield (%)
December 7, 2005	4.4	3	31	2.2
December 12, 2006	4.5	3	29	2.0

The following table reports the outstanding option awards held by each of the non-employee directors at the end of fiscal year 2006.

Aggregate Stock Options Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	1,500	13,000
Martha Layne Collins	1,500	13,000
Timothy M. Donahue	1,500	11,000
Michael J. Hawley	1,500	3,000
William H. Hernandez	1,500	5,000
Durk I. Jager	1,500	13,000
Debra L. Lee	1,500	13,000
Delano E. Lewis	1,500	11,000
Paul H. O'Neill	0	5,000
Hector de J. Ruiz	1,500	11,000
Laura D'Andrea Tyson	1,500	13,000

(4) The amount for L. D. Tyson represents the above-market interest earned by Dr. Tyson on her contributions to the Directors' Deferred Compensation Plan.

(5) The amounts in this column include perquisites and other benefits provided to directors. The total incremental cost of all perquisites or other benefits paid to our directors must be disclosed, unless the aggregate value of this compensation is less than $10,000. In 2006, all of our directors, except Gov. Collins and Dr. Hawley, received perquisites and other benefits that fell below this disclosure threshold. For R. S. Braddock, the amount includes $1,356 for life insurance. For M. L. Collins, the amount includes $13,494 for the Charitable Award Program, $623 for personal liability insuance, $205 for travel/accident and $1,008 for life insurance. For T. M. Donahue, the amount includes $648 for life insurance. For M. J. Hawley, the amount includes $198 for Company equipment, $17,328 for Company-paid expenses to attend an event which the Company sponsors for promotional purposes, $623 for personal liability insurance, $205 for travel/accident and $180 for life insurance. For W. H. Hernandez, the amount includes $708 for life insurance. For D. I. Jager, the amount includes $1,128 for life insurance. For D. L. Lee, the amount includes $180 for life insurance. For D. E. Lewis, the amount includes $1,800 for life insurance. For P. H. O'Neill, the amount includes $900 for life insurance. For H. de J. Ruiz, the amount includes $936 for life insurance. For L. D. Tyson, the amount includes $336 for life insurance.

Director Compensation Principles

The Board has adopted the following director compensation principles, which are aligned with the Company's executive compensation principles:

- Pay should represent a moderately important element of Kodak's director value proposition.
- Pay levels should generally target near the market median, and pay mix should be consistent with market considerations.
- Pay levels should be differentiated based on the time demands on some members' roles, and the Board will ensure regular rotation of certain of these roles.
- The program design should ensure that rewards are tied to the successful performance of Kodak stock, and the mix of pay should allow flexibility and Board diversity.
- To the extent practicable, Kodak's Director Compensation Principles should parallel the principles of the Company's executive compensation program.

Annual Payments

Non-employee directors annually receive:

- $80,000 as a retainer, at least half of which must be taken in stock or deferred into stock units;
- 1,500 stock options that vest on the first anniversary of the date granted; and
- 1,500 restricted shares of the Company's common stock that vest on the first anniversary of the date granted.

The Committee Chairs, with the exception of the Audit Chair, receive a chair retainer of $10,000 per year for their services, in addition to their annual retainer as a director. The Audit Chair receives a chair retainer of $15,000 for his services, in addition to his annual retainer as a director.

The Presiding Director receives a retainer of $100,000 per year for his services, in addition to his annual retainer as a director.

Employee directors receive no additional compensation for serving on the Board.

Director Share Ownership Requirements

A director is not permitted to exercise any stock options or sell any restricted shares granted to him or her by the Company unless and until the director owns shares of stock in the Company (either outright or through phantom stock units in the directors' deferred compensation plan) that have a value equal to at least five times the then maximum amount of the annual retainer, which may be taken in cash by the director (currently, this amount is $200,000).

Deferred Compensation

Non-employee directors may defer some or all of their annual retainer, chair retainer and restricted stock award into a deferred compensation plan. The plan has two investment options: an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. The value of the Kodak phantom stock account reflects changes in the market price of the common stock and dividends paid. Eight directors deferred compensation in 2006. In the event of a change-in-control, the amounts in the phantom accounts will generally be paid in a single cash payment. The deferred compensation plan's benefits are neither funded nor secured.

Life Insurance

The Company provides $100,000 of group term life insurance to each non-employee director. This decreases to $50,000 at retirement or age 65, whichever occurs later.

Charitable Award Program

This program, which was closed to new participants effective January 1, 1997, provides for a contribution by the Company of up to a total of $1,000,000 following a director's death, to be shared by a maximum of four charitable institutions recommended by the director. The individual directors derive no financial benefits from this program. It is funded by self-insurance and joint life insurance policies purchased by the Company. Richard S. Braddock and Martha Layne Collins continue to participate in the program.

Personal Umbrella Liability Insurance

The Company provides $5,000,000 of personal liability insurance to each non-employee director. This coverage terminates on December 31st of the year in which the director terminates service on the Company's Board.

Travel Accident Insurance

The Company provides each non-employee director with $200,000 of accidental death and $100,000 of dismemberment insurance while traveling to, or attending, Board or Committee meetings.

Travel Expenses

The Company reimburses the directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings and other Company-sponsored events, and provides Company transportation to the directors (including use of Company aircraft) to attend such meetings and events.

Review of Director Compensation

The Board has delegated to the Governance Committee the responsibility for periodically reviewing the Board's compensation program and recommending any changes to the Board. The last time such a review was performed was in late 2003. As explained in the Governance Committee's report on page 29 of this Proxy Statement, the Governance Committee recently decided to conduct a new review of the market competitiveness of the Board's compensation program. As it did in 2003, the Committee has engaged an external independent consultant to assist in conducting this review. Pearl Meyers & Partners was recently retained by the Governance Committee to perform this work. The Board's Director Compensation Principles will be used by Pearl Meyers & Partners as a basis for initiating the review. The last of these principles provides that, to the extent practicable, the principles should parallel those of the Company's executive compensation program. The Committee expects to complete its review by the end of the third quarter of this year.

BENEFICIAL SECURITY OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S COMMON STOCK

As of February 14, 2007, based on Schedule 13G filings, the Company was aware of the following beneficial owners of more than 5% of its common stock:

Shareholder's Name and Address	Number of Common Shares Beneficially Owned	Percentage of Company's Common Shares Beneficially Owned
Legg Mason Capital Management, Inc. LLM LLC 100 Light St. Baltimore, MD 21202	60,856,431	21.18% (1)
Brandes Investment Partners, L.P. 11988 El Camino Real Suite 500 San Diego, CA 92130	34,264,468 (2)	11.93%
Private Capital Management, Inc. 8889 Pelican Bay Blvd. - 500 Naples, FL 34108	29,315,650	10.2%
Franklin Resources, Inc. One Franklin Parkway Building 920 San Mateo, CA 94403-1906	24,849,942 (3)	8.7%
FMR Corp. 82 Devonshire St. Boston, MA 02109	15,244,724	5.31%

(1) As set forth in Amendment No. 4 of Shareholder's Schedule 13G/A, as of December 31, 2006, filed on February 15, 2007, the filing discloses that the two entities listed had shared voting and dispositive power with respect to all shares as follows:

Name	Number of Shares with Shared Voting and Dispositive Power	Percent of Class Represented
Legg Mason Capital Management, Inc.	52,679,431*	18.34%
LLM LLC	8,177,000**	2.85%

* Includes 21,316,100 shares owned by Legg Mason Value Trust, Inc., a Legg Mason Capital Management fund.

** Includes 3,877,000 shares that may be deemed to be beneficially owned by LLM LLC due to its beneficial ownership of certain options.

(2) As set forth in Amendment No. 4 of Shareholder's Schedule 13G, as of December 31, 2006, filed on February 14, 2007, the 34,264,468 shares are also deemed to be beneficially owned by the following as control persons of the investment advisor, Brandes Investment Partners, L.P.; Brandes Investment Partners, Inc.; Brandes Worldwide Holdings, L.P.; Charles H. Brandes; Glenn R. Carlson; and Jeffrey A. Busby.

(3) Includes 23,720,049 shares owned by Templeton Global Advisors Limited.

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

Directors, Nominees and Executive Officers	Number of Common Shares Beneficially Owned on March 1, 2007	Percentage of Company's Common Shares Beneficially Owned
Richard S. Braddock	44,431 (b)	0.0139
Robert H. Brust	475,900 (a)(b)	0.1485
Martha Layne Collins	17,700 (b)	0.0055
Timothy M. Donahue	20,513 (b)	0.0064
Philip J. Faraci	78,262 (a)(b)	0.0244
Michael J. Hawley	8,006 (b)	0.0025
Mary Jane Hellyar	137,551 (a)(b)	0.0429
William H. Hernandez	8,000 (b)	0.0025
Durk I. Jager	18,268 (b)	0.0057
James T. Langley	74,557 (a)(b)	0.0233
Debra L. Lee	21,688 (b)	0.0068
Delano E. Lewis	12,700 (b)	0.0040
Daniel T. Meek	142,321 (b)	0.0444
Paul H. O'Neill	7,500 (b)	0.0023
Antonio M. Perez	1,045,141 (a)(b)	0.3262
Hector de J. Ruiz	32,241 (b)	0.0101
Frank S. Sklarsky	50,000	0.0156
Laura D'Andrea Tyson	18,756 (b)	0.0059
All Directors, Nominees and Executive Officers as a Group (24), including the above	2,681,818 (a)(b)(c)	0.8370

The above table reports beneficial ownership of the Company's common stock in accordance with the applicable SEC rules. All Company securities over which the directors, nominees and executive officers directly or indirectly have, or share voting or investment power, are listed as beneficially owned. The figures above include shares held for the account of the above persons in the Eastman Kodak Shares Program and the Kodak Employees' Stock Ownership Plan, and the interests of the above persons in the Kodak Stock Fund of the Eastman Kodak Employees' Savings and Investment Plan, stated in terms of Kodak shares.

(a) and (b)

The chart below includes the following: footnote (a) shows Kodak common stock equivalents, which are held in deferred or long-term compensation plans; and footnote (b) shows the number of shares which may be acquired by exercise of stock options:

Name	Footnote (a)	Footnote (b)
Richard S. Braddock	0	13,000
Robert H. Brust	25,992	401,173
Martha Layne Collins	0	13,000
Timothy M. Donahue	0	11,000
Philip J. Faraci	4,868	58,007
Michael J. Hawley	0	3,000
Mary Jane Hellyar	3,895	98,079
William H. Hernandez	0	5,000
Durk I. Jager	0	13,000
James T. Langley	4,868	52,376
Debra L. Lee	0	13,000
Delano E. Lewis	0	11,000
Daniel T. Meek	0	131,341
Paul H. O'Neill	0	5,000
Antonio M. Perez	118,531	756,566
Hector de J. Ruiz	0	11,000
Laura D'Andrea Tyson	0	13,000
All Directors, Nominees and Executive Officers	200,718	1,993,193

(c) Each individual executive officer and director listed beneficially owned less than 1% of the outstanding shares of the Company's common stock. As a group, these executive officers and directors owned .837% of the outstanding shares of the Company's common stock.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Eastman Kodak Company's Board of Directors is composed solely of independent directors and operates under a written charter adopted by the Board, most recently amended on February 17, 2004. A copy of the Audit Committee's charter can be found on our website at **www.kodak.com/go/governance**.

Management is responsible for the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and preparing the Company's consolidated financial statements. The Company's independent registered public accounting firm (independent accountants), PricewaterhouseCoopers LLP (PwC), is responsible for performing an independent audit of the consolidated financial statements and of its internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing a report of the results. As outlined in its charter, the Audit Committee is responsible for overseeing these processes.

During 2006, the Audit Committee met and held discussions with management and the independent accountants on a regular basis. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent accountants.

The Audit Committee discussed with the independent accountants the matters specified by Statement on Auditing Standards No. 61, "Communications with Audit Committee." The independent accountants provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussion With Audit Committees." The Audit Committee discussed with the independent accountants their independence.

The Audit Committee discussed with the Company's internal auditors and independent accountants the plans for their audits. The Audit Committee met with the internal auditors and independent accountants, with and without management present. The internal auditors and independent accountants discussed with or provided to the Audit Committee the results of their examinations, their evaluations of the Company's internal control over financial reporting, the Company's disclosure controls and procedures and the quality of the Company's financial reporting.

With reliance on these reviews, discussions and reports, the Audit Committee recommended that the Board approve the audited financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, and the Board accepted the Audit Committee's recommendations.

The following fees were paid to PwC for services rendered in 2006 and 2005:

(in millions)	2006	2005
Audit Fees	$17.2	$ 17.5
Audit-Related Fees	4.4	0.2
Tax Fees	2.2	2.6
All Other Fees	0.0	0.1*
	$23.8	$20.4

* Primarily for license fees relating to an accounting research tool and services related to the translation of the Company's Form 10-K into Japanese.

The Audit Fees related primarily to the annual audit of the Company's consolidated financial statements (including Section 404 internal control assessment under the Sarbanes-Oxley Act of 2002) included in the Company's Annual Report on Form 10-K, quarterly reviews of interim financial statements included in the Company's Quarterly Reports on Forms 10-Q, statutory audits of certain of the Company's subsidiaries, and services relating to filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The Audit-Related Fees related primarily to separate financial statement audits for the Company's Health Group Segment for 2006.

Tax Fees in 2006 consisted of $1.9 million for tax compliance services and $.3 million for tax planning and advice. Tax Fees in 2005 consisted of $2.0 million for tax compliance services and $0.6 million for tax planning and advice.

PwC also audits certain benefit plans of the Company. Fees of approximately $0.3 million are paid directly by the plans rather than by the Company.

The Audit Committee appointed PwC as the Company's independent accountants. In addition, the Audit Committee approved the scope of non-audit services anticipated to be performed by PwC in 2006 and the estimated budget for those services. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, a copy of which is attached to this Proxy Statement as Exhibit IV.

William H. Hernandez, Chair
Durk I. Jager
Debra L. Lee
Delano E. Lewis

REPORT OF THE CORPORATE RESPONSIBILITY AND GOVERNANCE COMMITTEE

Introduction

While the Company has long practiced and led in developing and implementing good corporate governance, continuing this tradition is essential as the Company undergoes the final stages of its digital transformation. The Corporate Responsibility and Governance Committee of the Board of Directors is primarily responsible for overseeing the Company's governance practices and, therefore, is playing a key role during this transition.

The Governance Committee continually considers ways to improve the Company's corporate governance practices. In this regard, the Governance Committee periodically reviews the Board's governance practices to ensure that they are aligned with best practices, the Board's corporate governance documents and applicable statutory and regulatory requirements. The Governance Committee's most recent review has resulted in certain governance enhancements, including the adoption of a majority voting policy for the election of directors and changes to the Board's Governance Guidelines, including an amendment requiring that a substantial majority of the Board be independent. This Report, an annual voluntary governance practice that the Governance Committee began in 2003, highlights these changes and the Governance Committee's other corporate governance activities during 2006.

Governance Committee Composition

The Governance Committee is composed of four directors, each of whom meets the definition of "independence" set forth in the NYSE's corporate governance listing standards. During 2006, the Governance Committee met eight times and routinely reported its activities to the full Board. The Governance Committee acts pursuant to a written charter, which can be accessed electronically in the "Corporate Governance" section at **www.kodak.com/go/governance.**

Governance Committee Responsibilities

The primary role of the Governance Committee is to: assess the independence of Board members; lead the annual evaluation of the Board and its committees; identify and assess candidates for Board membership; oversee the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity, and equal employment opportunity; and generally oversee the Company's corporate governance structure. The Governance Committee monitors emerging issues and practices in the area of corporate governance and pursues those initiatives that it believes will enhance the Company's governance practices and policies. In addition, the Governance Committee is responsible for, among other things: 1) administering the Board's Director Selection Process; 2) developing the Board's Director Qualification Standards; 3) implementing the Board's director orientation and education programs; 4) overseeing and reviewing the Company's Corporate Governance Guidelines and Director Independence Standards; and 5) recommending to the Board the compensation for directors. A complete description of the Governance Committee's responsibilities can be found in its charter.

2006 Governance Initiatives

Described below are some of the significant governance actions that the Governance Committee undertook in 2006.

Majority Voting Policy

The Governance Committee continually seeks ways to improve the Board's accountability and effectiveness. Earlier this year, the Board adopted, based on the Governance Committee's recommendation, a majority voting policy for the election of directors. While the Board would have preferred to implement a majority voting standard via an amendment to the Company's bylaws, New Jersey law, the law under which the Company is incorporated, presently does not permit this. The Board believes, however, that its policy, in conjunction with the other practices described elsewhere in the Proxy Statement, will ensure the integrity of the director election process by providing the Company's shareholders with a meaningful voice in director elections, thereby increasing the Board's accountability to its shareholders.

Under the policy, in an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election will tender his or her resignation within 10 days following the date of the certification of the shareholder vote. The Governance Committee will then consider the resignation offer and recommend to the Board whether to accept it. The Governance Committee, in making its recommendation to the Board, and the Board, in reaching its decision, may consider those factors it considers important, including any stated reasons why shareholders "withheld" votes for the election of the director, the director's qualifications, the director's past and expected future contributions to the Company, the overall composition of the Board and whether accepting the resignation would cause the Company to fail to meet any applicable rule, such as the NYSE's Listing Requirements. The Board will act on the Governance Committee's recommendation and publicly disclose its decision whether to accept the director's resignation offer within 90 days following certification of the shareholder vote. Any director who tenders his or her resignation under the policy will not participate in the Governance Committee recommendation or Board action regarding whether to accept the resignation offer. The full text of the policy is posted on our corporate governance website at **www.kodak.com/go/governance**.

Corporate Governance Guidelines

In February 2007, upon the recommendation of the Governance Committee, the Board adopted amendments to our Corporate Governance Guidelines to enhance our corporate governance practices. The first governance enhancement strengthens the Board's independence requirement. Now, a substantial majority, rather than a simple majority as was previously the case, of the Board must be independent. In accordance with best practices, the Board also amended our governance guidelines to require the Governance Committee to periodically assess the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its Director Qualification Standards and the Company's current and future needs. The final improvement made to the guidelines requires the Board to periodically review its own size and determine the size that is most effective toward future operations.

Policy on Recoupment of Executive Bonuses in the Event of Certain Restatements

Last year, the Board, based on the Governance Committee's recommendation, adopted a policy requiring the recoupment of bonuses paid to named executive officers upon certain financial restatements. Under the policy, which is posted on our website at **www.kodak.com/go/governance**, the Company will require reimbursement of a certain portion of any bonus paid to a named executive officer where:

- The payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement;
- In the Board's view, the officer engaged in fraud or misconduct that caused the need for the restatement; and
- A lower payment would have been made to the officer based upon the restated financial results.

In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the individual officer's annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest.

Director Search

This past year, the Governance Committee spent a considerable amount of its time searching for candidates to fill the Board's existing vacancy and upcoming vacancies. In accordance with the Board's selection process, the Governance Committee engaged an external executive search firm who is assisting in identifying and evaluating qualified independent candidates who meet the Board's target candidate profiles and fit the Board's Director Qualification Standards. The Governance Committee has identified several preferred candidates and is in the process of interviewing these individuals.

Other Key Actions in 2006

Some of the other key actions taken by the Governance Committee last year are described below.

Director Independence

The Governance Committee assessed each non-management director's independence based upon the Board's Director Independence Standards and those of the NYSE, and made recommendations to the full Board regarding each non-management director's independence.

Board Training

Under the direction of the Governance Committee, the Board and its committees participated in a variety of training events during 2006. For example, the Board toured the manufacturing facilities of two businesses within the Graphics Communications Group: Kodak Versamark, a leader in continuous inkjet solutions and manufacturer of high volume inkjet printers; and NexPress Solutions, a producer of digital color and black and white printing solutions. The Board also participated in training on corporate compliance. In addition, the Board received several briefings from external advisors on matters such as the Board's responsibilities relating to executive compensation and on several corporate law issues.

Director Compensation

In late 2006, the Governance Committee decided to undertake a review of the market competitiveness of the Board's Compensation Program. The last time such a review was performed was in 2003. The Governance Committee has selected an external independent compensation consultant to assist it in performing the review. The Governance Committee anticipates completing the review by the end of the third quarter of this year.

Disclosure Practices

Under the Governance Committee's direction, the Company enhanced its proxy statement disclosure practices in areas such as director compensation, corporate governance and executive compensation.

Board Business Plan

Based on the Governance Committee's assistance, the Board last year continued its practice of establishing an annual Board business plan. The business plan is the end product of a formal process developed by the Governance Committee to annually establish and prioritize the Board's goals. A more detailed description of this process appears on page 20 of this Proxy Statement. The Governance Committee tracked the Board's performance against its business plan and provided periodic reports to the Board on its progress.

Governance Committee Evaluation

The Governance Committee prepared and conducted an annual self-evaluation, discussed the results of this evaluation and developed an action plan from these discussions to further enhance the Governance Committee's performance.

Diversity Advisory Panel's Recommendations

The Governance Committee met with the Company's Chief Diversity Officer to assess the Company's progress with regard to the recommendations of the Diversity Advisory Panel, a seven-member, blue-ribbon panel launched in 2001 to provide advice on the Company's comprehensive diversity strategy and assess future diversity trends and the potential impact on Kodak.

Board Action Plan

The Governance Committee monitored the Board's performance against the action plan arising from the Board's 2005 annual evaluation and provided periodic reports to the Board concerning its progress against the action plan.

Hector de J. Ruiz, Chair
Richard S. Braddock
Michael J. Hawley
Laura D'Andrea Tyson

REPORT OF THE EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Executive Compensation and Development Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the SEC rules with the Company's management.

Based on such review and discussions, the Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Timothy M. Donahue, Chair
Martha Layne Collins
Hector De J. Ruiz
Laura D'Andrea Tyson

SUMMARY/INTRODUCTION

Over the last several years, Kodak has been executing a strategy for transformation from a film and analog-based business into a digital company. Our executive compensation arrangements for 2006 reflect this transition and the rapidly changing dynamics of Kodak's business and the markets in which it competes. As appropriate, the Executive Compensation and Development Committee has put in place compensation plans designed to address targeted needs associated with the Company's digital transformation.

The Company is in the midst of an extraordinary digital transformation. The Company now has a substantial presence in the graphic communications market and has strengthened its market position in the consumer digital market with several innovative new product introductions. At the same time, the Company is aggressively reducing its traditional manufacturing footprint and managing significant changes in the Company's workforce that are required by the Company's transformation. With the Executive Compensation and Development Committee's guidance and oversight, in 2006, we continued to assess the Company's executive compensation philosophy to ensure that the principles, goals and strategies are aligned with the unique nature of this complex and time-constrained digital transformation strategy.

Kodak's executive compensation program is administered by the Executive Compensation and Development Committee, which we refer to in this Compensation Discussion and Analysis as the Committee. The material elements of our executive compensation program include:

- Total Direct Compensation
  - Base Salary
  - Annual variable pay
  - Long-term variable equity incentives
- Other Compensation and Benefits
  - Retirement Plan Benefits
  - Supplemental Individual Retirement Arrangements
  - Deferred Compensation Plan

One of the roles of the Committee is to oversee the Company's executive compensation strategy, including the compensation of the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2006, as well as the other individuals listed in the Summary Compensation Table on page 43, who are referred to in this Proxy Statement as our Named Executive Officers.

During 2006, the Committee paid particular attention to bringing our Named Executive Officers' "total direct compensation" to a level that the Committee considers to be market competitive. This level is targeted for each Named Executive Officer to be the median of compensation paid to executives in similar positions with similar responsibilities, as identified by two national non-industry specific surveys recommended by the Committee's independent compensation consultant, using companies with gross revenues similar to Kodak. To achieve this objective, in 2006, the Committee increased the long-term variable equity incentive opportunities of our Named Executive Officers, while holding base salaries constant, with the exception of any increase warranted by promotion.

COMPENSATION PHILOSOPHY

Our overall philosophy is to provide an executive compensation package that attracts, retains and motivates world-class executive talent critical to the success of the Company's short-term and long-term business goals. In 2006, the Committee reviewed and confirmed the following executive compensation goals, which are substantially similar to our prior long-established goals:

- Align management and shareholder interests
- Calibrate realized compensation to achievement of short-term and long-term objectives
- Inspire and develop world-class executive talent
- Attract, retain and motivate executives
- Maximize financial efficiency
- Ensure high standards and best practices
- Simplify plans and provide line of sight to performance goals

The following principles adopted by the Committee provide a framework for the Company's executive compensation program:

- Interests of executives are aligned with the Company's shareholders by providing long-term variable equity incentives and requiring our Named Executive Officers to maintain a requisite level of stock ownership.
- Aggregate total direct compensation, consisting of base salary, annual variable pay and long-term variable equity incentives, should be at a competitive median level.
- A significant portion of each executive's compensation should be at risk, with a positive correlation between the degree of risk and the level of the executive's responsibility.
- Compensation is linked to key operational and strategic metrics of the Company's business plan, along with qualitative and behavioral expectations.
- Executive compensation is differentiated on the following bases:
  - base salaries — on relative responsibility;
  - annual variable pay — on Company performance, individual performance as it relates to leadership and diversity and, if applicable, on business unit performance; and
  - long-term variable equity incentives — on Company performance and individual execution/leadership.

Our Committee annually reviews the Company's executive compensation strategy, including our goals and principles. In the course of the Committee's review in 2006, the Committee sought the advice and input of its independent compensation consultant, as well as Company management. For additional information regarding the role of management and consultants, see page 18 of this Proxy Statement.

TOTAL DIRECT COMPENSATION

The three components of the Company's total direct compensation in 2006 are:

- base salary;
- annual variable pay under the Company's annual bonus plan, known as the EXCEL plan; and
- long-term variable equity incentives comprised of awards under the Company's stock option program, Leadership Stock Program (LSP), 2006 Executive Performance Share Plan (EPSP) and individual equity awards.

In connection with the Committee's annual review of our Named Executive Officers' compensation in 2006, the Committee's independent compensation consultant reviewed the market competitiveness of the aggregate value of total direct compensation provided to each of our Named Executive Officers. The Committee's consultant also provided information regarding the market competitiveness of each element of total direct compensation for each Named Executive Officer.

In determining the size of our Named Executive Officers' total direct compensation, the Committee seeks to set the aggregate target for each Named Executive Officer at the median of total direct compensation paid to executives in similar positions with similar responsibilities, as identified by two national non-industry specific surveys recommended by the Committee's independent consultant, using companies with gross revenues similar to Kodak. The Committee also reviews each component of total direct compensation for each Named Executive Officer to assess how each component compares to the market median. Actual realized compensation may be more or less than the aggregate target opportunity provided to our Named Executive Officers depending upon individual and company performance under the EXCEL plan and our long-term variable equity incentive plans, as well as performance of Kodak stock relative to the stock performance of other survey companies.

Kodak's comparison data was based on each executive's current salary level in 2006, his or her 2006 target award under the EXCEL plan and his or her target share allocation under both our 2006 stock option award program and our Leadership Stock Program for the 2007 performance cycle. In determining the value of our target equity awards, the Committee's consultant used a Black-Scholes pricing model for stock options and an assumed stock price of $25 per share for Leadership Stock. The review indicated that target cash compensation, which includes base salary plus target annual bonuses under EXCEL, was slightly above median for most of our Named Executive Officers. This is due to the challenges of attracting high-quality executive talent during the Company's transformation period. In contrast, both the long-term equity incentive component and aggregate ongoing total direct compensation for all our Named Executive Officers fell below the market median.

The Committee has no fixed target for allocating amongst the components of total direct compensation. In 2005 and 2006, the Committee implemented a policy to increase the long-term variable equity incentive component of our Named Executive Officers' total direct compensation, in line with the objectives to meet the median target for aggregate total direct compensation and to align our Named Executive Officers' interests with those of our shareholders.

Base Salaries

In setting base salaries, the Committee considers market data as well as the relative responsibilities of the roles of each Named Executive Officer. Generally, our Named Executive Officers' salaries are targeted near the median of the range of salaries for executives in similar positions at companies with revenues similar to Kodak. Base salaries are reviewed annually by the Committee and do not automatically increase. As the analysis of market data in 2006 conducted by the Committee's consultant concluded that most of our Named Executive Officers' base salaries are at or above the median range paid to executives in similar positions at companies with revenues similar to Kodak, the Committee determined not to increase base salaries in 2006, except where warranted by promotion.

Annual Variable Pay Plan

The Company provides an annual cash bonus incentive opportunity to our executives, including our Named Executive Officers, through the EXCEL plan. Three key principles underlie EXCEL: alignment; simplicity; and discretion. Alignment is achieved through the use of two primary performance metrics to fund the plan. These performance metrics provide incentives to our executives to make decisions and achieve performance on a short-term basis that are in line with the Company's strategic business plan. In recent years the Company's strategic business plan has been focused on the digital transformation of the Company. Simplicity is accomplished through ease of plan administration, as participants' goals are aligned to those of their business units' goals. Discretion, the third key principle, may be used to adjust the size of the EXCEL plan's corporate funding pool, modify the corporate funding pool's allocation to the Company's business units and determine the performance and rewards to the plan's participants.

EXCEL participants, including our Named Executive Officers, are assigned target awards for the year based on a percentage of their base salaries as of the end of that year. Since an executive's EXCEL opportunity is a component of total direct compensation, the Committee reviews survey data to determine each Named Executive Officer's target opportunity under EXCEL. For 2006, the target EXCEL awards for our Named Executive Officers were as follows: Mr. Perez, 155%; Mr. Sklarsky, 75%; Mr. Brust, 72%; and Mr. Langley, Mr. Faraci, Ms. Hellyar and Mr. Meek each had a target opportunity of 62%. The actual cash bonus earned by our Named Executive Officers may be greater or less than these targets depending on actual performance and the individual's performance against certain leadership and diversity goals.

In the first 90 days of each year, the Committee reviews and finalizes the performance metric targets and baseline metrics for the plan year. Using the performance metric targets, a performance matrix is created that determines the percentage of the plan's corporate funding pool that will be earned for the year based on the Company's actual performance. During this period, our CEO also sets performance goals for each of the Company's business units. These business unit goals are designed to establish a target performance level that each business unit must achieve in order for the Company to reach the EXCEL performance metrics established by the Committee.

In 2006, the two primary EXCEL performance metrics selected by the Committee were digital revenue and investable cash flow. Digital revenue and investable cash flow are non-GAAP financial measures that the Company believes represent important internal measures of performance. These two primary performance metrics are among the metrics our CEO periodically reports to the investment community. The Committee selected these performance metrics because of their direct correlation with the Company's digital transformation.

The following abbreviated matrix shows the threshold, target and stretch goals for 2006 and the resulting EXCEL corporate funding pool:

Investable Cash Flow (in millions)	Digital Revenues (in millions)		
	$7,765 (Threshold)	$8,827 (Target)	$9,244 (Stretch)
$200 (Threshold)	0%	50%	101%
500 (Target)	50%	100%	150%
695 (Stretch)	100%	150%	200%

The Committee may use its discretion to increase or decrease the size of the corporate funding pool for any year. To guide its exercise of discretion, the Committee considers a set of baseline performance metrics that reflect important elements of the Company's annual business strategy. These baseline metrics are annually established by the Committee at the same time it finalizes the EXCEL performance metrics and targets for the year. In 2006, these baseline metrics were: execution against the Company's new business model; advancement of our restructuring plan; performance against cost reduction goals regarding selling, general and administrative costs; and performance against inventory and supply chain goals. In exercising its discretion, the Committee is also guided by the principle of ensuring that incentive payments do not result in unearned windfalls or unfair penalties.

If the Company achieves all of the target goals (investable cash flow and digital revenue in 2006), then the award pool funds at 100%. If either of the threshold goals is not achieved, then, absent the Committee's exercise of positive discretion, the award pool will not be funded and no bonus will be earned under the EXCEL plan. Results that fall between the dollar amounts shown in the chart will be interpolated to derive a percentage payout. There

is no maximum opportunity under the EXCEL plan, although the maximum award payable to any Named Executive Officer under the plan in 2006 is the lesser of 10% of the corporate funding pool, 500% of his or her annual base salary as of December 31, 2005, or $5 million. The highest percentage shown in the performance matrix would require stretch performance.

Our CEO's and CFO's EXCEL awards are generally based on the achievement of the Company's two primary performance metrics, but their actual bonus under the EXCEL plan may be adjusted downward by the Committee based on performance of the baseline metrics described above. The bonus opportunity for other Named Executive Officers is also initially based on the achievement of the Company's two primary performance metrics and the size of the corporate funding pool. However, the actual bonus earned is determined based on the achievement of business unit goals, where applicable, and upon achievement of individual leadership excellence and diversity goals. After the corporate funding pool level has been determined, our CEO reviews the individual performance of each business unit in comparison to the business unit's annual goals and allocates a portion of the corporate funding pool to each business unit. Based on this assessment, our CEO may adjust the payout percentage for a Named Executive Officer who heads a business unit. A Named Executive Officer heading a business unit typically receives the same EXCEL award percentage as has been allocated to their business unit. However, our CEO may propose to adjust this based on an executive's leadership excellence and performance under the Company's diversity and inclusion strategy. After completing this review, our CEO recommends bonus payouts for all other Named Executive Officers and other EXCEL participants to the Committee. Using our CEO's recommendations as a starting point, the Committee reviews and authorizes bonuses payable to each of our Named Executive Officers.

Bonuses Awarded for 2006 Performance

In each of the past three years of our Company's transformation, we have continued to make significant progress against the goals we set. In 2006, we achieved $592 million investable cash flow versus our target goal of $500 million. In addition, our performance against each of the 2006 baseline metrics described above was outstanding:

- **Drive SG&A Model.** We made significant progress on our cost reduction objectives, reaching an SG&A (Selling, General & Administrative Expenses) rate of 18% of sales. This has resulted in a reduction of $279 million year-over-year, and was slightly below our goal of 17.7%.
- **Inventory Reductions.** We exceeded the inventory reduction goal by 27%.
- **Implement Go-to-Market Strategies Across Consumer Digital Imaging Group and Film Products Group.** We reduced the number of retailers and countries we served directly around the world as we redesigned our model for better productivity.
- **Restructure Health Group.** We successfully concluded the study of strategic alternatives for our Health Group with the signing of an agreement to divest the business to Onex Healthcare Holdings, Inc. for up to $2.55 billion.
- **Deliver Graphic Communication Group synergies.** We integrated five subsidiaries into Kodak and built a broad portfolio of products while taking the opportunity to leverage infrastructure by over-achieving our target of $85M.
- **Advance the Traditional Restructuring Plan.** As measured by the Company's manufacturing and footprint reductions, we accelerated 2007 goals into 2006.

Despite these achievements, we did not achieve our threshold digital revenue goal of $7,765 million. Actual digital revenue for 2006 was $7,687 million, $78 million below the threshold. This resulted primarily from our decision to give priority to digital margin growth over revenue growth in our digital capture business, as we first announced to investors on January 30, 2006. As 2006 progressed, we saw more aggressive digital camera pricing, particularly at the lower price points, than we had anticipated. The Company declined to pursue some consumer digital revenue opportunities where prices were too low or where we did not yet have a product with an appropriate cost basis to compete. The overall revenue impact of these strategic participation decisions on digital cameras was greater than $250 million.

As a result, the Company did not achieve the threshold EXCEL performance metric for digital revenue. Given, however, the performance against the baseline metrics and the Committee's concurrence that the digital margin decisions were correct decisions to make in the turnaround of consumer digital earnings, the Committee exercised positive discretion and set the funding of the corporate award pool at 81% of target. In arriving at 81% funding of the corporate pool, the Committee considered the revenue that could have been generated had we chosen not to execute a margin growth strategy on digital cameras.

To ensure that all plan awards are fully deductible for U.S. federal income tax purposes, our EXCEL plan states that any positive discretion exercised by the Committee regarding the plan's performance targets cannot affect the payment of awards to our "covered employees", as defined in Section 162(m) of the Internal Revenue Code. As a consequence, those employees did not receive a bonus under EXCEL for 2006. However, based on the Company's achievements under its 2006 baseline metrics as described above, the Committee granted those employees discretionary performance bonuses in February 2007. These bonuses are no greater than bonuses received by other participants under EXCEL based on the funding of the corporate award pool at 81% of target and any additional increase in the payout percentage due to achievement of business unit goals. Unless the Committee provided otherwise, 50% of the bonus award was paid in cash and the remaining 50% was paid in restricted stock that vests over a three-year period subject to an executive's continued employment. The cash amount of these bonuses awarded to Named Executive Officers for performance in 2006 appear in the Summary Compensation Table on page 43 of this Proxy Statement.

Long-Term Variable Equity Incentive Compensation

The purposes behind our long-term equity incentive compensation program are to align executive compensation with shareholder interests, create significant incentives for executive retention, encourage long-term performance by our executive officers and promote stock ownership. In 2006, the Committee granted our Named Executive Officers long-term variable equity incentive compensation consisting of stock options and performance stock units, known as Leadership Stock. The Committee also granted our Named Executive Officers performance stock units under the 2006 Executive Performance Share Plan. In addition to these equity award programs, the Company granted individual equity awards to certain Named Executive Officers in connection with significant promotions, retention, new hires and outstanding individual achievements that promoted Kodak's strategic business plan.

Our long-term variable equity incentive programs balance a focus on stock price appreciation and the achievement of strategic business goals. Stock options are designed to compensate our most senior executives for stock appreciation and provide a strong link to shareholder value creation. We believe options are an effective incentive compensation vehicle for those who are most responsible for influencing shareholder value. Leadership Stock is designed to encourage executives to achieve key metrics (e.g., digital earnings from operations) that promote the Company's digital transformation.

When determining the aggregate annual long-term variable equity awards to each of our Named Executive Officers, the Committee establishes the aggregate value of stock option awards at the same time that it determines the aggregate value of Leadership Stock targets that are to be granted in the next year. The Committee generally makes annual option grants in December of each year at its regularly scheduled meeting. Leadership Stock allocations are also determined at this time for the next performance cycle. The timing of our option awards was selected because it enables the Committee to consider current year performance and expectations for the succeeding year. The Company recently conducted a review of its past stock option granting practices and did not identify any practices that raised concerns. In order to formalize its procedures relating to grants of stock options and other equity awards, the Board of Directors adopted a policy that sets forth procedures for the setting of grant dates, which is discussed on page 41 of this Proxy Statement.

The Committee has no set policy for determining the mix of the form of long-term variable equity incentives granted to our Named Executive Officers. At its regular meeting in December 2006, the Committee determined to grant one-half of the value of our Named Executive Officers' long-term variable equity incentives in the form of non-qualified stock options and one-half of the value in the form of a target allocation under the Leadership Stock Program for the 2007 performance cycle. Generally, the Committee does not consider prior awards in granting annual long-term variable equity incentive awards.

Long-Term Incentive Gap Closure

In response to the Committee's findings upon its annual review of our Named Executive Officers' compensation in 2006, the Committee increased the size of the award of annual stock option grants and Leadership Stock for the 2007 performance cycle to our Named Executive Officers relative to prior years. The Committee determined that this increase was warranted because market data indicated that our executives' long-term variable equity incentive compensation opportunity was less than the median opportunity for executives in similar positions with similar responsibilities as identified based on the average of two national surveys using companies with gross revenues similar to Kodak.

The Committee assessed the aggregate cost of this increase and determined that the costs and long-term incentive budget as a result of the gap closure were reasonable. In making this determination, the Committee reviewed the long-term equity incentive practices of the following 15 peer group companies based on review with its consultant:

- Agilent Technologies
- Caterpillar, Inc.
- The Clorox Company
- E.I. du Pont de Nemours and Company
- Emerson Electric Co.
- H.J. Heinz Company
- Hewlett-Packard Company
- Honeywell International Inc.
- Lexmark International Inc.
- Lucent Technologies
- Motorola Inc.
- Sun Microsystems, Inc.
- Texas Instrument Incorporated
- Xerox Corporation
- 3M Company

The peer group was selected based on the following criteria: 1) market capitalization; 2) revenue; 3) consumer/commercial/high-tech mix; 4) mix of high growth and steady companies; 5) industry similarity; and 6) data availability. In comparing Kodak's programs to the peer group, the Committee reviewed the value of the Leadership Stock awards granted in January 2006, the 2005 stock option grants and the annualized value of other non-annual equity grants (such as new hire or retention awards) as a percentage of Kodak's market capitalization. This analysis indicated that the Company's current practices fell below the median range of our peer group. The Committee determined that increasing the 2006 stock option grants and 2007 Leadership Stock awards granted to our Named Executive Officers to bring their total direct compensation to the level the Committee considers competitive would be reasonable.

Relative Leadership Assessment

Consistent with our leadership excellence strategy that strong individual performance merits superior awards, the number of options and target Leadership Stock annually allocated to our executive officers, including our Named Executive Officers, other than our CEO, may be adjusted upward or downward based on individual performance. The Company's Relative Leadership Assessment program evaluates our Named Executive Officers' relative leadership performance and execution of his or her responsibilities as compared to his or her peers within the Company. Leadership performance is assessed against defined leadership qualities and skills. An executive may receive an adjustment upward to as much as 150% of his target shares or his or her incentive opportunity may be completely eliminated based on this assessment. Our CEO makes a recommendation to the Committee regarding the performance of each Named Executive Officer, excluding himself. The Committee has the discretion to accept or reject the CEO's recommendation and to decide whether or not to apply Relative Leadership Assessment adjustments in connection with annual equity award grants.

Stock Option Program

Since the fall of 2003, only the Company's corporate officers, including our Named Executive Officers, are eligible for annual option grants. Stock options granted in December 2006 have a seven-year term and become exercisable in three equal annual installments beginning one year after the grant date. All options fully vest upon the third anniversary of the grant date. The exercise price of the options is the mean between the high and low price at which Kodak shares trade on the NYSE on the grant date.

Consistent with the Committee's strategy to close our Named Executive Officers' total direct compensation competitive pay gap and to increase the relative percentage of long-term variable equity incentives, the number of options granted to our Named Executive Officers in 2006, which are shown in the Grants of Plan-Based Award Table on page 50 of this Proxy Statement, generally increased over the number granted in 2005.

Leadership Stock Program

All of the Company's executives, including our Named Executive Officers, are eligible to participate in the Company's Leadership Stock Program. Awards under this program are granted in the form of performance stock units which, if earned, are paid in the form of shares of Kodak common stock. In 2006 and in prior years, the Leadership Stock Program was based on a two-year performance cycle with a new cycle beginning each January. The program's awards are exclusively performance-based to further strengthen the relationship between pay and performance. In 2006, the program's two-year performance cycle was intended to direct the focus of our Named Executive Officers over two calendar years to encourage and reinforce actions leading to achievement of the Company's long-term strategic plan. The Committee established the performance criteria for each two-year performance cycle in February of the first year of the performance cycle.

Leadership Stock may be earned by our executives at the end of the two-year performance cycle if the Company achieves the aggregate performance target established for the two-year cycle. The actual number of stock units earned by an executive is based on the executive's target allocation multiplied by the applicable performance percentage based on the Company's performance. Any unearned units are forfeited at the end of the two-year performance period. The payment of any stock units earned under the program for any performance cycle is delayed for one year contingent on the executive's continued employment with the Company, except in limited termination of employment circumstances, such as retirement, death, disability or an approved reason. During this one-year vesting period, dividend equivalents accrue on the stock units, but payment of the dividends is also subject to this one-year vesting period. At the end of the one-year period, the stock units and the dividend equivalents earned on these stock units are paid to the executive in the form of shares of Company stock.

The Committee redesigned our Leadership Stock Program for the performance period beginning in 2007. The 2007 performance cycle has a one-year performance cycle and a two-year vesting period. The Committee believes that, during the Company's digital transformation, a one-year performance cycle will permit the Committee to more effectively set targets to motivate our Named Executive Officers to achieve the Company's strategic business plan of digital transformation. In other respects, the 2007 performance cycle will operate substantially similar to prior performance cycles.

2005-2006 Performance Cycle

For the 2005-2006 Leadership Stock Program performance cycle, the program's sole performance metric was initially set as Company operational earnings per share. This performance metric was changed in October 2005 in light of the Company's announcement in July 2005 that it would no longer report operational earnings per share. As a result, the Committee changed the performance metric for this performance cycle to digital earnings from operations (DEFO). DEFO is a non-GAAP performance metric that measures total earnings of the Company's digital strategic products included within earnings from continuing operations, before: 1) restructuring charges, 2) interest, 3) other income charges and 4) income taxes. This performance metric was selected to further encourage and reinforce executive actions implementing the Company's transition to a digital company.

In order to receive a payout under the plan, the Company's aggregate DEFO for the two-year performance period was required to be greater than $750 million. In order for participants to receive 100% of their target allocation, the Company would need to achieve DEFO equal to $1.075 billion. To receive the maximum payout under the plan, equal to 200% of each participant's target allocation, the Company's aggregate DEFO would need to reach $1.4 billion.

The Company did not reach the threshold performance target under the plan for the 2005-2006 performance cycle. Consequently, no shares were earned by any executives, including our Named Executive Officers for this cycle.

2006-2007 Performance Cycle

For the 2006-2007 Leadership Stock Program performance cycle, the Committee also established DEFO as the single performance metric for the plan. As with the prior performance cycle, awards are earned under the plan based on an executive's allocation multiplied by the applicable performance percentage. The maximum number of performance stock units that may be earned by an executive is 200% of the executive's targeted share allocation.

As determined by the Committee in March 2006, in order to achieve any payout under the plan, the Company's aggregate DEFO for the two-year period from January 1, 2006 to December 31, 2007 will need to be greater than $750 million. In order for participants to receive 100% of their target allocation, the Company's DEFO will need to equal $1 billion. To receive the maximum payout under the plan, equal to 200% of each participant's target allocation, the Company's aggregate DEFO will need to reach $1.15 billion. If results fall between these DEFO targets, the Committee will determine the percentage payout based on interpolation. Given the pending divestiture of our Health Group, the Committee may, to the extent permitted by the plan, adjust the actual Company results for the two-year period to reflect the divestiture.

The amount of shares earned by our Named Executive Officers for the 2006-2007 performance cycle cannot be determined at this time. However, the award allocations that would be payable to each Named Executive Officer for the 2006-2007 cycle, assuming target and maximum DEFO performance is achieved and the vesting period is satisfied, are shown in the Grants of Plan-Based Awards Table on page 50 of this Proxy Statement. As a result of the Committee's policy to increase the long-term variable equity incentive component of each Named Executive Officer's total direct compensation, the target range for each Named Executive Officer for the 2006-2007 performance cycle was increased by 25% over the 2005-2006 performance cycle. Certain of our Named Executive Officers, other than our CEO, also received an additional upward adjustments to the target award size based on their individual performance under the Company's Relative Leadership Assessment program described above.

2006 Executive Performance Share Program

In May 2006, the Committee adopted the 2006 EPSP under the Company's 2005 Omnibus Long-Term Compensation Plan. The EPSP grants performance stock units payable in shares of Kodak stock to executives upon achievement of performance goals and after a one-year vesting period is satisfied.

The program was designed to motivate and reinforce our executives' focus on improving the Company's digital operating margin. Digital operating margin is a percentage obtained by dividing "digital earnings from operations" by "digital revenue." Digital operating margin, the sole performance metric for the EPSP, was selected by the Committee because it is a key metric in the achievement of the Company's current business strategy of digital transformation and links executives' interests with shareholders' interests. These awards also encourage executive retention since the payment of any stock units earned under the program is delayed for one year contingent on the executive's continued employment with the Company, except in limited termination of employment circumstances, such as retirement, death, disability or an approved reason.

Each eligible executive, including our Named Executive Officers, received an allocation under the plan equal to 50% of their allocation under the 2006-2007 performance cycle of the Leadership Stock Program. The actual number of shares to be received under the EPSP is based on an executive's allocation multiplied by the applicable performance percentage. The maximum number of performance shares that may be earned by an executive is 120% of the executive's share allocation.

The threshold, target and maximum number of shares allocated to our Named Executive Officers under the 2006 EPSP are shown in the Grants of Plan-Based Awards Table on page 50 of this Proxy Statement. In order to earn any shares under the plan, the Company's Digital Operating Margin for 2006 needed to be greater than 3.6%. In order for participants to receive 100% of their target allocation, the Company's Digital Operating Margin needed to equal 4.6%. To receive the maximum payout under the plan, equal to 120% of each participant's target allocation, the Company needed to achieve a Digital Operating Margin of 5.0%.

In 2006, the Company achieved a Digital Operating Margin equal to 4.5%, which corresponds to a payout percentage of 95%. The performance stock units earned by our Named Executive Officers under the 2006 EPSP are reflected in the Outstanding Equity Awards at Fiscal Year-End 2006 Table on page 54 of this Proxy Statement.

Initial Hire Grants and Ad Hoc Awards

In addition to annual equity awards, our Named Executive Officers may receive stock options and time-based restricted stock grants in connection with the commencement of their employment, as a result of a promotion or for retention purposes. The Committee, in consultation with its independent consultant, determines the size of these awards based on market data. The objectives of these grants are to encourage hiring, retention and stock ownership and to align an executive's interest with those of our shareholders. In certain instances, new hire grants were designed to replace equity compensation forfeited by an executive when terminating their prior employment to accept employment with Kodak. On occasion, the Committee also grants one-time, ad hoc option awards to reward an executive for superior individual performance. Any non-annual equity awards granted to Named Executive Officers in 2006 are shown in the Grants of Plan-Based Awards Table on page 50 of this Proxy Statement.

In 2006, the grant date for these awards was the effective date of employment or, in connection with a promotion, the date the Committee approved the grant. As a result of the Board's adoption of the new Equity Award Policy, effective as of January 1, 2007, the grant date of any options awarded to a newly hired executive will be the date of the next regularly scheduled Committee meeting after the first date of his or her employment. The grant date for any ad hoc option awards to our executives will continue to be the date the Committee approved the award, if the award was approved in a meeting. If the award is approved by unanimous written consent of the Committee, the grant date of the award will be the date of the next regularly scheduled Committee meeting following the date of the Committee's written consent.

CEO EVALUATION AND COMPENSATION

Evaluation of CEO

Early this year, the Board implemented a number of enhancements to its CEO evaluation process. Under this revised process, the Presiding Director of the Board, the Chair of the Compensation Committee and the Chief Human Resources Officer lead the annual process of assessing the performance of the Chief Executive Officer. In February each year, a written self-assessment of performance versus the business plan of record is completed by the CEO. The written assessment is sent to the full Board for review. Later in the same month, the Chief Human Resources Officer interviews each member of the Board to collect feedback against an established set of criteria, including reaction to the CEO self-assessment and the Company's leadership imperatives. All input is summarized and reviewed by the Presiding Director and the Chair of the Compensation Committee, who are responsible for delivering feedback to the CEO. The Committee takes the evaluation results into consideration in determining the appropriateness of the individual performance award level of the CEO.

CEO Compensation

Each year, the Committee requests its external consultant to assess the market competitiveness of the total compensation paid to Mr. Perez compared to that of national survey data reflecting peer CEO compensation. In July 2006, the analysis of the national survey data showed that Mr. Perez was paid below the median. The external consultant recommended increases in long-term incentive target grant amounts to close the market-competitive gap for Mr. Perez. These recommendations were developed with the Chair of the Compensation Committee and Company management. In addition, the external consultant reviewed the costs of the long-term incentive recommendation and concluded that they were reasonable from a share utilization and cost perspective. The Committee reviewed the recommendations in October 2006 and approved them in December 2006. Please see page 36 of this Proxy Statement for further explanation of the long-term incentive gap closure.

Mr. Perez's Base Salary

Mr. Perez annual base salary is $1,100,000. In February 2007, the Committee took into consideration the long-term equity increase associated with the market-competitive gap closure and decided that Mr. Perez's base salary will not be increased in 2007. Mr. Perez's base salary has not changed since May 10, 2005, when the Committee approved the increase associated with his promotion to CEO.

Mr. Perez's 2006 EXCEL Award

Mr. Perez did not receive a bonus under the EXCEL plan in 2006. However, based on the Company's achievements and in consideration of the same factors used to determine the EXCEL corporate award pool, the Committee granted Mr. Perez a discretionary bonus of $1,381,050, which is based on the corporate award pool of 81% of target. Please see pages 34-35 of this Proxy Statement for details on the 2006 EXCEL results and the NEO discretionary bonuses. Mr. Perez received 50% of this bonus in cash, and 50% was paid in restricted stock which ratably vests over three years. The grant date of the restricted shares was February 27, 2007.

Mr. Perez's 2006 Equity Awards

The Company's performance for the 2005-2006 Leadership Stock cycle did not reach the threshold performance target. Consequently, Mr. Perez did not earn any shares under this plan. For the 2006 EPSP, Mr. Perez earned 30,281 shares with a one-year vesting period, which is equal to 95% of target. The Committee approved a 2006 stock option grant of 314,530 options, which have a seven-year term and vest ratably over a three-year period. The Committee also approved a 2007 Leadership Stock allocation of 100,650 performance units for the 2007 performance cycle. The total value of the 2006 stock option grant and the 2007 Leadership Stock allocation equal the value of the market-competitive gap closure approved by the Committee.

Mr. Perez's Benefits and Perquisites

According to the terms of Mr. Perez's hiring agreement, Mr. Perez is eligible to participate in the Company's cash balance benefit under the Kodak Retirement Income Plan. In addition, Mr. Perez is eligible for an enhanced retirement benefit, which is described on page 60 of this Proxy Statement. Mr. Perez is also provided financial planning, an executive physical, home security systems and services and personal umbrella insurance benefits. The Company requires Mr. Perez to use Company transportation for security reasons.

Mr. Perez's Severance Benefits Associated with a Change-in-Control

Mr. Perez is eligible to receive change-in-control benefits under the Company's Executive Protection Plan. Our Executive Protection Plan provides Mr. Perez severance benefits and one-year continuation of medical, dental and life insurance benefits if his employment is terminated without "cause" or for "good reason" during the two-year period following a change-in-control. Mr. Perez is entitled to benefits under the plan if he terminates employment for any reason during the 30-day period commencing 23 months after a change-in-control. Details of these benefits are found in the Change-in-Control Severance Payments Table on page 72 of this Proxy Statement.

Mr. Perez's Stock Ownership Requirements

Mr. Perez has met the guideline for Kodak stock ownership. Please see page 42 of this Proxy Statement.

OTHER COMPENSATION ELEMENTS

Retirement Plan Program

In addition to our tax-qualified defined benefit plan (KRIP) and tax-qualified defined contribution plan (Savings & Investment Plan), which cover virtually all U.S. employees, the Company provides supplemental retirement benefits to our Named Executive Officers under the Kodak Unfunded Retirement Income Plan (KURIP) and the Kodak Excess Retirement Income Plan (KERIP). Both plans are unfunded, unsecured obligations of the Company. KERIP is an unfunded excess benefit plan that is designed to provide our executives with pension benefits that make up for the limitations under the Internal Revenue Code on allocations and benefits that may be paid under the Company's tax-qualified defined benefit plan. The KURIP plan is also an unfunded plan that is also designed to provide supplemental retirement benefits for our Named Executive Officers and other executives. The benefit payable under KURIP is designed to provide our Named Executive Officers with benefits that would not be available under the Company's qualified retirement plans as a result of tax code limitations under Section 401(a)(17) of the Internal Revenue Code and/or because deferred compensation is ignored for purposes of calculating benefits under our tax-qualified defined contribution and defined benefit plans. None of our Named Executive Officers has an accumulated benefit under the KERIP supplemental pension plan. The accumulated benefit provided to our Named Executive Officers under the KURIP supplemental pension plan is shown in the Pension Benefits Table on page 58 of this Proxy Statement. For further information regarding how benefits are calculated under each plan, see the discussion below the Pension Benefits Table on page 58 of this Proxy Statement.

The Company believes that our pension plan and non-qualified supplemental pension plans enhance our executive compensation package. The primary objective of our pension plans is to attract and retain our employees.

Supplemental Individual Retirement Arrangements

We have also entered into individual agreements with our Named Executive Officers to provide additional retirement benefits beyond those available under our tax-qualified pension plan and supplemental retirement plans described above. For some of our Named Executive Officers, these agreements provide for additional years of service in calculating their benefits under KRIP and KURIP. These individual arrangements were necessary to attract and retain certain Named Executive Officers who would have a lesser Kodak pension due to their short service with the Company. The benefits provided to our Named Executive Officers under any individual retirement agreement are described following the Pension Benefits Table on page 58 of this Proxy Statement.

Deferred Compensation Plan

The Company maintains a deferred compensation plan for its executives, known as the Eastman Kodak Company 1982 Executive Deferred Compensation Plan. The plan permits the Company's executives to defer a portion of their base salary and annual bonus awards. Each fall, the Company's executives may elect to defer base salary for the following year and up to a portion of any bonus earned under EXCEL the following year. The plan is intended to promote retention by providing our Named Executive Officers with a long-term savings opportunity on a tax-preferred basis. The plan's benefits are neither funded nor secured.

The plan only has two investment options; an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. Any amounts earned by a Named Executive Officer as a result of "above-market" rates under the interest-bearing account in 2006 are shown in the Summary Compensation Table on page 43 of this Proxy Statement. The accumulated amount of deferred compensation of our Named Executive Officers under the plan is shown in the Non-Qualified Deferred Compensation Table on page 61 of this Proxy Statement.

Perquisites

The Company does not provide any significant perquisites other than those that are related to personal security. The primary perquisites our Named Executive Officers receive are executive physicals, financial planning services, home security services, personal excess liability coverage and occasional use of the Company's driver service. Our Named Executive Officers, other than our CEO, also upon occasion, with CEO approval, use corporate aircraft with their spouses for personal travel. Due to our executive security program, the Company requires our CEO to use Company aircraft for all air travel, whether personal or business. The Company provides most of these perquisites primarily for security related reasons, to maximize an executive's time spent on Kodak business or to attract and retain our Named Executive Officers. The compensation attributed to our Named Executive Officers for 2006 and required to be reported for these perquisites is included in the Summary Compensation Table on page 43 of this Proxy Statement.

SEVERANCE AND CHANGE-IN-CONTROL ARRANGEMENTS

Severance Arrangements

Our Named Executive Officers are responsible for the continued success of the Company and the execution of the Company's strategic plan to transform the Company from a traditional products and services company to a digital company. The Committee believes that it is important to provide our senior management some measure of financial security in the event their employment is terminated without cause. Most of our Named Executive Officers have an individual severance agreement that provides various severance benefits in the event their employment is terminated under various circumstances. These individual severance arrangements were negotiated at the time each Named Executive Officer commenced employment with the Company or later in connection with entering into retention agreement to provide for the executive's continued employment and are consistent with guidelines established by the Committee for our Named Executive Officers. Especially during the Company's digital transformation process, our severance arrangements are designed to serve as a retention tool and to eliminate any reluctance of executives and employees to implement the Company's strategic plan. In certain instances, an executive's successful completion of his or her responsibilities may result in the elimination of his/her job. Our severance arrangements also provide an incentive for individuals to sign a release of claims against the Company, to refrain from competing with the Company and to cooperate with the Company both before and after their employment is terminated.

For Mr. Perez, severance benefits are payable in the event his employment is terminated by the Company without "cause" or Mr. Perez for "good reason." Messrs. Faraci, Brust and Sklarsky and Ms. Hellyar are entitled to severance benefits for termination without "cause" under their individual agreements with the Company. Ms. Hellyar and Mr. Sklarsky are entitled to severance upon their long-term disability. The definitions of "cause" vary slightly among the executive's employment agreements. When approving any employment agreement, the Committee focuses on the severance triggers relative to each executive's position and responsibilities.

Our severance arrangements with our Named Executive Officers also provide for the treatment of other compensation provided under the Company's annual bonus plan, equity plans and retirement plans. For additional information regarding the potential severance benefits payable to our Named Executive Officers under various circumstances, as well as the severance benefits paid in 2006, see the description under the Severance Benefits Tables beginning on page 67 of this Proxy Statement.

Change-in-Control Arrangements

Consistent with our compensation philosophy, we believe that the interests of our shareholders are best served if the interests of our senior management are aligned with theirs. To this end, our Executive Protection Plan, which the Company adopted in 1992, provides for enhanced change-in-control severance benefits for our Named Executive Officers to reduce any reluctance of our Named Executive Officers to pursue potential change-in-control transactions and to promote the continued employment and dedication of our Named Executive Officers without distraction. The Committee believes that these change-in-control benefits also encourage smooth transition of management in the event of a change-in-control. The Committee reviews the provisions of the Executive Protection Plan periodically to balance the costs of the plan against the benefit provided to the Company. The Committee last reviewed the benefits offered to Named Executive Officers under the plan in 2005 and, in the context of the operating circumstances, the Committee decided to maintain the current plan without change and re-evaluate it at a subsequent date.

Our Executive Protection Plan provides severance pay and continuation of certain welfare benefits for our Named Executive Officers if their employment is terminated without "cause" or for "good reason" during the two-year period following a change-in-control, and in some cases prior to a change-in-control. Our CEO will also be entitled to benefits under the plan if he or she terminates employment for any reason during the 30-day period commencing 23 months after a change-in-control.

Certain of our other compensation plans also provide enhanced benefits to our Named Executive Officers after a change-in-control without termination of employment. These benefits are designed to provide our Named Executive Officers with the opportunity to realize the benefits under these plans after a change-in-control. Additional plan terms and the treatment of any benefits after a change-in-control under the Company's retirement plans, deferred compensation plan, EXCEL plan and equity incentive plans are described below in the Change-In-Control Severance Payments Table on page 72 of this Proxy Statement. The potential change-in-control payments that would be payable to Named Executive Officers in the event of a hypothetical termination of employment as of December 31, 2006, in connection with a change-in-control are shown in the Change-In-Control Severance Payments Table on page 72 of this Proxy Statement.

ADDITIONAL EXECUTIVE COMPENSATION PRINCIPLES

Use of Tally Sheets

In 2006, the Committee reviewed all components of our Named Executive Officers' compensation using various tools, including tally sheets prepared by the Committee's independent consultant. The tally sheets provided a comprehensive view of each Named Executive Officer's compensation in a three-part analysis. First, the tally sheets provided an estimate of projected 2006 compensation, including total cash compensation, the total value of annual long-term equity incentive awards and the value of benefits and perquisites received by each Named Executive Officer. Second, the tally sheets projected the value of stock awards held by each Named Executive Officer at three different assumed stock prices ($21, $28 and $40) as determined by the Committee's independent compensation consultant. Third, the tally sheets provided a summary of severance benefits as of December 31, 2006 under various leaving scenarios. The Committee conducted this review in order to holistically assess our Named Executive Officers' total compensation and, in the case of severance and change-in-control scenarios, the potential payouts.

Policy on Qualifying Compensation

When designing all aspects of compensation, the Company considers the impact of tax treatment, but the primary factor influencing program design is the support of business objectives. Annual bonuses payable under our EXCEL plan are designed to satisfy the requirements for performance-based compensation as defined in Section 162(m) of the Internal Revenue Code. Stock options and Leadership Stock are also intended to satisfy the requirements for performance-based compensation as defined in Section 162(m). Awards earned under the Company's 2006 Executive Performance Share Program do not qualify as performance-based compensation within the meaning of Section 162(m) and therefore may not be fully deductible by the Company. Additionally, in modifying the performance criteria for the 2005-2006 Leadership Stock Program, the Committee recognized that any awards earned under this plan would no longer satisfy the requirements for performance-based compensation as defined in Section 162(m) and would not be fully deductible. However, the Committee determined that the loss of IRS Code Section 162(m) deductibility was not a decisive factor for either plan because Kodak was not expected to have a significant tax liability in 2006.

Given the fact that bonuses for 2006 performance were awarded to Named Executive Officers in lieu of the EXCEL plan, these bonuses would not qualify as performance-based compensation within the meaning of Section 162(m).

Share Ownership Program

In order to link the interests of our executives with those of our shareholders, the Company has a share ownership program. All executive officers are required to retain a specified percentage of shares attributable to stock option exercises or the vesting or earn-out of full value shares (such as restricted shares or Leadership Stock) until they attain specified ownership levels, which are expressed below as a multiple of base salary. To the extent that an executive has not satisfied his or her share ownership level, any restricted stock units awarded under our Leadership Stock program or EXCEL bonus paid in shares above an executive's target must be retained by the executive. Restricted stock, restricted stock units, any shares held in the executive's account under Kodak's Employee Stock Ownership Plan or Savings & Investment Plan, and any "phantom stock" selected by an executive as an investment option in the Executive Deferred Compensation Plan count toward meeting the executive's share ownership requirement.

Our Named Executive Officers have the following share ownership requirements:

Level	Salary Multiple	Retention Ratio
Mr. Perez	5x	100%
Mr. Sklarsky Mr. Brust	3x	75%
Mr. Langley Mr. Faraci Ms. Hellyar Mr. Meek	2x	75%

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation of each of our Named Executive Officers for the fiscal year ended December 31, 2006.

Name and Principal Position	Fiscal Year	Salary (1)	Bonus	Stock Awards (2)	Stock Options (3)	Non-Equity Incentive Comp (4)	Change in Pension Value and Deferred Comp Earnings (5)	All Other Comp (6)	Total
A. M. Perez *Chairman & CEO*	2006	$1,096,168	$690,525 (9)	$1,399,982	$1,704,007	$ 0	$3,214,598	$ 269,020	$8,374,300
F. S. Sklarsky *EVP, CFO (7)*	2006	91,986	75,000 (10)	74,781	78,333	0	18,303	2,539	340,942
R. H. Brust *EVP, Former CFO*	2006	745,395	562,378 (11)	346,265	261,340	0	1,689,235	612,082	4,216,695
J. T. Langley *SVP, President - GCG*	2006	498,258	150,550 (12)	160,299	291,079	490,000	171,160	58,400	1,819,746
P. J. Faraci *SVP, President - CDG*	2006	518,188	130,572 (9)	179,631	381,227	0	319,305	42,614	1,571,537
M. J. Hellyar *SVP, President - FPG*	2006	484,843	130,634 (9)	211,734	279,322	0	1,102,430	10,349	2,219,312
Former Executive									
D. T. Meek (8) *SVP, Director - GM&L*	2006	258,711	125,550 (13)	115,681	402,276	0	25,214	1,576,084	2,503,516

(1) This column reports base salary earned by each of our Named Executive Officers in 2006.

(2) This column reports the amount expensed under SFAS 123R for all stock awards (including Leadership Stock, Restricted Stock and 2006 EPSP) in 2006. The amounts disclosed include awards granted in 2006 and awards granted in prior years.

(3) This column reports the amount expensed for all stock options under SFAS 123R in the current year, including options granted in 2006 and options granted in prior years. The assumptions used to compute the value of stock options reported in the column are:

Grant Date	Named Executive Officer Receiving the Award	Risk-Free Interest Rate (%)	Expected Option Life (Years)	Expected Volatility (%)	Expected Dividend Yield (%)
April 2, 2003	A. M. Perez	3.5	7	35	5.8
November 19, 2003	A. M. Perez, R. H. Brust, J. T. Langley, M. J. Hellyar, and D. T. Meek	3.8	7	35	1.8
May 3, 2004	D. T. Meek	2.5	4	40	1.8
December 6, 2004	P. J. Faraci	3.3	4	36	1.6
December 10, 2004	A. M. Perez, R. H. Brust, J. T. Langley, M. J. Hellyar, and, D. T. Meek	3.3	4	36	1.6
January 17, 2005	M. J. Hellyar	3.6	4	36	1.5
May 12, 2005	P. J. Faraci	3.6	4	35	1.8
June 1, 2005	A. M. Perez, R. H. Brust, J. T. Langley, P. J. Faraci, M. J. Hellyar, and D. T. Meek	3.6	4	35	1.8
December 7, 2005	A. M. Perez and R. H. Brust	4.5	7	35	2.1
December 7, 2005	J. T. Langley, P. J. Faraci, M. J. Hellyar, and D. T. Meek	4.4	5	34	2.2
February 1, 2006	P. J. Faraci	4.8	5	34	1.9
December 12, 2006	A. M. Perez and F. S. Sklarsky	4.5	7	35	1.9
December 12, 2006	J. T. Langley, P. J. Faraci, and M. J. Hellyar	4.5	5	33	2.0

(4) Most Named Executive Officers did not receive any non-equity incentive compensation in 2006 because no EXCEL bonuses were paid for 2006 performance. For Mr. Langley, this column reports his award for the 2006 performance period under his individual incentive plan.

(5) This column reports the aggregate change in the present value of the Named Executive Officer's accumulated benefits under all defined benefit and pension plans, if any, and estimated above-market interest, if any, on deferred compensation balances. For Mr. Perez, this amount includes an aggregate change in pension value of $3,192,022 and above-market interest of $22,576. For Mr. Sklarsky, this amount includes an aggregate change in pension value of $18,303. For Mr. Brust, this amount includes an aggregate change in pension value of $1,689,235. For Mr. Langley, this amount includes an aggregate change in pension value of $144,232 and above-market interest of $26,928. For Mr. Faraci, this amount includes an aggregate change in pension value of $319,305. For Ms. Hellyar, this amount includes an aggregate change in pension value of $1,098,877 and above-market interest of $3,553. For Mr. Meek, this amount includes above-market interest of $25,214.

(6) The table below shows the components of the All Other Compensation column, which include a Company match for each Named Executive Officer's 401(k) plan contributions, tax gross-ups, perquisites, loan forgiveness to Mr. Brust and certain severance payments payable to Mr. Meek. Perquisites for 2006 are valued at their incremental cost to the Company. We calculate the incremental cost to the Company of any personal use of the corporate aircraft based on the direct operating costs to the Company, including fuel costs, FBO handling fees, vendor maintenance costs, catering, travel fees and other miscellaneous costs. Fixed costs that do not change based on usage, such as salaries and benefits of crew, training of crew, taxes, and general maintenance and repairs, are excluded.

Name	401(k) Match	Tax Gross-ups	Perquisites	Loan Forgiveness	Severance Costs	Total All Other Compensation
A. M. Perez	$	$	$269,020 [(b)]			$269,020
F. S. Sklarsky		1,856 [(a)]	683			2,539
R. H. Brust	6,300	1,857 [(a)]	42,925 [(c)]	$ 561,000 [(h)]		612,082
J. T. Langley	6,300		52,100 [(d)]			58,400
P. J. Faraci	6,300		36,314 [(e)]			42,614
M. J. Hellyar			10,349 [(f)]			10,349
D. T. Meek		511 [(a)]	11,068 [(g)]		$1,564,505 [(i)]	1,576,084

(a) These amounts represent tax reimbursements on income imputed to the Named Executive Officers.

(b) For Mr. Perez, this amount includes $236,128, the incremental cost to the Company of Mr. Perez's use of the corporate aircraft for personal purposes. Due to our executive security program, the Company requires Mr. Perez to use Company aircraft for all travel, whether personal or business. The amount in this column also includes Company-paid expenses for family members to accompany Mr. Perez at two events that the Company sponsors for promotional purposes, personal use of the Company's driver services, executive protection, home security systems and services, personal IT support, umbrella insurance coverage, an executive physical, and financial planning. In addition, Mr. Perez's family members occasionally accompanied him on business trips and on trips when he uses the corporate aircraft for personal purposes, at no additional cost to the Company.

(c) For Mr. Brust, this amount includes $28,033, the incremental cost to the Company of Mr. Brust's use of the corporate aircraft for personal purposes. The amount in this column also includes Company-paid personal use of the Company's driver services, tickets for Mr. Brust and family members for entertainment, home security systems and services, personal IT support, photographic equipment, umbrella insurance coverage, a retirement gift, and an executive physical. In addition, Mrs. Brust occasionally accompanied Mr. Brust on business trips and on trips when he uses the corporate aircraft for personal purposes, at no additional cost to the Company.

(d) For Mr. Langley, this amount includes Company-paid personal use of the corporate aircraft, personal use of the Company's driver services, airfare and other travel costs for personal trips for Mr. and Mrs. Langley, home security systems and services, umbrella insurance coverage, and expenses for Mrs. Langley to accompany Mr. Langley at an event the Company sponsors for promotional purposes. In addition, Mrs. Langley occasionally accompanied Mr. Langley on business trips and on trips when he used the corporate aircraft for personal purposes, at no additional cost to the Company.

(e) For Mr. Faraci, this amount includes $28,694, the incremental cost to the Company of Mr. Faraci's use of the corporate aircraft for personal purposes. The amount in this column also includes Company-paid personal use of the Company's driver services, home security systems and services, umbrella insurance coverage, and an executive physical. In addition, Mrs. Faraci accompanied Mr. Faraci on the occasion when he used the corporate aircraft for personal purposes, at no additional cost to the Company.

(f) For Ms. Hellyar, this amount includes Company-paid personal use of the Company's driver services, home security systems and services, umbrella insurance coverage, an executive physical and financial planning.

(g) For Mr. Meek, this amount includes tickets for Mr. Meek and family members for entertainment, home security systems and services, photographic equipment, umbrella insurance coverage, a retirement gift, and financial planning.

(h) For Mr. Brust, this amount represents $561,000 of principal and interest forgiven in connection with the loan from the Company described on page 47 of this Proxy Statement.

(i) For Mr. Meek, the amount represents $1,395,000 accrued in 2006 for his performance award payable in Kodak shares in 2008 as described on page 53 of this Proxy Statement, $107,197 of accrued vacation paid to Mr. Meek upon his retirement and $62,308 of severance paid pursuant to the severance allowance described on page 66 of this Proxy Statement.

(7) Mr. Sklarsky was hired by the Company in October 2006.

(8) Mr. Meek ceased to be an employee of the Company effective June 30, 2006.

(9) Represents a discretionary performance bonus received for 2006, granted by the Compensation Committee on February 27, 2007. One-half of the discretionary bonus was paid in cash, which is reported above. The remainder of the bonus was paid in restricted stock, one-third of which will vest on each anniversary of the grant date of the award and has a grant date fair value of $24.24. The restricted stock portion of the discretionary bonus is not reported in these tables because the restricted stock was granted in 2007.

(10) Represents a discretionary bonus received for 2006 pursuant to the terms of Mr. Sklarsky's offer letter dated September 19, 2006.

(11) Mr. Brust's bonus payments include a discretionary performance bonus for 2006 of $382,378, granted by the Compensation Committee on February 27, 2007, and a retention bonus of $15,000 per month, which totaled in the aggregate $180,000.

(12) Represents a $25,000 payment, a portion of a sign-on bonus, per Mr. Langley's August 2003 agreement, and a discretionary performance bonus received for 2006, granted by the Compensation Committee on February 27, 2007. One-half of the discretionary bonus was paid in cash, which is reported above. The remainder of the bonus was paid in restricted stock, one-third of which will vest on each anniversary of the grant date of the award and has a grant date fair value of $24.24. The restricted stock portion of the discretionary bonus is not reported in these tables because the restricted stock was granted in 2007.

(13) Mr. Meek received a discretionary cash performance bonus for 2006, based on his six months of service to the Company.

EMPLOYMENT CONTRACTS AND ARRANGEMENTS

Antonio M. Perez

The Company employed Mr. Perez as President and COO under an offer letter dated March 3, 2003. On May 10, 2005, in connection with Mr. Perez's election as Chief Executive Officer and Chairman of the Board, the terms of his employment were amended. In addition to the compensation described elsewhere in this Proxy Statement, under his offer letter, as amended, Mr. Perez is eligible to receive a base salary of $1,100,000 and a target award under the EXCEL plan of 155% of his base salary. Mr. Perez is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company. In addition, Mr. Perez is eligible to receive an enhanced pension benefit, which is described on page 60 of this Proxy Statement. Mr. Perez's letter agreement was amended on February 27, 2007 to provide that his enhanced pension benefit will vest when he turns age 65, consistent with the Company's mandatory retirement policy for our corporate officers. The amended letter agreement also provides that if Mr. Perez is terminated before June 1, 2007, he will receive his enhanced pension benefit in a monthly annuity, with payments beginning the first month following the six-month anniversary of Mr. Perez's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Perez is terminated after January 1, 2008, he will receive his enhanced pension benefit in a lump sum following the six-month anniversary of his termination. The term of Mr. Perez's employment is indefinite, but he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables below, beginning on page 63 of this Proxy Statement.

Frank S. Sklarsky

The Company employed Mr. Sklarsky as Chief Financial Officer under an offer letter dated September 19, 2006, which was further amended on September 26, 2006. In addition to the compensation described elsewhere in this Proxy Statement, under his offer letter, as amended, Mr. Sklarsky is eligible to receive a base salary of $600,000 and a target award under the EXCEL plan of 75% of his base salary. For the 2006 plan year, Mr. Sklarsky was eligible to receive a cash award equal to $75,000, less any amount actually received under the EXCEL plan for the 2006 performance period. Mr. Sklarsky is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company. In addition, Mr. Sklarsky is eligible to receive an enhanced retirement benefit, which is described under the Pension Benefits Table on page 58 of this Proxy Statement. The term of Mr. Sklarsky's employment is indefinite, but he will be eligible to receive certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits, please read the narrative descriptions and tables below, beginning on page 63 of this Proxy Statement.

Robert H. Brust

On January 31, 2007, Mr. Brust separated from service with the Company in accordance with his planned retirement on February 1, 2007. The Company employed Mr. Brust under an offer letter dated December 20, 1999, that was most recently amended on March 7, 2005, when the Company and Mr. Brust entered into a retention agreement to induce Mr. Brust to remain employed with the Company at least through January 3, 2007.

Prior to his retirement in 2007, under his retention agreement, as amended, Mr. Brust was eligible to receive a monthly cash retention benefit of $15,000 for each full month of continuous and active employment with the Company during 2006, up to a maximum retention payment of $180,000, subject to proration in certain limited circumstances. Pursuant to his offer letter, Mr. Brust was also eligible to an enhanced retirement benefit, which is described under the Pension Benefits Table on page 58 of this Proxy Statement. Mr. Brust's retention letter also provided for a special severance benefit. For information regarding the severance payments and benefits that may have been payable in connection with termination of his employment in 2006 under various circumstances, please read the narrative descriptions and tables below, beginning on page 63 of this Proxy Statement.

In connection with Mr. Brust's commencement of employment under his December 20, 1999 offer letter, the Company agreed to pay Mr. Brust $3,000,000 because he forfeited 75,000 restricted shares of his former employer's common stock as a result of accepting employment with the Company. The arrangement was structured as a loan, the balance of which would be forgiven over time, to incent Mr. Brust to continue his employment with the Company and provide him favorable tax treatment. The loan, which was evidenced by a promissory note dated January 6, 2000, bore interest at a rate of 6.21% per annum, the applicable federal rate for mid-term loans, compounded annually, in effect for January 2000. A portion of the principal and all of the accrued interest on the loan was forgiven on each of the first seven anniversaries of the loan. Mr. Brust was not entitled to forgiveness on any anniversary date if he voluntarily terminated his employment or was terminated for cause on or before the anniversary date. As shown in the Summary Compensation Table above, in 2006, the Company forgave a portion of the principal and interest due under this loan. The remaining balance of the loan, $500,000, and all accrued interest was forgiven on January 6, 2007, under the arrangement's terms.

James T. Langley

The Company employed Mr. Langley under an offer letter dated August 12, 2003. Under his agreement, Mr. Langley is eligible to receive a base salary of $500,000 and a target award under the EXCEL plan of 62% of his base salary. The offer letter provides Mr. Langley a retention bonus, eligibility for an individual long-term bonus and additional relocation benefits. Pursuant to his offer letter, Mr. Langley is also eligible to receive an enhanced retirement benefit, which is described under the Pension Benefits Table on page 58 of this Proxy Statement.

Under the terms of his offer letter, Mr. Langley was eligible to receive a cash payment of $100,000, provided he remained employed with the Company. His retention bonus was payable in four equal installments of $25,000. The first installment was paid when he commenced employment in 2003, the second was paid in 2004 on the first anniversary of the commencement of his employment, the third was paid in 2005 on the second anniversary of the commencement of his employment and the remaining installment was paid in 2006 on the third anniversary of the date of his commencement of employment.

To incent achievement of certain pre-established goals in the Graphic Communications Group, Mr. Langley's offer letter established an individual long-term incentive plan, which provides for a target aggregate award of $1,000,000. The plan was completely performance based; if the plan's goals were not achieved, no payments could be made under the plan. Under the plan, a separate target performance goal is established for each of the plan's three years, beginning in 2004. To receive the entire amount of the target award for a particular year, Mr. Langley had to achieve 100% of the established "target performance goal" for that year. If Mr. Langley did not achieve the target performance goal for a particular year, he could nevertheless receive a portion of the target award for that year if he achieved at least the plan's minimum performance goal for that year. The target award for each year of the plan was: 2004 - $200,000; 2005 - $300,000; and 2006 - $500,000. The performance metrics for the 2006 performance period are described under the Grants of Plan-Based Awards Table on page 50 of this Proxy Statement. In 2006, the performance targets were met, with the exception of a 2% miss on digital revenue growth, and Mr. Langley received an award of $490,000 for the 2006 performance period.

At the time of Mr. Langley's employment, the Company agreed to pay the airfare for up to 10 roundtrip flights per year for both he and Mrs. Langley to travel between Rochester, NY and Boise, ID. For 2006, the amount of the Company-paid airfare for these trips is reflected in the "All Other Compensation" column to the Summary Compensation Table on page 43 of this Proxy Statement.

On February 28, 2007, Mr. Langley's letter agreement was amended to extend his individual bonus plan through 2007 (which under his August 12, 2003 letter agreement expired on December 31, 2006) to again incent achievement of certain pre-established goals in the Graphic Communications Group. This plan is completely performance based; minimum performance goals and maximum performance goals will be determined by the CEO. Mr. Langley will receive the maximum payout of the award if the Graphic Communications Group achieves 100% of the established maximum performance goals. If the Graphics Communications Group does not achieve the maximum performance goals, Mr. Langley will receive a portion of the maximum payout for 2007 if the minimum performance goals are met. The maximum payout under this plan is $300,000, and if received, will be paid in a lump sum on March 15, 2008. If Mr. Langley is terminated without cause from the Company prior to January 1, 2008, he will be entitled to the maximum payout. If Mr. Langley terminates for good reason prior to January 1, 2008, he will receive a prorated award, based on the number of days he was employed by the Company. If Mr. Langley is terminated for any other reason, he will forfeit this award. The amendment to Mr. Langley's letter agreement also provides for his enhanced retirement benefits to be paid in a lump sum.

The term of Mr. Langley's employment is indefinite. For information regarding his potential severance payments and benefits in connection with termination of his employment under various circumstances, please read the narrative descriptions and tables below, beginning on page 63 of this Proxy Statement.

Philip J. Faraci

The Company employed Mr. Faraci under an offer letter dated November 3, 2004. In addition to the information provided elsewhere in this Proxy Statement, Mr. Faraci is eligible to receive a base salary of $520,000 and a target award under the EXCEL plan of 62% of his base salary. Mr. Faraci is eligible to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided to other senior executives of the Company. The offer letter also provides Mr. Faraci with an enhanced pension benefit, as described on page 60 of this Proxy Statement.

On February 28, 2007, Mr. Faraci's letter agreement was amended to provide for lump-sum payment of his enhanced pension benefits. The amended terms provide that if Mr. Faraci is terminated before June 1, 2007, he will receive his enhanced pension benefit in a monthly annuity, with payments beginning the first month following the six-month anniversary of Mr. Faraci's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Faraci is terminated after January 1, 2008, he will receive his enhanced pension benefit in a lump sum following the six-month anniversary of his termination.

The term of Mr. Faraci's employment is indefinite, but he will be eligible to certain severance benefits in connection with termination of his employment under various circumstances. For information regarding his potential severance payments and benefits in connection with termination of his employment under various circumstances, please read the narrative descriptions and tables below, beginning on page 63 of this Proxy Statement.

Mary Jane Hellyar

Ms. Hellyar entered into a retention agreement with the Company on August 18, 2006. In addition to the information provided elsewhere in this Proxy Statement, Ms. Hellyar is eligible to receive a base salary of $490,000 and a target award under the EXCEL plan of 62% of her base salary. The term of Ms. Hellyar's employment is indefinite, but her retention agreement provides for certain severance benefits in connection with termination of her employment under various circumstances. For information regarding her potential severance payments and benefits in connection with termination of her employment under various circumstances, please read the narrative descriptions and tables below, beginning on page 63 of this Proxy Statement.

Former Executive

Daniel T. Meek

The Company employed Mr. Meek under an offer letter on July 31, 1998, which was most recently amended on January 9, 2006, when Mr. Meek and the Company entered into a retention agreement. Pursuant to this retention agreement, Mr. Meek was eligible to receive a base salary of $500,000. Mr. Meek was also eligible to participate in a long-term incentive and retention plan associated with the restructuring of Global Manufacturing & Logistics. The terms of this plan are further described under the Grants of Plan-Based Awards Table on page 50 of the Proxy Statement. Mr. Meek's retention agreement also provides for certain severance benefits in connection with termination of his employment under various circumstances.

On May 2, 2006, the Company entered into a letter agreement with Mr. Meek in connection with his termination of employment by the Company without cause effective June 30, 2006. For information regarding the severance payments and benefits he received in connection with termination of his employment in 2006, please read the narrative descriptions and tables below, beginning on page 63 of this Proxy Statement.

Bonus Payments for 2006 Performance

As described on page 35 of the CD&A, our covered employees did not receive an award bonus under the EXCEL plan for the 2006 performance period. Based on the reasons stated in the CD&A, the Compensation Committee, however, granted our covered employees a discretionary performance bonus in February 2007.

All of our Named Executive Officers, with the exception of Mr. Sklarsky, who received a bonus under his hiring agreement, received bonus awards as follows:

- Antonio M. Perez was awarded $1,381,050; his 2006 EXCEL target was $1,705,000;
- Robert H. Brust was awarded $382,378; his 2006 EXCEL target was $538,560;
- James T. Langley was awarded $251,100; his 2006 EXCEL target was $310,000;
- Philip J. Faraci was awarded $261,144; his 2006 EXCEL target was $322,400;
- Mary Jane Hellyar was awarded $261,268; her 2006 EXCEL target was $303,800; and
- Daniel T. Meek's prorated award was $125,550; his prorated 2006 EXCEL target was $155,000.

All of our Named Executive Officers received an award equal to 81% of target based on their and their unit's achievements and in consideration of the same factors used to determine the EXCEL corporate award pool, with the exception of Ms. Hellyar, who received above 81% of target for the degree of achievement of business unit goals for the Film Products Group, and Mr. Brust, who received less than 81% of target as a result of his relative performance on unit-level goals.

Fifty percent of the bonus award was paid in cash and the remaining 50% was granted in restricted stock that vests over a three-year period, subject to an executive's continued employment. Messrs. Brust's, Meek's and Sklarsky's bonuses, however, were paid entirely in cash. The amount of these bonuses that was paid in cash to the Named Executive Officers for performance in 2006 appears in the "Bonus" column of the Summary Compensation Table on page 43 of this Proxy Statement. The restricted stock portion of these bonuses is not reported in the Summary Compensation Table because the restricted stock was granted in 2007.

GRANTS OF PLAN-BASED AWARDS TABLE

The compensation plans under which the grants were made in 2006 that are shown in the following table include the Company's annual bonus plan (EXCEL), the 2005 Omnibus Long-Term Compensation Plan, which provides for the grant of stock options, restricted stock grants and performance stock units, and any individual non-equity incentive bonus plan in which a Named Executive Officer participated.

Name	Award Description	Board Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
				Threshold ($)	Target ($)	Maximum ($)
A. M. Perez	2006 Option Grant 2006-2007 LS 2006 EPSP EXCEL Bonus (2)	12/12/06 12/6/05 5/10/06 3/27/06	12/12/06 1/1/06 5/12/06 3/27/06	(1)	$1,705,000	$5,000,000
F. S. Sklarsky	2006 Option Grant NH Award EXCEL Bonus (Pro-Rated) (2)	12/12/06 9/26/06 3/27/06	12/12/06 10/30/06 3/27/06		75,000	3,000,000
R. H. Brust	2006-2007 LS 2006 EPSP EXCEL Bonus (2)	12/6/05 5/10/06 3/27/06	1/1/06 5/12/06 3/27/06	(1)	538,560	3,740,000
J. T. Langley	2006 Option Grant 2006-2007 LS 2006 EPSP EXCEL Bonus (2) Indiv. Bonus Plan	12/12/06 12/6/05 5/10/06 3/27/06 2/20/06	12/12/06 1/1/06 5/12/06 3/27/06 1/1/06	(1) (3)	310,000 500,000	2,500,000 500,000
P. J. Faraci	2006 Option Grant Spec. Option Grant 2006-2007 LS 2006 EPSP EXCEL Bonus (2)	12/12/06 1/31/06 12/6/05 5/10/06 3/27/06	12/12/06 2/1/06 1/1/06 5/12/06 3/27/06	(1)	322,400	2,600,000
M. J. Hellyar	2006 Option Grant 2006-2007 LS 2006 EPSP Retention Grant EXCEL Bonus (2)	12/12/06 12/6/05 5/10/06 7/17/06 3/27/06	12/12/06 1/1/06 5/12/06 7/17/06 3/27/06	(1)	303,800	2,400,000
Former Executive						
D. T. Meek	2006-2007 LS (4) 2006 EPSP (4) Indiv. Bonus Plan EXCEL Bonus (2) (6)	12/6/05 5/10/06 7/19/05 3/27/06	1/1/06 5/12/06 1/9/06 3/27/06	(5) (1)	465,000 310,000	1,395,000 2,500,000

(1) For awards granted as Leadership Stock and under the EXCEL plan, participants can earn any amount between zero and the maximum bonus payable, depending on performance.

(2) The maximum amounts available to our Named Executive Officers disclosed above represent the maximum payout allowed under Section 162(m) for each Named Executive Officer. The maximum amount is determined as the lesser of: 1) 10% of the corporate funding pool; 2) 500% of his or her annual base salary as of December 31, 2005; or 3) $5 million. Note that amounts shown exclude the 10% bonus pool limit, since it is not determinable at the beginning of the year.

(3) For awards granted under Mr. Langley's Individual Bonus Plan in 2006, he can earn any amount between zero and the maximum bonus payable.

Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards or Units (#)	All Other Option Awards (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock & Option Awards ($)
Threshold (#)	Target (#)	Maximum (#)				
				314,530	$25.88	$2,956,582
(1)	63,750	127,500				1,518,525
15,938	31,875	38,250				776,794
				100,000	25.88	940,000
			50,000			1,196,500
(1)	10,050	20,100				239,391
2,513	5,025	6,030				122,459
				58,690	25.88	449,565
(1)	10,250	20,500				244,155
2,563	5,125	6,150				124,896
				58,690	25.88	449,565
				25,000	25.01 (7)	195,500
(1)	10,250	20,500				244,155
2,563	5,125	6,150				124,896
				58,690	25.88	449,565
(1)	8,200	16,400				195,324
2,050	4,100	4,920				99,917
			15,000			330,600
(1)	12,300	24,600				292,986
3,075	6,150	7,380				149,876

(4) Mr. Meek forfeited his Leadership Stock and 2006 EPSP awards because he separated from the Company prior to completing one year of service of the performance period which is a requirement of his Leadership Stock and EPSP awards.

(5) Mr. Meeks' individual bonus plan award threshold, target and maximum amounts are denominated in cash but will be paid to Mr. Meek in shares of Company stock. For awards granted under Mr. Meek's Individual Bonus Plan for 2006, he can earn any amount between zero and the maximum bonus payable.

(6) This amount represents the annualized target bonus for Mr. Meek under the EXCEL plan for 2006.

(7) The exercise price of $25.01 is based on the average of the high and low stock price on the date of grant (February 1, 2006). The closing price of the Company's common stock on February 1, 2006 was $25.04.

Option Awards

On December 12, 2006, the Compensation Committee approved a non-qualified stock option grant for each Named Executive Officer employed on that date, other than Mr. Brust, who was planning to voluntarily retire from the Company on February 1, 2007. Because the Committee increased all of our Named Executive Officers' option grants in 2006 in line with the long-term incentive gap closure described in the CD&A on page 36, the Committee did not adjust the number of options granted to the CEO on the basis of the CEO evaluation process or any other Named Executive Officer on the basis of Relative Leadership Assessment.

Options granted in 2006 have a seven-year term and vest in three equal annual installments beginning on the first anniversary of the grant date. All options become fully vested and exercisable upon the third anniversary of the grant date. Upon termination of employment, all unvested options will be forfeited, except in certain cases. If a Named Executive Officer's employment is terminated as a result of death, disability, transfer or divestiture (as defined in the plan), all unvested options will fully vest and will expire on the third anniversary date of the Named Executive Officer's termination of employment. If a Named Executive Officer's employment is terminated as a result of retirement, layoff, pursuant to a special separation program or for an approved reason, any unvested options will continue to vest and will expire three years after termination of employment. The exercise price of the options is $25.88, the mean between the high and low price at which the Kodak shares traded on the NYSE on the grant date.

Leadership Stock Program

By consent dated December 6, 2005, the Compensation Committee approved a performance stock unit allocation to each Named Executive Officer pursuant to the 2006-2007 performance cycle of the Leadership Stock Program. The allocations became effective on January 1, 2006. The Leadership Stock allocations granted to our Named Executive Officers in 2006 reflected adjustments to partially close a gap in our long-term incentive compensation as reflected by market data, provided by the Compensation Committee's independent compensation consultant. The target range for each Named Executive Officer for the 2006-2007 performance cycle was increased by 25% over the 2005-2006 performance cycle.

Certain of our executives, other than our CEO, also received an additional upward adjustment to the target award size based on their individual performance under the Company's Relative Leadership Assessment program. Based upon the recommendation of our CEO, the Committee approved several target increases to certain Named Executive Officers as a result of their individual performance as compared to their peers within the Company. As described further in the CD&A, awards are earned under the plan based on each Named Executive Officer's allocation multiplied by the applicable percentage formula, which is based on the Company's achievement of the performance metric established by the Compensation Committee.

2006 Executive Performance Share Program

On May 12, 2006, each Named Executive Officer was allocated performance stock units under the 2006 Executive Performance Share Program (2006 EPSP). Similar to the Leadership Stock awards, units are earned based on Company's achievement of performance metrics established by the Compensation Committee. As described on page 38 of the CD&A, the Compensation Committee selected improvement in digital operating margin as the sole performance metric for the plan and each Named Executive Officer received a target allocation under the plan equal to 50% of their actual allocation under the 2006-2007 performance cycle of the Leadership Stock Program. Units earned under the plan are payable in stock after a one-year vesting period is satisfied. During this vesting period, dividend equivalents accrue on the stock units at the same rate as dividends are paid on the Company's common stock. After the end of the one-year vesting period, any accrued dividend equivalents are paid in stock.

EXCEL Bonus

Annual variable pay is awarded under the EXCEL plan. Each Named Executive Officer was assigned a target award in 2006 based on a percentage of their base salary. For information regarding the performance metrics under EXCEL for 2006, please read the description of the plan on page 34 of the CD&A. As described on page 35 of the CD&A, our Named Executive Officers did not receive a bonus under the EXCEL plan for the 2006 performance period, but instead received a discretionary performance award.

Individual Equity Awards

In connection with his appointment as CFO, Mr. Sklarsky received a grant of 50,000 shares of restricted common stock under the Company's 2005 Omnibus Long-Term Compensation Plan on October 30, 2006. The restrictions on one-half of these shares lapse on each of the second and fourth anniversaries of the date of grant. During the restriction period, Mr. Sklarsky is eligible to receive dividends on the restricted shares at the same rate as dividends are paid on shares of common stock.

Ms. Hellyar received a retention grant of 15,000 shares of restricted common stock under the Company's 2005 Omnibus Long-Term Compensation Plan on July 17, 2006. The restrictions on one-half of these shares lapse on each of the third and fifth anniversaries of the date of grant. During the restriction period, Ms. Hellyar is entitled to receive dividends on the restricted shares at the same rate as dividends are paid on shares of common stock.

In 2006, the Committee granted Mr. Faraci a special option grant of 25,000 shares in recognition of his substantial contributions in connection with the completion of a significant transaction. These options have a seven year term and vest in three equal annual installments beginning on the first anniversary of the grant date.

Individual Non-Equity Incentive Bonus Plans

Under the terms of his offer letter, Mr. Langley participated in an individual bonus plan to reward him for achievement of certain performance goals in the Company's Graphic Communications Group. Mr. Langley was eligible to receive cash payments conditioned on the achievement of performance targets during three consecutive one-year performance periods beginning on January 1, 2004. The performance metrics selected for the 2006 performance period included: 1) integration of all Graphic Communication Group acquisitions, 2) the transition of leadership for the Graphic Communications Group, and 3) the achievement of financial targets. The financial targets were digital revenue and total SG&A, which is a metric designed to measure cost reduction. The performance goals established for the Graphic Communications Group to receive the maximum payout under the plan were digital revenue of $3.16 billion and total SG&A of 19.6%.

Mr. Meek also participated in an individual bonus and retention plan designed to reward him for successfully restructuring the Global Manufacturing and Logistics division of the Company. The plan was designed to have a three-year performance period beginning in 2005. The plan's sole performance measure established by the Compensation Committee was the aggregate controllable cost reduction of Global Manufacturing and Logistics for the three-year period. In order to receive any payout under the plan, Mr. Meek was required to achieve an aggregate controllable cost reduction for Global Manufacturing and Logistics of $580 million. In order to receive the maximum amount payable under the plan, an aggregate controllable cost reduction of $830 million was required. The maximum amount Mr. Meek was eligible to receive under the plan was $1,395,000. Any amount earned under the plan was payable in a single, lump-sum payment in shares of our common stock in 2008, no later than March 31, 2008, provided Mr. Meek remained employed with the Company through this date or was terminated by the Company without cause prior to this date. As a result of Mr. Meek's termination of employment without cause in 2006, he earned the maximum award under the plan as reflected in the Summary Compensation Table on page 43 of this Proxy Statement. This amount, which is to be paid in shares, is not payable until 2008.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END TABLE[1]

The following table sets forth additional information concerning option awards and stock awards held by Named Executive Officers as of December 31, 2006, including awards granted during 2006 and described in the Grants of Plan-Based Awards Table.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested[2] (#)	Market Value of Shares or Units of Stock that Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[3] ($)
A. M. Perez	500,000	0	0	$30.96	4/1/13				
	51,500	0	0	24.49	11/18/10				
	60,080	30,050[5]	0	31.71	12/9/11				
	99,990	200,010[6]	0	26.47	5/31/12				
	44,996	90,004[7]	0	24.75	12/6/12				
	0	314,530[8]	0	25.88	12/11/13				
						165,821[15]	$4,264,256	63,750	$1,644,750
F. S. Sklarsky	0	100,000[8]	0	25.88	12/11/13	50,000[16]	1,290,000	0	0
R. H. Brust	150,000	0	0	65.63	1/2/10				
	50,000	0	0	65.63	1/2/10				
	28,000	0	0	55.19	3/29/10				
	78,000	0	0	29.31	11/15/11				
	42,000	0	0	36.66	11/21/12				
	14,400	0	0	24.49	11/18/10				
	11,998	6,002[5]	0	31.71	12/9/11				
	20,776	41,557[6]	0	26.47	5/31/12				
	5,999	12,001[7]	0	24.75	12/6/12				
						31,774[17]	819,763	10,050	259,290
J. T. Langley	13,400	0	0	24.49	11/18/10				
	11,166	5,584[5]	0	31.71	12/9/11				
	20,831	41,669[6]	0	26.47	5/31/12				
	6,979	13,961[7]	0	24.75	12/6/12				
	0	58,690[8]	0	25.88	12/11/13				
						4,868[18]	125,594	10,250	264,450

Outstanding Equity Awards of Fiscal Year-End Table *continued*

Name	Option Awards					Stock Awards			
	(#)	(#)	(#)	($)	Exp. Date	(#)	($)	(#)	($)
P. J. Faraci	21,864	10,936 [9]	0	32.50	12/5/11				
	3,333	6,667 [10]	0	26.46	5/11/12				
	17,498	35,002 [6]	0	26.47	5/31/12				
	6,979	13,961 [7]	0	24.75	12/6/12				
	0	25,000 [11]	0	25.01	1/31/13				
	0	58,690 [8]	0	25.88	12/11/13				
						14,868 [19]	383,594	10,250	264,450
M. J. Hellyar	3,000	0	0	31.30	4/3/07				
	95	0	0	31.30	3/12/08				
	3,000	0	0	31.30	3/31/08				
	3,750	0	0	31.30	4/1/08				
	273	0	0	31.30	3/11/09				
	3,750	0	0	31.30	3/31/09				
	2,000	0	0	31.30	5/2/09				
	8,000	0	0	31.30	3/29/10				
	6,333	0	0	31.30	1/11/11				
	13,800	0	0	31.30	11/15/11				
	16,830	0	0	36.66	11/21/12				
	5,000	0	0	24.49	11/18/10				
	3,334	1,666 [5]	0	31.71	12/9/11				
	3,333	6,667 [12]	0	31.52	1/16/12				
	16,665	33,335 [6]	0	26.47	5/31/12				
	5,583	11,167 [7]	0	24.75	12/6/12				
	0	58,690 [8]	0	25.88	12/11/13				
						18,895 [20]	487,491	8,200	211,560
D. T. Meek [14]	5,000	0	0	31.30	9/17/08				
	107	0	0	31.30	3/11/09				
	8,000	0	0	31.30	3/31/09				
	11,200	0	0	31.30	3/29/10				
	15,301	0	0	31.30	1/11/11				
	20,000	0	0	31.30	11/15/11				
	21,420	0	0	36.66	11/21/12				
	6,975	0	0	24.49	6/30/09				
	6,666	3,334 [13]	0	25.85	6/30/09				
	10,798	5,402 [5]	0	31.71	6/30/09				
	17,498	35,002 [6]	0	26.47	6/30/09				
	8,376	16,754 [7]	0	24.75	6/30/09				
						0	0	0	0

(1) This table reports only those grants outstanding as of December 31, 2006. Stock options that expired prior to the end of fiscal 2006 have been excluded.

(2) This column reports outstanding grants of restricted stock and restricted stock units held by our Named Executive Officers, and also includes 2006 EPSP awards.

(3) The market value of unearned shares, units or other rights that have not vested was calculated using a stock price of $25.80, the closing price of Kodak stock on December 29, 2006, the last trading day of 2006.

(4) This column reports the outstanding 2006-2007 Leadership Stock awards held by our Named Executive Officers.

(5) This option was granted on December 10, 2004 and will vest in equal annual installments on the first three anniversaries of the grant date.

(6) This option was granted on June 1, 2005 and will vest in equal annual installments on the first three anniversaries of the grant date.

(7) This option was granted on December 7, 2005 and will vest in equal annual installments on the first three anniversaries of the grant date.

(8) This option was granted on December 12, 2006 and will vest in equal annual installments on the first three anniversaries of the grant date.

(9) This option was granted on December 6, 2004 and will vest in equal annual installments on the first three anniversaries of the grant date.

(10) This option was granted on May 12, 2005 and will vest in equal annual installments on the first three anniversaries of the grant date.

(11) This option was granted on February 1, 2006 and will vest in equal annual installments on the first three anniversaries of the grant date.

(12) This option was granted on January 17, 2005 and will vest in equal annual installments on the first three anniversaries of the grant date.

(13) This option was granted on May 3, 2004 and will vest in equal annual installments on the first three anniversaries of the grant date.

(14) Mr. Meek was terminated from the Company with an approved reason. As a result, all of Mr. Meek's unvested stock options will continue to vest and must be exercised within 3 years of his effective termination date, June 30, 2006.

(15) Mr. Perez's unvested stock awards include: (i) the remaining 50,000 unvested shares of a restricted stock award granted on April 2, 2003, which will vest on April 2, 2008; (ii) a restricted stock award of 60,000 shares, granted on June 1, 2005, which will vest 50% on June 1, 2008 and 50% on June 1, 2010; (iii) the remaining 25,000 unvested shares of a restricted stock unit award granted on October 1, 2003, will vest on October 1, 2008; and (iv) 30,281 shares resulting from a 95% payout from the 2006 EPSP.

(16) Mr. Sklarsky's unvested stock awards include a restricted stock award of 50,000 shares, granted on October 30, 2006, which will vest 50% on October 30, 2008 and 50% on October 30, 2010.

(17) Mr. Brust's unvested stock awards include: (i) a restricted stock award of 27,000 shares, granted on May 17, 2005, which will vest in three equal installments on February 1, 2007, February 1, 2008 and February 1, 2009; and (ii) 4,774 shares resulting from a 95% payout from the 2006 EPSP, which he subsequently forfeited when he left the Company since he had not fulfilled the one-year vesting requirement.

(18) Mr. Langley's unvested stock awards include 4,868 shares resulting from a 95% payout from the 2006 EPSP.

(19) Mr. Faraci's unvested stock awards include: (i) a restricted stock award of 10,000 shares, granted on December 6, 2004, which will vest 50% on December 6, 2007 and 50% on December 6, 2009; and (ii) 4,868 shares resulting from a 95% payout from the 2006 EPSP.

(20) Ms. Hellyar's unvested stock awards include: (i) a restricted stock award of 15,000 shares, granted on July 17, 2006, which will vest 50% on July 17, 2009 and 50% on July 17, 2011; and (ii) 3,895 shares resulting from a 95% payout from the 2006 EPSP.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise [1] (#)	Value Realized upon Exercise [1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized upon Vesting [2] ($)
A. M. Perez [3]	0	$0	94,680	$2,487,160
F. S. Sklarsky	0	0	0	0
R. H. Brust [4]	0	0	7,228	184,787
J. T. Langley	0	0	10,926	256,253
P. J. Faraci	0	0	0	0
M. J. Hellyar	0	0	18,247	373,951
Former Executive				
D. T. Meek	0	0	2,089	49,678

(1) None of the Named Executive Officers exercised stock options in fiscal 2006.

(2) This column represents the value of vested restricted stock and RSUs during fiscal 2006 and Leadership Stock Award for the 2004-2005 cycle based on the 51% performance factor. All awards represented in this column were valued using a stock price equal to the closing price on the vesting date. This column also includes the value of dividends earned on vested and unvested restricted stock units including deferred units disclosed in the Non-Qualified Deferred Compensation Table.

(3) The amounts reported for Mr. Perez include 1,454 shares with a value of $34,931 representing vested in-kind dividends earned and deferred on vested and unvested RSUs, and 25,000 shares with a value of $560,000 related to RSUs that have vested in 2006, which have also been deferred. These deferrals were allowed under prior equity programs, and the terms of the deferrals are discussed on page 62 of this Proxy Statement.

(4) The amounts reported for Mr. Brust include 536 shares with a value of $12,884 representing vested in-kind dividends earned and deferred on vested RSUs. These deferrals were allowed under prior equity programs, and the terms of the deferral are listed on page 62 of this Proxy Statement.

PENSION BENEFITS TABLE

The Pension Benefits Table below shows the present value as of December 31, 2006 of the accumulated benefits payable to each of our Named Executive Officers, including the number of years of service credited to each Named Executive Officer, under KRIP, KURIP and their Individual Retirement Arrangements. The methods and assumptions for calculating the present value of accumulated benefits generally follow those set forth in SFAS #87 under GAAP and are consistent with those used in our financial statements as described in Note 17 to the Notes to the Consolidated Financial Statements to the Company's Form 10-K for the year ended December 31, 2006. The present value has been calculated for all Named Executive Officers with the exception of Ms. Hellyar, assuming they will remain in service until the normal retirement age of 65, and that the benefit is payable as a lump sum. The present value of Ms. Hellyar's accumulated benefit assumed a benefit commencement at age 60, when she would be entitled to retire without any benefit reduction, in the form of a straight life annuity.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payment During Last Fiscal Year ($)
A. M. Perez	KRIP	3.75	$ 38,911	$ 0
	KURIP	3.75	547,009	0
	Individual Agreements	12.34 (1)	5,422,057	0
F. S. Sklarsky	KRIP	0.17	3,423	0
	KURIP	0.17	0	0
	Individual Agreements	0.17	14,880	0
R. H. Brust	KRIP	7.00	68,764	0
	KURIP	7.00	518,023	0
	Individual Agreements	25.00 (2)	6,126,065	0
J. Langley	KRIP	3.42	35,635	0
	KURIP	3.42	95,826	0
	Individual Agreements	3.42	309,781	0
P. J. Faraci	KRIP	2.08	19,937	0
	KURIP	2.08	72,710	0
	Individual Agreements	5.06 (3)	331,699	0
M. J. Hellyar	KRIP	24.17	703,974	0
	KURIP	24.17	2,477,775	0
Former Executive				
D. T. Meek	KRIP	24.83	0	473,373
	KURIP	24.83	633,802	816,204
	Individual Agreements	36.08 (4)	0	3,439,389

(1) Mr. Perez has been employed with the Company for 3.75 years. Under his Individual Agreement, he will be credited with 12.34 years, representing a difference of 8.59 years of additional service. Of Mr. Perez's total accumulated benefit shown above, $3,774,349 is attributable to his additional credited service as of December 31, 2006.

(2) Mr. Brust has been employed with the Company for 7 years. Under his Individual Agreement, he will be credited with 25 years, representing a difference of 18 years of additional additional service. Of Mr. Brust's total accumulated benefit shown above, $4,410,767 is attributable to his additional credited service as of December 31, 2006.

(3) Mr. Faraci has been employed with the Company for 2.08 years. Under his individual agreement, he will be credited with 5.06 years, representing a difference of 2.98 years of additional service. Of Mr. Faraci's total accumulated benefit shown above, $195,348 is attributable to his additional credited service as of December 31, 2006.

(4) Mr. Meek had been employed with the Company for 24.83 years. For the purposes of this table, under his Individual Agreement, he will be credited with 36.08 years, representing a difference of 11.25 years of additional service. The value attributable to his additional credited service was paid to Mr. Meek during the last fiscal year.

Retirement Plan (KRIP)

The Company funds a tax-qualified defined benefit pension plan for virtually all U.S. employees. Effective January 1, 2000, the Company amended the plan to include a cash balance component. The cash balance portion of the plan covers all new employees hired after March 31, 1999, including Messrs. Perez, Sklarsky, Brust, Langley and Faraci. Ms. Hellyar is the only Named Executive Officer who participates in the traditional defined benefit portion of the plan. Prior to his termination of employment, Mr. Meek also participated in the traditional defined benefit portion of the plan.

Cash Balance Component

Under the cash balance component of the Company's pension plan, the Company establishes a hypothetical account for each participating employee. For every month the employee works, the Company credits the employee's account with an amount equal to 4% of the employee's monthly pay (i.e., base salary and EXCEL awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. Employees vest in their account balance after completing five years of service. Benefits under the cash balance component are payable upon normal retirement (age 65), vested termination or death. Participants in the cash balance component of the plan may choose from among optional forms of benefits such as a lump sum, a joint and survivor annuity, and a straight life annuity. All optional forms of annuity benefits are actuarially equivalent to the lump-sum benefit.

Traditional Defined Benefit Component

Under the traditional defined benefit component of KRIP, benefits are based upon an employee's average participating compensation (APC). The plan defines APC as one-third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to retirement or termination of employment. Participating compensation, in the case of the Named Executive Officers, is base salary and any EXCEL award, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For an employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of 1) 1.3% of APC, plus 2) 1.6% of APC in excess of the average Social Security wage base. For an employee with more than 35 years of accrued service, the amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for Social Security benefits or other offsets. Participants in the traditional defined benefit component of the plan may choose from among optional forms of benefits such as a straight life annuity, a qualified joint and 50% survivor annuity, other forms of annuity, or a lump sum. The lump-sum benefit is actuarially equivalent to the participant's normal retirement benefit.

An employee may be eligible for normal retirement, early retirement benefits, vested benefits or disability retirement benefits under the traditional defined benefit component depending on the employee's age and total service when employment with the Company ends. An employee is entitled to normal retirement benefits at age 65. For early retirement benefits, an employee must have reached age 55 and have at least 10 years of service or have a combined age and total service equal to 75. Generally, the benefit is reduced if payment begins before age 65. An employee who has five or more years of vesting service with the Company will be entitled to a reduced vested benefit if employment with the Company is terminated before becoming eligible for normal retirement or early retirement benefits.

In connection with his termination of employment, Mr. Meek received a lump-sum payment of his benefit under the traditional defined benefit component of KRIP in 2006. As of December 31, 2006, Ms. Hellyar is the only Named Executive Officer eligible for an early retirement benefit under the plan.

Unfunded Supplemental Retirement Plan (KURIP)

Each of our Named Executive Officers is entitled to receive benefits under the Kodak Unfunded Retirement Income Plan (KURIP). KURIP is an unfunded non-contributory plan. It provides retirement benefits where benefits cannot be paid under KRIP and matching contributions cannot be made to the Company's Savings and Investment Plan (SIP)(a 401(k) defined contribution plan), because of the limitation on the inclusion of earnings in excess of limits contained in Section 401(a)(17) of the Internal Revenue Code (for 2006 and 2007, $220,000 and $225,000, respectively) and because deferred compensation is ignored when calculating benefits under KRIP and SIP.

For Named Executive Officers participating in the traditional defined benefit component of KRIP, the annual benefit is calculated by determining the amount of the retirement benefit to which the employee would otherwise be entitled to under KRIP if deferred compensation were considered when calculating such benefit and the limits under Section 401(a)(17) of the Internal Revenue Code were ignored, less any benefits earned under KRIP or under the Company's excess benefit plan (KERIP). The KERIP plan is further described in the CD&A. As of December 31, 2006, none of our Named Executive Officers had any accrued benefit under the KERIP plan.

For Named Executive Officers participating in the cash balance component of KRIP, the annual benefit under KURIP is calculated by crediting an executive's account with an amount equal to 7% of an employee's compensation that is ignored under KRIP because it is either deferred compensation or in excess of the Section 401(a)(17) compensation limit. The ongoing balance of the executive's account earns interest at the 30-year Treasury bond rate.

Benefits due under KURIP are payable upon an employee's termination of employment or death, as the plan administrator may determine. For benefits not subject to Section 409A of the Internal Revenue Code, the plan administrator may select, in his sole discretion, the form of payment options

available under KURIP. For benefits subject to Section 409A of the Internal Revenue Code, participants elect the form of distribution. If an employee's benefit under KRIP is subject to actuarial reduction, then any benefit payable under KURIP will also be subject to actuarial reduction.

In connection with his termination of employment in 2006, Mr. Meek received a lump-sum payment of any amounts under KURIP that were not subject to Section 409A of the Internal Revenue Code. He will be eligible to receive the remaining portion of his benefit under KURIP that is subject to Section 409A in a lump-sum payment as soon as administratively practicable following the six-month anniversary of his termination of employment.

Individual Retirement Arrangements

Antonio M. Perez

Mr. Perez is eligible for a supplemental unfunded pension benefit under the terms of his March 3, 2003 offer letter, as amended February 27, 2007. Under this arrangement, because Mr. Perez has been employed for three years, he will be treated as if eligible for the traditional defined benefit component of the Company's pension plan. For this purpose, he will be considered to have completed eight years of service with the Company and attained age 65. If, instead, Mr. Perez actually remains employed until age 65, he will be considered to have completed 25 years of service with the Company. Mr. Perez's supplemental pension benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, and any Company matching contributions contributed to his account under SIP. The amended letter agreement also provides that if Mr. Perez is terminated before June 1, 2007, he will receive his enhanced pension benefit in a monthly annuity, with payments beginning the first month following the six month anniversary of Mr. Perez's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Perez is terminated after January 1, 2008, he will receive his enhanced pension benefit in a lump sum following the six-month anniversary of his termination. The amount of any supplemental benefit will be payable to Mr. Perez in a lump sum as soon as practicable following the six-month anniversary of his termination of employment.

Frank S. Sklarsky

In addition to the benefit Mr. Sklarsky may be eligible for under the cash balance component, he is covered under a supplemental unfunded retirement benefit under the terms of his offer letter dated September 19, 2006, as amended. Under this arrangement, the Company established a phantom cash balance account on behalf of Mr. Sklarsky. The Company agreed to credit the account by $100,000 each year for up to five years, beginning October 30, 2007. Any amounts credited to this account will earn interest at the same interest rate that amounts accrue interest under the cash balance benefit. In order to receive any of the amounts credited to this account, Mr. Sklarsky must remain continuously employed for at least five years unless his employment terminates for a reason other than cause. Upon termination of employment, any vested amount will be payable in a lump sum within four weeks after the six-month waiting period required for compliance under Section 409A of the Internal Revenue Code.

Robert H. Brust

While he was employed, Mr. Brust was covered under a supplemental unfunded pension arrangement established under his amended offer letter. This arrangement provided Mr. Brust a single life annuity of $12,500 per month upon his retirement if he remained employed with the Company for at least five years. If Mr. Brust remained employed until January 3, 2006, he, in lieu of receiving the $12,500-per-month annuity, was to be treated as if he was eligible for the traditional defined benefit portion of the Company's pension plan. For this purpose, Mr. Brust was credited with 14 years of extra service in addition to his actual service. Since Mr. Brust remained employed until January 31, 2007, he was credited with a total of 18 years of extra service in addition to his actual service for purposes of determining his benefit under the traditional defined benefit component of the plan. Mr. Brust's supplemental benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP. The amount of any supplemental benefit will be payable to Mr. Brust in a lump sum as soon as practicable following the six-month anniversary of his termination of employment.

James T. Langley

In addition to the benefit Mr. Langley may be eligible for under the cash balance component, he is also eligible for a supplemental unfunded retirement benefit under the terms of his August 12, 2003 offer letter. Under this arrangement, the Company established a phantom cash balance account on behalf of Mr. Langley. For each full year of service he remains employed (up to a maximum of six years), the Company will credit the account with $100,000. The maximum the Company is obligated to credit to the account is $600,000. Any amounts credited to the account earn interest at the same rate that amounts accrue interest under the cash balance component. In order to receive any of the amounts credited to this account, Mr. Langley must remain continuously employed for at least three years unless his employment terminates for certain specified reasons. On February 28, 2007, Mr. Langley's letter agreement was amended to provide for a lump-sum payment of his enhanced pension benefits.

Philip J. Faraci

In addition to the benefit Mr. Faraci may be eligible for under the cash balance component, he also is eligible for a supplemental unfunded retirement benefit under the terms of his November 3, 2004 offer letter. Under this arrangement, he is eligible to receive an extra 1.5 years of credited service for each year he is employed, up to a maximum of 20 years of enhanced credited service. If Mr. Faraci remains employed for five years, he will be treated as if eligible for the traditional defined benefit portion of the Company's pension plan, and will be considered to have completed 12.5 years of service with the Company. If, instead, he remains employed for 12 years, he will be considered to have completed 30 years' total of service with the Company. Mr. Faraci's supplemental pension benefit will be offset by his cash balance benefit under KRIP, KERIP and KURIP, any Company matching contributions contributed to his account under SIP, and any retirement benefits provided to him pursuant to the retirement plan of any former employer.

On February 28, 2007, Mr. Faraci's letter agreement was amended to provide for lump-sum payment of his enhanced pension benefits. The amended terms provide that if Mr. Faraci is terminated before June 1, 2007, he will receive his enhanced pension benefit in a monthly annuity, with payments beginning the first month following the six-month anniversary of Mr. Faraci's termination and continuing until the end of 2007, with the remainder paid in a lump sum on or after January 1, 2008. However, if Mr. Faraci is terminated after January 1, 2008, he will receive his enhanced pension benefit in a lump sum following the six-month anniversary of his termination.

Daniel T. Meek

In addition to benefits described above, Mr. Meek is entitled to a supplemental unfunded retirement benefit under the terms of his 1998 offer letter which was further supplemented under his 2006 retention agreement. Under his 1998 arrangement, provided Mr. Meek remained employed with the Company for five years, Mr. Meek will be treated as having completed eight years of additional service with the Company for purposes of calculating benefits under KRIP, KURIP and KERIP. Pursuant to his 2006 retention agreement, Mr. Meek was entitled to benefits calculated by adding three years to his age and crediting three additional years of service.

In order to receive this supplemental benefit, Mr. Meek was to remain employed with the Company until March 31, 2008. Pursuant to Mr. Meek's May 2, 2006 letter agreement, in connection with his termination of employment effective June 30, 2006, Mr. Meek became eligible to receive his enhanced retirement benefit in a lump sum equal to $3,439,389.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

Name	Account Type	Executive Contributions in Last Fiscal Year End (1)	Registrant Contributions in Last Fiscal Year End	Aggregate Earnings in Last Fiscal Year End (1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
A. M. Perez	Salary Deferral	$ 96,169	$0	$ 7,493	$0	$ 146,963
	EDCP Plan	0	0	76,885	0	1,008,108
	Deferred Stock Units	1,034,478 (2)	0	15,237 (3)	0	1,631,861
F. S. Sklarsky	N/A	N/A	N/A	N/A	N/A	N/A
R. H. Brust	Deferred Stock Units	0	0	12,697 (3)	0	670,594
J. T. Langley	Indiv. Bonus Deferral	293,570	0	37,974	0	537,117
	EDCP Plan	502,053	0	62,481	0	956,077
P. J. Faraci	N/A	N/A	N/A	N/A	N/A	N/A
M. J. Hellyar	EDCP Plan	0	0	13,313	0	174,560
Former Executive						
D. T. Meek	EDCP Plan	0	0	94,463	0	1,238,576

(1) The amounts reported in these columns include compensation that has already been reported in the Summary Compensation Table. For Mr. Perez, this amount includes a salary deferral of $96,169 and above-market interest of $22,576. For Mr. Langley, the amount includes above-market interest of $26,928. For Ms. Hellyar, this amount includes above-market interest of $3,553. For Mr. Meek, this amount includes above-market interest of $25,214.

(2) This amount represents the value of 25,000 restricted stock units that vested during 2006, the aggregate value of net dividends paid on Mr. Perez's unvested restricted stock units and the 2004-2005 Leadership Stock Award, including dividends (on an after-tax basis).

(3) This amount represents the aggregate value of net dividends on vested restricted stock units.

Executive Deferred Compensation Plan

The Company maintains the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP) for its executives. Near the end of each year, the Company's executives may elect to defer any portion of their base salary in excess of $50,000 for the following year and a portion of any EXCEL award earned for the following year. The plan has only two investment options: an interest-bearing account that pays interest at the prime rate and a Kodak phantom stock account. Participants may only invest amounts in the Kodak phantom stock account if they are, or were, subject to our stock ownership guidelines. Dividend equivalents on amounts invested in an executive's phantom stock account are credited to an executive's account in the form of additional stock units at the same rate as dividends are paid on shares of Company common stock. The plan's benefits are neither funded nor secured.

Executives may elect to defer amounts under the plan for a fixed period of time during employment. After the period of fixed deferment, any account balance may be paid in a cash lump-sum payment as soon as administratively possible coincident with a pay cycle in September after the account is valued in August following the end of the deferment. Upon termination of employment, for amounts not subject to Section 409A of the Internal Revenue Code, the Compensation Committee has the sole discretion to pay such amounts in a lump sum or in annual installments, not to exceed ten annual installments. For amounts subject to Section 409A of the Internal Revenue Code, most Named Executive Officers filed a distribution election to be paid in a lump sum or in installments, provided that payments begin no later than when the executive reaches age 71. If an executive has not filed an election, then any amounts subject to Section 409A of the Internal Revenue Code will be paid in a lump sum. Any amounts subject to Section 409A of the Internal Revenue Code are subject to a further six-month period delay following termination of employment in order to ensure compliance with Section 409A of the Internal Revenue Code. Withdrawals prior to termination of employment are not permitted under the Plan except in cases of severe financial hardship not within the executive's control, although amounts not subject to Section 409A of the Internal Revenue Code may be withdrawn by an executive prior to termination of employment, provided that 10% of the amount withdrawn will be forfeited by the executive.

Salary and Bonus Deferral Program

To preserve the full deductibility for federal income tax purposes of our Chief Executive Officer's base salary, Mr. Perez is required to defer that portion of his base salary that exceeds $1 million. The amount deferred each pay period bears interest at the same rate as described above for our Executive Deferred Compensation Plan. The deferred amounts and interest earned on these amounts are tracked through a notational account maintained by the Company. Amounts deferred are only payable upon Mr. Perez's retirement from the Company in the form of a lump sum. The notational account is neither funded nor secured.

Under the terms of Mr. Langley's offer letter described on page 48 of this Proxy Statement, Mr. Langley participated in an individual long-term bonus plan established to incent achievement of certain pre-established goals in the Graphic Communications Group. The maximum target award for the 2005 performance period was $300,000. In February 2006, the Committee determined that $293,570 was earned by Mr. Langley under the bonus plan as a result of achievement of the 2005 performance goals. This amount was contributed in February 2006 to an unfunded, deferred compensation account established on behalf of Mr. Langley. Any bonus amounts contributed to this account by the Company continue to bear interest at the prime rate, compounded annually, until they are distributed. Distributions from the account are subject to the same distribution rules as those in effect under our Executive Deferred Compensation Plan described above.

Deferral of Stock Awards

Under prior equity award programs, the Company at times permitted Named Executive Officers to defer the receipt of various equity awards to a date later than the date as of which they vest. Mr. Perez elected to defer awards earned under the Alternative Award of the Executive Incentive Plan under the 2002-2004 performance cycle of the Company's Performance Stock Program, his restricted stock award granted on October 1, 2003 and performance stock units earned under the 2004-2005 performance cycle of the Leadership Stock Program. Similarly, Mr. Brust elected to defer certain awards earned under the Alternative Award of the Executive Incentive Plan under the 2002-2004 performance cycle of the Company's Performance Stock Program. Mr. Brust was also granted a restricted stock unit award on January 16, 2001, which was deferred in accordance with the terms of the award. Each of these awards have fully vested as of December 31, 2006, with the exception of a portion of Mr. Perez's October 1, 2003 restricted stock award.

All of these deferred awards are tracked through notational accounts maintained by the Company. For each share or unit deferred, the executive receives a phantom unit of our common stock in his account. Any stock dividends or amounts equivalent to dividends paid on our common stock are added to the executive's notational account in the form of additional phantom units as they are paid at the same rate as dividends are paid on shares of our common stock. For these deferred awards, stock dividends were unrestricted, but are subject to the original payment terms of the underlying deferred award. The notational accounts are neither funded nor secured.

The payout, withdrawal and distribution terms are generally similar for each deferred award, other than the performance stock units earned under the 2004-2005 performance cycle of the Leadership Stock Program that were deferred by Mr. Perez. Pursuant to his deferral election, Mr. Perez will be entitled to receive a distribution following his termination of employment of all amounts in his deferred account attributable to these performance stock units (and any earnings thereon) in an immediate lump-sum payment, in shares, as soon as administratively practicable in March following his termination of employment with the Company.

For all other deferred awards, upon termination of employment for any reason other than death, the amounts held in an executive's notational accounts will be distributed in a single lump sum or in up to 10 annual installments as determined by the Committee at its sole discretion. The Committee will also have the discretion to pay the amounts in cash or in shares, or in any combination of both. Upon an executive's death, the balance of an executive's deferred account that is not subject to restriction will be paid in a lump-sum cash payment within 30 days after appointment of a legal representative of the deceased executive. With respect to any restricted portion of Mr. Perez's deferred October 1, 2003 award of restricted stock, if Mr. Perez dies prior to the last day of the restricted period, then his estate will be entitled to receive all of his unrestricted units of common stock credited to his deferred account and a pro rata shares of the restricted units credited to his account.

Withdrawals prior to termination of employment are not permitted under the terms of the deferral program except in cases of severe financial hardship not within the executive's control, as determined at the Committee's sole discretion.

TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

Potential Payments upon Termination or Change-In-Control

Each of our Named Executive Officers is eligible to receive certain severance payments and benefits in connection with termination of employment under various circumstances. The potential severance benefits payable to our Named Executive Officers, other than Mr. Meek, in the event of termination of employment on December 31, 2006 pursuant to any individual agreement with the Company are described below. Mr. Meek's employment was terminated by the Company without cause in 2006. The severance benefits payable to Mr. Meek as a result of his termination of employment pursuant to his pre-existing agreements are described below.

Any actual amounts paid or distributed to our Named Executive Officers as a result of one of the separation events occurring in the future may be different than those described below due to the fact that many factors affect the amounts of any payments described under the various separation events discussed below. For example, factors that could affect the amounts payable include the executive's base salary, the Company's stock price and the executive's age and service with the Company. In addition, although the Company has entered into individual severance arrangements with most of our Named Executive Officers, in connection with a particular separation from the Company, the Company and the Named Executive Officer may mutually agree on severance terms that vary from those provided in pre-existing arrangements.

In addition to benefits outlined in our Named Executive Officers' individual agreements, Named Executive Officers will be eligible to receive any benefits accrued under the Company's broad-based benefit plans, such as distributions under SIP, disability benefits and accrued vacation pay, in accordance with those plans and policies. Our Named Executive Officers will also be eligible to receive any account balances at the 2006 fiscal year end under our non-qualified deferred compensation plans and programs as set forth in the Non-Qualified Deferred Compensation Table on page 61 of this Proxy Statement and any present value of accrued benefits as set forth in the Pension Benefits Table on page 58 of this Proxy Statement.

Following termination of employment, each of our Named Executive Officers is subject to comply with the post-termination restrictive covenants set forth in their Eastman Kodak Company Employee's Agreement, in addition to any covenants provided for in their individual letter agreements with the Company. These covenants generally prohibit our Named Executive Officers from disclosing proprietary or confidential information of the Company and from competing with the Company for a certain period after termination of their employment. All of our Named Executive Officers, other than Messrs. Meek and Brust, whose probations are 18 and 24 months, respectively, are prohibited for one year after termination of their employment from soliciting any of our employees to leave employment with the Company or any of our customers or suppliers to do business with any of our competitors. All of our Named Executive Officers are prohibited from engaging in any work for a competitor of the Company in the field in which they were employed by Kodak for a period of not more than 18 months after their employment is terminated. As described further below, Mr. Perez is also subject to a two-year non-compete after termination of his employment under his offer letter dated March 3, 2003.

For any unvested or restricted equity awards, related restriction periods may lapse and vesting may be accelerated automatically pursuant to the terms of the awards depending on the circumstances surrounding a Named Executive Officer's termination of employment. The Compensation Committee may waive any restrictions or accelerate vesting if an executive's termination is determined to be for an "approved reason." An approved reason is defined as a termination of employment that is in the best interest of the Company, as determined by the Compensation Committee. Absent an employment agreement specifying different treatment, equity awards held by Named Executive Officers will generally be affected as follows:

- **Options:** If the Compensation Committee determines that a Named Executive Officer's termination is for an approved reason, then all unvested options will continue to vest as if employment continued and will expire on the third anniversary date of termination of employment. Upon termination of employment due to death or disability, all unvested options will immediately vest and remain exercisable until the third anniversary of employment termination.
- **Leadership Stock Awards:** Upon termination of employment due to death, disability, retirement or an approved reason, an executive will be eligible to receive a pro rata portion of any award earned under the performance cycle, provided the executive was employed for the first year of the performance cycle.
- **2006 EPSP Awards:** With respect to awards earned under the 2006 EPSP, if the executive was employed through December 31, 2006, the executive will be eligible to retain any earned awards if his employment is terminated due to death, disability, retirement or an approved reason prior to the vesting date of such awards.
- **Restricted Stock Awards:** Restrictions will lapse and executives will retain shares upon termination for death, disability or an approved reason.

Named Executive Officers will also be eligible to receive a pro rata amount of any EXCEL bonus award if their employment is terminated due to death, disability, retirement or approved reason.

Individual Severance Arrangements

Antonio M. Perez

Mr. Perez will be eligible to receive certain severance benefits in the event his employment is terminated under various circumstances as described below. The amount and nature of the severance benefits he will be eligible to receive varies depending on the circumstances surrounding his termination. As a condition to receiving severance benefits, Mr. Perez must execute a general release and covenant not to sue in favor of the Company. He is not required to seek other employment to mitigate the amount of any severance payments payable to him. Mr. Perez will be subject to a two-year non-compete agreement after termination of his employment. To the extent he breaches this non-compete agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause and for good reason. He will also be obligated to repay the Company for any severance benefits received.

Termination by the Company without Cause or by Mr. Perez for good reason. If Mr. Perez is terminated by the Company without cause or if Mr. Perez terminates his employment with the Company for good reason, he is eligible to receive (less applicable withholding):

- an amount equal to two times the sum of his current base salary and target EXCEL bonus award, payable over 24 months;
- a pro rata target bonus award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- any earned, but unpaid, EXCEL award for the prior performance year;
- waiver of the forfeiture provisions of any restricted stock award (other than unvested restricted shares granted at the time of his employment) outstanding;
- waiver of the forfeiture provisions for a pro rata portion of any restricted shares granted at the time of his employment; and
- the continued vesting of unvested option awards and all vested options will remain exercisable for the remainder of their term;
- continuation of existing coverage under Kodak's health and dental plans for four months at the Company's expense;
- outplacement services;
- services under Kodak's financial counseling program for the two-year period immediately following his termination of employment; and
- his supplemental retirement benefit provided under his individual agreement as set forth in the Regular Severance Payments Table on page 67.

Termination by the Company for Cause. If Mr. Perez's employment is terminated by the Company for cause, he is eligible to receive (less applicable withholding):

- any earned, but unpaid, EXCEL award for the prior performance year;
- his supplemental retirement benefit provided under his individual agreement as set forth in the Regular Severance Payments Table on page 67; and
- sixty days to exercise any vested stock options, unless the option is forfeited by its terms as a result of his termination for cause.

Termination by Mr. Perez without good reason. If Mr. Perez terminates his employment without good reason, he is eligible to receive (less applicable withholding):

- any earned, but unpaid, EXCEL award for the prior performance year;
- his supplemental retirement benefit provided under his individual agreement as set forth in the Regular Severance Payments Table on page 67; and
- any vested options granted at the time he commenced employment will remain exercisable for the remainder of their term and all other vested options will remain exercisable for sixty days.

Termination for Death. In the event Mr. Perez's employment is terminated due to his death, his estate will be eligible to receive (less applicable withholding):

- a pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- any earned, but unpaid, EXCEL award for the prior performance year;
- waiver of the forfeiture provisions of any restricted stock award outstanding;
- acceleration of the vesting of any unvested option award and all outstanding options will remain exercisable by his estate or transferee for the remainder of the original stock term;
- services under Kodak's financial counseling program for the two-year period immediately following his death; and
- a survivor benefit under his supplemental retirement benefit pursuant to his individual agreement as set forth in the Regular Severance Payments Table on page 67.

Termination for Disability. In the event Mr. Perez's employment is terminated as a result of disability pursuant to the Company's long-term disability plan, he will be eligible to receive (less applicable withholding):

- applicable benefits under the Kodak long-term disability plan;
- a pro rata annual target award under the EXCEL plan payable in a single installment on the normal payment date when awards are paid to other executives;
- any earned, but unpaid, EXCEL award for the prior performance year;
- waiver of the forfeiture provisions on any restricted stock award (other than unvested restricted shares granted at the time of his employment) outstanding for at least one year at the time of his termination;
- waiver of the forfeiture provisions on a pro rata portion of the unvested restricted shares granted at the time of his employment;
- continued vesting of any unvested option award granted prior to 2005 outstanding for at least one year at the time of termination of employment and such options will remain exercisable for the remainder of the term;
- immediate vesting of any unvested option award (granted after 2004) outstanding and such options will remain exercisable for three years following termination;
- services under Kodak's financial counseling program for the two-year period following his termination of employment; and
- his supplemental retirement benefit provided under his individual agreement as set forth in the Regular Severance Payments Table on page 67.

Frank S. Sklarsky

Mr. Sklarsky will be eligible to receive certain severance benefits if his employment is terminated prior to October 30, 2011 due to disability or if we terminate his employment without cause without offering him a reasonably comparable position. He will be eligible to receive a severance allowance equal to his current annual base salary plus target EXCEL award, less applicable withholding, payable over a twelve-month period commencing on the six-month anniversary of his last day at work. In addition to outplacement services, he will also be eligible for fully paid continued coverage under the Kodak medical and dental plan and basic coverage under the Kodak Life Insurance Plan for four months.

As a condition to receiving severance benefits, Mr. Sklarsky must execute a general waiver and release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company Employee's Agreement. To the extent he breaches the terms of the waiver agreement or the Employee's Agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause.

Robert H. Brust

Mr. Brust voluntarily separated from the Company on January 31, 2007. In connection with his separation, he did not receive any severance benefits.

Mr. Brust would have been eligible to receive certain severance benefits if his employment was terminated by the Company prior to January 3, 2007 for any reason other than cause or disability. He would have been eligible to receive a severance allowance equal to two times his current annual base salary plus target EXCEL award, payable over a twenty-four month period commencing on the six-month anniversary of his last day at work. In addition to outplacement services, he would have also been eligible for fully paid continued coverage under the Kodak medical and dental plan and basic coverage under the Kodak Life Insurance Plan for four months. In addition, he would have been eligible to receive his supplemental retirement benefit provided under his individual agreement.

As a condition to receiving severance benefits, Mr. Brust would have had to execute a general waiver and release in favor of the Company. He is subject to the restrictive covenants under the Eastman Kodak Company Employee's Agreement and a two-year non-solicitation agreement with respect to employees or customers of the Company. In the event Mr. Brust breached his waiver and release agreement or the Eastman Kodak Company's Executive Employees' Agreement, all severance payments that would have been paid to him would cease and he would be required to repay all severance amounts previously paid by the Company.

James T. Langley

The Company currently has no pre-existing agreement with Mr. Langley regarding the payment of cash severance benefits in the event his employment with the Company is terminated. Mr. Langley did have an arrangement for cash severance payments with the Company, but this arrangement terminated on September 12, 2006.

However, if Mr. Langley's employment is terminated by the Company without cause or if he voluntarily terminates his employment for any reason, then his termination will be treated as an "approved reason" with respect to any unvested stock options he holds upon termination of employment that were granted to him earlier than one year prior to termination of employment. Upon termination of employment, Mr. Langley will be subject to the restrictive covenants under the Eastman Kodak Company's Executive Employee's Agreement.

Philip J. Faraci

Pursuant to an existing agreement, Mr. Faraci will be eligible to receive certain severance benefits if his employment is terminated by the Company prior to November 15, 2009 for any reason other than cause or disability. He will be entitled to a severance allowance equal to one times his current annual base salary plus target EXCEL award, payable over a twelve-month period commencing on the six-month anniversary of his last day at work. Additionally, Mr. Faraci will be entitled to a pro rated portion of his individual enhanced retirement benefit if his employment is terminated prior to November 15, 2009.

As a condition to receiving these severance benefits, Mr. Faraci must execute a general release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company's Employee's Agreement. In the event Mr. Faraci breaches his waiver and release agreement or the Eastman Kodak Company's Employee's Agreement, all severance payments will cease and he will be required to repay all severance amounts previously paid by the Company.

Mary Jane Hellyar

Pursuant to an existing agreement, Ms. Hellyar will be entitled to certain severance benefits if her employment is terminated due to disability or if we terminate her employment without cause without offering her a reasonably comparable position. She will be entitled to a severance allowance equal to two times her current annual base salary plus target EXCEL award, payable over a twelve-month period commencing on the six-month anniversary of her last day at work. In addition to outplacement services, she will also be entitled to fully paid continued coverage under the Kodak medical and dental plan and for basic coverage under the Kodak Life Insurance Plan for four months.

Additionally, if her employment is terminated prior to June 1, 2007 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she will eligible to receive an additional severance payment of $680,000. If her employment is terminated under similar circumstances between June 1, 2007 and June 1, 2008, she will receive a payment of $320,000. This amount will be payable within 60 days after termination of employment in a lump sum.

If her employment is terminated without cause, Kodak will also recommend that her termination be treated as an "approved reason" with respect to any outstanding restricted shares granted in connection with her 2006 retention award.

As a condition to receive these severance benefits, Ms. Hellyar must execute a general waiver and release in favor of the Company. She will also be subject to the restrictive covenants under the Eastman Kodak Company's Employee's Agreement. In the event Ms. Hellyar breaches the waiver and release or the Eastman Kodak Company's Employee's Agreement, all severance payments will cease and she will be required to repay all severance amounts previously paid by the Company.

Former Executive

Daniel T. Meek

Mr. Meek's employment was terminated by the Company without cause on June 30, 2006. Pursuant to the terms of his pre-existing agreement with the Company, Mr. Meek received a severance allowance equal to $1,620,000 payable in equal consecutive monthly payments over the twelve-month period commencing in December 2006. In addition, Mr. Meek's termination of employment is being treated as an approved reason for purposes of any stock options he holds and pursuant to the terms of the Company's Leadership Stock Program described on page 37 of this Proxy Statement, so he did not forfeit these awards as a result of his separation from service. However, as Mr. Meek's employment terminated in the first year of the 2006-2007 performance cycle of the Leadership Stock Program, Mr. Meek forfeited any awards for this cycle. Mr. Meek also remained eligible for a prorated award under the EXCEL plan for the 2006 performance period, but no bonus was payable under EXCEL. The Committee approved a prorated discretionary performance bonus of 81% for Mr. Meek. Because Mr. Meek's employment was terminated by the Company without cause, Mr. Meek is eligible to receive $1,395,000, the maximum award available, under the Company's long-term incentive and retention plan associated with the restructuring of Global Manufacturing & Logistics. This amount is payable in Kodak common stock in 2008, on or before March 15, 2008. He also received continued health, medical and life insurance benefits at no cost to him for four months following termination of his employment, as well as outplacement services and financial counseling services until March 15, 2007. Mr. Meek received his enhanced retirement benefit payable in a lump-sum cash payment, as described on page 61 of this Proxy Statement.

In connection with his termination of employment and receipt of severance benefits, Mr. Meek signed a waiver and release agreement whereby he released the Company and certain of its affiliates and employees from future claims. Mr. Meek is subject to a confidentiality agreement and may not engage in any work or activities on behalf of a competitor of the Company for 18 months after his termination of employment. To the extent Mr. Meek violates this agreement, the Company will be entitled to stop making severance payments and may seek repayment of any severance benefits previously paid. Mr. Meek is also subject to a two-year non-disparagement agreement and has agreed to fully cooperate with the Company on all matters relating to his prior employment for two years from the date his employment was terminated.

Regular Severance Payments Table[1]

The table below estimates the incremental amounts payable upon a termination of employment by the Company without cause and for an "approved reason" as if the Named Executive Officers' employment was terminated as of December 31, 2006 using the closing price of our common stock as of December 29, 2006, the last trading day in 2006.

	A. M. Perez	F. S. Sklarsky	R. H. Brust	J. T. Langley	P. J. Faraci	M. J. Hellyar	D. T. Meek[2]
Cash Severance[3]	$ 5,610,000	$1,050,000	$ 2,573,120	$ 93,462	$ 842,400	$ 1,587,600	$ 1,620,000
Additional Severance Payment	0	0	0	0	0	680,000[10]	0
Individual Performance Plan	0	0	0	0	0	0	1,395,000
Intrinsic Value of Stock Options[4]	94,504	0	12,601	14,659	34,409	11,725	0
Restricted Stock[5]	2,838,000	1,290,000	696,600	0	258,000	387,000	0
Leadership Stock[6]	822,375	0	129,645	132,225	132,225	105,780	49,118
2006 EPSP Award[7]	781,256	0	123,163	125,614	125,614	100,491	0
Benefits/Perquisites[8]	25,763	11,785	0	0	0	11,785	11,785
Pension[9]	301,209	0	0	0	265,371	0	1,176,662
Total	$10,473,107	$ 2,351,785	$ 3,535,129	$ 365,960	$ 1,658,019	$2,884,381	$ 4,252,565

(1) The values in this table: 1) reflect incremental payments associated with an involuntary termination without cause with an approved reason; 2) assume a stock price of $25.80 (except where otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2006.

(2) Mr. Meek's disclosure includes actual payments earned upon his 2006 termination: 1) a cash severance of $1,620,000; 2) a $1,395,000 award, payable in shares of Kodak common stock on or before March 15, 2008, per his individual bonus and retention plan, described on page 53 of this Proxy Statement; 3) Leadership Stock that vested in connection with termination with an approved reason, valued at a stock price of $23.78, the closing price on Mr. Meek's termination date; and 4) an incremental pension lump-sum payment of $1,176,662.

(3) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive's target cash compensation by a multiplier unique for each Named Executive Officer. Mr. Perez's cash severance equation is 2 times his target cash compensation. Mr. Sklarsky's cash severance equation is 1 times his target cash compensation. Mr. Brust's cash severance equation is 2 times his target cash compensation. Mr. Faraci's cash severance equation is 1 times his target cash compensation. Ms. Hellyar's cash severance equation is 2 times her target cash compensation. The amount for Mr. Langley reports the amount he would receive under the Company's Termination Allowance Plan because, unlike the other Named Executive Officers, he is not eligible for severance benefits under his individual agreement with the Company. The amount equals to 2 weeks target cash compensation for each completed year of service.

(4) The amounts in this row report the intrinsic value of unvested stock options, based on a stock price of $25.80, the closing price of Kodak stock as of December 29, 2006, that would continue to vest in the event of an involuntary termination for an approved reason.

(5) The amounts in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination for an approved reason.

(6) The values in this row reflect 50% of the target allocation for the 2006-2007 Leadership Stock performance cycle, although the actual amount may range from 0% to 200% based on Company's performance relative to plan goals and also reflect a 0% earnout for the 2005-2006 Leadership Stock Award.

(7) The amounts in this row reflect a 95% payout from the 2006 EPSP.

(8) Messrs. Sklarsky and Meek and Ms. Hellyar would be entitled to $11,785 in perquisites, which include: 1) four months of continued benefits, valued at $2,785; and 2) outplacement benefits, valued at $9,000. Mr. Perez would be entitled to $25,763 in perquisites, which include: 1) four months of continued health and dental benefits, valued at $2,763; 2) outplacement benefits, valued at $9,000; and 3) two years of financial counseling benefits, valued at $7,000 per year.

(9) The amounts included in this row report the incremental value of pension benefits to which the Named Executive Officers would have been entitled. The amounts reported assume that all the Named Executive Officers, except Ms. Hellyar, would receive their pension benefits in a lump sum. The amount reported for Ms. Hellyar assumes she would receive her pension in the form of an annuity.

(10) If Ms. Hellyar is terminated prior to June 1, 2007 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she will be eligible to receive a payment of $680,000. If her employment terminates under similar circumstances between June 1, 2007 and June 1, 2008, she will receive a payment of $320,000.

Severance Benefits Based on Termination Due to Disability Table[1]

The table below estimates the incremental amounts payable upon a termination of employment due to disability, as if the Named Executive Officers' employment was terminated as of December 31, 2006, using the closing price of our common stock as of December 29, 2006, the last trading day in 2006.

	A. M. Perez	F. S. Sklarsky	R. H. Brust	J. T. Langley	P. J. Faraci	M. J. Hellyar
Cash Severance[2]	$ 0	$ 1,050,000	$ 0	$ 0	$ 0	$ 1,587,600
Additional Severance Payment	0	0	0	0	0	680,000[9]
Intrinsic Value of Stock Options[3]	94,504	0	12,601	14,659	34,409	11,725
Restricted Stock[4]	2,838,000	1,290,000	696,600	0	258,000	387,000
Leadership Stock[5]	822,375	0	129,645	132,225	132,225	105,780
2006 EPSP Award[6]	781,256	0	123,163	125,614	125,614	100,491
Benefits/Perquisites[7]	14,000	11,785	0	0	0	11,785
Pension[8]	301,209	0	0	0	0	0
Total	$4,851,344	$2,351,785	$962,009	$272,498	$550,248	$2,884,381

(1) The values in this table: 1) reflect incremental payments associated with a termination due to disability; 2) assume a stock price of $25.80 (except if otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2006.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive's target cash compensation by a multiplier unique for each Named Executive Officer. Mr. Sklarksy's cash severance equation is 1 times his target cash compensation. Ms. Hellyar's cash severance equation is 2 times her target cash compensation.

(3) The amounts in this row report the intrinsic value of unvested stock options, based on a stock price of $25.80, the closing price of Kodak stock as of December 29, 2006, that would vest immediately in the event of termination due to disability.

(4) The amounts in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination due to disability. For Mr. Perez, the amount disclosed also includes value of the unvested shares of restricted stock that vest on a pro rata basis pursuant to the terms of Mr. Perez's signing bonus, included in his offer letter, discussed on page 47 of this Proxy Statement.

(5) The amounts in this row reflect 50% of the target allocation for the 2006-2007 Leadership Stock performance cycle, although the actual amount may range from 0% to 200% based on Company's performance relative to plan goals and also reflects a 0% earnout for the 2005-2006 Leadership Stock Award.

(6) The amounts in this row reflect a 95% payout from the 2006 EPSP.

(7) Mr. Sklarsky and Ms. Hellyar would be entitled to $11,785 in perquisites, which include: 1) four months of continued benefits, valued at $2,785; and 2) outplacement benefits, valued at $9,000. Mr. Perez would be entitled to $14,000 in perquisites, which includes two years of financial counseling benefits, valued at $7,000 per year.

(8) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefit in the form of a lump sum.

(9) If Ms. Hellyar is terminated prior to June 1, 2007 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she will be eligible to receive a payment of $680,000. If her employment terminates under similar circumstances between June 1, 2007 and June 1, 2008, she will receive a payment of $320,000.

Severance Benefits Based on Termination Due to Death Table[1]

The table below estimates the incremental amounts payable upon a termination of employment due to death, as if the Named Executive Officers' employment was terminated as of December 31, 2006, using the closing price of our common stock as of December 29, 2006, the last trading day in 2006.

	A. M. Perez	F. S. Sklarsky	R. H. Brust	J. T. Langley	P. J. Faraci	M. J. Hellyar
Cash Severance	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Intrinsic Value of Stock Options[2]	94,504	0	12,601	14,659	34,409	11,725
Restricted Stock[3]	3,483,000	1,290,000	696,600	0	103,200	387,000
Leadership Stock[4]	822,375	0	129,645	132,225	132,225	105,780
2006 EPSP Award[5]	781,256	0	123,163	125,614	125,614	100,491
Benefits/Perquisites[6]	14,000	0	0	0	0	0
Pension[7]	301,209	0	0	0	0	0
Total	$5,496,344	$1,290,000	$962,009	$272,498	$395,448	$604,996

(1) The values in this table: 1) reflect incremental payments associated with a termination due to death; 2) assume a stock price of $25.80 (except if otherwise noted); and 3) include all outstanding grants through the assumed termination date of December 31, 2006.

(2) The amounts in this row report the intrinsic value of unvested stock options, based on a stock price of $25.80, the closing price of Kodak stock as of December 29, 2006, that would vest immediately in the event of termination due to death.

(3) For all Named Executive Officers, except Mr. Faraci, the values in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination due to death. For Mr. Faraci, the value in this row represents the value of unvested shares of restricted stock that vest on a pro rata basis pursuant to the terms of Mr. Faraci's signing bonus, included in his offer letter, discussed on page 48 of this Proxy Statement.

(4) The amounts in this row reflect 50% of the target allocation for the 2006-2007 Leadership Stock performance cycle, although the actual amount may range from 0% to 200% based on Company's performance relative to plan goals, and also reflects a 0% earnout for the 2005-2006 Leadership Stock Award.

(5) The amounts in this row reflect a 95% payout from the 2006 EPSP.

(6) Mr. Perez's estate would be entitled to $14,000 in perquisites, which include two years of financial counseling services, valued at $7,000 a year.

(7) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez's estate would have been entitled assuming it would receive his pension benefits in a lump sum.

Severance Benefits Based on Termination by Mr. Perez with Good Reason Table[1][2]

The table below estimates the incremental amounts payable upon a termination of employment by Mr. Perez with good reason, as if the Named Executive Officers' employment was terminated as of December 31, 2006, using the closing price of our common stock as of December 29, 2006, the last trading day in 2006.

	A. M. Perez
Cash Severance[3]	$ 5,610,000
Intrinsic Value of Stock Options[4]	94,504
Restricted Stock[5]	2,838,000
Leadership Stock[6]	822,375
2006 EPSP Award[7]	781,256
Benefits/Perquisites[8]	25,763
Pension[9]	301,209
Total	$10,473,107

(1) This table only includes Mr. Perez because no other Named Executive Officer will receive severance benefits upon their voluntary termination.

(2) The amounts in this table: 1) reflect incremental payments associated with a voluntary termination with good reason; 2) assume a stock price of $25.80 (except if otherwise noted); and 3) includes all outstanding grants through the assumed termination date of December 31, 2006.

(3) The cash severance amounts for Mr. Perez was calculated by multiplying 2 times Mr. Perez's target cash compensation.

(4) The amount in this row represent the intrinsic value of unvested stock options, based on a stock price of $25.80, the closing price of Kodak stock as of December 29, 2006, that would continue to vest, per Mr. Perez's offer letter, described on page 47 of this Proxy Statement.

(5) The amount in this row represent the value of unvested shares of restricted stock that would automatically vest upon voluntary termination for good reason, and the value of the unvested shares of restricted stock that vest on a pro rata basis pursuant to the terms of Mr. Perez's signing bonus, included in his offer letter, discussed on page 47 of this Proxy Statement.

(6) The amounts in this row reflect 50% of the target allocation for the 2006-2007 Leadership Stock performance cycle, although the actual amount may range from 0% to 200% based on Company's performance relative to plan goals, and also reflects a 0% earnout for the 2005-2006 Leadership Stock Award.

(7) The amount in this row reflect a 95% payout from the 2006 EPSP.

(8) Mr. Perez would be entitled to $25,763 in perquisites, which include: 1) four months of continued health and dental benefits, valued at $2,763; 2) outplacement benefits, valued at $9,000; and 3) two years of financial counseling benefits, valued at $7,000 per year.

(9) The amounts included in this row report the incremental value of pension benefits to which Mr. Perez would have been entitled assuming he would receive his pension benefits in a lump sum.

Change-in-Control Severance Payments

Executive Protection Plan

The Company maintains an Executive Protection Plan to provide severance pay and continuation of certain welfare benefits for Named Executive Officers in the event i) a change-in-control occurs and ii) the Named Executive Officer's employment is terminated by the Company for reasons other than cause or by the Named Executive Officer for good reason within two years after a change-in-control. A change-in-control is generally defined under the plan as:

- the incumbent directors cease to constitute a majority of the Board, unless the election of the new directors was approved by at least two-thirds of the incumbent directors then on the Board;
- the acquisition of 25% or more of the combined voting power of the Company's then outstanding securities;
- a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders; or
- a vote by the shareholders to completely liquidate or dissolve the Company.

In the event of a termination of employment, either voluntarily with "good reason" or involuntarily without "cause," within two years following a change-in-control, each of the Named Executive Officers receives a lump-sum severance payment equal to i) three times their base salary and target EXCEL bonus and ii) continued participation in the Company's medical, dental, disability and life insurance plans for twelve months at no cost to the executive. The Company's change-in-control program also requires, subject to certain limitations, tax gross-up payments to all employees to mitigate any excise tax imposed upon the employee under the Internal Revenue Code. If it is determined that an executive would not be subject to an excise tax if the payments received in connection with the change-in-control were reduced by 10%, then amounts payable to the executive under the Plan will be reduced to the maximum amount the executive could be paid without giving rise to an excise tax.

"Good reason" is defined under the plan for our Named Executive Officers to mean:

- the assignment of, or change in, the duties or responsibilities of the Named Executive Officer that are not comparable in any adverse respect with his or her duties prior to the change-in-control, other than a change in the executive's title or reporting relationship;
- a reduction of the Named Executive Officer's pay, target bonus opportunities or benefits;
- a material reduction in the perquisites or fringe benefits provided;
- the failure of any successor to the Company to assume the Executive Protection Plan; or
- any amendment or termination of the Plan not permitted by its terms.

"Cause" is defined under the program for our Named Executive Officers to mean:

- the willful and continued failure of the executive to substantially perform his or her duties (other than due to physical or mental illness) after a written demand by the Board of Directors; or
- the willful engaging in illegal conduct or gross misconduct which is materially injurious to the Company or its affiliates.

Mr. Perez would also be entitled to these severance benefits if he voluntarily terminates his employment for any reason during the thirty-day period commencing 23 months after the change-in-control. A Named Executive Officer will also receive severance benefits under the Plan if his or her employment is terminated prior to a change-in-control if they are able to demonstrate that their employment was terminated in contemplation of a change-in-control and a change-in-control actually occurs.

Other Benefit Plans

A change-in-control will also result in payment of benefits under various Company plans. Under the Company's defined benefit pension plan, Named Executive Officers will receive enhanced benefits under the Company's defined benefit retirement plan (KRIP). Any participant whose employment is terminated, for a reason other than death, disability, cause or voluntary resignation, within five years of a change-in-control is provided up to five additional years of service. In addition, where the participant is age 50 or over on the date of the change-in-control, up to five additional years of age are given for the following plan purposes:

- to determine eligibility for early and normal retirement;
- to determine eligibility for a vested right; and
- to calculate the amount of retirement benefit.

Executives who participate in the cash balance component of the Company's retirement plan will be entitled to a benefit equal to 7% of the executive's annual compensation at the time of the termination times the number of additional years of service that the executive is entitled to under the plan. The actual number of years of service and years of age that is given to such a participant decreases proportionately depending upon the number of years that elapse between the date of a change-in-control and the date of the participant's termination of employment. If the plan is terminated within five years after a change-in-control, the benefit for each participant will be calculated as indicated above.

Upon a change-in-control (as defined in the Company's Executive Deferred Compensation Plan), each Named Executive Officer who participates in the deferred compensation plan will be entitled to a lump-sum cash payment of his or her account balance under the plan unless the executive elects in writing no later than prior to the beginning of the year preceding the year in which a change-in-control occurs that payment shall be made in equal installments over a period not longer than 11 years.

Under the EXCEL plan, if a Named Executive Officer's employment is terminated within two years following a change-in-control other than as a result of death, disability, voluntary termination or for cause, the executive will be entitled to be paid any earned but unpaid award and a pro rata target award for the year in which their employment is terminated. If, upon a change-in-control, Kodak's common stock ceases to be actively traded on the NYSE, then each Executive Officer will be entitled to receive any earned but unpaid award and a pro rata target award for the year in which the change-in-control occurs.

In the event of a change-in-control which causes the Company's stock to cease active trading on the NYSE, the Company's compensation plans (with the exception of the 2005 Omnibus Long-Term Compensation Plan) will generally be affected as follows, when Kodak common stock is not exchanged solely for common stock of the surviving company or the surviving company does not assume all Plan awards:

- Under the Company's stock option plans, all outstanding options will vest in full and be cashed out based on the difference between the change-in-control price and the option's exercise price.
- Under the Company's restricted stock programs, all of the restrictions on the stock will lapse and the stock will be cashed out based on the change-in-control price.

Under the Company's 2005 Omnibus Long-Term Compensation Plan, upon a change-in-control (as defined in the plan), if outstanding stock option and restricted stock awards are assumed or substituted by the surviving company, as determined by the Compensation Committee, then the awards will not immediately vest or be exercisable. If the awards are so assumed or substituted, then the awards will be subject to accelerated vesting and exercisability upon certain terminations of employment within the first two years after the change-in-control. Only if the awards are not so assumed or substituted will they become immediately vested, exercisable and cashed out. For performance awards, if more than 50% of the performance cycle has elapsed when a change-in-control occurs, the award will vest and be paid out at the greater of target performance or performance to date. If 50% or less of the performance cycle has elapsed when a change-in-control occurs, the award will vest and be paid out at 50% of target performance, regardless of actual performance to date.

Change-in-Control Severance Payments Table[1]

The table below estimates the incremental amounts payable upon a termination of employment by the Company in connection with a change-in-control, as if the Named Executive Officers' employment was terminated as of December 31, 2006 using the closing price of our common stock as of December 29, 2006, the last trading day in 2006.

	A. M. Perez	F. S. Sklarsky	R. H. Brust	J. T. Langley	P. J. Faraci	M. J. Hellyar
Cash Severance [2]	$ 8,415,000	$ 3,150,000	$3,859,680	$2,430,000	$2,527,200	$ 2,381,400
Additional Severance Payment	0	0	0	0	0	680,000 [9]
Intrinsic Value of Stock Options [3]	94,504	0	12,601	14,659	34,409	11,725
Restricted Stock [4]	3,483,000	1,290,000	696,600	0	258,000	387,000
Leadership Stock [5]	822,375	0	129,645	132,225	132,225	105,780
EPSP Award [6]	781,256	0	123,163	125,614	125,614	100,491
Benefits/Perquisites [7]	8,356	8,356	8,356	8,356	8,356	8,356
Pension [8]	301,209	213,681	0	314,992	957,021	1,505,147
Excise Tax Gross-Up	5,599,988	2,059,249	0	1,445,867	1,941,099	2,559,078
Total	$19,505,688	$ 6,721,286	$4,830,045	$ 4,471,713	$5,983,924	$ 7,738,977

(1) The values in this table: 1) reflect incremental payments associated with a termination in connection with a change-in-control; 2) assumes a stock price of $25.80 (except where otherwise noted); and 3) includes all outstanding grants through the assumed change-in-control/termination date of December 31, 2006.

(2) The cash severance amounts disclosed above were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target cash compensation by 3.

(3) The values in this row represent the intrinsic value of unvested stock options that would accelerate in the event of a termination following a change-in-control, based on a stock price of $25.80, the closing price of Kodak stock as of December 29, 2006.

(4) The values in this row report the value of unvested shares of restricted stock that would automatically vest upon a termination subsequent to a change-in-control.

(5) The values in this row reflect 50% of the target allocation for the 2006-2007 Leadership Stock performance cycle and also reflect 0% earnout for the 2005-2006 Leadership Stock award.

(6) The values in this row reflect a 95% payout from the 2006 EPSP.

(7) All Named Executive Officers would be entitled to $8,356 in perquisites, which include one year of continued medical, dental and life insurance benefits.

(8) The amounts included in this row represent the incremental value of pension benefits to which the Named Executive Officers would have been entitled.

(9) If Ms. Hellyar is terminated prior to June 1, 2007 as a result of disability or by the Company for any reason other than cause without offering comparable employment, she will be eligible to receive a payment of $680,000. If her employment terminates under similar circumstances between June 1, 2007 and June 1, 2008, she will receive a payment of $320,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our executive officers (as defined under Section 16), directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure of these executive officers, directors and 10% stockholders to file these reports by the required deadlines. Based solely on our review of the copies of these forms received by us or written representations furnished to us, we believe that, for the reporting period covering our 2006 fiscal year, due to clerical errors on the part of the Company, an SEC Form 4 filed on behalf of each of the listed executive officers were not filed timely: Robert Berman, Charles Brown, Richard Brown, Robert Brust, Daniel Carp, Carl Gustin, Joyce Haag, Mary Jane Hellyar, Kevin Hobert, James Langley, William Lloyd, Daniel Meek and Antonio Perez.

By Order of the Board of Directors



Laurence L. Hickey
Secretary and Assistant General Counsel
Eastman Kodak Company
April 2, 2007

EXHIBIT I — DIRECTOR INDEPENDENCE STANDARDS

Pursuant to the recently finalized NYSE Listing Standards, the Board of Directors has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards.

1) A director will not be considered "independent" if, within the preceding three years:
   - the director was an employee, or an immediate family member of the director was an executive officer of the Company; or
   - the director, or an immediate family member of the director, received more than $100,000 per year in direct compensation from the Company, other than director fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with the Company); except that compensation received by an immediate family member of the director for services as a non-executive employee of the Company need not be considered in determining independence under this test; or
   - the director was affiliated with or employed by, or an immediate family member of the director was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company; or
   - the director, or an immediate family member of the director, was employed as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee; or
   - the director was employed by another company (other than a charitable organization), or an immediate family member of the director was employed as an executive officer of such company, that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of: a) $1 million or b) 2% of such other company's consolidated gross revenues; provided, however, that, in applying this test, both the payments and the consolidated gross revenues to be measured will be those reported in the last completed fiscal year; and provided, further, that this test applies solely to the financial relationship between the Company and the director's (or immediate family member's) current employer — the former employment of the director or immediate family member need not be considered.
2) The following relationships will not be considered to be material relationships that would impair a director's independence:
   - **Commercial Relationship:** if a director of the Company is an executive officer or an employee, or whose immediate family member is an executive officer of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed the greater of: a) $1,000,000 or b) 2% of such other company's consolidated gross revenues;
   - **Indebtedness Relationship:** if a director of the Company is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness is less than 2% of the consolidated assets of the company wherein the director serves as an executive officer;
   - **Equity Relationship:** if the director is an executive officer of another company in which the Company owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholders' equity of the company where the director serves as an executive officer; or
   - **Charitable Relationship:** if a director of the Company, or the spouse of a director of the Company, serves as a director, officer or trustee of a charitable organization, and the Company's contributions to the organization in any single fiscal year are less than the greater of: a) $1,000,000 or b) 2% of that organization's gross revenues.
3) For relationships not covered by Section 2 above, or for relationships that are covered, but as to which the Board believes a director may nevertheless be independent, the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above. The Company will explain in its Proxy Statement any Board determination that a relationship was immaterial in the event that it did not meet the categorical standards of immateriality set forth in Section 2 above.
4) For purposes of these standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that, when applying the independence tests described above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated.

EXHIBIT II — DIRECTOR QUALIFICATION STANDARDS

In addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should, at a minimum, consider the following factors in the nomination or appointment of members of the Board:

Integrity. Directors should have proven integrity and be of the highest ethical character and share the Company's values.

Reputation. Directors should have reputations, both personal and professional, consistent with the Company's image and reputation.

Judgment. Directors should have the ability to exercise sound business judgment on a broad range of issues.

Knowledge. Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.

Experience. In selecting directors, the Board should generally seek active and former CEOs, CFOs, international operating executives, presidents of large and complex divisions of publicly held companies, and leaders of major complex organizations, including scientific, accounting, government, educational and other non-profit institutions.

Maturity. Directors should value board and team performance over individual performance, possess respect for others and facilitate superior board performance.

Commitment. Directors should be able and willing to devote the required amount of time to the Company's affairs, including preparing for and attending meetings of the Board and its committees. Directors should be actively involved in the Board and its decision making.

Skills. Directors should be selected so that the Board has an appropriate mix of skills in core areas such as accounting and finance, technology, management, marketing, crisis management, strategic planning, international markets and industry knowledge.

Track Record. Directors should have a proven track record of excellence in their field.

Diversity. Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting gender, ethnic background, country of citizenship and professional experience.

Age. Given the Board's mandatory retirement age of 70, directors must be able to, and should be committed to, serve on the Board for an extended period of time.

Independence. Directors should be independent in their thought and judgment and be committed to represent the long-term interests of all of the Company's shareholders.

Ownership Stake. Directors should be committed to having a meaningful, long-term equity ownership stake in the Company.

EXHIBIT III — DIRECTOR SELECTION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Corporate Responsibility and Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. The Chair of the Corporate Responsibility and Governance Committee will oversee this process.

The Corporate Responsibility and Governance Committee will generally use the following process when recruiting, evaluating and selecting director candidates. The various steps outlined in the process may be performed simultaneously and in an order other than that presented below. Throughout the process, the Committee will keep the full Board informed of its progress.

The Company is committed to maintaining its tradition of inclusion and diversity within the Board, and confirms that its policy of non-discrimination based on sex, race, religion or national origin applies in the selection of Directors.

1) The Committee will assess the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its Director Qualification Standards and the Company's current and future needs.
2) Using the results of this assessment, the Committee will prepare a target candidate profile.
3) The Committee will develop an initial list of director candidates by retaining a search firm, utilizing the personal network of the Board and senior management of the Company, and considering any nominees previously recommended.
4) The Committee will screen the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and the Board's Director Qualification Standards. From this review, the Committee will prepare a list of preferred candidates and present it to the full Board and the CEO for input.

5) The Committee will determine if any director has a business or personal relationship with any of the preferred candidates that will enable the director to initiate contact with the candidate to determine his or her interest in being considered for membership to the Board. If necessary, the search firm will be used to initiate this contact.

6) Whenever possible, the Chair of the Committee, the Presiding Director, at least one other independent member of the Board and the CEO will interview each interested preferred candidate.

7) Based on input received from the candidate interviews, the Committee will determine whether to extend an invitation to a candidate to join the Board.

8) A reference check will be performed on the candidate.

9) Depending on the results of the reference check, the Committee will extend the candidate an invitation to join the Board, subject to election by the Board.

10) The full Board will vote on whether to elect the candidate to the Board.

11) The Secretary of the Company will arrange for orientation sessions for newly elected directors, including briefings by senior managers, to familiarize new Directors with the Company's overall business and operations, strategic plans and goals, financial statements, and key policies and practices, including corporate governance matters.

EXHIBIT IV — AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

I. Statement of Principles

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted this Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved.

This Pre-Approval Policy establishes two different approaches to pre-approving services: proposed services either may be pre-approved without specific consideration by the Audit Committee (general pre-approval) or require the specific pre-approval of the Audit Committee (specific pre-approval). The Audit Committee believes that the combination of these two approaches in this policy will result in an effective and efficient procedure to pre-approve services performed by the independent auditor. As set forth in this policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee shall consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee shall determine whether the audit firm is best positioned to provide the most effective and efficient service.

The non-audit services that have the general pre-approval of the Audit Committee will be reviewed on an annual basis unless the Audit Committee considers a different period and states otherwise. The Audit Committee shall annually review and pre-approve the audit, audit-related and tax services that can be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management or to others.

The independent auditor has reviewed this policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II. Audit Services

The Audit Committee shall approve the annual audit services engagement terms and fees no later than its review of the independent auditor's audit plan. Audit services may include the annual financial statement audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations occurring during, and as a result of, the audit. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal control over financial reporting. The Audit Committee shall also approve, if necessary, any significant changes in terms, conditions and fees resulting from changes in audit scope, company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

III. Audit-Related Services

Audit-related services are assurance and related services that traditionally are performed by the independent auditor. Because the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions, accounting consultations for significant or unusual transactions not classified as "audit services," assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities, financial audits of employee benefit plans, agreed-upon or expanded audit procedures performed at the request of management, and assistance with internal control reporting requirements.

IV. Tax Services

The Audit Committee believes that the independent auditor can provide traditional tax services to the Company such as U.S. and international tax planning and compliance. The Audit Committee will not pre-approve the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

V. Other Permissible Non-Audit Services

The Audit Committee may grant general pre-approval to those permissible non-audit services (other than tax services, which are addressed above) that it believes are routine and recurring services, would not impair the independence of the auditor, and are consistent with the SEC's rules on auditor independence.

A list of the SEC's prohibited non-audit services is attached to the end of this policy as Attachment 1. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VI. Pre-Approval Budgeted Amounts

Pre-approval budgeted amounts for all services to be provided by the independent auditor shall be reviewed and approved annually by the Audit Committee. Any proposed services exceeding these levels or amounts shall require specific pre-approval by the Audit Committee. On a quarterly basis, the Audit Committee will be provided with updates regarding actual projects and fees by category in comparison to the pre-approved budget.

VII. Procedures

All requests or applications from the independent auditor to provide services that do not require specific approval by the Audit Committee shall be submitted to the Corporate Controller and must include a detailed description of the services to be rendered. The Corporate Controller will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee shall be submitted to the Audit Committee for approval by the Corporate Controller.

VIII. Delegation

The Committee Chair is authorized to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Committee as a whole.

Attachment 1

Prohibited Non-Audit Services

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit

2007 ANNUAL MEETING DIRECTIONS AND PARKING INFORMATION

Morris J. Wosk Centre for Dialogue at Simon Fraser University

580 W. Hastings Street, Vancouver, BC, Canada

Directions

From the Vancouver International Airport

Follow the signs for Vancouver (downtown or city centre)

Shortly after leaving the airport, you will cross the Arthur Laing Bridge

Drive in the right lane of the bridge

Take the first exit to Granville Street

Follow Granville Street for approx. 15 km; note that the streets are numbered in descending order

Cross Broadway (10th Avenue) and join up with the Granville Street Bridge

Stay in the right lane

Take the Seymour Street exit from the bridge (the 2 right-hand lanes exit)

Follow Seymour Street until Pender Street

There are a number of parking lots on Seymour Street; please refer to attached map

The main entrance is located at 500 Granville Street, right on the corner of Granville & Pender

From Highway #1 Westbound

Take the Hastings Street Exit off Highway #1

Turn LEFT at the first set of lights onto Hastings Street

Drive down Hastings until you PASS Seymour Street. Seymour Street is a one-way street northbound, and you are unable to turn left and must loop around the block

Turn LEFT on Howe Street, which is 2 blocks past Seymour

Drive 1 block south on Howe

Turn LEFT on Pender Street

Drive 2 blocks east on Pender Street

Turn LEFT on Seymour Street

Upon turning left, you will see a courtyard to your right called Joe Segal Court. There are 2 cement pillars out front with a Delta Vancouver Suites sign and a Centre for Dialogue sign on them

The Morris J. Wosk Centre for Dialogue will be on your left-hand side as soon as you pull into the courtyard, adjacent to the Delta Vancouver Suites

Underground parking is available on your right-hand side, just past the meridian of trees

The main entrance is located in the courtyard, NOT on Hastings Street as the address indicates

From Highway 99 Northbound

Take the OAK STREET BRIDGE into Vancouver

Drive straight down Oak until W. 6th Avenue (Oak ends at this point)

Turn RIGHT on 6th Avenue

Follow 6th until Cambie Street

Turn LEFT on Cambie Street – this will join up with the Cambie Street Bridge

Turn RIGHT on Seymour Street.

After driving approximately 4 blocks, you will pass Pender Street.

As soon as you cross Pender Street, you will see a courtyard called Joe Segal Court on your right-hand side. There are 2 cement pillars out front with a Delta Vancouver Suites sign and a Centre for Dialogue sign on them

The Morris J. Wosk Centre for Dialogue will be on your left-hand side as soon as you pull into the courtyard, adjacent to the Delta Vancouver Suites

Underground parking is available on your right hand side, just past the meridian of trees

The main entrance is located in the courtyard, NOT on Hastings Street as the address indicates

From North Vancouver driving Southbound:

Take the Lions Gate Bridge into Vancouver

Drive straight down Georgia Street

Turn LEFT on Seymour Street

Drive 2 blocks on Seymour Street, past Pender Street

Once you have passed Pender Street, you will see a courtyard called Joe Segal Court on your right-hand side. There are 2 cement pillars out front with Delta Vancouver Suites signs on them

The Morris J. Wosk Centre for Dialogue will be on your left-hand side as soon as you pull into the courtyard, adjacent to the Delta Vancouver Suites

Underground parking is available on your right-hand side, just past the meridian of trees

The main entrance is located in the courtyard, NOT on Hastings Street as the address indicates

From the Waterfront Station (Skytrain, Bus, Seabus, Westcoast Express)

Exit building onto Water Street

Walk straight up Seymour Street (street right outside the main entrance to the station)

Walk past Hastings (still on Seymour). The Morris J. Wosk Centre for Dialogue will be on your left-hand side, adjacent to the Delta Vancouver Suites

Enter into Joe Segal Court; the entrance will be on your left-hand side (big glass building)

Parking

Please see the map below for parking lot locations. There is a fee for parking at each lot. Fees vary per lot and can depend on arrival time.





1 Simon Fraser University at Harbour Centre

2 Morris J. Wosk Centre for Dialogue

3 Segal Graduate School of Business

P Parking

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